Filed Pursuant to Rule 424(b)(4)
Registration Statement No. 333-159148

AN AMALGAMATION PROPOSAL — YOUR VOTE IS VERY IMPORTANT

To the shareholders of Validus Holdings, Ltd. (“Validus”) and the shareholders of IPC Holdings, Ltd. (“IPC”):

On July 9, 2009, IPC, Validus and Validus Ltd., a direct wholly owned subsidiary of Validus, entered into an Agreement and Plan of Amalgamation (the “Amalgamation Agreement”).

Subject to shareholder approval as described herein and satisfaction or waiver of the other conditions specified in the Amalgamation Agreement, on the date the Amalgamation is consummated (the “Closing Date”), IPC will amalgamate with Validus Ltd. (the “Amalgamation”). IPC shareholders (including the shareholders that do not vote in favor of the Amalgamation) will have the right to receive 0.9727 common shares, par value $0.175 per share, of Validus (“Validus Shares”), $7.50 in cash (less any applicable withholding taxes and without interest) and cash in lieu of fractional shares in exchange for each common share, par value $0.01 per share, of IPC (an “IPC Share”) they hold, unless they exercise appraisal rights pursuant to Bermuda law.

The Validus Special Meeting. Validus will hold a special meeting of its shareholders (the “Validus special meeting”), on September 4, 2009, at 9:00 A.M., Atlantic Time, at the registered office of Validus, located at 19 Par-La-Ville Road, Hamilton, HM11, Bermuda. Validus shareholders will be asked at the Validus special meeting:

•	to approve the issuance of Validus Shares pursuant to the Amalgamation Agreement (the “Share Issuance”);

•	to approve an adjournment proposal in respect of the Validus special meeting for the solicitation of additional proxies in favor of the above proposal, if necessary; and

•	to transact such other further business, if any, as may lawfully be brought before the Validus special meeting.

Validus is soliciting proxies from holders of Validus Shares at the Validus special meeting in order to be able to issue the Validus Shares to IPC shareholders in connection with the Amalgamation. The Share Issuance will become effective only if it is approved by Validus shareholders and the Amalgamation is consummated. The affirmative vote of a majority of the votes cast at the Validus special meeting at which a quorum is present in accordance with Validus’ bye-laws is required to approve each matter to be acted on at the Validus special meeting. Even if you previously voted on the issuance of Validus Shares at the special general meeting of Validus shareholders held on June 26, 2009, because the composition of the consideration being offered by Validus to IPC shareholders was subsequently changed, your vote is necessary at the Validus special meeting in order to approve the Share Issuance.

Shareholders of record as of the close of business on July 27, 2009 will be entitled to vote at the Validus special meeting. As of July 27, 2009, there were 59,253,652 outstanding Validus Shares entitled to vote at the Validus special meeting, and 19,771,422 Validus non-voting common shares. Each Validus Share entitles the holder of record thereof to one vote at the Validus special meeting; however, if, and for so long as, the Validus Shares of a shareholder, including any votes conferred by “controlled shares” (as defined below), would otherwise represent more than 9.09% of the aggregate voting power of all Validus Shares entitled to vote on a matter, the votes conferred by such Validus Shares will be reduced by whatever amount is necessary such that, after giving effect to any such reduction (and any other reductions in voting power required by Validus’ bye-

laws), the votes conferred by such Validus Shares represent 9.09% of the aggregate voting power of all Validus Shares entitled to vote on such matter. “Controlled shares” include all shares that a person is deemed to own directly, indirectly or constructively (within the meaning of Section 958 of the Internal Revenue Code of 1986 and Section 13(d)(3) of the Securities Exchange Act of 1934, as amended).

Aquiline Capital Partners LLC, Vestar Capital Partners, and New Mountain Capital, LLC, which collectively owned approximately 38% of Validus’ outstanding voting common shares as of July 27, 2009, have agreed to vote in favor of the Share Issuance.

Validus knows of no specific matter to be brought before the Validus special meeting that is not referred to in the notice of the Validus special meeting. If any such matter comes before the Validus special meeting, including any shareholder proposal properly made, the proxy holders will vote proxies in accordance with their judgment.

The IPC Special Meeting.  IPC will hold a special general meeting of its shareholders (the “IPC special meeting”) on September 4, 2009, at 10:00 A.M., Atlantic Time, at the registered office of IPC located at the American International Building, 29 Richmond Road, Pembroke HM 08, Bermuda. IPC shareholders will be asked at the IPC special meeting:

•	to approve an amendment to IPC’s bye-laws to reduce the shareholder vote required to approve an amalgamation with any other company from the affirmative vote of three-fourths of the votes cast thereon at a general meeting of the shareholders to a simple majority (the “IPC bye-law amendment”);

•	to adopt the Amalgamation Agreement and approve the Amalgamation;

•	to approve an adjournment proposal in respect of the IPC special meeting for the solicitation of additional proxies in favor of either of the above proposals, if necessary; and

•	to transact such other further business, if any, as may lawfully be brought before the meeting.

The affirmative vote of a majority of the votes cast at the IPC special meeting, at which a quorum is present in accordance with IPC’s bye-laws, is required to approve the IPC bye-law amendment, which will become immediately effective if so approved. If the IPC bye-law amendment is approved, the affirmative vote of a majority of the votes cast at the IPC special meeting will be required to adopt the Amalgamation Agreement and approve the Amalgamation. If the IPC bye-law amendment is not approved, the affirmative vote of three-fourths of the votes cast at the IPC special meeting shall be required to adopt the Amalgamation Agreement and approve the Amalgamation. The affirmative vote of a majority of the votes cast at the IPC special meeting is required to approve each other matter to be acted on, including the approval of any adjournment proposal.

Under IPC’s bye-laws, with limited exceptions, any shareholder owning, directly, indirectly or, in the case of any U.S. person, constructively or by attribution, shares of IPC with 10% or more of the total combined voting power of all shares entitled to vote will have the voting rights attached to such shares reduced so that it may not exercise more than approximately 9.9% of the total voting rights. The reduction in votes is generally applied in declining order based on the number of such shares owned by each shareholder. Under these provisions of IPC’s bye-laws, certain shareholders may have their voting rights limited to less than one vote per share. Moreover, these provisions could have the effect of reducing the voting power of certain shareholders who would not otherwise be subject to the limitation by virtue of their direct share ownership.

* * *

Based on Validus’ and IPC’s respective capitalizations as of August 5, 2009 and the exchange ratio of 0.9727, Validus estimates that former IPC shareholders would own, in the aggregate, approximately 38% of the issued and outstanding Validus Shares on a fully-diluted basis following closing of the Amalgamation. Validus will issue approximately 54,959,648 Validus Shares in connection with the Amalgamation. Validus will apply to list these Validus Shares on the New York Stock Exchange (“NYSE”), subject to official notice of issuance.

Before the Amalgamation can close, Validus shareholders must approve the Share Issuance at the Validus special meeting (or any adjournment thereof) and IPC shareholders must adopt the Amalgamation Agreement and approve the Amalgamation at the IPC special meeting (or any adjournment thereof).

Validus Shares are quoted on the NYSE under the symbol “VR.” The closing price of a Validus Share on the NYSE on August 5, 2009, the last practicable date prior to the filing of this joint proxy statement/prospectus, was $24.04. IPC Shares, which are currently quoted on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “IPCR” and the Bermuda Stock Exchange under the symbol “IPCR BH”, would be delisted upon completion of the Amalgamation. The closing price of an IPC Share on NASDAQ on August 5, 2009, the last practicable date prior to the filing of this joint proxy statement/prospectus, was $30.30. All references to “dollars” and “$” in this joint proxy statement/prospectus refer to U.S. dollars.

Validus’ board of directors has authorized and approved the Share Issuance and deems it fair, advisable and in the best interests of Validus and its shareholders to consummate the Share Issuance, the Amalgamation and the other transactions contemplated by the Amalgamation Agreement. Validus’ board of directors recommends that Validus shareholders vote “FOR” the proposals submitted to Validus shareholders on the attached Validus proxy card.

IPC’s board of directors has adopted the Amalgamation Agreement and authorized and approved the Amalgamation of IPC with Validus Ltd. upon the terms and subject to the conditions set forth in the Amalgamation Agreement, authorized and approved the IPC bye-law amendment, and deems it fair, advisable and in the best interests of IPC to enter into the Amalgamation Agreement and to consummate the Amalgamation and the other transactions contemplated by the Amalgamation Agreement. IPC’s board of directors recommends that IPC shareholders vote “FOR” each proposal submitted to IPC shareholders on the attached IPC proxy card.

This joint proxy statement/prospectus provides Validus and IPC shareholders with detailed information about the Validus special meeting, the IPC special meeting and the Amalgamation. You can also obtain information from publicly available documents filed by Validus and IPC with the SEC. Validus and IPC encourage you to read this entire document carefully, including the section entitled Risk Factors beginning on page 34.

Your vote is very important. Whether or not you plan to attend the Validus special meeting or the IPC special meeting, please take time to vote by completing and mailing your enclosed proxy card or by following the voting instructions provided to you if you own your shares through a bank, broker or other nominee. If you do not receive such instructions, you may request them from that firm.

Sincerely,

Edward J. Noonan	John R. Weale
Chairman and Chief Executive Officer	Interim President and Chief Executive Officer
Validus Holdings, Ltd.	IPC Holdings, Ltd.

Neither the Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved the Share Issuance, passed upon the merits or fairness of the Share Issuance or passed upon the adequacy or accuracy of the disclosure in this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

Important notice regarding the availability of proxy materials for the Validus special meeting to be held on September 4, 2009 and the IPC special meeting to be held on September 4, 2009

The joint proxy statement/prospectus and the related proxy materials are available free of charge on Validus’ website at www.validusre.bm and on IPC’s website at www.ipcre.bm.

This joint proxy statement/prospectus is dated August 6, 2009 and is first being mailed to Validus and IPC shareholders on or about August 6, 2009

SOURCES OF ADDITIONAL INFORMATION

This joint proxy statement/prospectus includes information, including important business and financial information, also set forth in documents filed by Validus and IPC with the Securities and Exchange Commission (“SEC”), and those documents include information about Validus and IPC that is not included in or delivered with this joint proxy statement/prospectus. You can obtain any of the documents filed by Validus or IPC, as the case may be, with the SEC from the SEC or, without charge, from the SEC’s website at http://www.sec.gov. Validus and IPC shareholders also may obtain documents filed with the SEC or documents incorporated by reference in this joint proxy statement/prospectus free of cost, by directing a written or oral request to the appropriate company at:

Validus Holdings, Ltd. 19 Par-La-Ville Road Hamilton HM11 Bermuda Attention: Jon Levenson (441) 278-9000	IPC Holdings, Ltd. American International Building 29 Richmond Road Pembroke HM 08 Bermuda Attention: Melanie J. Saunders (441) 298-5100

If you would like to request documents, in order to ensure timely delivery, you must do so at least ten business days before the date of the relevant meeting. This means you must request this information no later than August 21, 2009. Validus or IPC, as the case may be, will mail properly requested documents to requesting shareholders by first class mail, or another equally prompt means, within one business day after receipt of such request.

See Where You Can Find More Information on page 158.

19 Par-La-Ville Road
Hamilton HM11
Bermuda

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 4, 2009

August 6, 2009

NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Validus Holdings, Ltd. (“Validus”) will be held at 19 Par-La-Ville Road, Hamilton HM11, Bermuda, on September 4, 2009, at 9:00 A.M., Atlantic Time, for the following purposes:

•	to approve the issuance of Validus voting common shares, par value $0.175 per share, pursuant to the Amalgamation Agreement (as defined in the joint proxy statement/prospectus on the following pages);

•	to approve an adjournment proposal in respect of the meeting for the solicitation of additional proxies in favor of the above proposal, if necessary; and

•	to transact such other further business, if any, as may be lawfully brought before the meeting.

For further information concerning matters to be acted upon at the Validus special meeting, you are urged to read the joint proxy statement/prospectus on the following pages.

If you are a Validus shareholder of record, please complete, sign, date and return the enclosed proxy in the return envelope furnished for that purpose, as promptly as possible, whether or not you plan to attend the meeting, or follow the instructions on the Validus proxy card to complete your proxy card on the Internet at the website indicated or by telephone. If you own your shares through a bank, broker, or other nominee, you will receive instructions from that institution on how to instruct them to vote your shares, including by completing a voting instruction form, or providing instructions by Internet or telephone. If you do not receive such instructions, you may contact that institution to request them. If you later desire to revoke your proxy for any reason, you may do so in the manner described in the attached joint proxy statement/prospectus. Only shareholders of record as shown on the transfer books of Validus at the close of business on July 27, 2009 will be entitled to notice of, and to vote at, the Validus special meeting or any adjournments thereof. See The Validus Special Meeting beginning on page 112 in the joint proxy statement/prospectus for more information.

By Order of the Board of Directors,

/s/  Lorraine Dean

Lorraine Dean
Secretary

American International Building
29 Richmond Road
Pembroke HM 08, Bermuda

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 4, 2009

August 6, 2009

Notice is hereby given that a Special Meeting of Shareholders of IPC Holdings, Ltd. (“IPC”) will be held at the registered office of IPC, located at the American International Building, 29 Richmond Road, Pembroke HM 08, Bermuda, commencing at 10:00 A.M., Atlantic Time, on September 4, 2009, for the following purposes:

•	to approve an amendment to IPC’s bye-laws to reduce the shareholder vote required to approve an amalgamation with any other company from the affirmative vote of three-fourths of the votes cast thereon at a general meeting of the shareholders to a simple majority, pursuant to the Agreement and Plan of Amalgamation, dated as of July 9, 2009, between IPC, Validus Holdings, Ltd. (“Validus”) and Validus Ltd. (the “Amalgamation Agreement”);

•	to adopt the Amalgamation Agreement and approve the resulting amalgamation;

•	to approve an adjournment of the meeting for the solicitation of additional IPC proxies in favor of either of the above proposals, if necessary; and

•	to transact such other further business, if any, as may lawfully be brought before the meeting.

Information concerning the matters to be acted upon at the IPC special meeting is set forth in the accompanying joint proxy statement/prospectus.

Under the terms of the Amalgamation Agreement, each outstanding IPC common share (including any shares held by IPC shareholders that do not vote in favor of the amalgamation, but excluding any shares as to which appraisal rights have been exercised pursuant to Bermuda law), will be cancelled and converted into the right to receive 0.9727 common shares of Validus, $7.50 in cash, less any applicable withholding tax and without interest, and cash in lieu of fractional shares upon closing of the amalgamation.

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company or corporation, any shareholder of the Bermuda company is entitled to receive fair value for its shares. IPC’s board of directors considers the fair value for each IPC common share to be $7.50 plus 0.9727 Validus common shares, providing IPC shareholders with a value of $29.48 for each IPC common share as based on the closing price of Validus common shares on July 8, 2009, the day immediately preceding the public announcement of the proposed amalgamation.

Any IPC shareholder that is not satisfied that it has been offered fair value for its IPC common shares and whose shares are not voted in favor of the Amalgamation Agreement and the amalgamation may exercise its appraisal rights under the Companies Act 1981 of Bermuda, as amended (the “Companies Act”) to have the fair value of its IPC common shares appraised by the Supreme Court of Bermuda (the “Court”). Any IPC shareholder intending to exercise appraisal rights MUST file its application for appraisal of the fair value of its IPC common shares with the Court within ONE MONTH after the date the notice convening the IPC special meeting is deemed to have been received.

Only shareholders of record, as shown on IPC’s register of members or branch register, at the close of business on July 27, 2009, will be entitled to notice of, and to vote at, the IPC special meeting or any adjournments thereof, or to exercise the appraisal rights conferred on dissenting shareholders by Bermuda law.

If you are an IPC shareholder of record, please sign, date and return the enclosed proxy in the return envelope furnished for that purpose, as promptly as possible, whether or not you plan to attend the IPC special meeting. If you own your shares through a bank, broker or other nominee, you will receive instructions from that institution on how to instruct them to vote your shares, including by completing a proxy card, or providing instructions by Internet or telephone. If you later desire to revoke your proxy for any reason, you may do so in the manner described in the attached joint proxy statement/prospectus. See The IPC Special Meeting on page 115 in the accompanying joint proxy statement/prospectus for more information.

By order of the Board of Directors,

/s/  Melanie J. Saunders

Melanie J. Saunders
Secretary

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QUESTIONS AND ANSWERS ABOUT THE AMALGAMATION AND THE MEETINGS

The following questions and answers highlight selected information from this joint proxy statement/prospectus and may not contain all the information that is important to you. We encourage you to read this entire document carefully.

Q:	When and where are the shareholder meetings?

A1:	The Validus special meeting will take place at 9:00 A.M., Atlantic Time, on September 4, 2009, at 19 Par-La-Ville Road, Hamilton, HM11, Bermuda.

A2:	The IPC special meeting will take place at 10:00 A.M., Atlantic Time, on September 4, 2009, at the American International Building, 29 Richmond Road, Pembroke HM 08, Bermuda.

Q:	What is happening at the shareholder meetings?

A1:	At the Validus special meeting, Validus shareholders will be asked:

• to approve the issuance of Validus Shares pursuant to the Amalgamation Agreement;

• to approve the adjournment of the meeting for the solicitation of additional proxies in favor of the above proposal; and

• to transact such other further business, if any, as may be lawfully brought before the meeting.

Even if Validus shareholders approve the Share Issuance, the Share Issuance will take effect only if and when the Amalgamation closes.

A2:	At the IPC special meeting, IPC shareholders will be asked:

• to approve an amendment to IPC’s bye-laws to reduce the shareholder vote required to approve an amalgamation with any other company from the affirmative vote of three-fourths of the votes cast thereon at a general meeting of the shareholders to a simple majority;

• to adopt the Amalgamation Agreement and approve the Amalgamation;

• to approve an adjournment proposal in respect of the IPC special meeting for the solicitation of additional proxies in favor of the foregoing proposals, if necessary; and

• to transact such other further business, if any, as may lawfully be brought before the meeting.

Q:	What will happen in the Amalgamation?

A:	If Validus shareholders approve the Share Issuance, and if IPC shareholders adopt the Amalgamation Agreement and approve the Amalgamation, and all other conditions to the Amalgamation have been satisfied or waived, IPC will amalgamate with Validus Ltd., a direct, wholly owned subsidiary of Validus, upon the terms and subject to the conditions set forth in the Amalgamation Agreement. Upon the closing of the Amalgamation, the separate corporate existence of Validus Ltd. and IPC will cease and they will continue as a combined entity and subsidiary of Validus and the name of the combined entity shall be “Validus Ltd.”

Q:	Why are Validus and IPC proposing the Amalgamation?

A1:	Based on a number of factors described under The Amalgamation — Reasons Why Validus’ Board of Directors Recommends Approval of the Share Issuance, Validus’ board of directors believes that the Amalgamation represents a compelling combination and excellent strategic fit that will enable Validus to capitalize on opportunities in the global reinsurance market. Successful completion of the Amalgamation would allow Validus shareholders to benefit from the superior growth potential of a combined company that would be a leading carrier in Bermuda’s short-tail reinsurance and insurance markets, with a strong balance sheet and quality diversification in profitable business lines.

A2:	Based on a number of factors, including those described under The Amalgamation — Reasons Why IPC’s Board of Directors Recommends Approval of the Amalgamation and the IPC Bye-law Amendment, IPC’s board of directors adopted the Amalgamation Agreement and authorized and approved the IPC bye-law amendment. IPC’s board of directors believes that each of the Amalgamation and the IPC bye-law amendment is in the best interests of IPC. In making this determination, IPC’s board of directors considered factors including the amount and type of consideration pursuant to the Amalgamation, the certainty for IPC and its shareholders, the anticipated timing of signing and closing, and the other terms and conditions of Validus’ offer.

Q:	What would IPC shareholders receive in the Amalgamation?

A:	Under the terms of the Amalgamation Agreement, each outstanding IPC Share (including any shares held by IPC shareholders that do not vote in favor of the Amalgamation, but excluding any dissenting shares as to which appraisal rights have been exercised pursuant to Bermuda law and excluding any shares held by Validus, IPC or any of their respective subsidiaries) would be cancelled and converted into the right to receive (i) 0.9727 Validus Shares, (ii) $7.50 in cash, less any applicable withholding taxes and without interest, and (iii) cash in lieu of fractional shares, upon closing of the Amalgamation.

IPC shareholders would not receive any fractional Validus Shares in the Amalgamation. Instead, IPC shareholders would be paid cash in lieu of the fractional share interest to which such shareholders would otherwise be entitled.

Q:	What percentage of Validus Shares will the former holders of IPC Shares own, in the aggregate, after the Amalgamation?

A:	Based on Validus’ and IPC’s respective capitalizations as of August 5, 2009, and the exchange ratio of 0.9727, Validus estimates that former IPC shareholders would own, in the aggregate, approximately 38% of the issued and outstanding Validus Shares on a fully-diluted basis following closing of the Amalgamation.

Q:	Are shareholders able to exercise appraisal rights?

A1:	Validus shareholders will not be entitled to exercise appraisal rights with respect to any matter to be voted upon at the Validus special meeting.

A2:	IPC shareholders who do not vote in favor of the Amalgamation Agreement and the Amalgamation and who are not satisfied that they have been offered fair value for their IPC Shares may exercise, within one month after the date the notice convening the IPC special meeting is deemed to have been received, appraisal rights under Bermuda law to have the fair value of their IPC Shares appraised by the Supreme Court of Bermuda (the “Court”), subject to compliance with all of the required procedures, as described under The Amalgamation — Dissenters’ Rights of Appraisal for IPC Shareholders.

Q:	What will be the composition of the board of directors of Validus following the effectiveness of the Amalgamation?

A:	Upon the effectiveness of the Amalgamation, Validus’ board of directors would consist of the directors serving on the board of directors of Validus before the Amalgamation.

Q:	How will Validus be managed after the Amalgamation?

A:	Upon closing of the Amalgamation, the officers of Validus will be the officers serving Validus before the Amalgamation.

Q:	When do the parties expect to complete the Amalgamation?

A:	The parties expect to complete the Amalgamation in the third quarter of 2009, although there can be no assurance that the parties will be able to do so. The closing of the Amalgamation is subject to customary closing conditions, including shareholder and bank approvals and receipt of certain other regulatory approvals. Please see The Amalgamation Agreement — Conditions to the Amalgamation on page 106.

Q:	Will I be taxed on the amalgamation consideration I receive?

A:	IPC and Validus intend for the Amalgamation to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and completion of the Amalgamation is conditioned on Validus and IPC receiving tax opinions to this effect from Cahill Gordon & Reindel llp and Sullivan & Cromwell LLP, respectively. Assuming the Amalgamation so qualifies, a U.S. holder of IPC Shares that exchanges IPC Shares for Validus Shares and cash in the Amalgamation will generally recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of cash received by such U.S. holder in the Amalgamation (excluding any cash received in lieu of a fractional

v

Validus Share) and (ii) the excess, if any, of (a) the sum of the cash and the fair market value of the Validus Shares received by such U.S. holder (including the fair market value of any fractional Validus Share deemed received), over (b) the U.S. holder’s tax basis in the IPC Shares exchanged pursuant to the Amalgamation. Subject to the passive foreign investment company rules or the potential application of Section 1248 of the Code, any gain recognized upon the exchange generally will be capital gain, unless the receipt of cash by a U.S. holder has the effect of the distribution of a dividend for U.S. federal income tax purposes. For more information, please see the section of this joint proxy statement/prospectus under the caption Material U.S. Federal Income Tax Consequences.

Tax matters are complicated and the tax consequences of the Amalgamation to you will depend upon the facts of your particular circumstances. Because individual circumstances may differ, Validus urges you to consult with your own tax advisor as to the specific tax consequences of the Amalgamation to you, including the applicability of U.S. federal, state, local, non-U.S. and other tax laws.

Q:	What shareholder vote is required to approve the proposals at the Validus special meeting and the IPC special meeting and how many votes must be present to hold the meetings?

A1:	The affirmative vote of a majority of the votes cast at the Validus special meeting, at which a quorum is present in accordance with Validus’ bye-laws, is required to approve the Share Issuance. The quorum required at the Validus special meeting is two or more shareholders present in person and representing in person or by proxy in excess of 50% of the total issued Validus Shares throughout the meeting. The Share Issuance will become effective only if it is duly approved by Validus shareholders and all of the other conditions to the Amalgamation are satisfied or waived and the Amalgamation closes. The affirmative vote of a majority of the votes cast at the Validus special meeting is required to approve each other matter to be acted on, including any adjournment proposal. Aquiline Capital Partners LLC, Vestar Capital Partners, and New Mountain Capital, LLC, which collectively owned approximately 38% of Validus’ outstanding voting common shares as of July 27, 2009, have agreed to vote in favor of the issuance of Validus shares in connection with the transaction.

Even if you previously voted on the issuance of Validus Shares at the special general meeting of Validus shareholders held on June 26, 2009, because the composition of the consideration being offered by Validus to IPC shareholders was subsequently changed, your vote is necessary at the Validus special meeting in order to approve the Share Issuance.

A2:	With respect to the IPC special meeting, the affirmative vote of a majority of the votes cast at the IPC special meeting, at which a quorum is present in accordance with IPC’s bye-laws, is required to approve the IPC bye-law amendment, which will become immediately effective if so approved. The quorum required at the IPC special meeting is two or more shareholders present in person and representing in person or by proxy more than 50% of the issued and outstanding IPC Shares throughout the meeting. If the IPC bye-law amendment is approved, the affirmative vote of a majority of the votes cast at the IPC special meeting is required to adopt the Amalgamation Agreement and approve the Amalgamation. If the IPC bye-law amendment is not approved, the affirmative vote of three-fourths of the votes cast at the IPC special meeting will be required to adopt the Amalgamation Agreement and approve the Amalgamation. The affirmative vote of a majority of the votes cast at the IPC special meeting is required to approve each other matter to be acted on, including any adjournment proposal.

Q:	Do the boards of directors recommend approval of the proposals?

A1:	Yes. Validus’ board of directors, taking into consideration the reasons discussed under The Amalgamation — Reasons Why Validus’ Board of Directors Recommends Approval of the Share Issuance, adopted the Amalgamation Agreement and authorized and approved the Share Issuance. Validus’ board of directors deems it fair, advisable and in the best interests of Validus to enter into the Amalgamation Agreement and to acquire all of the outstanding IPC Shares and to consummate the Share Issuance. Validus’ board of directors recommends that Validus shareholders vote “FOR” each matter submitted on the Validus proxy card.

A2:	Yes. IPC’s board of directors, taking into consideration the reasons discussed under The Amalgamation — Reasons Why IPC’s Board of Directors Recommends Approval of the Amalgamation and the IPC bye-law

amendment, adopted the Amalgamation Agreement and authorized and approved the amalgamation of IPC with Validus Ltd. upon the terms and subject to the conditions set forth in the Amalgamation Agreement, authorized and approved the IPC bye-law amendment, and deems it fair, advisable and in the best interests of IPC to enter into the Amalgamation Agreement and to consummate the Amalgamation and the other transactions contemplated thereby. IPC’s board of directors recommends that you vote “FOR” each matter submitted on the IPC proxy card.

Q:	What is the record date for each special meeting?

A1:	The record date for the Validus special meeting is July 27, 2009 (the “Validus record date”). Only Validus shareholders at the close of business on the Validus record date will be entitled to notice of, and to vote at, the Validus special meeting or any adjournment or postponement thereof.

A2:	The record date for the IPC special meeting is July 27, 2009 (the “IPC record date”). Only IPC shareholders at the close of business on the IPC record date will be entitled to notice of, and to vote at, the IPC special meeting or any adjournment or postponement thereof.

Q:	What do I need to do now?

A:	The parties urge you to read carefully this joint proxy statement/prospectus, including its annexes and the documents incorporated by reference herein. You also may want to review the documents referenced under Where You Can Find More Information and consult with your accounting, legal and tax advisors. Once you have considered all relevant information, the parties encourage you to fill in and return the relevant proxy card (if you are a shareholder of record) or voting instruction form you receive from your bank, broker or other nominee (if you hold your shares through a bank, broker or other nominee (in “street name”)).

Q:	How can I vote my shares in person at the Validus special meeting or the IPC special meeting?

A:	If your Validus Shares or IPC Shares are registered directly in your name as of the record date with the relevant transfer agent, you are considered the “shareholder of record” with respect to those shares, and the proxy materials and proxy card are being sent directly to you. As the shareholder of record, you have the right to vote in person at the Validus special meeting or the IPC special meeting. If you choose to do so, you can bring the enclosed proxy card to the relevant special meeting and vote in person. Most shareholders of Validus and IPC hold their shares in street name rather than directly in their own name. If you hold your shares in street name, you are a “beneficial holder,” and the proxy materials are being forwarded to you by your bank, broker or other nominee together with a voting instruction form. Because a beneficial holder is not the shareholder of record, you may not vote these shares in person at the meeting unless you have either arranged for the shares beneficially owned by you to be transferred of record into your name by the record date for the special meeting or secured a valid proxy or power of attorney from the bank, broker or other nominee that holds your shares as of the record date for the relevant special meeting (and who has received a valid proxy or power of attorney from the shareholder of record pursuant to a “legal proxy” with a power of subdelegation from the shareholder of record as of the record date) and present that proxy at the relevant special meeting. Even if you plan to attend the Validus special meeting or IPC special meeting, we recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the relevant special meeting.

Q:	How can I vote my shares without attending the Validus special meeting or the IPC special meeting?

A:	If you are the shareholder of record, you may direct your vote without attending the Validus special meeting or the IPC special meeting by completing and mailing your proxy card in the enclosed pre-paid envelope. If you hold your shares in street name you should complete and return the voting instruction form you receive from your bank, broker or other nominee in accordance with the instructions you receive from your bank, broker or other nominee. Your voting instruction form may contain instructions from your bank, broker or other nominee that allow you to vote your shares using the Internet or by telephone. Please consult with your bank, broker or other nominee if you have any questions regarding the voting of shares held in street name.

In addition, if you are a Validus shareholder of record, you may grant a proxy to vote your shares at the Validus special meeting by telephone by calling 866-367-5524 and following the simple recorded instructions, twenty-four hours a day, seven days a week, at any time prior to 11:59 p.m., Eastern Time, on the day prior to the Validus special meeting. Alternatively, as a Validus shareholder of record, you may vote via the Internet at any time prior to 11:59 p.m., Eastern Time, on the day prior to the Validus special meeting by going to http://proxy.georgeson.com, entering the company number and control number on your proxy card and following the instructions to submit an electronic proxy. If you vote by telephone or the Internet, you will be required to provide the control number contained on your proxy card.

Q:	What do I need for admission to the Validus special meeting or the IPC special meeting?

A:	You are entitled to attend the Validus special meeting or IPC special meeting only if you are (i) a shareholder of record or (ii) a beneficial owner or other person holding a valid proxy from the bank, broker or other nominee that holds your shares (and who has received a “legal proxy,” with a power of subdelegation, from the shareholder of record as of the record date). If you are the shareholder of record, your name will be verified against the list of shareholders of record prior to your admittance to the Validus special meeting or IPC special meeting. You should be prepared to present photo identification for admission. If you hold your shares in street name and would like to be admitted to the meeting, you will need to provide a valid proxy or power of attorney from the bank, broker or other nominee that holds your shares (and who has received a “legal proxy,” with a power of subdelegation, from the shareholder of record as of the record date) and proof of beneficial ownership on the relevant record date, such as a brokerage account statement showing that you owned Validus Shares or IPC Shares as of the relevant record date, a copy of the voting instruction form provided by your bank, broker or other nominee, or other similar evidence of ownership as of the record date, as well as your photo identification. If you do not comply with the procedures outlined above, you may not be admitted to the Validus special meeting or IPC special meeting.

Q:	If my shares are held in a brokerage account or in street name, will my broker vote my shares for me?

A:	If you own your shares through a bank, broker or other nominee, you will receive instructions from that institution on how to instruct them to vote your shares, including by completing a voting instruction form, or providing instructions by Internet or telephone. If you do not receive such instructions, you may contact that institution to request them. In accordance with NYSE rules, banks, brokers and other nominees who hold shares in street-name for customers may not exercise their voting discretion with respect to the proposals. Accordingly, if you do not provide your bank, broker or other nominee with instructions on how to vote your street name shares, your bank, broker or other nominee will not be permitted to vote them at the Validus special meeting or IPC special meeting, possibly resulting in a “broker non-vote.”

A “broker non-vote” with respect to the Validus special meeting or IPC special meeting will not be considered as a vote cast with respect to any matter presented at the Validus special meeting or IPC special meeting, but will be counted for purposes of establishing a quorum, provided that your bank, broker or other nominee is in attendance in person or by proxy.

Because your bank, broker or other nominee will not have discretionary authority to vote your shares, you must provide your bank, broker or other nominee with instructions on how to vote your shares or arrange to attend the Validus special meeting or IPC special meeting and vote your shares in person if you want your shares to be voted and to avoid a broker non-vote.

Q:	What effect do abstentions and broker non-votes have on the proposals?

A:	Abstentions and “broker non-votes” will be counted toward the presence of a quorum at, but will not be considered votes cast on any proposal brought before, the Validus special meeting or IPC special meeting. Because the vote required to approve the proposals is the affirmative vote of the required percentage of the votes cast assuming a quorum is present, a broker non-vote with respect to any proposal to be voted on at the Validus or IPC special meeting will not have the effect of a vote for or against the relevant proposal, but will reduce the number of votes cast and therefore increase the relative influence of those shareholders voting. See also The Validus Special Meeting — Record Date and Shares Entitled to Vote and The IPC Special Meeting — Record Date and Shares Entitled to Vote.

Q:	How will my shares be voted if I sign and return a proxy card or voting instruction form without specifying how to vote my shares?

A:	If you sign and return a proxy card or voting instruction form without giving specific voting instructions, your shares will be voted “FOR” the proposals on the proxy card and as the persons named as proxies may determine in their discretion with respect to any other matters properly presented for a vote before the Validus special meeting or IPC special meeting.

Q:	What do I do if I want to change my vote or revoke my proxy?

A:	You may change your vote or revoke your proxy at any time before your proxy is voted at the Validus special meeting or the IPC special meeting. If you are a shareholder of record, you may change your vote or revoke your proxy by: (1) delivering to Validus or IPC, a written notice of revocation of your proxy; (2) delivering to Validus or IPC an authorized proxy bearing a later date (including, for Validus shareholders, a proxy by telephone or over the Internet); or (3) attending the Validus special meeting or IPC special meeting and voting in person as described above under the question entitled How can I vote my shares in person at the Validus special meeting or IPC special meeting? Attendance at the Validus special meeting or IPC special meeting in and of itself, without voting in person at the Validus special meeting or IPC special meeting, will not cause your previously granted proxy to be revoked. For shares you hold in street name, you should follow the instructions of your bank, broker or other nominee or, if you have obtained a valid proxy or power of attorney from the bank, broker or other nominee that holds your shares (and who has received a “legal proxy,” with a power of subdelegation, from the shareholder of record as of the record date) giving you the right to vote your shares at the Validus special meeting or IPC special meeting, by attending the Validus special meeting or IPC special meeting and voting in person.

Q:	Who can I contact with any additional questions?

A1:	Validus shareholders:

If you have additional questions about the Amalgamation, if you would like additional copies of this joint proxy statement/prospectus, or if you need assistance voting your Validus Shares, you should contact Georgeson Inc. (“Georgeson”) at:

Georgeson Inc.
199 Water Street,
26th Floor
New York, New York 10038
Banks and Brokerage Firms Please Call: (212) 440-9800
All Others Please Call Toll Free: (888) 274-5146
E-mail inquiries: validus@georgeson.com

A2:	IPC shareholders:

If you have additional questions about the Amalgamation, if you would like additional copies of this joint proxy statement/prospectus, or if you need assistance voting your IPC Shares, you should contact Innisfree M&A Incorporated (“Innisfree”) at:

Innisfree M&A Incorporated 501 Madison Avenue 20th Floor New York, NY 10022 Toll-Free for Shareholders: (877) 825-8621 Banks and Brokers Call Collect: (212) 750-5834

Q:	Where can I find more information about the companies?

A:	You can find more information about Validus and IPC in the documents described under Where You Can Find More Information.

SUMMARY

This summary highlights the material information in this joint proxy statement/prospectus. To fully understand the proposals, and for a more complete description of the terms of the Amalgamation, you should read carefully this entire document, including the exhibits, and documents incorporated by reference herein, and the other documents referred to herein. For information on how to obtain the documents that are on file with the SEC, please see the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information.”

The Companies (page 33)

Validus

Validus is a Bermuda exempted company with its principal executive offices located at 19 Par-La-Ville Road, Hamilton HM11, Bermuda. The telephone number of Validus is (441) 278-9000. Validus is a provider of reinsurance and insurance, conducting its operations worldwide through two wholly owned subsidiaries, Validus Reinsurance Ltd. (“Validus Re”) and Talbot. Validus Re is a Bermuda-based reinsurer focused on short-tail lines of reinsurance. Talbot is the Bermuda parent of the specialty insurance group primarily operating within the Lloyd’s insurance market through Syndicate 1183. As of March 31, 2009, Validus had total shareholders’ equity of $2.023 billion and total assets of $4.763 billion. Validus Shares are traded on the NYSE under the symbol “VR” and, as of August 5, 2009, the last practicable date prior to the filing of this joint proxy statement/prospectus, Validus had a market capitalization of approximately $1.831 billion. Validus has approximately 280 employees.

As of the date of the filing of this joint proxy statement/prospectus with the SEC, Validus was the registered holder of 100 IPC Shares, or less than 1% of the outstanding IPC Shares.

IPC

IPC, a Bermuda exempted company, provides property catastrophe reinsurance and, to a limited extent, property-per-risk excess, aviation (including satellite) and other short-tail reinsurance on a worldwide basis. During 2008, approximately 93% of its gross premiums written, excluding reinstatement premiums, covered property catastrophe reinsurance risks. Property catastrophe reinsurance covers against unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, industrial explosions, freezes, riots, floods and other man-made or natural disasters. The substantial majority of the reinsurance written by IPCRe Limited (“IPCRe”), IPC’s Bermuda-based property catastrophe reinsurance subsidiary, has been, and continues to be, written on an excess of loss basis for primary insurers rather than reinsurers, and is subject to aggregate limits on exposure to losses. During 2008, IPC had approximately 258 clients from whom it received either annual/deposit or adjustment premiums, including many of the leading insurance companies around the world. In 2008, approximately 36% of those clients were based in the United States, and approximately 53% of gross premiums written, excluding reinstatement premiums, related primarily to U.S. risks. IPC’s non-U.S. clients and its non-U.S. covered risks are located principally in Europe, Japan, Australia and New Zealand. During 2008, no single ceding insurer accounted for more than 3.7% of IPC’s gross premiums written, excluding reinstatement premiums. As of March 31, 2009, IPC had total shareholders’ equity of $1.849 billion and total assets of $2.453 billion.

IPC Shares are quoted on the NASDAQ Global Select Market under the ticker symbol “IPCR” and the Bermuda Stock Exchange under the symbol “IPCR BH.” IPC’s principal executive offices are located at American International Building, 29 Richmond Road, Pembroke HM 08, Bermuda and its telephone number is (441) 298-5100.

The Validus Special Meeting (page 112)

The Validus special meeting will be held on September 4, at 9:00 A.M., Atlantic Time, at the registered office of Validus, located at 19 Par-La-Ville Road, Hamilton HM11, Bermuda. Validus shareholders will be asked at the Validus special meeting:

•	to approve the Share Issuance;

•	to approve the adjournment of the Validus special meeting for the solicitation of additional proxies in favor of the above proposal, if necessary; and

•	to transact such other further business, if any, as may lawfully be brought before the Validus special meeting.

You can vote at the Validus special meeting only if you are a shareholder of record, as shown by the transfer books of Validus, at the close of business on July 27, 2009, which is the record date for the Validus special meeting.

The IPC Special Meeting (page 115)

The IPC special meeting will be held on September 4, 2009, at 10:00 A.M., Atlantic Time, at the registered office of IPC, located at the American International Building, 29 Richmond Road, Pembroke, HM 08, Bermuda. IPC shareholders will be asked at the IPC special meeting:

•	to approve the IPC bye-law amendment;

•	to adopt the Amalgamation Agreement and approve the Amalgamation;

•	to approve an adjournment of the meeting for the solicitation of additional proxies in favor of either of the above proposals, if necessary; and

•	to transact such other further business, if any, as may lawfully be brought before the meeting.

You can vote at the IPC special meeting only if you are a shareholder of record, as shown on IPC’s register of members or branch register at the close of business on July 27, 2009, which is the record date for the IPC special meeting.

The Amalgamation (page 38)

General Description (page 38)

On July 9, 2009, IPC, Validus and Validus Ltd., a wholly owned subsidiary of Validus, entered into an Agreement and Plan of Amalgamation (the “Amalgamation Agreement”). Validus’ board of directors unanimously adopted the Amalgamation Agreement on that date and deemed it fair, advisable and in the best interests of Validus to enter into the Amalgamation Agreement and to consummate the Share Issuance and the other transactions contemplated thereby. IPC’s board of directors unanimously adopted the Amalgamation Agreement on that date and authorized and approved the amalgamation of IPC with Validus Ltd. upon the terms and subject to the conditions set forth in the Amalgamation Agreement and deemed it fair to, advisable to and in the best interests of IPC to enter into the Amalgamation Agreement and to consummate the Amalgamation and the other transactions contemplated thereby.

Subject to shareholder approval as described in this joint proxy statement/prospectus and the satisfaction or waiver of the other conditions specified in the Amalgamation Agreement, on the Closing Date of the Amalgamation, IPC will amalgamate with Validus Ltd. Pursuant to the Amalgamation Agreement, after the effective time of the Amalgamation, IPC shareholders (other than shareholders that exercise appraisal rights pursuant to Bermuda law, and other than Validus and its subsidiaries) will have the right to receive 0.9727 Validus Shares, $7.50 in cash, less any applicable withholding tax and without interest, and cash in lieu of fractional shares (the “amalgamation consideration”) in exchange for each IPC Share they hold.

Further details relating to the structure of the Amalgamation and the amalgamation consideration are described in The Amalgamation Agreement — Structure of the Amalgamation and The Amalgamation Agreement — Amalgamation Consideration.

Recommendation of Validus’ Board of Directors (page 118)

Validus’ board of directors has adopted the Amalgamation Agreement and authorized and approved the Share Issuance, and deems it fair, advisable and in the best interests of Validus to consummate the Share Issuance, the Amalgamation and the other transactions contemplated thereby. Validus’ board of directors recommends that Validus shareholders vote “FOR” the proposals submitted to Validus shareholders on the attached Validus proxy card.

Recommendation of IPC’s Board of Directors (page 119)

IPC’s board of directors has adopted the Amalgamation Agreement and authorized and approved the Amalgamation upon the terms and subject to the conditions set forth in the Amalgamation Agreement, authorized and approved the IPC bye-law amendment, and deems it fair, advisable and in the best interests of IPC to enter into the Amalgamation Agreement and to consummate the Amalgamation and the other transactions contemplated by the Amalgamation Agreement. IPC’s board of directors recommends that IPC shareholders vote “FOR” each proposal submitted to IPC shareholders on the attached IPC proxy card.

Reasons Why Validus’ Board of Directors Recommends Approval of the Share Issuance (page 59)

Validus’ board of directors recommends approval of the Share Issuance in order to issue shares that are necessary to effect the Amalgamation. Validus’ board of directors believes that the Amalgamation represents a compelling combination and excellent strategic fit that will enable Validus to capitalize on opportunities in the global reinsurance market. Successful completion of the Amalgamation would allow Validus shareholders to benefit from the superior growth potential of a combined company that would be a leading carrier in Bermuda’s short-tail reinsurance and insurance markets, with a strong balance sheet and quality diversification in profitable business lines.

In reaching these conclusions and in determining that the Share Issuance is fair, advisable and in the best interests of Validus, and in recommending the approval of the Share Issuance, Validus’ board of directors consulted with Validus’ management as well as legal and financial advisors and considered a number of factors. Those factors included, but were not limited to, those set forth under The Amalgamation — Reasons Why Validus’ Board of Directors Recommends Approval of the Share Issuance.

Reasons Why IPC’s Board of Directors Recommends Approval of the Amalgamation and the IPC Bye-Law Amendment (page 62)

IPC’s board of directors recommends approval of the Amalgamation and the IPC bye-law amendment based on a number of factors including those described under The Amalgamation — Reasons Why IPC’s Board of Directors Recommends Approval of the Amalgamation and the IPC Bye-law Amendment. IPC’s board of directors believes that each of the Amalgamation and the IPC bye-law amendment is in the best interests of IPC. In making this determination, IPC’s board of directors considered factors including the amount and type of consideration pursuant to the Amalgamation, the certainty for IPC and its shareholders, the anticipated timing of signing and closing, and the other terms and conditions of Validus’ offer.

In the course of making the above determinations and recommendations, IPC’s board of directors considered a number of potential benefits of the Amalgamation, which in the aggregate IPC’s board of directors believes supported its decision, including those set forth under The Amalgamation — Reasons Why IPC’s Board of Directors Recommends Approval of the Amalgamation and the IPC Bye-law Amendment.

Opinion of Greenhill & Co., LLC, Financial Advisor to Validus’ Board (page 67)

Validus’ board of directors received an oral opinion, subsequently confirmed in writing, from Greenhill & Co., LLC (“Greenhill”) that, based upon and subject to the various limitations and assumptions described in the written opinion, as of July 8, 2009, the consideration pursuant to the proposed Amalgamation was fair, from a financial point of view, to Validus.

The full text of the written opinion of Greenhill, dated July 8, 2009, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limits on the opinion and the review undertaken in connection with rendering the opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. Validus shareholders are urged to read the opinion in its entirety, but should note that it is not a recommendation as to how Validus shareholders should vote with respect to the issuance of Validus Shares pursuant to the Amalgamation Agreement or any other matter.

Opinion of J.P. Morgan Securities Inc., Financial Advisor to IPC’s Board (page 74)

At the meeting of IPC’s board of directors on July 8, 2009, J.P. Morgan Securities Inc. (“JPMorgan”) rendered its oral opinion, subsequently confirmed in writing, to IPC’s board of directors that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the amalgamation consideration to be paid to the holders of IPC Shares in the proposed Amalgamation was fair, from a financial point of view, to such holders (other than Validus and its affiliates).

The full text of the written opinion of JPMorgan, dated July 8, 2009, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference. IPC’s shareholders are urged to read the opinion in its entirety. JPMorgan’s written opinion is addressed to IPC’s board of directors, addresses only the fairness, from a financial point of view, to the holders of IPC Shares (other than Validus and its affiliates) of the amalgamation consideration to be paid to such holders of IPC Shares in the proposed Amalgamation and does not constitute a recommendation to any shareholder of IPC as to how such shareholder should vote at the IPC special meeting.

Interests of IPC Directors and Executive Officers in the Amalgamation (page 86)

In considering the recommendations of IPC’s board of directors that IPC shareholders vote “FOR” the IPC bye-law amendment, and the approval and adoption of the Amalgamation Agreement, IPC shareholders should be aware that John R. Weale, Peter J. A. Cozens, and Stephen F. Fallon, individually, and all the members of IPC’s board of directors as a group, have interests in the Amalgamation that are different from, and/or in addition to, the interests of IPC shareholders generally. As described under The Amalgamation — Interests of IPC Directors and Executive Officers in the Amalgamation, Messrs. Weale, Cozens and Fallon have each entered into an employment agreement with IPC under which they would receive cash severance benefits in the respective amounts of $1,798,500, $1,476,000 and $1,466,750 upon experiencing a termination without “Cause” (as such term is defined in the employment agreements), assuming a termination date of October 1, 2009 following the Amalgamation. Additionally, assuming a termination date of October 1, 2009 following the Amalgamation, the employment agreements provide that Messrs. Weale, Cozens and Fallon would be paid retention bonuses in the amounts of $646,250, $432,000 and $429,000, respectively. Messrs. Weale, Cozens and Fallon and each of IPC’s other officers and directors have rights to indemnification by virtue of their positions as officers and/or directors of IPC. IPC’s board of directors was aware of and considered these differing interests and potential conflicts, among other matters, in evaluating and negotiating the Amalgamation Agreement with Validus and in recommending that the IPC shareholders approve the proposals to be voted upon at the IPC special meeting.

The rights of IPC’s executive officers under the applicable employment agreements, and the rights of IPC’s directors and officers to indemnification and the maintenance of directors’ and officers’ liability insurance are described under The Amalgamation — Interests of IPC Directors and Executive Officers in the Amalgamation.

Dividends and Distributions (page 90)

Each of Validus and IPC regularly pays a quarterly cash dividend, i.e., $0.20 per common share in Validus’ case and $0.22 per common share in IPC’s case. Validus expects to continue to pay its regular quarterly dividends consistent with past practice. Under the terms of the Amalgamation Agreement, before the Amalgamation closes, Validus and IPC would both be permitted to declare and pay ordinary course quarterly dividends on their common shares with record and payment dates consistent with past practice; provided that any such dividend is at a rate no greater than the rate it paid during the fiscal quarter immediately preceding the date of the Amalgamation Agreement, i.e., $0.20 per common share in Validus’ case and $0.22 per common share in IPC’s case.

Anticipated Accounting Treatment (page 90)

The Amalgamation will be accounted for under the purchase method of accounting, with Validus treated as the accounting acquirer, in accordance with Statement of Financial Accounting Standards (“FAS”) No. 141(R), “Business Combinations” (“FAS 141(R)”), under which the total consideration paid in the Amalgamation will be allocated among acquired tangible and intangible assets and assumed liabilities based on the fair values of the tangible and intangible assets acquired and liabilities assumed. In the event there is an excess of the total consideration paid in the Amalgamation over the fair values, the excess will be accounted for as goodwill. Intangible assets with definite lives will be amortized over their estimated useful lives. Goodwill resulting from the Amalgamation will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that the management of Validus determines that the value of goodwill has become impaired, an accounting charge will be taken in the fiscal quarter in which such determination is made. In the event there is an excess of the fair values of the acquired assets and liabilities assumed over the total consideration paid in the Amalgamation, the excess will be accounted for as a gain to be recognized through the income statement at the consummation of the Amalgamation in accordance with FAS 141(R). Validus anticipates the Amalgamation will result in an excess of the fair values of the acquired assets and liabilities assumed over the total consideration paid in the Amalgamation.

Material U.S. Federal Income Tax Consequences (page 126)

IPC and Validus intend for the Amalgamation to qualify as a reorganization within the meaning of Section 368(a) of the Code, and completion of the Amalgamation is conditioned on Validus and IPC receiving tax opinions to this effect from Cahill Gordon & Reindel llp and Sullivan & Cromwell LLP, respectively. Assuming the Amalgamation so qualifies, a U.S. holder of IPC Shares that exchanges IPC Shares for Validus Shares and cash in the Amalgamation will generally recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of cash received by such U.S. holder in the Amalgamation (excluding any cash received in lieu of a fractional Validus Share) and (ii) the excess, if any, of (a) the sum of the cash and the fair market value of the Validus Shares received by such U.S. holder (including the fair market value of any fractional Validus Share deemed received), over (b) the U.S. holder’s tax basis in the IPC Shares exchanged pursuant to the Amalgamation. Subject to the passive foreign investment company rules or the potential application of Section 1248 of the Code, any gain recognized upon the exchange generally will be capital gain, unless the receipt of cash by a U.S. holder has the effect of the distribution of a dividend for U.S. federal income tax purposes. For more information, please see the section of this joint proxy statement/prospectus under the caption Material U.S. Federal Income Tax Consequences.

Tax matters are complicated and the tax consequences of the Amalgamation to you will depend upon the facts of your particular circumstances. Because individual circumstances may differ, Validus urges you to consult with your own tax advisor as to the specific tax consequences of the Amalgamation to you, including the applicability of U.S. federal, state, local, non-U.S. and other tax laws.

The Amalgamation Agreement (page 94)

The Amalgamation Agreement is attached as Annex A. You should read the Amalgamation Agreement in its entirety because it, and not this joint proxy statement/prospectus, is the legal document that governs the Amalgamation.

Amalgamation Consideration (page 94)

Under the Amalgamation Agreement, each outstanding IPC Share (including any shares held by IPC shareholders that do not vote in favor of the Amalgamation, but excluding any dissenting shares as to which appraisal rights have been exercised pursuant to Bermuda law, and excluding any shares held by Validus, IPC or any of their respective subsidiaries) will be cancelled and converted into the right to receive (i) 0.9727 Validus Shares, (ii) $7.50 in cash, less any applicable withholding taxes and without interest, and (iii) cash in lieu of fractional shares.

Validus will not issue any fractional Validus Shares in connection with the Amalgamation. Instead, any IPC shareholder who would otherwise have been entitled to a fraction of a Validus Share in connection with the Amalgamation will be paid an amount in cash determined by multiplying such fraction by the average price of Validus Shares (such average price is determined by valuing Validus Shares based on the volume weighted average price per Validus Share on the NYSE for the five consecutive trading days immediately preceding the second trading day prior to the closing of the Amalgamation).

Restrictions on Change in Recommendation by the Boards of Directors of IPC or Validus (page 102)

Pursuant to the Amalgamation Agreement, the boards of directors of IPC or Validus may not withdraw or modify, in any manner adverse to the other party, its recommendations in connection with the Amalgamation except if such board has concluded in good faith, after consultation with its outside counsel and financial advisors, that such action is reasonably likely to be required in order for the directors to comply with their fiduciary duties under applicable law, and such party has not materially breached its obligations with respect to changing its recommendation. Before a party can change its recommendation with respect to the Amalgamation, it must provide advance written notice of such change to the other party and give the other party five business days to agree to alter the terms and conditions of the Amalgamation Agreement in a manner that removes the need for the applicable board of directors to change its recommendation in order to prevent a breach of its fiduciary duties. Additionally, IPC must comply with certain additional procedures in order for the board of directors of IPC to change its recommendation as a result of receiving an Acquisition Proposal (as defined in the Amalgamation Agreement) from any third party. Even if IPC or Validus has had a change in recommendation, each will still be required to submit such matters to its respective shareholders’ meeting. See The Amalgamation Agreement — Restrictions on Change in Recommendation by the Boards of Directors of IPC or Validus and Restrictions on Solicitation of Acquisition Proposals by IPC.

Restrictions on Solicitation of Acquisition Proposals by IPC (page 102)

The Amalgamation Agreement precludes IPC and its subsidiaries and advisors from, directly or indirectly, initiating, soliciting, encouraging or facilitating (including by providing information) any effort or attempt to make or implement any proposal or offer with respect to an amalgamation, reorganization, consolidation, business combination or similar transaction involving it or any of its subsidiaries or any purchase or sale involving 10% or more of its consolidated assets (including shares of its subsidiaries), or 10% or more of its total voting power or the voting power of any of its subsidiaries. IPC may withdraw or modify its recommendation as described under The Amalgamation Agreement — Restrictions on Change in Recommendation by the Boards of Directors of IPC or Validus. See The Amalgamation Agreement — Restrictions on Solicitation of Acquisition Proposals by IPC.

Conditions to the Amalgamation (page 106)

Validus’ and IPC’s respective obligations to complete the Amalgamation are subject to the fulfillment or waiver (by both Validus and IPC) of certain conditions, including:

•	receipt of the required Validus shareholder approval of the Share Issuance and the required IPC vote to adopt the Amalgamation Agreement and approve the Amalgamation;

•	authorization for listing on the NYSE of the Validus Shares to be issued or reserved for issuance in connection with the Amalgamation, subject to official notice of issuance;

•	certain regulatory filings, approvals or exemptions will have been made or obtained, or will have occurred;

•	a registration statement registering the Validus Shares to be issued in the Amalgamation will have become effective under the Securities Act of 1933, and will not be the subject of any stop order or proceedings seeking a stop order;

•	no injunction or other legal restraints or prohibitions preventing the consummation of the Amalgamation will be in effect;

•	subject to the materiality standards provided in the Amalgamation Agreement, the representations and warranties of each other party in the Amalgamation Agreement will be true and correct, and each party will have performed its obligations under the Amalgamation Agreement (and each party will have received a certificate from the other party to such effect);

•	no governmental entity will have imposed any law, or any other action, any term, condition, obligation or restriction that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on Validus and its subsidiaries (including the combined entity) after the effective time of the Amalgamation;

•	each of IPC and Validus will have received a tax opinion with respect to certain U.S. federal income tax consequences of the Amalgamation; and

•	all amendments or waivers under Validus’ credit facilities, as reasonably determined by each of IPC and Validus to be necessary to consummate the Amalgamation and the other transactions contemplated thereby, shall be in full force and effect or new credit facilities and/or amendments or waivers under any of the parties’ existing credit facilities (“Replacement Financing”) shall be in full force and effect.

At any time prior to the effective time of the Amalgamation, the parties may, to the extent legally permissible, waive compliance with any of the conditions contained in the Amalgamation Agreement, as described under The Amalgamation Agreement — Amendments and Waivers Under the Amalgamation Agreement.

Termination of the Amalgamation Agreement (page 107)

The Amalgamation Agreement may be terminated, at any time prior to the effective time of the Amalgamation, by mutual written consent of IPC and Validus, and, subject to certain limitations described in the Amalgamation Agreement, by either IPC or Validus, if any of the following occurs:

•	a regulatory approval required by the Amalgamation Agreement to be obtained has been denied or any governmental authority has taken any action permanently restraining or prohibiting the Amalgamation, and such denial or action has become final and nonappealable (unless the failure to complete the Amalgamation by that date is due to a breach by the party seeking to terminate the Amalgamation Agreement);

•	the Amalgamation has not been consummated on or prior to January 31, 2010 (unless the failure to complete the Amalgamation by that date is due to a breach by the party seeking to terminate the Amalgamation Agreement);

•	the other party’s board of directors has (1) changed its recommendation to its shareholders, (2) failed to include such recommendation in this joint proxy statement/prospectus, or (3) materially breached certain of the non-solicitation obligations applicable to it under the Amalgamation Agreement;

•	the other party has breached a covenant, agreement, representation or warranty that would preclude the satisfaction of certain closing conditions and such breach is not remedied in the 45 days following written notice to the breaching party or is not capable of being so remedied; or

•	the Validus shareholders have not approved the Share Issuance at the Validus special meeting or the IPC shareholders have not approved and adopted the Amalgamation Agreement and approved the amalgamation at the IPC special meeting.

Effects of Termination, Remedies (page 107)

If either Validus or IPC terminates the Amalgamation Agreement, a party may be required to pay the other party a termination fee of $16 million in certain circumstances, and IPC will be required to pay Validus an amount equal to $50 million in respect of the termination fee (the “Max Termination Fee”) payable under the Agreement and Plan of Amalgamation among Max Capital Group Ltd. (“Max”), IPC and IPC Limited (the “Max Amalgamation Agreement”), which amount was advanced by Validus on July 9, 2009, in certain circumstances, as described under The Amalgamation Agreement — Termination of the Amalgamation Agreement — Effects of Termination; Remedies and The Amalgamation Agreement — Repayment or Retention of the Reimbursement Amount.

Voting Agreements (page 88)

In connection with the Amalgamation Agreement, affiliates of Aquiline Capital Partners LLC, Vestar Capital Partners, and New Mountain Capital, LLC, which collectively owned approximately 38% of Validus Shares as of July 27, 2009, have agreed to vote in favor of the issuance of Validus Shares in connection with the Amalgamation. Each of the voting agreements will terminate upon the earlier of: (i) the mutual consent of IPC and a shareholder; (ii) the holding of a duly called meeting of the shareholders of Validus (or an adjournment or postponement thereof) relating to the approval of the issuance of Validus Shares in connection with the Amalgamation at which a shareholder is present and votes its Validus Shares in favor of such issuance; and (iii) the date of termination of the Amalgamation Agreement in accordance with its terms.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF VALIDUS

Set forth below is certain selected historical consolidated financial data relating to Validus. The financial data has been derived from Validus’ Quarterly Report on Form 10-Q for the three months ended March 31, 2009, which is incorporated by reference into this joint proxy statement/prospectus (the “Validus 10-Q”) and Validus’ Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference into this joint proxy statement/prospectus (the “Validus 10-K”). You should not take historical results as necessarily indicative of the results that may be expected for any future period. This financial data should be read in conjunction with the financial statements and the related notes and other financial information contained in the Validus 10-Q and the Validus 10-K. More comprehensive financial information, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” is contained in the Validus 10-Q and Validus 10-K, and the following summary is qualified in its entirety by reference to the Validus 10-Q and Validus 10-K and all of the financial information and notes contained therein. Please see the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information.”

	Three Months Ended		Year Ended	Year Ended	Year Ended	Period Ended
	March 31,		December 31,	December 31,	December 31,	December 31,
	2009	2008	2008	2007	2006	2005
	(Dollars in thousands, except share and per share amounts)

Revenues
Gross premiums written	$609,892	$521,594	$1,362,484	$988,637	$540,789	$—
Reinsurance premiums ceded	(72,512)	(84,900)	(124,160)	(70,210)	(63,696)	—

Net premiums written	537,380	436,694	1,238,324	918,427	477,093	—
Change in unearned premiums	(218,621)	(144,830)	18,194	(60,348)	(170,579)	—

Net premiums earned	318,759	291,864	1,256,518	858,079	306,514	—
Net investment income	26,772	36,043	139,528	112,324	58,021	2,032
Realized gain on repurchase of debentures	—	—	8,752	—	—	—
Net realized gains (losses) on investments	(23,421)	7,744	(1,591)	1,608	(1,102)	39
Net unrealized gains on investments(2)	22,153	(14,977)	(79,707)	12,364	—	—
Other income	757	935	5,264	3,301	—	—
Foreign exchange gains (losses)	(4,200)	8,179	(49,397)	6,696	2,157	—

Total revenues	340,820	329,788	1,279,367	994,372	365,590	2,071
Expenses
Losses and loss expenses	131,834	140,024	772,154	283,993	91,323	—
Policy acquisition costs	61,449	56,701	234,951	134,277	36,072	—
General and administrative expenses(1)	38,079	37,107	123,948	100,765	38,354	2,367
Share compensation expenses	7,354	6,535	27,097	16,189	7,878	290
Finance expenses	7,723	21,517	57,318	51,754	8,789	—
Fair value of warrants issued	—	—	—	2,893	77	49,122

Total expenses	246,439	261,884	1,215,468	589,871	182,493	51,779

Net income before taxes	94,381	67,904	63,899	404,501	183,097	(49,708)
Taxes	526	(1,429)	(10,788)	(1,505)	—	—

Net income (loss)	94,907	66,475	53,111	402,996	183,097	(49,708)

Comprehensive income (loss)
Unrealized gains arising during the period(2)	—	—	—	—	(332)	144
Foreign currency translation adjustments	(196)	67	(7,809)	(49)	—	—
Adjustment for reclassification of losses realized in income	—	—	—	—	1,102	(39)

Comprehensive income (loss)	$94,711	$66,542	$45,302	$402,947	$183,867	$(49,603)

Earnings per share(3)
Weighted average number of common shares and common share equivalents outstanding
Basic	75,744,577	74,209,371	74,677,903	65,068,093	58,477,130	58,423,174
Diluted	79,102,643	78,329,727	75,819,413	67,786,673	58,874,567	58,423,174
Basic earnings per share	$1.23	$0.87	$0.62	$6.19	$3.13	$(0.85)

Diluted earnings per share	$1.20	$0.85	$0.61	$5.95	$3.11	$(0.85)

Cash dividends per share	$0.20	$0.20	$0.80	$—	$—	$—

Selected financial ratios
Losses and loss expenses ratio(4)	41.4%	48.0%	61.5%	33.1%	29.8%	—
Policy acquisition cost ratio(5)	19.3%	19.4%	18.7%	15.6%	11.8%	—
General and administrative expense ratio(6)	14.3%	15.0%	12.0%	13.3%	15.1%	—
Expense ratio(7)	33.6%	34.4%	30.7%	28.9%	26.9%	—
Combined ratio(8)	75.0%	82.4%	92.2%	62.0%	56.7%	—

Annualized return on average equity(9)	19.2%	13.5%	2.7%	26.9%	17.0%	NM

The following table sets forth summarized balance sheet data as of March 31, 2009 and 2008, and as of December 31, 2008, 2007 and 2006:

	As of	As of	As of	As of	As of
	March 31,	March 31,	December 31,	December 31,	December 31,
	2009	2008	2008	2007	2006
	(Dollars in thousands, except share and per share amounts)

Summary Balance Sheet Data:
Investments at fair value	$2,926,859	$2,893,595	$2,831,537	$2,662,021	$1,376,387
Cash and cash equivalents	535,798	347,347	449,848	444,698	63,643
Total assets	4,762,798	4,535,638	4,322,480	4,144,224	1,646,423
Reserve for losses and loss expenses	1,318,732	977,236	1,305,303	926,117	77,363
Unearned premiums	795,233	750,257	539,450	557,344	178,824
Junior subordinated deferrable debentures	304,300	350,000	304,300	350,000	150,000
Total liabilities	2,739,812	2,544,980	2,383,746	2,209,424	453,900
Total shareholders’ equity	2,022,986	1,990,658	1,938,734	1,934,800	1,192,523
Book value per common share(10)	26.68	26.82	25.64	26.08	20.39
Diluted book value per common share(11)	24.65	24.43	23.78	24.00	19.73

NM	— Not meaningful

(1)	General and administrative expenses for the years ended December 31, 2007 and 2006 include $4,000,000 and $1,000,000 respectively, related to Validus’ advisory agreement with Aquiline Capital Partners, LLC, which, together with its related companies, we refer to as “Aquiline.” Validus’ advisory agreement with Aquiline terminated upon completion of Validus’ initial public offering, in connection with which Validus recorded general and administrative expense of $3,000,000 in the year ended December 31, 2007.

(2)	Validus adopted FAS 157 and FAS 159 as of January 1, 2007 and elected the fair value option on all securities previously accounted for as available-for-sale. Unrealized gains and losses on available-for-sale investments at December 31, 2006 of $875,000, previously included in accumulated other comprehensive income, were treated as a cumulative-effect adjustment as of January 1, 2007. The cumulative-effect adjustment transferred the balance of unrealized gains and losses from accumulated other comprehensive income to retained earnings and had no impact on the results of operations for the annual or interim periods beginning January 1, 2007. Validus’ investments were accounted for as trading for the annual or interim periods beginning January 1, 2007 and as such all unrealized gains and losses are included in net income.

(3)	FAS 123(R) requires that any unrecognized stock-based compensation expense that will be recorded in future periods be included as proceeds for purposes of treasury stock repurchases, which is applied against the unvested restricted shares balance. On March 1, 2007 we effected a 1.75 for 1 reverse stock split of Validus’ outstanding common shares. The stock split does not affect Validus’ financial statements other than to the extent it decreases the number of outstanding shares and correspondingly increases per share information for all periods presented. The share consolidation has been reflected retroactively in these financial statements.

(4)	The losses and loss expense ratio is calculated by dividing losses and loss expenses by net premiums earned.

(5)	The policy acquisition cost ratio is calculated by dividing policy acquisition costs by net premiums earned.

(6)	The general and administrative expense ratio is calculated by dividing the sum of general and administrative expenses and share compensation expenses by net premiums earned. The general and administrative expense ratio for the year ended December 31, 2007 is calculated by dividing the total of general and administrative expenses plus share compensation expenses less the $3,000,000 termination fee payable to Aquiline by net premiums earned.

(7)	The expense ratio is calculated by combining the policy acquisition cost ratio and the general and administrative expense ratio.

(8)	The combined ratio is calculated by combining the losses and loss expense ratio, the policy acquisition cost ratio and the general and administrative expense ratio.

(9)	Annualized return on average equity is calculated by dividing the net income for the period by the average shareholders’ equity during the period. Annual average shareholders’ equity is the average of the beginning, ending and intervening quarter-end shareholders’ equity balances.

(10)	Book value per common share is defined as total shareholders’ equity divided by the number of common shares outstanding as at the end of the period, giving no effect to dilutive securities.

(11)	Diluted book value per common share is calculated based on total shareholders’ equity plus the assumed proceeds from the exercise of outstanding options and warrants, divided by the sum of common shares, unvested restricted shares, options and warrants outstanding (assuming their exercise). Diluted book value per common share is a Non-GAAP financial measure as described under Item 7, “Management’s Discussion and Analysis of Financial condition and Results of Operations — Financial Measures,” in the Validus 10-K.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF IPC

Set forth below is certain selected historical consolidated financial data relating to IPC. The financial data has been derived from IPC’s Quarterly Report on Form 10-Q for the three months ended March 31, 2009 which is incorporated by reference into this joint proxy statement/prospectus (the “IPC 10-Q”), and IPC’s Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference into this joint proxy statement/prospectus (the “IPC 10-K”). You should not take historical results as necessarily indicative of the results that may be expected for any future period. This financial data should be read in conjunction with the financial statements and the related notes and other financial information contained in the IPC 10-Q and the IPC 10-K. More comprehensive financial information, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” is contained in the IPC 10-K and the IPC 10-Q, and the following summary is qualified in its entirety by reference to such other documents and all of the financial information and notes contained in those documents. Please see the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information.”

	Three months ended March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Dollars in thousands, except share and per share amounts)

Statement of Income (Loss) Data:
Gross premiums written	$234,610	$197,875	$403,395	$404,096	$429,851	$472,387	$378,409
Net premiums earned	98,708	89,697	387,367	391,385	397,132	452,522	354,882
Net investment income	21,866	23,874	94,105	121,842	109,659	71,757	51,220
Net (losses) gains on investments	(35,572)	(6,020)	(168,208)	67,555	12,085	(10,556)	5,946
Other income	7	26	65	1,086	3,557	5,234	4,296
Net loss and loss adjustment expenses incurred	39,109	5,324	155,632	124,923	58,505	1,072,662	215,608
Net acquisition costs	9,838	8,674	36,429	39,856	37,542	39,249	37,682
General and administrative expenses	24,281	7,079	26,314	30,510	34,436	27,466	23,151
Interest expense	383	—	2,659	—	—	—	—
Net foreign exchange loss (gain)	3,146	(303)	1,848	1,167	(2,635)	2,979	1,290
Net income (loss)	$8,252	$86,803	$90,447	$385,412	$394,585	$(623,399)	$138,613
Preferred dividend	—	4,234	14,939	17,128	17,176	2,664	—
Net income (loss), available to common shareholders	$8,252	$82,569	$75,508	$368,284	$377,409	$(626,063)	$138,613
Net income (loss) per common share(1)	$0.15	$1.31	$1.45	$5.53	$5.54	$(12.30)	$2.87
Weighted average shares outstanding(1)	55,916,256	66,182,883	59,301,939	69,728,229	71,212,287	50,901,296	48,376,865
Cash dividend per common share	$0.22	$0.22	$0.88	$0.80	$0.64	$0.88	$0.88
Other Data:
Loss and loss adjustment expense ratio(2)	39.6%	5.9%	40.2%	31.9%	14.7%	237.0%	60.8%
Expense ratio(2)	34.6%	17.6%	16.2%	18.0%	18.1%	14.8%	17.1%
Combined ratio(2)	74.2%	23.5%	56.4%	49.9%	32.8%	251.8%	77.9%
Return on average equity(3)	1.8%	15.5%	4.2%	20.1%	24.0%	(38.0)%	8.6%
Balance Sheet Data (at end of period):
Total cash and investments	$2,189,966	$2,475,860	$2,235,187	$2,473,244	$2,485,525	$2,560,146	$1,901,094
Reinsurance premiums receivable	199,241	161,474	108,033	91,393	113,811	180,798	85,086
Total assets	2,453,085	2,712,037	2,388,688	2,627,691	2,645,429	2,778,281	2,028,290
Reserve for losses and loss adjustment expenses	354,467	355,276	355,893	395,245	548,627	1,072,056	274,463
Unearned premiums	219,641	181,889	85,473	75,980	80,043	66,311	68,465
Total liabilities	603,611	563,904	537,741	501,946	654,474	1,161,881	359,851
Total shareholders’ equity	$1,849,474	$2,148,133	$1,850,947	$2,125,745	$1,990,955	$1,616,400	$1,668,439
Diluted book value per common share(4)	$33.05	$33.26	$32.85	$32.42	$27.94	$22.26	$34.44

(1)	Net income per common share is calculated upon the weighted average number of common shares outstanding during the relevant year. The weighted average number of shares includes common shares and the dilutive effect of employee stock options and stock grants, using the treasury stock method and convertible preferred shares. The net loss per common share for the year ended December 31, 2005 is calculated on the weighted average number of shares outstanding during the year, excluding the anti-dilutive effect of employee stock options, stock grants and convertible preferred shares. The net income per common share for the year ended December 31, 2008 is calculated on the weighted average number of shares outstanding during the year, excluding the anti-dilutive effect of stock-based compensation and convertible preferred shares.

(2)	The loss and loss adjustment expense ratio is calculated by dividing the net losses and loss expenses incurred by the net premiums earned. The expense ratio is calculated by dividing the sum of acquisition costs and general and administrative expenses by net premiums earned. The combined ratio is the sum of the loss and loss expense ratio and the expense ratio.

(3)	Return on average equity is calculated as the annual net income (loss), available to common shareholders divided by the average of the common shareholders’ equity, which is total shareholders’ equity, excluding convertible preferred shares, on the first and last day of the respective year.

(4)	Diluted book value per common share is calculated as shareholders’ equity divided by the number of common shares outstanding on the balance sheet date, after considering the dilutive effects of stock-based compensation, calculated using the treasury stock method. At December 31, 2008 the average weighted number of shares outstanding, including the dilutive effect of employee stock-based compensation and convertible preferred shares (which were converted on November 15, 2008) using the treasury stock method was 59,301,939.

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

The following unaudited condensed consolidated pro forma financial statements are based on the historical financial statements of Validus and IPC and are intended to provide you with information about how the Amalgamation might have affected the historical financial statements of Validus if it had been consummated at an earlier time. The following unaudited condensed consolidated pro forma financial information does not necessarily reflect the financial position or results of operations that would have actually resulted had the Amalgamation occurred as of the dates indicated, nor should they be taken as necessarily indicative of the future financial position or results of operations of Validus.

The unaudited condensed consolidated pro forma financial information should be read in conjunction with the Validus 10-Q, the Validus 10-K, the IPC 10-Q and the IPC 10-K, each as filed with the SEC. The unaudited condensed consolidated pro forma financial information gives effect to the Amalgamation as if it had occurred at March 31, 2009 for the purposes of the unaudited consolidated pro forma balance sheet and at January 1, 2008 for the purposes of the unaudited condensed consolidated pro forma statements of operations for the year ended December 31, 2008 and the three months ended March 31, 2009. For a summary of the proposed business combination contemplated by the Amalgamation, see the section of this joint proxy statement/prospectus set forth under The Amalgamation.

The following table presents unaudited condensed consolidated pro forma balance sheet data at March 31, 2009 (expressed in thousands of U.S. dollars, except share and per share data) giving effect to the Amalgamation as if it had occurred at March 31, 2009.

	Historical		Pro Forma
	Validus	Historical IPC	Purchase		Pro Forma
	Holdings, Ltd.	Holdings, Ltd.	adjustments	Notes	Consolidated

Assets
Fixed maturities, at fair value	$2,644,496	$1,772,805	$—		$4,417,301
Short-term investments, at fair value	282,363	—	—		282,363
Equity investments, at fair value	—	295,091	—		295,091
Cash and cash equivalents	535,798	122,070	(527,109)	3(a) 3(b), 4	130,759

Total investments and cash	3,462,657	2,189,966	(527,109)		5,125,514
Premiums receivable	600,943	199,241	(160)	3(e)	800,024
Deferred acquisition costs	143,510	23,302	—		166,812
Prepaid reinsurance premiums	59,510	3,585	(199)	3(e)	62,896
Securities lending collateral	99,727	—	—		99,727
Loss reserves recoverable	204,197	4,274	—		208,471
Paid losses recoverable	4,438	—	—		4,438
Accrued investment income	20,511	27,907	—		48,418
Current taxes recoverable	1,244	—	—		1,244
Intangible assets	126,177	—	—		126,177
Goodwill	20,393	—	—		20,393
Other assets	19,491	4,810	—		24,301

Total assets	$4,762,798	$2,453,085	$(527,468)		$6,688,415

Liabilities
Unearned premiums	$795,233	$219,641	$(199)	3(e)	$1,014,675
Reserve for losses and loss expense	1,318,732	354,467	—		1,673,199
Reinsurance balances payable	66,180	4,483	(160)	3(e)	70,503
Deferred taxation	20,914	—	—		20,914
Securities lending payable	105,369	—	—		105,369
Net payable for investments purchased	57,434	—	—		57,434
Accounts payable and accrued expenses	71,650	25,020	—		96,670
Debentures payable	304,300	—	—		304,300

Total liabilities	2,739,812	603,611	(359)		3,343,064

Shareholders’ equity
Ordinary shares	13,271	561	9,057	3(a) 3(c) 3(d)	22,889
Additional paid-in capital	1,419,602	1,091,491	87,119	3(a) 3(c) 3(d)	2,598,212
Accumulated other comprehensive loss	(8,054)	(876)	876	3(d)	(8,054)
Retained earnings	598,167	758,298	(624,161)	3(b) 3(d) 3(f)	732,304

Total shareholders’ equity	2,022,986	1,849,474	(527,109)		3,345,351

Total liabilities and shareholders’ equity	$4,762,798	$2,453,085	$(527,468)		$6,688,415

Common shares outstanding	75,828,922	55,948,821	54,425,368		130,254,290
Common shares and common share equivalents outstanding	90,317,793	57,008,096	55,455,724		145,773,517
Book value per share	$26.68	$33.06		8	$25.68

Diluted book value per share	$24.65	$32.75		8	$24.47

Diluted tangible book value per share	$23.03	$32.75			$23.46

The following table sets forth unaudited condensed consolidated pro forma results of operations for the year ended December 31, 2008 (expressed in thousands of U.S. dollars, except share and per share data) giving effect to the Amalgamation as if it had occurred at January 1, 2008:

	Historical		Pro Forma
	Validus	Historical IPC	Purchase		Pro Forma
	Holdings, Ltd.	Holdings, Ltd.	adjustments	Notes	Consolidated

Revenues
Gross premiums written	$1,362,484	$403,395	$(251)	3(e), 5	$1,765,628
Reinsurance premiums ceded	(124,160)	(6,122)	251	3(e)	(130,031)

Net premiums written	1,238,324	397,273	—		1,635,597
Change in unearned premiums	18,194	(9,906)	—		8,288

Net premiums earned	1,256,518	387,367	—		1,643,885
Net investment income	139,528	94,105	(20,203)	3(b)	213,430
Realized gain on repurchase of debentures	8,752	—	—		8,752
Net realized (losses) gains on investments	(1,591)	49,290	—		47,699
Net unrealized (losses) gains on investments	(79,707)	(217,498)	—		(297,205)
Other income	5,264	65	—		5,329
Foreign exchange gains (losses)	(49,397)	(1,848)	—		(51,245)

Total revenues	1,279,367	311,481	(20,203)		1,570,645
Expenses
Losses and loss expense	772,154	155,632	—	6	927,786
Policy acquisition costs	234,951	36,429	—		271,380
General and administrative expenses	123,948	20,689	—		144,637
Share compensation expense	27,097	5,625	—		32,722
Finance expenses	57,318	2,659	—		59,977

Total expenses	1,215,468	221,034	—		1,436,502

Income before taxes	63,899	90,447	(20,203)		134,143
Income tax expense	(10,788)	—	—		(10,788)

Income after taxes	$53,111	$90,447	$(20,203)		$123,355

Preferred dividend and warrant dividend	6,947	14,939	(14,939)	3(g)	6,947
Net income available to common shareholders	$46,164	$75,508	$(5,264)		$116,408

Earnings per share
Weighted average number of common shares and common share equivalents outstanding
Basic	74,677,903	52,124,034	54,426,286		129,104,189
Diluted	75,819,413	59,301,939	54,960,566		130,779,979
Basic earnings per share	$0.62	$1.45		7	$0.90

Diluted earnings per share	$0.61	$1.45		7	$0.89

The following table sets forth unaudited condensed consolidated pro forma results of operations for the three months ended March 31, 2009 (expressed in thousands of U.S. dollars, except share and per share data) giving effect to the Amalgamation as if it had occurred at January 1, 2008:

	Historical		Pro Forma
	Validus	Historical IPC	Purchase		Pro Forma
	Holdings, Ltd.	Holdings, Ltd.	adjustments	Notes	Consolidated

Revenues
Gross premiums written	$609,892	$234,610	$(265)	3(e), 5	$844,237
Reinsurance premiums ceded	(72,512)	(3,154)	265	3(e)	(75,401)

Net premiums written	537,380	231,456	—		768,836
Change in unearned premiums	(218,621)	(132,748)	—		(351,369)

Net premiums earned	318,759	98,708	—		417,467
Net investment income	26,772	21,866	(4,191)	3(b)	44,447
Net realized (losses) gains on investments	(23,421)	(35,572)	—		(58,993)
Net unrealized (losses) gains on investments	22,153	—	—		22,153
Other income	757	7	—		764
Foreign exchange gains (losses)	(4,200)	(3,146)	—		(7,346)

Total revenues	340,820	81,863	(4,191)		418,492
Expenses
Losses and loss expense	131,834	39,109	—	6	170,943
Policy acquisition costs	61,449	9,838	—		71,287
General and administrative expenses	38,079	21,792	(11,638)	3(b)	48,233
Share compensation expense	7,354	2,489	—		9,843
Finance expenses	7,723	383	—		8,106

Total expenses	246,439	73,611	(11,638)		308,412

Income before taxes	94,381	8,252	7,447		110,080
Income tax credit	526	—	—		526

Income after taxes	$94,907	$8,252	$7,447		$110,606

Preferred dividend and warrant dividend	1,736	—	—		1,736

Net income available to common shareholders	$93,171	$8,252	$7,447		$108,870

Earnings per share
Weighted average number of common shares and common share equivalents outstanding
Basic	75,744,577	55,903,740	54,425,368		130,169,945
Diluted	79,102,643	55,916,256	54,959,648		134,062,290
Basic earnings per share	$1.23	$0.15		7	$0.84

Diluted earnings per share	$1.20	$0.15		7	$0.83

Validus Holdings, Ltd.

Notes To Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited)
(Expressed in thousands of U.S. dollars, except share and per share data)

1.	Basis of Presentation

The unaudited condensed consolidated pro forma financial information gives effect to the Amalgamation as if it had occurred at March 31, 2009 for the purposes of the unaudited condensed consolidated pro forma balance sheet and at January 1, 2008 for the purposes of the unaudited condensed consolidated pro forma statements of operations for the year ended December 31, 2008 and three months ended March 31, 2009. The unaudited condensed consolidated pro forma financial information has been prepared by Validus’ management, after discussion with IPC’s management, and is based on Validus’ historical consolidated financial statements and IPC’s historical consolidated financial statements. Certain amounts from IPC’s historical consolidated financial statements have been reclassified to conform to the Validus presentation.

This unaudited condensed consolidated pro forma financial information is prepared in conformity with US GAAP. The unaudited condensed consolidated pro forma balance sheet as of March 31, 2009 and the unaudited condensed consolidated pro forma statements of operations for the year ended December 31, 2008 and the three months ended March 31, 2009 have been prepared using the following information:

(a) Audited historical consolidated financial statements of Validus as of December 31, 2008 and for the year ended December 31, 2008;

(b) Audited historical consolidated financial statements of IPC as of December 31, 2008 and for the year ended December 31, 2008;

(c) Unaudited historical consolidated financial statements of Validus as of March 31, 2009 and for the three months ended March 31, 2009;

(d) Unaudited historical consolidated financial statements of IPC as of March 31, 2009 and for the three months ended March 31, 2009; and

(e) Such other known supplementary information as considered necessary to reflect the Amalgamation in the unaudited condensed consolidated pro forma financial information.

The pro forma adjustments reflecting the Amalgamation under the purchase method of accounting are based on certain estimates and assumptions. The unaudited condensed consolidated pro forma adjustments may be revised as additional information becomes available. The actual adjustments upon consummation of the Amalgamation and the allocation of the final purchase price of IPC will depend on a number of factors, including additional financial information available at such time, changes in values and changes in IPC’s operating results between the date of preparation of this unaudited condensed consolidated pro forma financial information and the effective date of the Amalgamation. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the differences may be material. Validus’ management believes that its assumptions provide a reasonable basis for presenting all of the significant effects of the transactions contemplated based on information available to Validus at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited condensed consolidated pro forma financial information.

The unaudited condensed consolidated pro forma financial information does not include any financial benefits, revenue enhancements or operating expense efficiencies arising from the Amalgamation. In addition, the unaudited condensed consolidated pro forma financial information does not include any additional expenses that may result from the Amalgamation. Estimated costs of the transaction as well as the benefit of the negative goodwill have been reflected in the unaudited condensed consolidated pro forma balance sheets, but have not been included on the pro forma income statement due to their non-recurring nature.

The unaudited condensed consolidated pro forma financial information is not intended to reflect the results of operations or the financial position that would have resulted had the Amalgamation been effected on

Validus Holdings, Ltd.

Notes To Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) — (Continued)
(Expressed in thousands of U.S. dollars, except share and per share data)

the dates indicated and if the companies had been managed as one entity. The unaudited condensed consolidated pro forma financial information should be read in conjunction with the Validus 10-Q, the Validus 10-K, the IPC 10-Q and the IPC 10-K, as filed with the SEC. See Where You Can Find More Information.

2.	Recent Accounting Pronouncements

In December 2007, the FASB issued Statement No. 141(R), “Business Combinations” (“FAS 141(R)”) and No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“FAS 160”) which are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. On April 1, 2009 the FASB finalized and issued FSP FAS 141(R)-1 which amended and clarified FAS 141 (R) and is effective for business combinations whose acquisition date is on or after January 1, 2009.

FSP FAS 141(R)-1 has amended FAS 141(R)’s guidance on the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets acquired and liabilities assumed in a business combination that arise from contingencies.

Significant changes arising from FAS 141 (R) and FSP FAS 141(R)-1 which will impact any future acquisitions include the determination of the purchase price and treatment of transaction expenses, restructuring charges and negative goodwill as follows:

•	Purchase Price — Under FAS 141(R), the purchase price is determined as of the acquisition date, which is the date that the acquirer obtains control. Previously, the date the business combination was announced was used as the effective date in determining the purchase price;

•	Transactions Expenses — Under FAS 141(R), all costs associated with purchase transactions must be expensed as incurred. Previously, all such costs could be capitalized and included as part of transaction purchase price, adding to the amount of goodwill recognized;

•	Restructuring Costs — Under FAS 141(R), expected restructuring costs are not recorded at the closing date, but rather after the transaction. The only costs to be included as a liability at the closing date are those for which an acquirer is obligated at the time of the closing. Previously, restructuring costs that were planned to occur after the closing of the transaction were recognized and recorded at the closing date as a liability;

•	Negative Goodwill/Bargain Purchases — Under FAS 141(R), where total fair value of net assets acquired exceeds consideration paid (creating “negative goodwill”), the acquirer will record a gain as a result of the bargain purchase, to be recognized through the income statement at the close of the transaction. Previously, negative goodwill was recognized as a pro rata reduction of the assets assumed to allow the net assets acquired to equal the consideration paid; and

•	Noncontrolling Interests — Under FAS 141(R), in a partial or step acquisition where control is obtained, 100% of goodwill and identifiable net assets are recognized at fair value and the noncontrolling (sometimes called minority interest) interest is also recorded at fair value. Previously, in a partial acquisition only the controlling interest’s share of goodwill was recognized, the controlling interest’s share of identifiable net assets was recognized at fair value and the noncontrolling interest’s share of identifiable net assets was recognized at carrying value. Under FAS 160, a noncontrolling interest is now recognized in the equity section, presented separately from the controlling interest’s equity. Previously, noncontrolling interest in general was recorded in the mezzanine section.

Validus Holdings, Ltd.

Notes To Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) — (Continued)
(Expressed in thousands of U.S. dollars, except share and per share data)

3.	Purchase Adjustments

On July 9, 2009, Validus and IPC signed an agreement providing for the amalgamation of Validus and IPC. Pursuant to the amalgamation, IPC shareholders will receive $7.50 in cash and 0.9727 Validus Shares for each IPC Share.

In connection with the Amalgamation, transaction costs currently estimated at $64,981 will be incurred and expensed. Of this amount, $24,830 relates to Validus expenses and $40,151 relates to IPC expenses as set forth in The Amalgamation — Sources of Funds, Fees and Expenses. In addition, in connection with the Amalgamation, the Max Termination Fee has been incurred and expensed. Approximately $11,638 of the estimated $64,981 total transaction costs have been incurred and expensed by IPC in the three months ended March 31, 2009.

As discussed above, these pro forma purchase adjustments are based on certain estimates and assumptions made as of the date of the unaudited condensed consolidated pro forma financial information. The actual adjustments will depend on a number of factors, including changes in the estimated fair value of net balance sheet assets and operating results of IPC between March 31, 2009 and the effective date of the Amalgamation. Validus expects to make such adjustments at the effective date of the Amalgamation. These adjustments are likely to be different from the adjustments made to prepare the unaudited condensed consolidated pro forma financial information and such differences may be material.

The share prices for both Validus and IPC used in determining the preliminary estimated purchase price are based on the closing share prices on July 14, 2009. The preliminary total purchase price is calculated as follows:

Calculation of Total Purchase Price
IPC Shares outstanding as of May 8, 2009	55,948,821
IPC Shares issued pursuant to option exercises	4,061
IPC Shares issued following vesting of restricted shares, RSUs and PSUs	549,275

Total IPC Shares and share equivalents prior to transaction	56,502,157
Exchange ratio	0.9727

Total Validus Shares to be issued	54,959,648
Validus closing share price on July 14, 2009	$21.62

Total value of Validus Shares to be issued	$1,188,228

Total cash consideration paid at $7.50 per IPC share	$423,766

Total purchase price	$1,611,994

The allocation of the purchase price is as follows:

Allocation of Purchase Price
IPC shareholders’ equity(b)	$1,849,474
Total purchase price(a)	$1,611,994

Negative goodwill (a − b)	$237,480

(a)	In connection with the Amalgamation, 54,959,648 shares are expected to be issued in exchange for all of IPC’s common shares, common shares issued pursuant to option exercises, and common shares issued following vesting of restricted shares, restricted share units and performance share units resulting in additional share capital of $9,618 and Additional Paid-In Capital of $1,178,610. In addition, cash consideration of $7.50 per IPC share, or $423,766 in total, is expected to be paid to IPC shareholders.

Validus Holdings, Ltd.

Notes To Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) — (Continued)
(Expressed in thousands of U.S. dollars, except share and per share data)

(b)	It is expected that total transaction costs currently estimated at $64,981 and the Max Termination Fee of $50,000 will be incurred and expensed by the consolidated entity. Based on an expected investment return of 3.75% per annum, investment income of $20,203 would have been foregone during the year end December 31, 2008 had these payments of $538,754 been made.

Approximately $11,638 of the estimated $64,981 total transaction costs have been incurred and expensed by IPC in the three months ended March 31, 2009. These expenses have been eliminated from the unaudited condensed consolidated pro forma results of operations for the three months ended March 31, 2009. In addition, an adjustment of $103,343 was recorded to cash and to retained earnings as at March 31, 2009 to reflect the remaining transaction costs and Max Termination Fee. Based on an expected investment return of 3.18% per annum, investment income of $4,191 would have been foregone during the three months ended March 31, 2009 had these remaining payments of $527,109 been made.

(c)	Employees of IPC hold 522,000 options to purchase IPC Shares. These options would vest upon a change in control, and would be exercisable. The exercise price range of these options is from $13 to $49, with a weighted average of $34.40. It is expected that 4,061 net shares would be issued upon exercise of these options.

(d)	Elimination of IPC’s Ordinary Shares of $561, Additional Paid in Capital of $1,091,491, Accumulated Other Comprehensive Loss of $876 and Retained Earnings of $758,298.

(e)	A related party balance of $265 for the three months ended March 31, 2009 and $251 for the year ended December 31, 2008 representing reinsurance ceded to IPC by Validus was eliminated from gross premiums written and reinsurance ceded. Corresponding prepaid reinsurance premiums and unearned premiums of $199 and premiums receivable and reinsurance balances payable of $160 have been eliminated from the pro forma balance sheet.

(f)	The carrying value of assets and liabilities in IPC’s financial statements are considered to be a proxy for fair value of those assets and liabilities, with the difference between the net assets and the total purchase price considered to be negative goodwill. In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement No. 141(R), Business Combinations (“FAS 141(R)”) This Statement defines a bargain purchase as a business combination in which the total acquisition-date fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred plus any noncontrolling interest in the acquiree, and it requires the acquirer to recognize that excess in earnings as a gain attributable to the acquirer. Negative goodwill of $237,480 has been recorded as a credit to retained earnings as upon completion of the Amalgamation negative goodwill will be treated as a gain in the consolidated statement of operations.

(g)	On November 15, 2008, IPC’s 9,000,000 Series A Mandatory Convertible preferred shares automatically converted pursuant to their terms into 9,129,600 common shares. Therefore, dividends of $14,939 on these preferred shares of IPC have been eliminated from the unaudited pro forma results of operations for the year ended December 31, 2008.

(h)	The share prices of both Validus and IPC used in preparing these unaudited condensed consolidated pro forma financial statements are based on the closing share prices on July 14, 2009, and were $21.62 and $27.49, respectively. As of August 5, 2009, the share prices were $24.04 and $30.30, respectively. The effect of using the August 5, 2009 closing share price in preparation of these unaudited condensed consolidated pro forma financial statements would have resulted in entries to additional paid in capital of $133,380 and to cash of $121 reflecting additional purchase price, and an offsetting entry to retained earnings of $133,501 reflecting reduced negative goodwill. Using August 5, 2009 share prices would have had no material effect on calculation of book value per share, diluted book value per share, basic earnings per share and diluted earnings per share.

Validus Holdings, Ltd.

Notes To Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) — (Continued)
(Expressed in thousands of U.S. dollars, except share and per share data)

4.	Adjustments to cash and cash equivalents

The Amalgamation will result in the payment of cash and cash equivalents by IPC of $78,513 and by Validus of $448,596.

The unaudited condensed consolidated pro forma statements of operations reflect the impact of these reductions in cash and cash equivalents. Actual transaction costs may vary from such estimates which are based on the best information available at the time the unaudited condensed consolidated pro forma financial information was prepared.

For purposes of presentation in the unaudited condensed consolidated pro forma financial information, the sources and uses of funds of the Amalgamation are as follows:

Sources of funds
IPC cash and cash equivalents	$78,513
Validus cash and cash equivalents	448,596

Total	$527,109

Uses of funds
Cash consideration for IPC shares	$423,766
IPC transaction costs	28,513
Validus transaction costs	24,830
Max Termination Fee	50,000

Total	$527,109

Validus Holdings, Ltd.

Notes To Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) — (Continued)
(Expressed in thousands of U.S. dollars, except share and per share data)

5.	Gross Premiums Written

The following table sets forth the gross premiums written for the year ended December 31, 2008 by Validus, IPC and pro forma combined:

	Validus	IPC(a)	Purchase Adjustments	Combined

Validus Re
Property Cat XOL(b)	$328,216	$333,749	$—	$661,965
Property Per Risk XOL	54,056	10,666	—	64,722
Property Proportional(c)	110,695	—	—	110,695
Marine	117,744	—	—	117,744
Aerospace	39,323	18,125	(151)	57,297
Life and A&H	1,009	—	—	1,009
Financial Institutions	4,125	—	—	4,125
Other	—	8,318	(100)	8,218
Terrorism	25,502	—	—	25,502
Workers’ Comp	7,101	—	—	7,101

Total Validus Re Segment	687,771	370,858	(251)	1,058,378

Talbot
Property	152,143	—	—	152,143
Marine	287,694	—	—	287,694
Aviation & Other	40,028	—	—	40,028
Accident & Health	18,314	—	—	18,314
Financial Institutions	42,263	—	—	42,263
War	128,693	—	—	128,693
Contingency	22,924	—	—	22,924
Bloodstock	16,937	—	—	16,937

Total Talbot Segment	708,996	—	—	708,996

Intersegment revenue
Property	(21,724)	—	—	(21,724)
Marine	(8,543)	—	—	(8,543)
Specialty	(4,016)	—	—	(4,016)

Total Intersegment Revenue Eliminated	(34,283)	—	—	(34,283)

Adjustments for reinstatement premium	—	32,537	—	32,537

Total	$1,362,484	$403,395	$(251)	$1,765,628

Validus Holdings, Ltd.

Notes To Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) — (Continued)
(Expressed in thousands of U.S. dollars, except share and per share data)

The following table sets forth the gross premiums written for the three months ended March 31, 2009 by Validus, IPC and pro forma combined:

	Validus	IPC(a)	Purchase Adjustments	Combined

Validus Re
Property Cat XOL(b)	$185,922	$198,948	$—	$384,870
Property Per Risk XOL	15,698	8,150	—	23,848
Property Proportional(c)	43,751	—	—	43,751
Marine	121,548	—	—	121,548
Aerospace	14,033	9,351	(156)	23,228
Life and A&H	2,028	—	—	2,028
Financial Institutions	138	—	—	138
Other	—	14,594	(109)	14,485
Terrorism	21,974	—	—	21,974
Workers’ Comp	5,034	—	—	5,034

Total Validus Re Segment	410,126	231,043	(265)	640,904

Talbot
Property	60,726	—	—	60,726
Marine	92,410	—	—	92,410
Aviation & Other	12,933	—	—	12,933
Accident & Health	4,974	—	—	4,974
Financial Institutions	9,098	—	—	9,098
War	38,778	—	—	38,778
Contingency	5,915	—	—	5,915
Bloodstock	3,086	—	—	3,086

Total Talbot Segment	227,920	—	—	227,920

Intersegment revenue
Property	(13,108)	—	—	(13,108)
Marine	(7,858)	—	—	(7,858)
Specialty	(7,188)	—	—	(7,188)

Total Intersegment Revenue Eliminated	(28,154)	—	—	(28,154)

Adjustments for reinstatement premium	—	3,567	—	3,567

Total	$609,892	$234,610	$(265)	$844,237

(a)	For IPC, this includes annual (deposit) and adjustment premiums. Excludes reinstatement premiums of $32,537 for the year ended December 31, 2008 and $3,567 for the three months ended March 31, 2009 which are not classified by class of business by IPC.

Validus Holdings, Ltd.

Notes To Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) — (Continued)
(Expressed in thousands of U.S. dollars, except share and per share data)

(b)	For Validus, Cat XOL is comprised of Catastrophe XOL, Aggregate XOL, RPP, Per Event XOL, Second Event and Third Event covers. For IPC, this includes Catastrophe XOL and Retrocessional.

(c)	Proportional is comprised of Quota Share and Surplus Share.

6.	Selected Ratios

Selected ratios of Validus, IPC and pro forma combined are as follows:

	Year Ended			Three Months Ended
	December 31, 2008			March 31, 2009
			Pro forma			Pro forma
	Validus	IPC	combined	Validus	IPC	combined

Losses and loss expense ratios	61.5%	40.2%	56.4%	41.4%	39.6%	40.9%
Policy acquisition costs ratios	18.7	9.4	16.5	19.3	10.0	17.1
General and administrative cost ratios	12.0	6.8	10.8	14.3	24.6	13.9

Combined ratio	92.2%	56.4%	83.7%	75.0%	74.2%	71.9%

(a)	Factors affecting the losses and loss expense ratio for the year ended December 31, 2008

Validus’ losses and loss expense ratio, which is defined as losses and loss expenses divided by net premiums earned, for the year ended December 31, 2008 was 61.5%. During the year ended December 31, 2008, the frequency and severity of worldwide losses that materially affected Validus’ losses and loss expense ratio increased. During the year ended December 31, 2008, Validus incurred $260,567 and $22,141 of loss expense attributable to Hurricanes Ike and Gustav, which represent 20.7 and 1.8 percentage points of the losses and loss expense ratio, respectively. Other notable loss events added $45,895 of 2008 loss expense or 3.7 percentage points of the losses and loss expense ratio bringing the total effect of aforementioned events on the 2008 losses and loss expense ratio to 26.2 percentage points. Favorable loss development on prior years totaled $69,702. Favorable loss reserve development benefited Validus’ losses and loss expense ratio for the year ended December 31, 2008 by 5.5 percentage points.

IPC’s losses and loss expense ratio, which is defined as losses and loss expenses divided by net premiums earned, for the year ended December 31, 2008 was 40.2%. IPC incurred net losses and loss adjustment expenses of $155,632 for the year ended December 31, 2008. Total net losses for the year ended December 31, 2008 relating to the current year were $206,578, while reductions to estimates of ultimate net loss for prior year events were $50,946. During 2008, IPC’s incurred losses included: $23,012 from the Alon Refinery explosion in Texas, a storm that affected Queensland, Australia, and Windstorm Emma that affected parts of Europe, which all occurred in the first quarter of 2008; $10,500 from the flooding in Iowa in June and tornadoes that affected the mid-west United States in May 2008; together with $160,000 from Hurricane Ike and $7,600 from Hurricane Gustav, which both occurred in September 2008. The impact on IPC’s 2008 losses and loss expense ratio from these events was 51.9 percentage points. The losses from these events were partly offset by reductions to IPC’s estimates of ultimate loss for a number of prior year events, including $11,000 for Hurricane Katrina, $18,609 for the storm and flooding that affected New South Wales, Australia in 2007 and $22,871 for the floods that affected parts of the U.K. in June and July 2007. The cumulative $52,480 of favorable loss reserve development benefited the IPC’s losses and loss expense ratio for the year ended December 31, 2008 by 13.5 percentage points.

(b)	Factors affecting the losses and loss expense ratio for the three months ended March 31, 2009

Validus’ losses and loss expense ratio, which is defined as losses and loss expenses divided by net premiums earned, for the three months ended March 31, 2009, was 41.4%. During the three months ended March 31, 2009, Validus incurred $6,889 and $6,625 of loss expense attributable to Windstorm Klaus and

Validus Holdings, Ltd.

Notes To Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) — (Continued)
(Expressed in thousands of U.S. dollars, except share and per share data)

Australian wildfires, respectively, which represent 2.2 and 2.1 percentage points of the losses and loss expense ratio, respectively. Favorable loss development on prior years totaled $8,079. Favorable loss reserve development benefited Validus’ losses and loss expense ratio for the months ended March 31, 2009 by 2.5 percentage points.

IPC’s losses and loss expense ratio, which is defined as losses and loss expenses divided by net premiums earned, for the three months ended March 31, 2009, was 39.6%. In the quarter ended March 31, 2009, IPC incurred net losses and loss adjustment expenses of $39,109, compared to $5,324 in the first quarter of 2008. Net losses incurred in the first quarter of 2009 included $15,000 from Winter Storm Klaus that affected southern France and $13,326 from the bushfires in south eastern Australia, as well as net adverse development to their estimates of ultimate losses for several prior year events. The impact on IPC’s losses and loss expense ratio from these events was 28.7 percentage points.

7.	Earnings per Common Share

(a) Pro forma earnings per common share for the year ended December 31, 2008 and the three months ended March 31, 2009 have been calculated based on the estimated weighted average number of common shares outstanding on a pro forma basis, as described in 7(b) below. The historical weighted average number of common shares outstanding of Validus was 74,677,903 and 75,819,413 basic and diluted, respectively, for the year ended December 31, 2008 and 75,744,577 and 79,102,643 basic and diluted, respectively, for the three months ended March 31, 2009.

(b) The pro forma weighted average number of common shares outstanding for the year ended December 31, 2008 and three months ended March 31, 2009, after giving effect to the exchange of shares as if the shares issued pursuant to the Amalgamation had been issued and outstanding for the whole year, is 129,104,189 and 130,779,979, basic and diluted, and 130,169,945 and 134,062,290, basic and diluted, respectively.

(c) In the basic earnings per share calculation, dividends and distributions declared on warrants are deducted from net income. In calculating diluted earnings per share, we consider the application of the treasury stock method and the two-class method and which ever is more dilutive is included into the calculation of diluted earnings per share.

The following table sets forth the computation of basic and diluted earnings per share for the three months ended March 31, 2009:

	Historical
	Validus	Pro Forma
	Holdings	Consolidated

Net income	$94,907	$110,606

Weighted average shares — basic ordinary shares outstanding	75,744,577	130,169,945
Share Equivalents	—	—
Warrants	2,307,094	2,307,094
Restricted Shares	683,468	1,217,747
Options	367,504	367,504

Weighted average shares — diluted	79,102,643	134,062,290
Basic earnings per share	$1.23	$0.84

Diluted earnings per share	$1.20	$0.83

Validus Holdings, Ltd.

Notes To Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) — (Continued)
(Expressed in thousands of U.S. dollars, except share and per share data)

The following table sets forth the computation of basic and diluted earnings per share for the year ended December 31, 2008:

	Historical
	Validus	Pro Forma
	Holdings	Consolidated

Net income available to common shareholders	$46,164	$116,408

Weighted average shares — basic ordinary shares outstanding	74,677,903	129,104,189
Share equivalents
Warrants	—	—
Restricted Shares	1,004,809	1,539,089
Options	136,701	136,701

Weighted average shares — diluted	75,819,413	130,779,979
Basic earnings per share	$0.62	$0.90

Diluted earnings per share	$0.61	$0.89

8.	Book Value per Share

Validus calculates diluted book value per share using the “as-if-converted” method, where all proceeds received upon exercise of warrants and stock options would be retained by Validus and the resulting common shares from exercise remain outstanding. In its public records, IPC calculates diluted book value per share using the “treasury stock” method, where proceeds received upon exercise of warrants and stock options would be used by IPC to repurchase shares from the market, with the net common shares from exercise remaining outstanding. Accordingly, for the purposes of the Pro Forma Condensed Consolidated Financial Statements and notes thereto, IPC’s diluted book value per share has been recalculated based on the “as-if-converted” method to be consistent with Validus’ calculation.

Validus Holdings, Ltd.

Notes To Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) — (Continued)
(Expressed in thousands of U.S. dollars, except share and per share data)

The following table sets forth the computation of book value and diluted book value per share adjusted for the Amalgamation as of March 31, 2009:

	Historical
	Validus	Pro Forma
	Holdings	Consolidated

Book value per common share calculation
Total shareholders’ equity	$2,022,986	$3,345,351
Shares	75,828,922	130,254,290

Book value per common share	$26.68	$25.68

Diluted book value per common share calculation
Total Shareholders’ equity	$2,022,986	$3,345,351
Proceeds of assumed exercise of outstanding warrants	$152,316	$152,316
Proceeds of assumed exercise of outstanding stock options	$50,969	$68,709
Unvested restricted shares	—	—

	$2,226,271	$3,566,376

Shares	75,828,922	130,254,290
Warrants	8,680,149	8,680,149
Options	2,795,868	3,291,945
Unvested restricted shares	3,012,854	3,547,133

	90,317,793	145,773,517

Diluted book value per common share	$24.65	$24.47

9.	Capitalization

The following table sets forth the computation of debt to total capitalization and debt (excluding debentures payable) to total capitalization at March 31, 2009, adjusted for the Amalgamation:

	Historical
	Validus	Pro Forma
	Holdings	Consolidated
Total debt
Borrowings drawn under credit facility	$—	$—
Debentures payable	304,300	304,300

Total debt	$304,300	$304,300

Total capitalization
Total shareholders’ equity	$2,022,986	$3,345,351
Borrowings drawn under credit facility	—	—
Debentures payable	304,300	304,300

Total capitalization	$2,327,286	$3,649,651

Total debt to total capitalization	13.1%	8.3%
Debt (excluding debentures payable) to total capitalization	0.0%	0.0%

COMPARATIVE PER SHARE DATA

The pro forma combined data is taken from the Unaudited Condensed Consolidated Pro Forma Financial Information above.

The historical earnings per share, dividends, and book value of Validus and IPC shown in the table below are derived from their respective audited consolidated financial statements as of and for the year ended December 31, 2008 and the unaudited consolidated financial statements as of and for the three months ended March 31, 2009. The unaudited pro forma comparative basic and diluted earnings per share data give effect to the Amalgamation using the purchase method of accounting as if the Amalgamation had been completed on January 1, 2008. The unaudited pro forma book value and diluted book value per share information was computed as if the Amalgamation had been completed on December 31, 2008 and March 31, 2009. You should read this information in conjunction with the historical financial information of Validus and of IPC included or incorporated elsewhere in this joint proxy statement/prospectus, including Validus’ and IPC’s financial statements and related notes. The unaudited pro forma data is not necessarily indicative of actual results had the Amalgamation occurred during the periods indicated. The unaudited pro forma data is not necessarily indicative of future operations of Validus.

This pro forma information is subject to risks and uncertainties, including those discussed in Risk Factors.

	Per share data at or for the
	year ended December 31, 2008
			Validus
	Historical	Historical	Pro Forma	Equivalent Per
	Validus	IPC	combined	IPC Share(1)

Basic earnings per common share	$0.62	$1.45	$0.90	$0.88
Diluted earnings per common share	$0.61	$1.45	$0.89	$0.87
Cash dividends declared per common share	$0.80	$0.88	$0.80	$0.78
Book value per common share	$25.64	$33.00	$25.00	$24.32 (2)

	Per share data at or for the
	three months ended March 31, 2009
			Validus
	Historical	Historical	Pro Forma	Equivalent Per
	Validus	IPC	combined	IPC Share(1)

Basic earnings per common share	$1.23	$0.15	$0.84	$0.82
Diluted earnings per common share	$1.20	$0.15	$0.83	$0.81
Cash dividends declared per common share	$0.20	$0.22	$0.20	$0.19
Book value per common share (at period end)	$26.68	$33.06	$25.68	$24.98 (2)

(1)	Equivalent per share amounts are calculated by multiplying Validus pro forma per share amounts by the Amalgamation exchange ratio of 0.9727.

(2)	For purposes of calculating equivalent per IPC Share values for book value per common share, the equivalent per share amounts do not include the $7.50 per IPC Share cash consideration.

COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION

Validus Shares and IPC Shares are quoted on the NYSE and NASDAQ, respectively, under the ticker symbols “VR” and “IPCR,” respectively. The following table sets forth the high and low closing prices per share of Validus Shares and IPC Shares for the periods indicated (commencing, in the case of Validus, from Validus’ initial public offering on July 25, 2007) as reported on the consolidated tape of the NYSE or NASDAQ Global Select Market, as applicable, as well as cash dividends per common share, as reported in the Validus 10-K and the IPC 10-K, respectively, with respect to the years 2007 and 2008, and thereafter as reported in publicly available sources.

	Validus			IPC
	High	Low	Dividend	High	Low	Dividend

Year ended December 31, 2009
First Quarter	$26.30	$21.25	$0.20	$30.25	$20.89	$0.22
Second Quarter	$24.55	$20.93	$0.20	$28.14	$24.55	$0.22
Third Quarter (through August 5, 2009)	$24.04	$21.17	$0.20(1)	$30.30	$27.03	$0.22(1)
December 31, 2008
First Quarter	$26.22	$23.00	$0.20	$28.25	$24.82	$0.22
Second Quarter	$23.72	$20.11	$0.20	$30.38	$26.55	$0.22
Third Quarter	$24.70	$20.00	$0.20	$33.00	$26.58	$0.22
Fourth Quarter	$26.16	$14.84	$0.20	$29.90	$19.52	$0.22
Year ended December 31, 2007
First Quarter	N/A	N/A	N/A	$31.53	$27.82	$0.20
Second Quarter	N/A	N/A	N/A	$32.53	$28.57	$0.20
Third Quarter	$25.28	$21.11	N/A	$33.01	$24.01	$0.20
Fourth Quarter	$26.59	$24.73	N/A	$30.13	$26.87	$0.20

(1)	On July 28, 2009, Validus’ board of directors declared a quarterly dividend of $0.20 per Validus Share and $0.20 per common share equivalent for which each outstanding warrant is then exercisable. The dividend is payable on September 30, 2009 to shareholders and warrant holders of record on August 20, 2009. On July 23, 2009, IPC’s board of directors declared a quarterly dividend of $0.22 per IPC share, payable on September 2, 2009 to shareholders of record on August 20, 2009.

The following table sets out the trading information for Validus Shares and IPC Shares on March 30, 2009, the last full trading day before Validus’ public announcement of delivery of its initial offer to the board of directors of IPC, July 8, 2009, the last trading day immediately preceding the public announcement of the proposed Amalgamation, and August 5, 2009, the last practicable trading day prior to the filing of this joint proxy statement/prospectus.

			Equivalent
			Validus
	Validus Common	IPC Common	Per-Share
	Share Close	Share Close	Amount

March 30, 2009	$24.91	$25.41	$24.23
July 8, 2009	$22.60	$27.61	$21.98
August 5, 2009	$24.04	$30.30	$23.38

Equivalent per-share amounts are calculated by multiplying Validus per-share amounts by the Amalgamation exchange ratio of 0.9727, but do not include the $7.50 per IPC Share cash consideration.

The value of the Amalgamation will change as the market prices of Validus Shares and IPC Shares fluctuate prior to the consummation of the Amalgamation, and may therefore be different from the prices set forth above and at the time you receive the amalgamation consideration. See Risk Factors. IPC shareholders are encouraged to obtain current market quotations for Validus Shares and IPC Shares.

Please also see The Amalgamation Agreement — NYSE Listing and NASDAQ Delisting; Reservation for Issuance for a discussion regarding the delisting of IPC Shares from the NASDAQ Global Select Market and the Bermuda Stock Exchange after the effective time of the Amalgamation.

As of July 27, 2009, directors and executive officers of Validus (exclusive of those shareholders who Validus deems to be “qualified sponsors” (as defined in this joint proxy statement/prospectus)) held and were entitled to vote approximately 1.92% of the outstanding Validus Shares. As of July 27, 2009, directors and executive officers of IPC held and were entitled to vote approximately 0.8% of the outstanding IPC Shares.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges and ratio of earnings to fixed charges excluding Funds at Lloyd’s costs (“FAL Costs”) are measures of Validus’ ability to cover fixed costs with current period earnings. For purposes of computing the following ratios, earnings consist of net income before income tax expense plus fixed charges to the extent that such charges are included in the determination of earnings. Fixed charges consist of interest, amortization of debt issuance costs and credit facility fees and an imputed interest portion on operating leases. The following table is derived from unaudited results for the three months ended March 31, 2009 and audited results for the years ended December 31, 2008, 2007, 2006 and the period from October 19, 2005, the date of Validus’ incorporation, to December 31, 2005. In addition, the table presents the pro forma combined ratio of earnings to fixed charges for the three months ended March 31, 2009 and year ended December 31, 2008.

	Pro Forma Combined(1)		Validus
	Three Months Ended	Year Ended	Three Months Ended	Year Ended			Period Ended
	March 31,	December 31,	March 31,	December 31,			December 31,
	2009	2008	2009	2008	2007	2006	2005(2)

Ratio of Earnings to Fixed Charges	14.3	3.2	13.0	2.1	8.7	21.7	NM
Ratio of Earnings to Fixed Charges Excluding FAL Costs(3)	14.9	5.0	13.6	3.1	15.7	21.7	NM

(1)	The Pro Forma Combined reflects the Amalgamation and related adjustments using the pro forma financial information presented pursuant to Article 11 of Regulation S-X. For a discussion of the assumptions and adjustments made in preparation of the pro forma financial information presented in this joint proxy statement/prospectus, see Unaudited Condensed Consolidated Pro Forma Financial Information.

(2)	Validus commenced underwriting activities on January 1, 2006. There were no earnings from underwriting activities during the period ended December 31, 2005.

(3)	FAL Costs represent both fixed and variable costs paid for financing Validus’ operations at Lloyd’s. The ratio of earnings to fixed charges excluding FAL Costs demonstrates the degree to which the ratio changes if FAL Costs are treated as variable rather than fixed costs.

NM:	Not meaningful

RECENT DEVELOPMENTS

Validus — Unaudited Second Quarter Earnings

On July 29, 2009, Validus announced its financial results for the fiscal quarter ended June 30, 2009. Net income for the three months ended June 30, 2009 was $137.6 million compared to net income of $75.9 million for the three months ended June 30, 2008, an increase of $61.6 million or 81.2%. The primary factors driving the increase in net income were:

•	Increase in net unrealized gains on investments of $80.2 million; and

•	Increased foreign exchange gains of $7.5 million due to strengthening of British pounds sterling in comparison to the U.S. dollar;

The items above were partially offset by the following factors:

•	Transaction expenses of $15.9 million in relation to the acquisition and Amalgamation Agreement;

•	Decrease in net investment income of $9.5 million due to increased balances of cash and cash equivalents and lower returns on cash and fixed income investments; and

•	Gain on repurchase of debentures of $8.8 million realized during the three months ended June 30, 2008. No such gain was realized during the three months ended June 30, 2009.

On July 28, 2009, Validus’ board of directors declared a quarterly dividend of $0.20 per Validus Share and $0.20 per common share equivalent for which each outstanding warrant is then exercisable. The dividend is payable on September 30, 2009 to shareholders and warrant holders of record on August 20, 2009.

IPC — Unaudited Second Quarter Earnings

On July 23, 2009, IPC announced net income for the quarter ended June 30, 2009, of $173.9 million, or $3.11 per diluted IPC Share, compared to $47.4 million, or $0.78 per diluted IPC Share, for the second quarter of 2008. For the six months ended June 30, 2009, IPC reported net income of $182.1 million, or $3.25 per diluted IPC Share, compared to $134.3 million, or $2.12 per diluted IPC Share, for the first six months of 2008. IPC’s first half earnings were impacted by, among other things, improvements in pricing, a general absence of significant catastrophe events, and an improvement in the equity and debt markets.

On July 23, 2009, IPC’s board of directors declared a quarterly dividend of $0.22 per IPC share, payable on September 2, 2009 to shareholders of record on August 20, 2009.

THE COMPANIES

Validus

Validus is a Bermuda exempted company, with its principal executive offices located at 19 Par-La-Ville Road, Hamilton HM11, Bermuda. The telephone number of Validus is (441) 278-9000. Validus is a provider of reinsurance and insurance, conducting its operations worldwide through two wholly owned subsidiaries, Validus Re and Talbot. Validus Re is a Bermuda-based reinsurer focused on short-tail lines of reinsurance. Talbot is the Bermuda parent of the specialty insurance group primarily operating within the Lloyd’s insurance market through Syndicate 1183. At March 31, 2009, Validus had total shareholders’ equity of $2.023 billion and total assets of $4.763 billion. Validus Shares are traded on the NYSE under the symbol “VR” and, as of August 5, 2009, the last practicable date prior to the filing of this joint proxy statement/prospectus, Validus had a market capitalization of approximately $1.831 billion. Validus has approximately 280 employees.

As of the date of the filing of this joint proxy statement/prospectus with the SEC, Validus was the registered holder of 100 IPC Shares, or less than 1% of the outstanding IPC Shares.

IPC

IPC provides property catastrophe reinsurance and, to a limited extent, property-per-risk excess, aviation (including satellite) and other short-tail reinsurance on a worldwide basis. During 2008, approximately 93% of its gross premiums written, excluding reinstatement premiums, covered property catastrophe reinsurance risks. Property catastrophe reinsurance covers against unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, industrial explosions, freezes, riots, floods and other man-made or natural disasters. The substantial majority of the reinsurance written by IPCRe, IPC’s Bermuda-based catastrophe reinsurance subsidiary, has been, and continues to be, written on an excess of loss basis for primary insurers rather than reinsurers, and is subject to aggregate limits on exposure to losses. During 2008, IPC had approximately 258 clients from whom it received either annual/deposit or adjustment premiums, including many of the leading insurance companies around the world. In 2008, approximately 36% of those clients were based in the United States, and approximately 53% of gross premiums written, excluding reinstatement premiums, related primarily to U.S. risks. IPC’s non-U.S. clients and its non-U.S. covered risks are located principally in Europe, Japan, Australia and New Zealand. During 2008, no single ceding insurer accounted for more than 3.7% of its gross premiums written, excluding reinstatement premiums. At March 31, 2009, IPC had total shareholders’ equity of $1.849 billion and total assets of $2.453 billion.

In response to a severe imbalance between the global supply of and demand for property catastrophe reinsurance that developed during the period from 1989 through 1993, IPC and IPCRe were formed as Bermuda companies and commenced operations in June 1993 through the sponsorship of American International Group, Inc. (“AIG”). On August 15, 2006, AIG sold its entire shareholding in an underwritten public offering. As from August 15, 2006, to IPC’s knowledge, AIG no longer has any direct ownership interest in IPC.

IPC Shares are quoted on the NASDAQ Global Select Market under the ticker symbol “IPCR” and the Bermuda Stock Exchange under the symbol “IPCR BH.” IPCRe Europe Limited, a subsidiary of IPCRe incorporated in Ireland, underwrites select reinsurance business. Currently, IPCRe Europe Limited retrocedes 90% of the business it underwrites to IPCRe.

RISK FACTORS

In addition to the risk factors set forth below, you should read and consider other risk factors specific to each of the Validus and IPC businesses that will also affect Validus after consummation of the Amalgamation, described in Part I, Item 1A of each company’s annual report on Form 10-K for the year ended December 31, 2008 and other documents that have been filed with the SEC and all of which are incorporated by reference into this joint proxy statement/prospectus. If any of the risks described below or in the reports incorporated by reference into this joint proxy statement/prospectus actually occurs, the respective businesses, financial results, financial conditions, operating results or share prices of Validus or IPC could be materially adversely affected.

Risk Factors Relating to the Amalgamation

The value of the Validus Shares that the IPC shareholders receive in the Amalgamation will vary as a result of the fixed exchange ratio and possible fluctuations in the price of Validus Shares.

Upon consummation of the Amalgamation each IPC Share (other than IPC Shares held by dissenting IPC shareholders or by Validus and its subsidiaries) will be exchanged into 0.9727 Validus Shares, $7.50 in cash (less any applicable withholding taxes and without interest) and cash in lieu of fractional shares. Because the exchange ratio is fixed at 0.9727 Validus Shares for each IPC Share, the market value of the Validus Shares issued in exchange for IPC Shares will depend upon the market price of a Validus Share at the date the Amalgamation is consummated. If the price of Validus Shares declines, IPC shareholders could receive less value for their shares upon the consummation of the Amalgamation than the value calculated pursuant to the exchange ratio on the date the Amalgamation was announced or as of the date of the filing of this joint proxy statement/prospectus. Share price changes may result from a variety of factors that are beyond the companies’ control, including general market conditions, changes in business prospects, catastrophic events, both natural and man-made, and regulatory considerations.

In connection with the Amalgamation, Validus estimates that it will need to issue approximately 54,959,648 Validus Shares. The increase in the number of outstanding Validus Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Validus Shares.

The Amalgamation remains subject to conditions and failure to complete the Amalgamation could negatively impact Validus and IPC.

The Amalgamation Agreement contains a number of conditions precedent that must be satisfied or waived prior to the consummation of the Amalgamation. In addition, the Amalgamation Agreement may be terminated under certain circumstances. See The Amalgamation Agreement — Termination of the Amalgamation Agreement for a description of the circumstances under which the Amalgamation Agreement can be terminated.

If the Amalgamation is not completed, the ongoing business of Validus and IPC may be adversely affected as follows:

•	the attention of management of Validus and IPC will have been diverted to the Amalgamation instead of being directed solely to each company’s own operations and pursuit of other opportunities that could have been beneficial to such company;

•	either Validus or IPC will have to pay certain costs relating to the Amalgamation, including certain legal, accounting and financial advisory fees;

•	either Validus or IPC may be required, in certain circumstances, to pay a termination fee of $16 million to the other party; and

•	in the case of Validus, Validus may not have a right to be reimbursed the $50 million it advanced to IPC in respect of the Max Termination Fee upon the execution of the Amalgamation Agreement.

Validus and/or IPC may waive one or more of the conditions to the Amalgamation without resoliciting or seeking additional shareholder approval.

Each of the conditions to Validus’ and IPC’s obligations to complete the Amalgamation, may be waived, to the extent legally permissible, in whole or in part by the other party. The board of directors of Validus and IPC will evaluate the materiality of any such waiver to determine whether resolicitation of proxies is necessary or, if shareholder approval has been received, whether further shareholder approval is necessary. In the event that any such waiver is not determined to be significant enough to require resolicitation or additional approval of shareholders, the Amalgamation may be consummated without seeking any further shareholder approval.

Failure to obtain effective consents of IPC’s reinsurance counterparties or Validus’ lenders to the Amalgamation could materially adversely affect the Amalgamation or the business of IPC or Validus.

With regards to IPC’s reinsurance arrangements, many in-force reinsurance contracts contain change of control provisions. In addition, many of these reinsurance contracts are annually renewable and whether or not they may be terminated in a change of control, reinsurance cedants may choose not to renew these contracts with the combined entity. Termination and failure to renew reinsurance agreements by contractual counterparties could result in a material adverse effect on the combined entity’s business, financial condition and operating results, as well as on the market value of the combined entity’s common shares. In addition, if Validus is unable to obtain the consent of the lenders under its credit facilities to the Amalgamation, Validus may be required to pay down the outstanding obligations. Currently, one requirement to the effectiveness of the amendments to Validus’ credit facilities is that the financial strength rating assigned to Validus Re and IPCRe by A.M. Best is no lower than “A−”. Following the announcement of the Amalgamation Agreement, A.M. Best changed the outlook to negative with respect to the A− financial strength rating of Validus Re and indicated that the rating remained under review. Additionally, following the announcement of the Amalgamation Agreement, A.M. Best downgraded the financial strength rating of IPCRe to A− from A and indicated that the rating continues to be under review with negative implications. This ratings requirement is not a condition to the consummation of the Amalgamation under the terms of the Amalgamation Agreement. If the conditions to the effectiveness of the lenders’ consents, such as the ratings requirement, are not met, or Validus is required to pay down any obligations, Validus may be forced to find alternative sources for secured letters of credit, which may not be available, or if available, may be on unfavorable terms.

Potential payments made to dissenting IPC shareholders in respect of their rights to appraisal of their shares could exceed the amount of consideration otherwise due to them under the terms of the Amalgamation Agreement.

Any IPC shareholder may apply, within one month after the date of notice convening the IPC special meeting, for an appraisal of the fair value of its IPC Shares. See The Amalgamation — Dissenters’ Rights of Appraisal for IPC Shareholders. Validus may be required to pay the fair value appraised by the court to such dissenting shareholder which could be less than, equal to or more than the amalgamation consideration. Any such payments may have a material adverse effect on Validus’ business, financial condition and operating results, as well as the market price of the Validus Shares.

The financial analyses and forecasts considered by Validus and IPC and their respective financial advisors may not be realized, which may adversely affect the market price of the Validus Shares following the Amalgamation.

In performing their financial analyses and rendering their opinions regarding the fairness from a financial perspective of the consideration in the Amalgamation, each of the respective financial advisors to Validus and IPC independently reviewed and relied on, among other things, internal stand-alone and pro forma financial analyses and forecasts as separately provided to each respective financial advisor by Validus or IPC. See The Amalgamation — Projected Financial Information. These analyses and forecasts were prepared by, or as directed by, the managements of Validus and IPC and were also considered by Validus and IPC’s boards of directors. None of these analyses or forecasts was prepared with a view towards public disclosure or compliance with the published guidelines of the SEC or the American Institute of Certified Public Accountants

regarding projections and forecasts. These projections are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them. These projections are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Validus and IPC. Accordingly, there can be no assurance that Validus’ or IPC’s financial condition or results of operations will not be significantly worse than those set forth in such analyses and forecasts. Significantly worse financial results could have a material adverse effect on the market price of the Validus Shares following the Amalgamation.

Certain directors and executive officers of IPC have interests in the Amalgamation that are different from, or in addition to, the interests of IPC shareholders generally.

In considering the recommendation of the IPC board of directors with respect to the Amalgamation, IPC shareholders should be aware that, as discussed below under The Amalgamation — Interests of IPC Directors and Executive Officers in the Amalgamation, certain of IPC’s directors and executive officers have financial interests in the Amalgamation that are different from, or in addition to, the interests of IPC shareholders generally.

The Amalgamation Agreement contains provisions that restrict IPC from pursuing alternative transactions or engaging in discussions with third parties as to alternative transactions.

The Amalgamation Agreement contains detailed provisions that restrict IPC’s and each of its subsidiaries’ ability to initiate, solicit, encourage (including by providing information) or facilitate proposals regarding any amalgamation or similar transaction with another party or participate or otherwise engage in any discussions or negotiations relating to such an alternative transaction, unless such action is reasonably likely to be required in order for the directors to comply with their fiduciary duties under applicable law and certain other conditions are satisfied. Although IPC’s board of directors is permitted to change its recommendation in response to a bona fide unsolicited superior acquisition proposal, such a change in its recommendation gives Validus the right to terminate the Amalgamation Agreement, receive a termination fee and receive reimbursement for the $50 million advanced in respect of the Max Termination Fee. For more information please see The Amalgamation Agreement — Restrictions on Change in Recommendation by the Boards of Directors of IPC or Validus and  — Restrictions on Solicitation of Acquisition Proposals by IPC and The Amalgamation Agreement — Termination of the Amalgamation Agreement — Effects of Termination; Remedies.

The Validus Shares to be received by IPC shareholders as a result of the Amalgamation will have different rights from IPC Shares.

Following completion of the Amalgamation, IPC shareholders will no longer be shareholders of IPC, but will instead be shareholders of Validus. There will be important differences between your current rights as an IPC shareholder and the rights to which you will be entitled as a shareholder of Validus. See Comparison of Shareholders’ Rights for a discussion of the different rights associated with Validus Shares.

Risk Factors Relating to IPC’s Businesses

You should read and consider other risk factors specific to IPC’s businesses that will also affect Validus after the Amalgamation, described in Part I, Item 1A of the IPC 10-K and other documents that have been filed by IPC with the SEC and which are incorporated by reference into this joint proxy statement/prospectus.

Risk Factors Relating to Validus’ Businesses

You should read and consider other risk factors specific to Validus’ businesses that will also affect Validus after the Amalgamation, described in Part I, Item 1A of the Validus 10-K and other documents that have been filed by Validus with the SEC and which are incorporated by reference into this joint proxy statement/prospectus.

Risk Factors Relating to Validus Following the Amalgamation

Validus may experience difficulties integrating IPC’s businesses, which could cause Validus to fail to realize the anticipated benefits of the Amalgamation.

If the Amalgamation is consummated, achieving the anticipated benefits of the Amalgamation will depend in part upon whether the two companies integrate their businesses in an effective and efficient manner. Validus may not be able to accomplish this integration process smoothly or successfully. The integration of certain operations following the Amalgamation will take time and will require the dedication of significant management resources, which may temporarily distract management’s attention from the routine business of the combined entity.

Any delay or inability of management to successfully integrate the operations of the two companies could compromise the combined entity’s potential to achieve the anticipated long-term strategic benefits of the Amalgamation and could have a material adverse effect on the business, financial condition, operating results and market value of Validus Shares after the Amalgamation.

The Amalgamation may result in ratings downgrades of one or more of Validus’ insurance or reinsurance subsidiaries (including the newly acquired IPC insurance and reinsurance operating companies) which may adversely affect Validus’ business, financial condition and operating results, as well as the market price of Validus Shares.

Ratings with respect to claims paying ability and financial strength are important factors in maintaining customer confidence in Validus and its ability to market insurance and reinsurance products and compete with other insurance and reinsurance companies. Rating organizations regularly analyze the financial performance and condition of insurers and reinsurers and will likely reevaluate the ratings of Validus and its reinsurance subsidiaries following the consummation of the Amalgamation, if applicable. Following the announcement of the Amalgamation Agreement, Standard & Poor’s revised its outlook on Validus to positive from stable, and affirmed its BBB− counterparty credit rating on Validus and A.M. Best changed the outlook to negative with respect to the A− financial strength rating and “a-” issuer credit rating of Validus’ reinsurance subsidiary, Validus Re, and the “bbb−” issuer credit rating of Validus. In addition, Moody’s affirmed its outlook of negative with respect to the A3 insurance financial strength rating of Validus Re and the Baa2 long-term issuer rating of Validus. Additionally, following the announcement of the Amalgamation Agreement, A.M. Best downgraded the financial strength ratings to A− (Excellent) from A (Excellent) and issuer credit ratings to “a−” from “a” for the reinsurance subsidiaries of IPC (including IPCRe and IPCRe Europe Limited) and also downgraded the issuer credit rating to “bbb−” from “bbb” for IPC and indicated that these ratings continue to be under review with negative implications. Following the Amalgamation, any ratings downgrades, or the potential for ratings downgrades, of Validus or its subsidiaries (including the newly acquired IPC operating companies) could adversely affect Validus’ ability to market and distribute products and services and successfully compete in the marketplace, which could have a material adverse effect on its business, financial condition and operating results, as well as the market price for Validus Shares.

The occurrence of severe catastrophic events after the completion of the Amalgamation could cause Validus’ net income to be more volatile than if the Amalgamation did not take place.

For the year ended December 31, 2008, Validus’ gross premiums (excluding reinstatement premiums) written on property catastrophe business were $328.2 million or 24.1% of total gross premiums written. For the year ended December 31, 2008, 93% of IPC’s gross premiums written covered property catastrophe reinsurance risks. For the year ended December 31, 2008, after giving effect to the Amalgamation as if it had been consummated on December 31, 2008, gross premiums written on property catastrophe business would have been $661.9 million or 37.5% of total gross premiums of Validus on a pro forma basis. Because Validus after the Amalgamation will, among other things, have larger aggregate exposures to natural and man-made disasters than it does today, Validus’ aggregate loss experience could have a significant influence on Validus’ net income. Please see Unaudited Condensed Consolidated Pro Forma Financial Information.

THE AMALGAMATION

General Description

On July 9, 2009, IPC, Validus and Validus Ltd. entered into the Amalgamation Agreement. Validus’ board of directors unanimously adopted the Amalgamation Agreement on that date and deemed it fair, advisable and in the best interests of Validus to enter into the Amalgamation Agreement and to consummate the transactions contemplated thereby. IPC’s board of directors unanimously adopted the Amalgamation Agreement on that date and authorized and approved the Amalgamation upon the terms and subject to the conditions set forth in the Amalgamation Agreement and deemed it fair to, advisable to and in the best interests of IPC and its shareholders to enter into the Amalgamation Agreement and to consummate the Amalgamation and the other transactions contemplated thereby.

Subject to shareholder approval as described in this joint proxy statement/prospectus and the satisfaction or waiver of the other conditions specified in the Amalgamation Agreement, on the Closing Date of the Amalgamation, IPC will amalgamate with Validus Ltd. Pursuant to the Amalgamation Agreement, after the effective time of the Amalgamation, IPC shareholders (other than shareholders that exercise appraisal rights pursuant to Bermuda law, and other than Validus and its subsidiaries) will have the right to receive 0.9727 Validus Shares, $7.50 in cash (less any applicable withholding tax and without interest) and cash in lieu of fractional shares in exchange for each IPC Share they hold.

Further details relating to the structure of the Amalgamation and the amalgamation consideration are described in The Amalgamation Agreement — Structure of the Amalgamation and The Amalgamation Agreement — Amalgamation Consideration.

Background

Since its inception in 1993, IPC has successfully operated as a monoline company focused on property catastrophe reinsurance. IPC has periodically reviewed ways to enhance its performance and prospects in light of conditions in the reinsurance and insurance markets, economic conditions, regulatory developments and competitive and other factors. Following the losses from the 2005 Atlantic hurricanes, the rating agencies increased the capital requirements for monoline property catastrophe reinsurers. By October 2007, it was evident to IPC’s management and IPC’s board of directors that if IPC continued to follow the monoline property catastrophe model IPC had previously pursued, it might be more challenging to optimize shareholder value in the future as compared to following a more diversified business model. IPC’s board of directors, with input from IPC’s management, decided that strategic options should be developed and evaluated. To drive this process forward, on October 23, 2007 IPC’s board of directors established IPC’s business development committee to assist IPC’s management in developing such options for review by IPC’s board of directors.

In the first quarter of 2008, IPC engaged JPMorgan to assist IPC with a strategic review process. As part of that strategic review process, IPC’s board of directors and IPC’s management confirmed their preliminary conclusion that it would be in IPC’s interest to diversify beyond its monoline property catastrophe business model. IPC’s board of directors and IPC’s management determined to consider achieving these objectives by investigating the opportunities to do so through internal growth or a business combination with a company with diversified business lines and platforms with a market capitalization of a similar size to IPC’s market capitalization.

In March of 2008, IPC’s business development committee asked IPC’s management to develop two business plans in order to assist IPC’s directors in their strategic review: a “monoline” plan that assumed IPC would continue as a monoline property catastrophe reinsurer, and an “organic growth” plan, consisting of an organic diversification of business lines and platforms over time leveraging existing resources of the company. During the summer of 2008, IPC’s management, after discussion with IPC’s board of directors, also began consideration of a “run-off” scenario which assumed that IPC would cease to write new business and return capital to its shareholders over time as reserves were paid out.

From July through early November 2008, IPC’s business development committee began considering early versions of the organic growth case developed by IPC’s management for diversifying IPC’s business lines. In addition, IPC, with JPMorgan’s assistance, started to identify and evaluate potential counterparties, including Validus and Max, that were of a similar size to IPC, and with whom a combination potentially could diversify IPC’s business lines and platforms for the purpose of reducing the volatility inherent in focusing on catastrophe reinsurance and spreading IPC’s risk base across less correlated risks. IPC’s business development committee, with assistance from JPMorgan, designed a process to narrow the field of potential counterparties to a select list and to meet with, exchange information with and select potential counterparties to continue in IPC’s strategic process. In early October, after discussions among IPC management, IPC’s board of directors and JPMorgan, IPC’s board of directors authorized JPMorgan to contact a select list of third parties from among the potential counterparties and peer companies that IPC initially considered. The parties on the select list were those that IPC determined were most likely to satisfy its strategic objectives that IPC’s board of directors had developed at that time, and it excluded parties that IPC believed were not appropriate potential counterparties for a business combination. For example, although IPC had previously identified Validus as a potential counterparty because of its similar size to IPC, after careful consideration IPC did not include Validus in its select list of potential counterparties for JPMorgan to contact because IPC determined that a business combination with Validus was not likely to satisfy IPC’s strategic objectives.

During the second half of October 2008 and first half of November, IPC entered into confidentiality and standstill agreements with eight of these potential counterparties: Party A, Party B, Party C, Party D, Party E, Party F, Party G and Max.

Subsequently, JPMorgan and IPC management received an unsolicited oral indication of interest from a party (“Party H”) that IPC’s board of directors and management had previously decided not to consider inviting into IPC’s strategic process after determining that a transaction with Party H would not meet IPC’s strategic objectives. IPC management also received an informal indication of interest from Flagstone Reinsurance Holdings Limited (“Flagstone”), a smaller Bermuda based insurance and reinsurance company than IPC as measured by market capitalization, discussions with which IPC determined not to be in the best interest of IPC to pursue further.

The initial contact between IPC and Max was made on October 14, 2008. Representatives from JPMorgan placed a call to Max’s chief executive officer, W. Marston Becker, and informed him that they had been engaged to assist with a strategic review of IPC and that Max had been identified as a potential counterparty for a business combination transaction.

On October 26, 2008, Max and IPC entered into the confidentiality and standstill agreement mentioned above in order for the parties to continue discussions and exchange information.

On October 27, 2008, JPMorgan and Merrill Lynch, which was acting as Max’s financial advisor with respect to a potential business combination with IPC, had a conference call to discuss the next steps in the process of a potential transaction between IPC and Max.

During this time, JPMorgan also had preliminary discussions with each of Party A, Party B, Party C, Party D, Party E and Party G to assess their interest in a combination with IPC and their fit with the strategic goals of IPC’s board of directors. In the course of these discussions, Party A indicated that it was not interested in engaging in discussions regarding any transaction until after January 1, 2009, when the period in which most reinsurance contracts are renewed had ended. Party F failed to schedule any meetings with IPC or its advisors and showed little interest in further pursuing a transaction with IPC. IPC ceased discussions with Party F shortly thereafter.

On November 3, 2008, IPC received an unsolicited letter from a large, publicly traded insurance company (“Party J”) proposing that IPC and Party J enter into an exclusivity agreement to discuss an acquisition of IPC by Party J in a stock-for-stock transaction.

IPC’s business development committee met on November 6, 2008 with JPMorgan and IPC’s outside legal counsel to consider the terms contained in Party J’s letter. IPC’s business development committee determined, because Party J’s proposal was based on an unsatisfactory valuation of IPC’s book value and was subject to detailed due diligence, that it was not in IPC’s best interest to enter into an exclusivity agreement with Party J and authorized IPC’s management to respond to Party J’s letter by declining to enter into an exclusivity agreement but offering to allow Party J to otherwise participate in IPC’s on-going strategic process. On November 7, 2008, IPC responded to Party J’s offer by sending it a letter proposing that IPC and Party J enter into a confidentiality and standstill agreement and that Party J participate in IPC’s on-going strategic process on the same basis as the other parties already in discussions with IPC. Party J responded in a letter on November 10, 2008 withdrawing its original offer and declining to participate in IPC’s strategic process.

At the same meeting on November 6, 2008, IPC’s business development committee also determined that it was not in IPC’s best interest to delay further discussions of a business combination until after January 1, 2009 and decided to continue moving ahead in the strategic process without Party A.

From the beginning of November through December 10, 2008, IPC management engaged in discussions regarding potential business combinations of IPC with Party B, Party C, Party D, Party E and Party G. On November 10, 2008, certain officers and representatives of Max met with IPC’s directors, Mark R. Bridges and Peter S. Christie and with James P. Bryce, IPC’s chief executive officer at that time, John R. Weale, IPC’s chief financial officer at that time, and JPMorgan to discuss the process and to present Max’s preliminary views regarding a potential business combination. Max and IPC each provided updates on their respective business and operations, including an assessment of the then-current business climate. On November 26, 2008, members of Max’s management met with Kenneth L. Hammond, the Chairman of IPC’s board of directors, and Mr. Bridges to further discuss the potential business combination between IPC and Max. Max was invited to submit a proposal for a business combination with IPC by December 8, 2008. In connection therewith, JPMorgan and Merrill Lynch held various calls to discuss the potential amalgamation.

On December 5, 2008, after consulting with Merrill Lynch, Max developed and submitted a preliminary proposal for a business combination transaction between IPC and Max structured as a stock-for-stock transaction with an exchange ratio based on the relative book values of the two companies. Max also provided information regarding its intentions with respect to the combined business, the board of directors, and the roles of management.

During this time period, IPC’s officers and directors met several times among themselves and with IPC’s outside advisors to discuss the status of negotiations with each party and worked to develop the specific terms upon which IPC would be willing to enter into a business combination. IPC also asked Party B, Party C, Party D, Party E and Party G to submit formal business combination proposals before December 8, 2008.

At a meeting on December 10, 2008, IPC’s directors and management reconfirmed their view that Party H did not meet IPC’s strategic objectives and determined not to pursue further discussions with Party H.

Also during the meeting on December 10, 2008, IPC’s directors and management reviewed the business combination proposals that had been received from other potential counterparties. In addition to Max, IPC had received formal written proposals from Party B, Party C and Party D. Party E submitted an oral proposal. After a discussion among IPC’s directors and management, with input from JPMorgan and IPC’s outside counsel, IPC determined not to pursue further discussions with Party E because the oral proposal did not satisfy the criteria IPC had established. Party G had communicated that a business combination with IPC did not fit within Party G’s strategic plan at that time and that Party G no longer wished to continue to be considered a potential counterparty to a business combination. IPC determined to cease further negotiations with Party G.

Between December 10 and December 17, 2008, IPC’s management and JPMorgan continued discussions with Party B, Party C and Party D and worked to further develop proposals from these parties.

On December 16, 2008, Merrill Lynch and JPMorgan had a conference call to review Max’s proposal and provide IPC additional information regarding Max and its proposal.

On December 17, 2008, IPC’s business development committee met to discuss the proposals received from Max as well as from Party B, Party C and Party D. IPC’s business development committee found the proposals from Party C, Party D and Max to be in line with the rationale and goals IPC had set for entering into a business combination. The proposal received from Party B, despite repeated negotiations with IPC’s management and JPMorgan, failed to satisfy many of IPC’s desired characteristics, and included terms in which IPC’s shareholders would receive non-U.S. listed stock as consideration along with a complex debt security. Accordingly, IPC determined to cease pursuing a potential transaction with Party B as that proposal was not deemed to be in the best interests of IPC.

Also on December 17, 2008, members of IPC’s business development committee met with a group of individuals (“Party K”) who had expressed an interest in a transaction with IPC to pursue a strategy of transformational organic growth by diversifying IPC’s business lines under a new senior management team.

On December 19, 2008, IPC’s board of directors met and discussed the proposals from Party C, Party D and Max with IPC’s management and IPC’s advisors in conjunction with discussing IPC’s monoline and organic growth business plans. IPC’s board of directors approved IPC continuing discussions regarding a business combination with Party C, Party D and Max. IPC’s board of directors also instructed IPC’s management to finalize a formal presentation regarding the monoline plan, the organic growth plan and the run-off scenario. IPC’s board of directors also asked IPC’s management to benchmark projected growth under the monoline plan, the organic growth plan and potential business combinations against the growth achieved by selected Bermuda reinsurance companies that had pursued a transformational organic growth strategy in the past. During this meeting, one of IPC’s directors, Peter Christie, confirmed a prior informal disclosure to IPC’s other directors that he owned 10,667 Max common shares.

On December 22, 2008, Merrill Lynch and JPMorgan had a conference call in which JPMorgan relayed concerns from IPC’s board of directors relating to the preliminary proposal submitted by Max, including the fact that Max’s proposed exchange ratio did not account for the market prices of the companies at that time.

Between December 19, 2008 and January 6, 2009, IPC’s management and JPMorgan engaged in several meetings and other discussions with Party C, Party D and Max to further explore issues surrounding a business combination with each party. IPC and its advisors also engaged in an assessment of the members of senior management of Party C, Party D and Max, evaluating the capabilities and qualifications of such management to manage a combined company.

On January 6, 2009, IPC’s board of directors met to discuss IPC’s business development committee’s meeting with Party K. IPC management and JPMorgan also discussed the results of further discussions with Party C, Party D and Max, including that Max and IPC continued to be engaged in negotiations regarding the valuation methodology to be used for valuing the respective companies in a business combination transaction.

During this time, Max and its advisors conducted business and financial due diligence on IPC. On January 6, 2009, after consultation and discussions with Merrill Lynch, Max submitted a revised proposal to IPC. The revised proposal continued to be based on a stock-for-stock transaction, but the exchange ratio was amended to consider both the relative book values and the relative market values of the companies by basing the exchange ratio on the average of the two companies’ market value per share and book value per share. On the following day, Merrill Lynch had a conference call with JPMorgan to review and answer clarifying questions on Max’s revised proposal.

On January 8, 2009, Max, IPC, Merrill Lynch and JPMorgan had a meeting to review and discuss IPC’s financial information. Following this meeting, Max had a meeting with IPC on January 12, 2008 to review its financial information.

On January 11, 2009, IPC received a formal, written proposal from Party K.

On January 13, 2009, IPC’s business development committee met to discuss setting timelines for completing the process of evaluating potential transactions with Party C, Party D, Party K and Max and developed formal counterproposals with regard to Party C, Party D and Max.

On January 15, 2009, Merrill Lynch and JPMorgan had calls during which JPMorgan provided an update on the process and reviewed next steps.

IPC’s board of directors met on January 16, 2009 and reviewed the revised proposal received from Max and revised proposals IPC had received from Party C and Party D. IPC’s board of directors, in conjunction with IPC’s management, developed counterproposals for Party C, Party D and Max and authorized JPMorgan to communicate the respective counterproposals to each party. IPC’s board of directors also discussed the written proposal that had been received from Party K, determined that it was not in IPC’s best interest to pursue a transaction with Party K at that time and authorized IPC’s business development committee to communicate that determination to Party K.

From January 16 until January 29, 2009, IPC and its outside advisors (including an independent consulting firm, an independent investment advisory firm, an independent accounting firm and IPC’s legal advisors) engaged in due diligence on Max and Party C. IPC’s management met separately several times with the management teams of Max and Party C, along with their respective advisors, and worked together with Max and Party C to develop views on preliminary business plans for potential combined companies and conduct preliminary due diligence on key threshold items. IPC also continued negotiating the terms of a business combination with Max and Party C during this time and prepared and negotiated term sheets with each of Max and Party C. During the course of those negotiations IPC and Party D, a non-publicly traded company, could not come to an agreement over the proper method for valuing Party D. As a result, IPC and Party D determined not to engage in further discussions regarding a business combination.

IPC provided a term sheet to Max on January 17, 2009 and had organizational due diligence calls with Max and Merrill Lynch on January 19, 2009 and in-person due diligence meetings with Max and Merrill Lynch on January 21, 2009.

On January 23, 2009, Max and Merrill Lynch provided comments to IPC’s draft non-binding term sheet to JPMorgan and Merrill Lynch had conference calls with JPMorgan to discuss the comments.

On January 27, 2009, certain officers of Max met with Messrs. Hammond and Bridges to review each company’s financial information as well as preliminary views as to how the businesses could be combined.

On January 29, 2009, IPC’s board of directors met to discuss the ongoing strategic review process. IPC’s management presented its formal monoline and organic growth plans to IPC’s board of directors. IPC’s board of directors, with input from management and IPC’s outside advisors, then discussed the results of the due diligence investigations into Party C and Max and the status of ongoing negotiations with each party. IPC’s board of directors also discussed its views of Party C’s and Max’s respective management teams. At the conclusion of the meeting, IPC’s board of directors concluded that while no decision had been made to enter into a definitive transaction agreement with any party, pursuing such a transaction with Max (including performing additional due diligence and negotiating a definitive transaction agreement) would be more in IPC’s interest than pursuing such a transaction with Party C. IPC’s board of directors authorized IPC management to finalize a non-binding term sheet with Max, including the valuation methodology upon which the definitive transaction agreement would be entered into, and also to enter into an exclusivity agreement with Max. On January 30, 2009, Mr. Hammond informed representatives of Max about IPC’s proposal to enter into an exclusivity agreement with Max.

IPC’s and Max’s management, along with their respective advisors, negotiated the exclusivity agreement and the non-binding term sheet between January 30 and February 2, 2009. On February 2, 2009, Max and IPC finalized the non-binding term sheet and entered into a 28-day exclusivity agreement. The non-binding term sheet provided, among other things, for the basic framework for the transaction structure, governance for the combined company and a methodology to arrive at an exchange ratio for the transaction, based on an average of the two companies’ market value per share and book value per share.

On January 31, 2009, while IPC and Max were in discussions regarding the exclusivity agreement and the non-binding term sheet, Party C notified IPC that it no longer wished to engage in discussions regarding a business combination with IPC.

In the period from February 2 to February 20, 2009, representatives of management of IPC and its advisors and independent consultants, and representatives of management of Max and its financial and legal advisors, worked to continue IPC’s due diligence investigation into Max and Max’s due diligence investigation into IPC. IPC’s outside legal advisor provided to Max and Max’s outside legal advisor, a form of amalgamation agreement, and worked with Max’s outside legal advisor to negotiate definitive transaction documentation.

On February 11, 2009, Max announced its financial results for the fiscal quarter and year ended December 31, 2008 and Max’s management held a conference call with analysts and other interested parties to discuss such results.

On February 11 and February 12, 2009, IPC and Max made joint presentations to A.M. Best Company, Standard & Poor’s Financial Services LLC, and Moody’s Investors Service regarding IPC’s and Max’s managements’ views of the potential financial strength of a potential combined company.

IPC contacted Wachovia Bank, National Association (“Wachovia”) on February 13, 2009, to begin discussions regarding amending IPC’s credit facility to permit IPC to enter into and consummate an amalgamation agreement with Max without potentially causing any default under the credit facility. During this same period, Max engaged in discussions with its lender syndicate regarding a potential amendment to its credit facility. After discussions with IPC’s and Max’s management and their advisors, Wachovia and several other banks who were members of IPC’s and Max’s respective loan syndicates signed confidentiality agreements with IPC and Max during the week of February 16, 2009. Between February 16 and March 1, 2009, IPC, Max and their advisors negotiated the terms of the amendments to both Max’s and IPC’s respective credit facilities.

On February 17, 2009, IPC announced its financial results for the fiscal quarter and year ended December 31, 2008 and IPC’s management held a conference call on the morning of February 18, 2009 with analysts and other interested parties to discuss such results.

On February 18, 2009, directors from IPC met with Max’s directors and certain of Max’s officers. Max’s chief executive officer made a presentation to the members of both boards of directors regarding the potential benefits of a combination of IPC and Max and described Max’s management’s vision for the combined company and the role that a combined Max-IPC management team would have in achieving that vision.

On February 20, 2009, IPC’s board of directors met, along with JPMorgan and other of IPC’s advisors, and discussed with Mr. Roberts, Max’s chief financial officer, and Max’s and IPC’s independent accounting firm to discuss potential purchase accounting adjustments that could result from a combination of IPC and Max. Following this discussion, Mr. Roberts and Max’s independent accounting firm left the meeting. Representatives of IPC’s outside legal counsel discussed with IPC’s directors each director’s legal duties in connection with considering a transaction with Max. IPC management presented a run-off scenario to IPC’s directors, as well as the results of a benchmarking of the book value growth achieved by selected Bermuda reinsurance companies that had implemented a transformational organic growth strategy between 2002 and the first half of 2005. The benchmarking analysis compared these book value growth rates to projected book value growth under the monoline case, the organic growth case and a potential combination with Max. IPC management also presented a business plan for the combined company that had been developed together with Max. IPC’s directors also received due diligence reports from IPC’s advisors, including an independent consulting firm, an independent investment advisory firm, an independent accounting firm and IPC’s legal advisors, and discussed the results of such advisors’ due diligence.

Between February 20 and February 27, 2008, IPC’s and Max’s officers and advisors continued to engage in negotiations and due diligence on the other company, including negotiations regarding transaction protection provisions to be contained in any definitive amalgamation agreement.

On February 25, 2009, IPC’s board of directors convened by telephone along with IPC’s advisors to discuss the results of further negotiations with Max. IPC’s board of directors discussed a number of transaction terms that were still being negotiated, including extensive discussions regarding the transaction protections, closing conditions and termination rights to be included in the definitive amalgamation agreement.

On February 27, 2009, a meeting of IPC’s board of directors was held. JPMorgan made a presentation to IPC’s board of directors regarding its financial analysis. IPC’s management, JPMorgan and Sullivan &

Cromwell LLP provided an overview of events since IPC’s board of directors’ telephonic meeting on February 25, 2009. IPC’s management and outside advisors, including an independent consulting firm, an independent investment advisory firm, an independent accounting firm and IPC’s legal advisors, reported the final results of their in-depth due diligence review of Max and its business. IPC’s board of directors discussed prevailing market conditions and IPC’s strategic alternatives. Representatives of IPC’s outside legal counsel discussed with IPC’s board of directors their legal duties in connection with any consideration of a possible strategic transaction. Sullivan & Cromwell LLP also presented a summary of the legal terms of the most recent draft of the Max Amalgamation Agreement, including the shareholder and regulatory approvals that would be required to complete the transaction and the possible timeframe for obtaining such approvals. During the remainder of February 27, February 28 and the morning of March 1, 2009, IPC’s business development committee and representatives of IPC’s and Max’s management and their respective legal and financial advisors worked to finalize the Max Amalgamation Agreement and related definitive documentation.

On March 1, 2009, IPC and Max reached an agreement, subject to their respective board of directors’ approval, on an exchange ratio by which the holders of Max common shares would receive 0.6429 IPC Shares in exchange for each Max common share held by Max shareholders.

IPC’s board of directors met again on March 1, 2009. JPMorgan presented an analysis of the financial terms of the Max proposal. IPC’s management also updated IPC’s directors on the results of negotiations with the banks in IPC’s credit facility and described the terms of the amendment that would need to be entered into if IPC intended to execute an amalgamation agreement with Max.

JPMorgan then delivered to IPC’s board of directors its oral opinion, subsequently confirmed in writing on the same day, that based upon and subject to the factors and assumptions stated in that opinion, as of March 1, 2009, the exchange ratio of 0.6429 IPC Shares to be exchanged in respect of each Max common share in the transaction was fair, from a financial point of view, to IPC.

Following these discussions, and extensive review and discussion among IPC’s directors, IPC’s board of directors unanimously approved the Max Amalgamation Agreement and the transactions contemplated thereby and declared the amalgamation and other transactions contemplated in the Max Amalgamation Agreement, including the amendments proposed to IPC’s credit facilities, to be advisable and in the best interests of IPC. IPC’s board of directors resolved that a meeting of the IPC shareholders be convened to approve the bye-law amendments, approve the name change, approve the issuance of IPC Shares to Max shareholders as contemplated by the Max Amalgamation Agreement, and elect the directors named therein. IPC’s board of directors then directed that management sign the definitive Max Amalgamation Agreement as soon as reasonably practicable.

In the afternoon of March 1, 2009, the parties executed the Max Amalgamation Agreement. Prior to the opening of the financial markets in New York City on March 2, 2009, IPC and Max announced that they had entered into a transaction contemplating the amalgamation of Max and IPC (the “Proposed Max Amalgamation”).

On March 18, 2009, Validus engaged Greenhill to assist Validus with reviewing a possible offer to acquire IPC.

Validus’ board of directors met on March 25, 2009 to consider the terms of an offer to acquire each outstanding IPC Share in exchange for a number of Validus Shares based on a fixed exchange ratio, subject to the termination of the Max Amalgamation Agreement. Following discussions among Validus’ directors, Validus’ board of directors authorized and directed Validus’ management to make an offer to IPC to exchange each outstanding IPC Share for a number of Validus Shares based on a fixed exchange ratio, subject to the termination of the Max Amalgamation Agreement.

On March 27, 2009, IPC filed a Registration Statement on Form S-4 with the SEC in connection with the Proposed Max Amalgamation (as amended from time to time, the “IPC/Max S-4”).

During this period, Validus’ management and its financial advisors analyzed the pro forma effect of the proposed offer to acquire IPC on Validus’ financial position, earnings, book value and rating agency capital position and discussed the impact on Validus with its directors and its rating agencies.

On March 29, 2009, following discussions among Validus’ directors, Validus’ board of directors unanimously approved the initial Validus offer to acquire IPC (the “Initial Validus Offer”), pursuant to which each IPC Share would be exchanged for 1.2037 Validus Shares, and the transactions contemplated thereby and declared the Initial Validus Offer and other transactions contemplated thereby to be fair to, advisable and in the best interests of Validus, subject to receipt from Greenhill of its opinion to the board of directors of Validus that the exchange ratio of 1.2037 Validus Shares for each IPC Share was fair, from a financial point of view, to Validus.

On March 30, 2009, Greenhill, financial advisor to Validus, delivered its oral opinion to the board of directors of Validus, subsequently confirmed in writing, that, based upon and subject to the various limitations and assumptions described in the written opinion, as of March 31, 2009, the consideration pursuant to the Initial Validus Offer, pursuant to which each IPC Share would be exchanged for 1.2037 Validus Shares, was fair, from a financial point of view, to Validus.

On the morning of March 31, 2009, Edward J. Noonan, the Chief Executive Officer and Chairman of the board of directors of Validus, placed a telephone call to James P. Bryce, who was at that time the Chief Executive Officer and President of IPC. Mr. Noonan spoke with Mr. Bryce and explained that Validus intended to make an offer to exchange each outstanding IPC Share for 1.2037 Validus Shares, subject to the termination of the Max Amalgamation Agreement.

Following this telephone call, in the morning of March 31, 2009, Validus delivered a proposal letter containing the Initial Validus Offer to IPC’s board of directors in care of Mr. Bryce and issued a press release announcing the Initial Validus Offer. The Initial Validus Offer contemplated an acquisition of IPC by Validus pursuant to a share-for-share exchange in which each IPC Share would be exchanged for 1.2037 Validus Shares. The closing price of a Validus Share on the NYSE on March 30, 2009, the day prior to the announcement of the Initial Validus Offer, was $24.91, resulting in an implied premium for Validus’ offer to IPC’s market price of 18.0% (calculated based on the closing price of Validus Shares times the number of Validus Shares to be exchanged for each IPC Share). The Initial Validus Offer was based on the Max Amalgamation Agreement, but with certain differences, including:

•	Pursuant to the Initial Validus Offer, Validus would issue Validus Shares in exchange for IPC Shares, whereas in the Proposed Max Amalgamation IPC would issue IPC Shares in exchange for the common shares of Max.

•	Validus’ obligation to close the proposed acquisition would be conditioned on obtaining all waivers or amendments that Validus, in its sole discretion, deemed to be necessary under any of IPC’s or Validus’ credit facilities. The Max Amalgamation Agreement did not include such a closing condition and IPC and Max had previously obtained all requisite amendments required under their respective credit facilities.

•	The Initial Validus Offer was not subject to U.S. insurance regulatory approvals.

•	Validus proposed that IPC, but not Validus, would be bound by certain deal protection and non-solicitation provisions. Under the Max Amalgamation Agreement, IPC and Max were reciprocally bound under similar provisions.

•	The Initial Validus Offer did not contemplate that any of IPC’s directors would serve on the board of directors of Validus or any of its subsidiaries after the consummation of the acquisition, nor did it provide for IPC’s management to have any role in the management of Validus or its subsidiaries after the consummation of the acquisition. By contrast, under the Max Amalgamation Agreement, IPC and Max agreed to provide for representation from both companies’ independent directors on the combined entity’s board of directors (including IPC’s chairman as chairman of the combined entity) and for IPC’s management to have senior positions in the management of the combined entity. Validus stated in a press release dated April 2, 2009, that it would be willing to discuss continued board representation in the potential Validus-IPC combined entity for members of IPC’s board of directors.

On that same day, IPC issued a press release announcing that IPC’s board of directors would review the terms of the Initial Validus Offer in a manner consistent with its obligations under the Max Amalgamation Agreement and applicable law.

Also in the afternoon on March 31, 2009, Max issued a press release announcing that it had received from IPC a copy of the letter from Validus outlining the Initial Validus Offer and stating, in part, that it believed that Max’s track record of building a diversified platform should lead to better long-term growth prospects and value creation following completion of the Proposed Max Amalgamation.

On April 1, 2009, IPC’s board of directors met to discuss the Initial Validus Offer. At that meeting, IPC’s outside legal advisors reviewed with IPC’s board of directors the directors’ fiduciary duties under Bermuda law and related legal considerations applicable to IPC’s board of directors’ review of the Initial Validus Offer, including an analysis of the applicable requirements of the Max Amalgamation Agreement. IPC’s board of directors considered certain information regarding Validus and certain financial aspects of the Initial Validus Offer including the following (which to the extent relating to Validus, was based on publicly available information, including information contained in Validus’ SEC filings): an overview of Validus’ current and historical share price and trading multiples; IPC’s trading multiples implied by the Initial Validus Offer; implied premiums and discounts to IPC’s common share price represented by the Initial Validus Offer over different time periods; Validus’ historical financial performance; rating agency reviews; and commentary of sell-side analysts regarding Validus.

On April 2, 2009, Max delivered a letter to IPC’s board of directors describing several reasons Max did not believe the Initial Validus Offer to be a superior proposal within the meaning of the Max Amalgamation Agreement. Later that same day, IPC’s board of directors received a letter from Validus disputing the statements made in Max’s letter.

Between April 1, 2009 and April 6, 2009, members of the business development committee of IPC’s board of directors met several times, either telephonically or in person, with IPC management and IPC’s advisors to discuss the Initial Validus Offer.

On April 6, 2009, IPC’s board of directors met again to further review the Initial Validus Offer. IPC’s outside legal advisors reviewed with IPC’s board of directors their fiduciary duties under Bermuda law, the related legal considerations resulting from the Max Amalgamation Agreement, Validus’ reservation of rights to withdraw the Initial Validus Offer and certain other legal, regulatory and timing aspects of the Initial Validus Offer. IPC’s board of directors considered certain information regarding Validus and certain financial aspects of the Initial Validus Offer, including the following (which, to the extent relating to Validus, was based on publicly available information, including information contained in Validus’ SEC filings): business mix; historical operating performance and benchmarking against peers; review of losses from hurricanes Ike and Gustav; estimates of risk exposure to certain catastrophe events; current balance sheet; investment portfolio and historical investment returns; rating agency and equity analyst information; an overview of Validus’ current and historical share price, trading multiples, trading volume and float; IPC’s trading multiples implied by the Initial Validus Offer over different time periods; implied premiums and discounts to the price of IPC’s common shares represented by the Initial Validus Offer; implied premiums and discounts represented by the exchange ratio in the Initial Validus Offer over the exchange ratio implied by market prices, exchange ratio implied by book value and exchange ratio implied by tangible book value; an illustration of potential value creation that could result from an acquisition of IPC by Validus at various price to book value trading multiples; and a preliminary analysis of the accretion (or dilution) that would result from an acquisition of IPC by Validus. In certain instances, the information presented was on a comparative basis to Max and IPC or to the Proposed Max Amalgamation. IPC’s board of directors did not request, and JPMorgan did not provide, an opinion as to the fairness or inadequacy of the Initial Validus Offer. IPC’s board of directors determined not to request an updated fairness opinion from JPMorgan regarding the Proposed Max Amalgamation or an opinion as to the fairness or inadequacy of the Initial Validus Offer after consideration of (1) the fact that IPC was already bound by the terms of the Max Amalgamation Agreement, (2) IPC’s rights and obligations under the

Max Amalgamation Agreement and Bermuda law to perform under the Max Amalgamation Agreement and/or change its recommendation to IPC’s shareholders regarding the Proposed Max Amalgamation and (3) the proposed terms of the Initial Validus Offer. IPC’s board of directors also took into consideration its determination that an acquisition of IPC by Validus would not satisfy the strategic objective IPC had identified at that time of diversifying its risk base and would involve other significant risks inherent in the Validus Shares and the Initial Validus Offer.

IPC’s board of directors met again on the morning of April 7, 2009. After thoroughly reviewing the Initial Validus Offer and after consulting with management and its outside legal and financial advisors and upon consideration of a variety of factors, IPC’s board of directors unanimously determined that the Initial Validus Offer did not constitute a superior proposal as defined in the Max Amalgamation Agreement and reaffirmed its recommendation of the Proposed Max Amalgamation.

On April 7, 2009, following IPC’s board of directors meeting, IPC advised Max of the determination of IPC’s board of directors that the Initial Validus Offer did not represent a superior proposal under the terms of the Max Amalgamation Agreement.

Also on April 7, 2009, IPC issued a press release announcing that IPC’s board of directors, after thorough consideration and consultation with management and its legal and financial advisors, determined that the Initial Validus Offer did not constitute a superior proposal under the terms of the Max Amalgamation Agreement, and reaffirming its recommendation that IPC shareholders approve the Proposed Max Amalgamation. IPC’s board of directors also sent a letter to Validus setting forth several of the reasons why IPC’s board of directors did not determine the Initial Validus Offer to be a superior proposal.

On April 8, 2009, Validus sent a letter to IPC’s board of directors regarding the IPC press release and letter and issued a press release announcing the letter, which stated that Validus intended to file proxy solicitation materials opposing the Proposed Max Amalgamation and that it was commencing litigation to seek to have reduced the $50 million termination fee payable in certain circumstances under the Max Amalgamation Agreement.

On April 9, 2009, Validus filed a preliminary proxy statement with the SEC which, in its definitive form, was used to solicit votes from IPC shareholders against the Proposed Max Amalgamation.

On April 13, 2009, IPC filed an amendment to the IPC/Max S-4.

On April 16, 2009, Validus filed a preliminary proxy statement with the SEC with respect to soliciting votes from Validus shareholders to approve the issuance of Validus Shares in connection with the Initial Validus Offer.

On April 21, 2009, Validus filed with the SEC an amendment to the preliminary proxy statement with respect to soliciting votes from IPC shareholders against the Proposed Max Amalgamation.

On April 28, 2009, Validus filed a claim in the Supreme Court of Bermuda against IPC, IPC Limited and Max (the “Bermuda Claim”), challenging the validity of the termination fee under the Max Amalgamation Agreement and provisions which restricted the ability of IPC to discuss competing proposals with third parties (“no-talk provisions”) in the Max Amalgamation Agreement.

Also on April 28, 2009, IPC filed a second amendment to the IPC/Max S-4 with the SEC.

On April 30, 2009, Validus issued a press release outlining its three-part plan to expedite the acquisition of IPC. First, Validus would solicit proxies from IPC shareholders to vote against the Proposed Max Amalgamation. Second, Validus would commence an exchange offer (the “Exchange Offer”) for all of the outstanding IPC Shares, subject to the terms and conditions described in the prospectus/offer to exchange included in the Registration Statement on Form S-4 filed by Validus with the SEC on May 12, 2009, as amended, including the receipt of at least 90% of the IPC Shares, termination of the Max Amalgamation Agreement and other conditions consistent with the Initial Validus Offer. Under Bermuda law, if Validus acquired at least 90% of the IPC Shares which it sought to acquire in the Exchange Offer, Validus believes it would have the right to acquire the remaining IPC Shares on the same terms in a second-step acquisition.

Third, Validus would pursue a scheme of arrangement (the “Scheme of Arrangement”) under Part VII of The Companies Act 1981 of Bermuda, as amended. In order to implement the Scheme of Arrangement, IPC shareholders would have to approve the Scheme of Arrangement at a court-ordered IPC meeting, IPC would have to separately approve the Scheme of Arrangement, the IPC shareholders would have to approve certain Validus proposals and the Scheme of Arrangement would have to be sanctioned by the Supreme Court of Bermuda.

Also on April 30, 2009, IPC’s board of directors met to discuss Validus’ announcement. At that meeting, IPC’s board of directors unanimously reaffirmed its belief that the Initial Validus Offer did not represent a superior proposal and that IPC’s board of directors continued to recommend IPC shareholders vote in favor of the Proposed Max Amalgamation.

On May 1, 2009, Validus filed with the SEC an amendment to its preliminary proxy statement with respect to soliciting votes from IPC shareholders against the Proposed Max Amalgamation.

Also on May 1, 2009, Validus filed an application to expedite the trial of the Bermuda Claim.

On May 4, 2009, IPC filed a third amendment to the IPC/Max S-4 with the SEC.

On May 7, 2009, Validus filed an amendment to its preliminary proxy statement with the SEC with respect to soliciting votes from IPC shareholders against the Proposed Max Amalgamation.

Also on May 7, 2009, IPC (1) filed with the SEC a joint proxy statement/prospectus on Form 424B4 for the Proposed Max Amalgamation, (2) filed with the SEC a letter to IPC shareholders soliciting proxies in support of the Proposed Max Amalgamation and (3) commenced mailing both documents to its shareholders.

On May 8, 2009, Validus filed the definitive proxy statement with the SEC and commenced mailing definitive proxy materials and proxy cards to IPC shareholders seeking proxies from IPC shareholders to vote against the Proposed Max Amalgamation.

On May 11, 2009, Validus filed with the SEC two amendments to its preliminary proxy statement with respect to soliciting votes from Validus shareholders to approve the issuance of Validus Shares in connection with the acquisition of IPC.

On May 11 and 12, 2009, Validus’ application to expedite the trial of the Bermuda Claim was heard by the Supreme Court of Bermuda.

Also on May 12, 2009, in addition to filing the preliminary copy of its proxy statement to solicit proxies for the proposed court-ordered IPC meeting, Validus filed two preliminary proxy statements with the SEC which, when filed in their definitive forms, Validus intended to use to, respectively, (1) solicit written requisitions from IPC shareholders to compel the board of directors of IPC to call a special general meeting of IPC shareholders and (2) solicit votes from IPC shareholders to approve certain Validus proposals at that IPC special general meeting.

Also on May 12, 2009, Validus filed a tender offer statement on Schedule TO relating to the Exchange Offer, in connection with which Validus also filed a preliminary prospectus/offer to exchange on Form S-4, and Validus commenced the Exchange Offer.

On May 13, 2009, the Supreme Court of Bermuda declined to grant Validus’ request for an expedited trial on Validus’ lawsuit against IPC, IPC Limited and Max related to certain provisions of the Max Amalgamation Agreement.

On that same date, IPC’s board of directors met to consider Validus’ Exchange Offer. After careful consideration, including a review of the terms and conditions of the Exchange Offer in consultation with IPC’s management and its financial and legal advisors, and consistent with its fiduciary duties under applicable law, IPC’s board of directors unanimously concluded that the Exchange Offer did not constitute a superior proposal as defined in the Max Amalgamation Agreement and reaffirmed its approval of the Proposed Max Amalgamation.

On that same date, IPC and Max announced that IPC and Max had satisfied all of the regulatory filing, notification and approval conditions required to complete the Proposed Max Amalgamation.

On May 14, 2009, IPC filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 stating IPC’s board of directors’ recommendation that IPC’s shareholders reject the Exchange Offer and not tender their IPC Shares to Validus pursuant to the Exchange Offer.

Also on May 14, 2009, Validus filed with the SEC an amendment to its Registration Statement on Form S-4 in connection with the Exchange Offer.

Also on May 14, 2009, Validus filed an application to the Supreme Court of Bermuda to convene a court-ordered IPC meeting to approve the Scheme of Arrangement.

During this period, Validus’ management and its financial advisors analyzed the pro forma effect of a revised offer to acquire IPC on Validus’ financial position, earnings, book value and rating agency capital position and discussed the impact on Validus with its directors and its rating agencies.

Validus’ board of directors met on May 17, 2009 to consider an amendment to the terms of the Initial Validus Offer reflecting improved economic terms and containing an amendment to the proposed Validus amalgamation agreement. Following discussions among Validus’ directors, Validus’ board of directors authorized and directed management to make a revised offer to IPC with improved economic terms and with an amendment to the proposed Validus amalgamation agreement.

On May 18, 2009, Validus delivered an offer letter to IPC advising IPC of an amendment to the terms of the Initial Validus Offer and containing an amendment to the proposed Validus amalgamation agreement. Under its revised offer (the “Revised Validus Offer”), Validus offered to deliver 1.1234 Validus Shares and $3.00 in cash, less any applicable withholding tax and without interest, for each IPC Share. The Revised Validus Offer represented a total value per IPC Share of $30.14 based on closing prices as of May 15, 2009, the last trading day prior to delivery of the letter containing the Revised Validus Offer. The amendment to the proposed Validus amalgamation agreement revised the terms of the Initial Validus Offer (1) to permit IPC to declare and pay a one-time dividend to the holders of IPC Shares in an aggregate amount not to exceed any reduction in the termination fee under the Max Amalgamation Agreement and (2) to add a proviso to the restrictions on the solicitation of acquisition proposals by IPC to provide that IPC could, if the board of directors of IPC concluded in good faith that such action was required in order for IPC’s directors to comply with their fiduciary duties under applicable law and if IPC complied with certain notification and confidentiality requirements, engage in discussions with a third party relating to an acquisition proposal for IPC.

Also on May 18, 2009, Validus amended the terms of the Exchange Offer to reflect the economic terms of the Revised Validus Offer.

Later on May 18, 2009, IPC issued a press release announcing that its board of directors, along with its legal and financial advisors, would carefully review the terms of the Revised Validus Offer consistent with its fiduciary duties and make a formal recommendation to IPC shareholders in accordance therewith.

On May 19, 2009, IPC filed an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9 to provide updated information with respect to the Revised Validus Offer.

Also on May 19, 2009, Validus filed an amendment to its preliminary proxy statement with respect to soliciting votes from Validus shareholders to approve the issuance of the Validus Shares in connection with the Revised Validus Offer.

On that same date and then again on May 20, 2009, IPC’s board of directors met to consider Validus’ revised Exchange Offer (including the Revised Validus Offer). On May 20, 2009, after careful consideration, including a review of the terms and conditions of Validus’ revised Exchange Offer in consultation with IPC’s management and its financial and legal advisors, and consistent with its fiduciary duties under applicable law, IPC’s board of directors unanimously concluded that Validus’ revised Exchange Offer did not constitute a superior proposal as defined in the Max Amalgamation Agreement and was not in the best interests of IPC and its shareholders, taken as a whole, and recommended that IPC shareholders reject Validus’ revised

Exchange Offer and not tender their IPC Shares pursuant to the revised Exchange Offer. Following IPC’s board of directors meeting, IPC advised Max of the determination of IPC’s board of directors that Validus’ revised Exchange Offer did not constitute a superior proposal as defined in the Max Amalgamation Agreement.

On May 21, 2009, IPC filed an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9 stating IPC’s board of directors’ recommendation that IPC shareholders reject Validus’ revised Exchange Offer and not tender their IPC Shares to Validus pursuant to the revised Exchange Offer. On that same date, IPC sent a letter to Validus detailing IPC’s belief that Validus faced substantial obstacles to completing its revised Exchange Offer.

Also on May 21, 2009, Validus filed with the SEC an amendment to its Registration Statement on Form S-4 for the Exchange Offer, among other things, to include additional disclosure regarding the revised economic terms of the Exchange Offer.

On May 26, 2009, Validus filed the definitive proxy statement with the SEC seeking proxies from Validus shareholders to approve the issuance of Validus Shares in connection with the Revised Validus Offer. Validus commenced mailing definitive proxy materials and proxy cards to Validus shareholders on or about May 27, 2009.

Also on May 26, 2009, Validus filed with the SEC an amendment to its proxy statement to solicit proxies for the proposed court-ordered IPC meeting.

IPC’s board of directors met on May 26, May 31 and June 4, 2009 to discuss, among other things, the status of IPC’s proxy solicitation process and Validus’ offer and related litigation and public relations activities.

On May 29, 2009, the Supreme Court of Bermuda determined not to exercise its discretion to order a court-ordered IPC meeting to approve the Scheme of Arrangement in advance of the vote on the Proposed Max Amalgamation and until such time as it was presented with evidence of IPC shareholder support for the Scheme of Arrangement and dismissed Validus’ application filed with the Court on May 14, 2009.

On June 1, 2009, Validus filed with the SEC an amendment to its Registration Statement on Form S-4 for the Exchange Offer.

Also on June 1, 2009, Glass Lewis & Co. and Proxy Governance Inc. announced their recommendations that IPC’s shareholders vote for the Proposed Max Amalgamation.

On June 2, 2009, RiskMetrics Group announced that it recommended that IPC shareholders vote against the Proposed Max Amalgamation.

On June 4, 2009, Validus filed with the SEC an amendment to its proxy statement to solicit proxies for the proposed court-ordered meeting of IPC shareholders.

Also on June 4, 2009, Max proposed entering into a waiver letter, subject to the approval of Max’s and IPC’s boards of directors, providing for certain additional special dividends to be declared and paid by IPC in connection with the Proposed Max Amalgamation.

IPC’s board of directors met on June 4, 2009 to consider the waiver letter. IPC’s financial advisor presented an analysis of the financial terms of the waiver letter. IPC’s directors then engaged in extensive review and discussion. Following these discussions, IPC’s board of directors by unanimous vote of directors in attendance approved the waiver letter and deemed the waiver letter and the transactions contemplated thereby to be fair, advisable and in the best interests of IPC and its shareholders as a whole. IPC’s board of directors also (1) declared a special, one-time cash dividend of $1.50 per IPC Share outstanding, with a record date of June 15, 2009 and a payment date to occur one business day after the effective time of the Proposed Max Amalgamation, conditional on the occurrence of the effective time of the Proposed Max Amalgamation and subject to applicable law and (2) announced it would declare a special, one-time cash dividend of $1.00 per combined entity common share outstanding, with a record date of the twenty-first day after the date on which the effective time of the Proposed Max Amalgamation would occur (or the first business day thereafter, if such twenty-first day was not a business day) and a payment date one business day after the record date, the payment of which would be conditioned on the occurrence of the effective time of the Proposed Max Amalgamation and subject to applicable law.

Later on June 4, 2009, Max, IPC and IPC Limited executed the waiver letter, and Max and IPC each issued a press release announcing the execution of the waiver letter and the declaration of the $1.50 and $1.00 special dividends described above. On the same date, IPC and Max also filed a supplement to their joint proxy statement/prospectus and mailed the revised joint proxy statement/prospectus to the IPC and Max shareholders.

Validus’ board of directors met with Validus’ management and financial and legal advisors on June 7, 2009 to consider an amendment (the “Further Revised Validus Offer”) to the terms of the Revised Validus Offer reflecting further improved economic terms and containing an amendment to the proposed Validus amalgamation agreement. Pursuant to the Further Revised Validus Offer, IPC shareholders would receive 1.1234 Validus Shares and $3.75 in cash for each IPC Share. At this meeting, Greenhill delivered its oral opinion to the board of directors of Validus, subsequently confirmed in writing, that, based upon and subject to the various limitations and assumptions described in the written opinion, as of June 7, 2009, the consideration pursuant to the Further Revised Validus Offer was fair, from a financial point of view, to Validus. Following discussions among Validus’ directors, Validus’ board of directors authorized and directed management to make a further revised offer to IPC with improved economic terms and with an amendment to the proposed Validus amalgamation agreement.

During this period, Validus’ management and its financial advisors analyzed the pro forma effect of the Further Revised Validus Offer to acquire IPC on Validus’ financial position, earnings, book value and rating agency capital position and discussed the impact on Validus with its directors and its rating agencies.

On June 8, 2009, Validus delivered an offer letter to IPC advising IPC of the increased economic terms of the Validus offer under the Further Revised Validus Offer and containing an amendment to the proposed Validus amalgamation agreement. The Further Revised Validus Offer represented a total value per IPC Share of $30.67 based on closing prices as of June 5, 2009, the last trading day prior to delivery of the letter containing the Further Revised Validus Offer. Also on June 8, 2009, Validus amended the terms of the Exchange Offer to reflect the economic terms of the Further Revised Validus Offer.

On June 9, 2009, the IPC board of directors met to review and discuss the Further Revised Validus Offer.

Also on June 9, 2009, IPC filed an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9 stating that IPC’s board of directors recommended that IPC shareholders reject the revised terms of the Exchange Offer and not tender their IPC Shares to Validus pursuant to the Exchange Offer.

Also on June 9, 2009, RiskMetrics Group reaffirmed its previous recommendation that IPC shareholders vote against the Proposed Max Amalgamation.

On June 10, 2009, Validus filed a supplement to its definitive proxy statement with the SEC seeking proxies from IPC shareholders to vote against the Proposed Max Amalgamation.

Also on June 10, 2009, Glass Lewis & Co. stated that its original recommendation that IPC shareholders vote for the Proposed Max Amalgamation remained unchanged.

On June 11, 2009, IPC’s board of directors met to discuss the status of IPC’s proxy solicitation process and related litigation and public relations activities.

On June 12, 2009, Validus amended its Registration Statement on Form S-4 for the Exchange Offer and commenced mailing an amended prospectus/offer to exchange that, among other things, reflected the revised economic terms of the Exchange Offer.

Also on June 12, 2009, Validus filed a supplement to its definitive proxy statement with the SEC seeking proxies from Validus shareholders to approve the issuance of Validus Shares in connection with the Further Revised Validus Offer.

Also on June 12, 2009, IPC held its annual general meeting of shareholders. Representatives of Validus were in attendance at the meeting. IPC’s shareholders did not vote in favor of certain matters, including the issuance of new IPC common shares, required to consummate the Proposed Max Amalgamation. However, each of the directors on the current IPC board of directors was re-elected. Following the meeting, Max delivered a letter to IPC terminating the Max Amalgamation Agreement in accordance with its terms.

Following the termination of the Max Amalgamation Agreement on June 12, 2009, IPC’s board of directors met to discuss the IPC shareholder vote, the Further Revised Validus Offer and the next steps for IPC. IPC’s board of directors determined that IPC should consider its strategic alternatives, including a sale of IPC to Validus or another third party. At this meeting, IPC’s board of directors determined to enter into discussions with Validus regarding the Further Revised Validus Offer and instructed JPMorgan to contact third parties who might be interested in acquiring IPC.

Following the IPC annual general meeting, representatives of Validus also requested a meeting with representatives of IPC and the board of directors of IPC, including Mr. Hammond. During the evening of June 12, 2009, Mr. Noonan, Joseph E. (Jeff) Consolino, Validus’ Executive Vice President and Chief Financial Officer, Mr. Weale, IPC’s business development committee and representatives of Greenhill and JPMorgan had a telephonic meeting during which they discussed a potential framework for conducting mutual due diligence and discussing the parties’ respective views regarding a transaction between Validus and IPC.

On June 13, 2009, Greenhill delivered a draft of a confidentiality agreement to JPMorgan as directed by Validus’ management.

Also on June 13, 2009 and continuing on June 14, 2009, Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to Validus (“Skadden, Arps”), negotiated and finalized the terms of the confidentiality agreement with Sullivan & Cromwell LLP. Also on June 13, 2009 and continuing on June 14, 2009, Validus’ and IPC’s respective financial advisors continued to discuss the framework for considering a transaction between Validus and IPC.

On June 14, 2009, IPC’s board of directors met to discuss the potential transaction with Validus and other potential parties. Following this IPC board of directors meeting, JPMorgan, on behalf of IPC, contacted approximately 20 parties regarding their interest in a potential transaction with IPC. During the weekend of June 13, 2009, IPC retained due diligence advisors to assist it in its due diligence of Validus, and IPC and Validus and their respective advisors provided each other with initial due diligence requests and undertook consensual mutual due diligence. This due diligence process continued through the evening of July 8, 2009.

On June 15, 2009, IPC sent a letter to Validus, stating that IPC’s unaudited diluted book value per share as of May 31, 2009 was approximately $35 and describing the factors considered most important to IPC’s board of directors in any negotiated transaction with Validus. The factors described in this letter to Validus included the following: the value offered by Validus to IPC shareholders, including appropriate protections of that value at the closing of a transaction; certainty of closing a transaction and the absence of any conditions in an amalgamation agreement relating to the absence of catastrophe losses or other material adverse changes that may occur on or after the signing of a definitive amalgamation agreement or June 26, 2009 (the latter date being the date on which the Exchange Offer was originally scheduled to expire); satisfactory results from due diligence on Validus; the expedited timing of a transaction; Validus making appropriate provision to pay the termination fee under the Max Amalgamation Agreement upon its becoming due; and IPC having the flexibility to perform a market check between the signing of an amalgamation agreement and the closing of the transaction. On that same day, IPC issued a press release including the text of the letter.

Also on June 15, 2009, Validus issued a press release stating that Validus would seek to replace IPC’s board of directors if Validus was unable to reach a negotiated agreement with IPC’s board of directors in a timely fashion. Validus also announced in the press release that it would continue to pursue the Exchange Offer and the Scheme of Arrangement even as Validus sought to reach a consensual amalgamation agreement with IPC’s board of directors.

Further on June 15, 2009, Validus filed an amendment to its preliminary proxy statement with the SEC to solicit requisitions from IPC shareholders to compel the board of directors of IPC to call a special general meeting of IPC’s shareholders.

On June 16, 2009, Validus filed the definitive proxy statement with the SEC to solicit requisitions from IPC shareholders to compel the board of directors of IPC to call an IPC special general meeting. Validus commenced mailing the definitive proxy statement and proxy cards to IPC shareholders on or about June 17, 2009.

On June 17, 2009, Sullivan & Cromwell LLP delivered to Skadden, Arps IPC’s comments on the proposed Validus amalgamation agreement. The comments reflected, among other things, the issues that IPC had raised in its letter to Validus dated June 15, 2009.

On June 18, 2009, IPC received a written offer from Flagstone to acquire IPC.

Also on June 18, 2009, representatives of IPC’s and Validus’ respective legal and financial advisors met to discuss the issues raised by IPC’s comments on the proposed Validus amalgamation agreement. At this meeting, representatives of Validus indicated that Validus was unwilling to increase its offer consideration, pay the termination fee under the Max Amalgamation Agreement or provide IPC with additional termination rights.

On June 19, 2009, Greenhill contacted JPMorgan to report that Validus was willing to eliminate the proposed termination right related to a decline in IPC’s book value. Greenhill reiterated Validus’ position that it was unwilling to increase its offer consideration or to agree to a floating exchange ratio or collar with respect to the share portion of its offer consideration. Later that day, Skadden, Arps delivered a revised proposed Validus amalgamation agreement to Sullivan & Cromwell LLP reflecting, among other matters, the terms that Greenhill had discussed with JPMorgan.

Between June 19 and July 8, 2009, Validus’ and IPC’s respective financial and legal advisors continued to engage in discussions regarding the issues that had been identified by Validus and IPC. During this time, Validus’ management provided frequent updates to members of Validus’ board of directors regarding the status of negotiations with IPC.

Between June 20 and July 8, 2009, the business development committee of IPC’s board of directors met several times to discuss the offers presented by each of these counterparties, and IPC engaged in negotiations regarding the terms of amalgamation agreements with several of such parties.

On June 20, 2009, IPC entered into a confidentiality agreement with, and began mutual due diligence on, Flagstone. Also on this same date, IPC received an offer from an additional party (“Party M”) to acquire IPC. Party M is a global insurance and reinsurance company.

On June 21, IPC’s board of directors met to discuss the status of IPC’s negotiations with Validus and the other interested parties. At this meeting, JPMorgan provided IPC’s board of directors with a financial overview of the offers from, and a business overview of, Validus and the other interested parties.

On June 22, 2009, Validus issued a press release stating that it had delivered a revised proposed Validus amalgamation agreement to IPC that addressed certain concerns articulated by IPC in its June 15, 2009 letter to Validus regarding a possible negotiated transaction with Validus. The press release further stated that Validus would not be revising the economic terms of its offer, which Validus continued to believe provided full and fair value for IPC Shares.

Also on June 22, 2009, IPC’s board of directors met to discuss the status of IPC’s negotiations with various potential counterparties.

Also on June 22, 2009, Party M submitted a revised offer to acquire IPC.

On June 23, 2009, Validus filed with the SEC an amendment to its proxy statement to solicit proxies for the proposed court-ordered IPC meeting in connection with the proposed Scheme of Arrangement.

Also on June 23, 2009, IPC announced that while it was negotiating with and engaging in mutual due diligence on Validus, IPC had also received expressions of interest from other parties and was engaged in discussions and negotiations regarding the terms of potential business combination transactions with Validus and such parties. IPC also stated that it would continue its review of strategic alternatives after the hurricane season if an appropriate transaction could not be reached in the near future.

Also on June 23, 2009, IPC delivered a draft amalgamation agreement to Flagstone.

Also on June 23, 2009, IPC and an additional party (“Party L”), a large private equity firm, entered into a confidentiality agreement and IPC began to provide Party L with non-public information about IPC.

On June 23, 2009 and June 24, 2009, Validus and its advisors and representatives of management of IPC and its financial and legal advisors discussed the terms of the revised proposed Validus amalgamation agreement. During these discussions, IPC and its management reiterated IPC’s request that Validus increase its offer consideration and fund IPC’s payment of the termination fee pursuant to the Max Amalgamation Agreement.

Also on June 24, 2009, IPC received an all-cash offer from Party L to acquire IPC. Party L’s offer required that an amalgamation agreement with IPC contain a financing condition and give Party L the ability to terminate in the event of a decline in IPC’s book value or a hurricane resulting in a material adverse effect on IPC.

Also on June 24, 2009, IPC delivered draft amalgamation agreements to Party L and Party M and entered into negotiations with Party L and Party M regarding a potential transaction. On this same date, IPC entered into a confidentiality agreement with, and provided access to due diligence materials to, an additional party (“Party N”). Party N was a strategic bidder, and larger than IPC, as measured by market capitalization. IPC entered into discussions with Party N while continuing its ongoing discussions with Party L, Party M, Flagstone and Validus.

On June 25, 2009, RiskMetrics Group announced that, after conducting a review of the proxy statement to solicit requisitions from IPC shareholders to compel the board of directors of IPC to call an IPC special general meeting, it recommended that the IPC shareholders submit requisitions to compel the board of directors of IPC to call an IPC special general meeting.

Also on June 25, 2009, Validus filed an amendment to its preliminary proxy statement with the SEC seeking to solicit votes from IPC shareholders to approve certain Validus proposals at an IPC special general meeting.

Further, on June 25, 2009, Validus shareholders approved the issuance of Validus Shares in connection with the Further Revised Validus Offer with the support of 98% of the shares voted at the Validus special general meeting.

On June 26, 2009, IPC’s board of directors met to discuss the status of IPC’s negotiations with Validus and the other interested parties.

Also on June 26, 2009, Messrs. Hammond and Noonan met to discuss the status of the negotiations between IPC and Validus and the terms of the Further Revised Validus Offer, including the amount of the offer consideration and the payment of a termination fee. Mr. Noonan also asked Mr. Hammond whether he would be interested in being a member of the board of directors of the combined entity following an amalgamation between IPC and Validus; Mr. Hammond declined on July 8, 2009.

On June 28, 2009, Flagstone submitted a revised offer to IPC’s board of directors.

On June 29, 2009, Validus announced that it had extended its Exchange Offer for all of the outstanding IPC Shares to 5:00 p.m., New York City time, on Monday, July 6, 2009, unless further extended.

Also on June 29, 2009, Validus also announced that it had submitted to IPC requisitions from shareholders with aggregate ownership of approximately 54% of the outstanding IPC Shares and that, because Validus had submitted requisitions to IPC from shareholders representing 10% or more of the issued and outstanding IPC Shares, IPC’s board of directors would be required by Bermuda law to call a special general meeting of IPC shareholders. Validus also announced that, at the special general meeting, among other proposals to be considered, Validus would seek to replace the board of directors of IPC.

Also on June 29, 2009, Validus filed with the SEC an amendment to its proxy statement to solicit proxies for the proposed court-ordered IPC meeting.

Further, on June 29, 2009, Sullivan & Cromwell LLP delivered to Skadden, Arps a revised draft of the proposed Validus amalgamation agreement. During the period from June 29, 2009 through July 8, 2009, IPC and Validus and their advisors negotiated and reached agreement on definitive transaction documentation.

On June 30, 2009, Party N submitted an offer to IPC’s board of directors to acquire IPC, pursuant to which the consideration would have consisted 50% of cash and 50% of Party N stock. Party N’s offer required that an amalgamation agreement with IPC contain a financing condition and give Party N the ability to terminate in the event of a decline in IPC’s book value or a hurricane resulting in a material adverse effect on IPC.

On July 1, 2009, IPC announced that it had received notice of the requisitions of a special general meeting of IPC shareholders from Validus and that IPC would set a date for the special meeting after consulting with its advisors.

Also on July 1, 2009, Flagstone announced that it had made an offer to the board of directors of IPC to acquire all of the outstanding IPC Shares, pursuant to which Flagstone would exchange $5.50 in cash and 2.6380 Flagstone common shares for each IPC Share. The implied value of the Flagstone Offer was $33.62 per IPC Share and represented a 21.1% premium to the trading price of IPC Shares (calculated based on the closing price of Flagstone shares times the number of Flagstone shares exchanged for each IPC Share, plus the cash component of the proposed consideration), based on closing prices of Flagstone shares and IPC Shares on July 1, 2009.

Also on July 1, 2009, Party M delivered a revised offer to IPC’s board of directors. Party M’s revised offer contemplated consideration of $30.00 in cash in exchange for each IPC Share, with no financing condition, but would have required IPC to pay a $50 million inducement fee upon entering into the amalgamation agreement and, among other things, would have restricted IPC from paying a dividend in the third quarter of 2009.

On July 2, 2009, Party M delivered an executed confidentiality agreement to IPC.

Also on July 2, 2009, Validus announced that it remained committed to the economic terms of its outstanding offer to acquire IPC, which Validus believed represented a full and fair value for IPC Shares, and that Validus had proposed changes to other terms of its offer in order to be responsive to concerns expressed by the board of directors of IPC. Validus also restated its belief that a combination with IPC would create significant long-term value for the shareholders of both Validus and IPC by creating a well-diversified, market-leading carrier in Bermuda’s short-tail reinsurance and insurance markets.

Also on July 2, 2009, IPC announced that the board of directors of IPC, together with its financial and legal advisors, was reviewing Flagstone’s offer and would issue a response in due course. IPC additionally stated that the board of directors of IPC was working diligently towards its goal of maximizing value for IPC’s shareholders and that IPC was continuing to negotiate with other parties, including Flagstone and Validus, to obtain the best outcome for IPC shareholders.

Also on July 2, 2009, IPC contacted Wachovia to begin discussions regarding amending IPC’s credit facility to permit IPC to enter into and consummate an amalgamation agreement with Validus or another party without potentially causing any default under the credit facility. Between July 2 and July 8, 2009, IPC negotiated the terms of the amendment to IPC’s credit facility.

On July 3, 2009, IPC’s board of directors met to discuss the status of IPC’s negotiations with Validus and the other interested parties. At this meeting, JPMorgan provided IPC’s board of directors with certain analyses of the financial terms of the offers from Validus and the other interested parties that had submitted offers.

Also on July 3, 2009, JPMorgan contacted Greenhill to request certain revisions to the proposed Validus amalgamation agreement, including that Validus fund IPC’s payment of the termination fee under the Max Amalgamation Agreement upon the execution by IPC of an amalgamation agreement with Validus. JPMorgan reiterated IPC’s board of directors’ request that Validus increase the consideration to be paid in connection with the proposed amalgamation. During this discussion, JPMorgan reported to Greenhill that the board of directors of IPC intended to meet to reach a decision regarding Validus’ and other offers for IPC on the afternoon of July 6, 2009 with the intention of announcing a transaction no later than July 8, 2009.

On July 4, 2009, Validus’ management met with its legal and financial advisors to discuss the outstanding issues with IPC, including IPC’s request that Validus fund IPC’s payment of the termination fee under the Max Amalgamation Agreement. Thereafter, Validus’ management authorized Greenhill to offer to JPMorgan that Validus would be willing to agree to such a provision so long as such amount would be repaid to Validus in the event that the proposed Validus amalgamation agreement was terminated for a reason other than a material breach by Validus of the amalgamation agreement, the issuance of a permanent injunction or order prohibiting an amalgamation or if the amalgamation had failed to have been consummated by March 31, 2010, so long as no competing acquisition proposal for IPC had been made. Later that day, Greenhill reported to JPMorgan the terms of Validus’ proposal and reiterated that Validus was unwilling to increase the consideration that it would pay in connection with the amalgamation.

From July 4 to July 6, 2009, JPMorgan contacted Validus, Flagstone and Party M to request that they submit their best and final offers by close of business on July 6, 2009, and it engaged in discussions with the various parties.

On July 5, 2009, Validus’ board of directors met to consider revisions to the terms of Validus’ offer regarding outstanding issues that had been identified by Validus and IPC. Following discussions among Validus’ directors, Validus’ board of directors authorized and directed Greenhill to discuss with JPMorgan revised terms regarding Validus’ offer.

Also on July 5, 2009, Greenhill engaged in additional discussions with JPMorgan regarding outstanding issues that had been identified by Validus and IPC and Greenhill reported to JPMorgan the revised terms that had been authorized by Validus’ board of directors earlier that day.

On July 6, 2009, Mr. Noonan sent a letter to the board of directors of IPC reiterating the terms of Validus’ offer, including the accommodations and price increases that had been offered to IPC since March 31, 2009 and discussing the combined company’s short- and long-term prospects.

Also on July 6, 2009, Validus announced that it had confirmed to the board of directors of IPC that its offer for IPC was its best and final offer. Validus also stated that Validus and IPC had been in discussions on a range of issues in the hopes of reaching a consensual transaction and that Validus believed that its offer represented a full and fair value for IPC Shares. Validus further stated that it had made a number of changes to the terms of its offer to respond to concerns expressed by the board of directors of IPC, including providing IPC shareholders with the certainty of a transaction that was not subject to termination in the event of major catastrophe losses. In this press release, Validus also announced that it had extended its Exchange Offer for all of the outstanding IPC Shares to 5:00 p.m., New York City time, on Monday, July 13, 2009, unless further extended.

Also on July 6, 2009, Skadden, Arps sent a revised proposed Validus amalgamation agreement to Sullivan & Cromwell LLP.

Also on July 6, 2009, Validus continued to analyze the Flagstone offer and discussed a potential reconstitution of the Validus offer with the rating agencies, including A.M. Best. Validus continued these conversations with the rating agencies, including A.M. Best, on July 7, 2009. Based on these conversations,

Validus’ management concluded that a reconstitution of the Further Improved Validus offer was feasible within the capital requirements of its current ratings categories.

Also on July 6, 2009, assisted by its financial advisor and legal counsel, the business development committee of IPC’s board of directors met to discuss Validus’ and Flagstone’s offers.

On the same day, IPC performed further due diligence with respect to Flagstone’s financing arrangements for the proposed transaction.

On July 7, 2009, JPMorgan had further discussions with Greenhill regarding the terms of Validus’ offer. During these discussions, JPMorgan indicated that IPC’s board would likely not accept Validus’ offer if Validus was unwilling to improve the financial terms of its offer. JPMorgan also reiterated IPC’s board of directors’ previous request that Validus’ “qualified sponsor” shareholders enter into voting agreements, and the further request that such shareholders enter into lockup agreements, in connection with the amalgamation. Additionally, IPC’s and Validus’ legal advisors engaged in negotiations regarding the circumstances under which IPC would be required to reimburse Validus’ advancement of the $50 million termination fee payable by IPC under the Max Amalgamation Agreement in the event of termination of the proposed Validus amalgamation agreement, and the date after which either party would be entitled to terminate the agreement, for which Validus had proposed March 31, 2010.

Also on July 7, 2009, Validus’ management and board of directors and legal and financial advisors met to discuss Validus’ offer for IPC and how it could be modified to address certain of the concerns that had been identified by IPC’s board of directors. Following these discussions, Validus’ board of directors authorized and approved, and directed Greenhill to discuss with JPMorgan, a potential reconstitution of Validus’ offer to reflect an exchange ratio of 0.9727 Validus Shares per IPC Share and $7.50 in cash, reflecting a value of $31.73 as of March 30, 2009, the last day trading prior to Validus’ announcement of its initial offer for IPC and reflecting the same value, based on share prices as of such date, as its offer of 1.1234 Validus Shares and $3.75 in cash per IPC Share. The reconstituted offer represented a total value per IPC Share of $30.09, based on closing prices as of July 6, 2009, the last trading day prior to this offer being considered. In addition, Validus’ board of directors authorized Greenhill to convey to JPMorgan that certain of Validus’ shareholders would be willing to enter into voting agreements as appropriate and would consider lock up agreements. At this meeting, Validus’ board of directors met to review and approve the final terms of the proposed Validus amalgamation agreement. At that meeting Validus’ board of directors also received updates from Validus’ management and advisors on due diligence regarding IPC and the shareholder and regulatory notifications and approvals that would be required in connection with the transaction and the possible timeframe for obtaining such approvals. Following these discussions, and extensive review and discussion among Validus’ directors, including consideration of the factors described under — Reasons Why Validus’ Board of Directors Recommends Approval of the Share Issuance, Validus’ board of directors unanimously approved the proposed Validus amalgamation agreement with IPC and the transactions contemplated thereby and declared the amalgamation and other transactions contemplated by the proposed Validus amalgamation agreement to be fair to, advisable and in the best interests of Validus. Validus’ board of directors authorized and directed management to sign the definitive Amalgamation Agreement and resolved that a meeting of the Validus voting common shareholders be convened to consider and approve the Amalgamation and the transactions contemplated thereby.

On the evening of July 7, 2009, Greenhill advised JPMorgan that, under the revised terms, Validus was considering reconstituting its offer to increase the cash component in order to be responsive to other potential offers that IPC may have received and with a higher cash component than the Further Revised Validus Offer and to decrease the stock component, while maintaining the same overall value based on share prices as of March 30, 2009, the last trading day prior to Validus’ announcement of the Initial Validus Offer. Greenhill advised JPMorgan that, under the reconstituted terms Validus was considering, the holders of IPC Shares would receive 0.9727 Validus Shares and $7.50 in cash, less any applicable withholding tax and without interest, and cash in lieu of fractional shares, in exchange for each IPC Share they hold, unless they exercise appraisal rights pursuant to Bermuda law. In addition, Greenhill advised JPMorgan regarding the voting agreements and potential lock up agreements as directed by Validus’ board of directors.

Also on the evening of July 7, 2009, IPC’s board of directors met to discuss the offers from interested parties to acquire or amalgamate with IPC.

Early in the morning of July 8, 2009 JPMorgan advised Greenhill that the board of directors of IPC was willing to work toward a definitive amalgamation agreement with Validus, subject to the approval of the board of directors of IPC, based on Validus’ revised proposal of 0.9727 Validus Shares and $7.50 in cash in exchange for each IPC share, and subject to resolving remaining open issues in the proposed Validus amalgamation agreement.

On July 8, 2009, Validus’ and IPC’s legal advisors exchanged a draft shareholder voting agreement and shareholder lockup agreement, in each case for certain of Validus’ shareholders. During that day, Validus received feedback from those shareholders indicating a willingness to enter into voting agreements, but they expressed concern regarding certain terms, including the duration, of the proposed lockups. Additionally, during that day the respective managements and representatives of Validus and IPC continued discussions regarding outstanding issues. Skadden, Arps and Sullivan & Cromwell LLP exchanged drafts of the transaction documents during the course of that day reflecting their clients’ respective positions. During the course of these negotiations, the parties agreed that lockup agreements from Validus’ shareholders would not be required as part of the transaction.

Also on July 8, 2009, Greenhill delivered its oral opinion to the board of directors of Validus, subsequently confirmed in writing, that, based upon and subject to the various limitations and assumptions described in the written opinion, as of such date, the exchange ratio of 0.9727 Validus Shares and $7.50 in cash for each IPC Share pursuant to the proposed Validus amalgamation agreement was fair, from a financial point of view, to Validus.

IPC’s board of directors met on July 8, 2009. JPMorgan presented certain analyses of the financial terms of the reconstituted Validus proposal. IPC’s management also updated IPC’s directors on the results of negotiations with the banks in IPC’s credit facility and described the terms of the amendment that would need to be entered into if IPC intended to execute an amalgamation agreement with Validus. JPMorgan delivered to IPC’s board of directors its oral opinion, subsequently confirmed in writing, that as of such date and based upon and subject to the factors and assumptions stated in that opinion, the amalgamation consideration to be paid to the holders of IPC Shares in the proposed Amalgamation was fair, from a financial point of view, to such holders (other than Validus and its affiliates), as described in  — Opinion of J.P. Morgan Securities Inc., Financial Advisor to IPC’s Board. Following these discussions and extensive review and discussion among IPC’s directors, including consideration of the factors described under — Reasons Why IPC’s Board of Directors Recommends Approval of the Amalgamation and the IPC Bye-law Amendment, IPC’s board of directors unanimously approved the proposed Validus amalgamation agreement with Validus and the transactions contemplated thereby and declared the amalgamation and other transactions contemplated in the proposed Validus amalgamation agreement, including the amendments proposed to IPC’s credit facility, to be advisable and in the best interests of IPC. IPC’s board of directors resolved that a special general meeting of the IPC shareholders be convened to consider approving the bye-law amendments and the proposed Validus amalgamation agreement and that IPC’s management sign the proposed Validus amalgamation agreement.

Also on July 8, 2009, Flagstone submitted a revised offer to acquire IPC (the “Revised Flagstone Offer”). The Revised Flagstone Offer did not provide for an increase in the implied value of Flagstone’s previous offer, but proposed an increase in the cash component of the consideration by $1.00 per share and a corresponding reduction in the exchange ratio. Specifically, under the Revised Flagstone Offer, each IPC Share would have been converted into the right to receive (1) $6.50 in cash and (2) 2.535 Flagstone common shares. IPC’s board of directors met a second time on July 8, 2009, to discuss the revised Validus proposal, the Revised Flagstone Offer and the other interested parties’ offers. At this meeting, IPC’s board of directors received a presentation from JPMorgan regarding certain financial terms of the Revised Flagstone Offer and, for the reasons described under — Reasons Why IPC’s Board of Directors Recommends Approval of the Amalgamation and the IPC Bye-law Amendment, determined that the Revised Flagstone Offer did not change IPC’s board of directors’ previous decisions regarding the revised Validus proposal and the proposed Validus amalgamation agreement.

During the evening of July 8, 2009, IPC entered into an amendment to its credit facility and received the written consent of its lenders under the credit facility to enter into and consummate an amalgamation with Validus.

In the early morning of July 9, 2009, the parties executed the Amalgamation Agreement. On July 9, 2009, Validus and IPC each issued a press release announcing that they had entered into the Amalgamation Agreement. Promptly following the execution of the Amalgamation Agreement, IPC discontinued its discussions with all other parties. Also that morning, Validus announced that it would terminate the Exchange Offer and promptly return all IPC Shares previously tendered to Validus and that it would terminate its solicitation efforts in connection with its other previously announced alternative steps to complete a transaction with IPC, including the Scheme of Arrangement and the calling of a special meeting of IPC shareholders. Later that morning, Validus and IPC held a joint conference call for investors to discuss the Amalgamation Agreement.

Also on July 9, 2009, IPC paid Max the $50 million termination fee pursuant to the Max Amalgamation Agreement, and Validus advanced to IPC $50 million, pursuant to the Amalgamation Agreement between Validus and IPC.

Also on July 9, 2009, Flagstone announced that, following the execution of the Amalgamation Agreement, it was ending its proposal to acquire IPC.

Reasons Why Validus’ Board of Directors Recommends Approval of the Share Issuance

By approving the Share Issuance, you will be enabling Validus to issue the Validus Shares necessary to effect the Amalgamation. Validus’ board of directors believes that the Amalgamation represents a compelling combination and excellent strategic fit that will enable Validus to capitalize on opportunities in the global reinsurance market. Successful completion of the Amalgamation would allow Validus shareholders to benefit from the superior growth potential of a combined company that would be a leading carrier in Bermuda’s short-tail reinsurance and insurance markets, with a strong balance sheet and quality diversification in profitable business lines. In reaching these conclusions and in determining that the Amalgamation Agreement, the Amalgamation and the Share Issuance are fair, advisable and in the best interests of Validus, and in recommending the approval of the Share Issuance, Validus’ board of directors consulted with Validus’ management as well as legal and financial advisors and considered a number of factors. The factors included, but were not limited to, the following:

•	Validus’ board of directors’ analysis and understanding of the business, operations, financial performance, financial condition, earnings and future prospects of Validus and its assessment, based on such analysis and understanding, that Validus will have:

•	lines of business concentrated in short-tail lines where pricing momentum is strongest;

•	enhanced market position and client penetration that will make Validus a more significant player in short-tail reinsurance placements globally;

•	ability to add a significant amount of short-tail reinsurance premium to Validus’ existing Bermuda infrastructure;

•	global and diversified operating platforms, with offices and underwriting facilities in Bermuda, at Lloyd’s in London, Dublin, Singapore, New York and Miami;

•	enhanced size and scope, with approximately $3.7 billion in GAAP capitalization and approximately $3.4 billion in GAAP shareholders’ equity, enabling the company to capture highly attractive market opportunities in the global insurance and reinsurance markets;

•	continuing financial flexibility, with total leverage including hybrid securities of only 8.3%; and

•	the opportunity to reduce costs associated with running two separate public companies, including IPC’s NASDAQ listing fees, transfer agent fees, legal and accounting fees related to SEC filings and shareholder mailings, printing and mailing expenses for periodic reports and proxy statements, annual meeting expenses and other investor relations related expenses, which expenses Validus believes are duplicative and can be eliminated if Validus and IPC combine resulting in these expenses for the combined company representing a smaller portion of combined revenues;

•	the fact that Validus will experience accretion to its book value and tangible book value per share as a result of the transaction;

•	the fact that Validus would remain within its stated limitations of reinsurance aggregates by exposure zone;

•	Validus’ board of directors’ understanding of the business, operations, and financial condition of IPC;

•	the ongoing representation by all of Validus’ existing directors on Validus’ board of directors after the Amalgamation, and the fact that Validus’ senior management will continue to manage Validus;

•	the opinion of Greenhill, delivered to Validus’ board of directors on July 8, 2009, subsequently confirmed in writing, to the effect that, based upon and subject to the various limitations and assumptions described in the written opinion, as of the date thereof, the consideration pursuant to the proposed Amalgamation was fair, from a financial point of view, to Validus, as described in — Opinion of Greenhill & Co., LLC, Financial Advisor to Validus’ Board;

•	Validus’ board of directors’ belief, based on discussion with Validus’ management and reports of discussions with A.M. Best, that Validus had sufficient surplus capital available to pay a significant portion of the consideration in cash;

•	the fact that no external financing is required for the transaction; as well as the fact that IPC had already secured an amendment to its existing syndicated credit facility that permits IPC to effect the Amalgamation;

•	the fact that IPC’s board of directors was willing to agree to a consensual transaction on the basis of the terms set forth in the Amalgamation Agreement, therefore providing for the benefits of a consensual transaction, including greater certainty and the possibility of an expedited consummation of the Amalgamation;

•	the fact that the transaction will only occur if it is approved by a majority of the votes cast on the relevant proposal at the IPC special meeting or, if the amendment to the IPC bye-laws permitting the shareholders of IPC to approve an amalgamation by a majority vote is not approved and adopted by the shareholders of IPC, a vote of three-fourths of the votes cast on the relevant proposal at the IPC special meeting; and

•	the terms of the Amalgamation Agreement, including that the amalgamation consideration consisting of 0.9727 Validus Shares and $7.50 in cash, and the other terms and conditions of the Amalgamation Agreement, including the termination provisions, resulted from extensive arms-length negotiations between Validus and its advisors, on the one hand, and IPC and its advisors, on the other hand;

•	the requirement that the Share Issuance be approved by holders of a majority of the outstanding Validus Shares casting votes at the Validus special meeting, as described in The Amalgamation Agreement — Conditions to the Amalgamation;

•	the requirement that Validus advance to IPC $50.0 million following execution of the Amalgamation Agreement in respect of the Max Termination Fee, and that IPC would only be required to reimburse such amount following termination of the Amalgamation Agreement under certain specified circumstances, as described under The Amalgamation Agreement — Repayment or Retention of the Reimbursement Amount;

•	the fact that the Amalgamation Agreement allows Validus’ board of directors to change or withdraw its recommendation of the Amalgamation and the Share Issuance, provided that following such a change, IPC may terminate the Amalgamation Agreement and receive a termination fee;

•	the fact that, subject to compliance with certain obligations under the Amalgamation Agreement, IPC’s board of directors may change or withdraw its recommendation of the Amalgamation, provided that following such a change, Validus may terminate the Amalgamation Agreement and receive a termination fee and reimbursement of the $50 million paid by Validus to IPC at signing of the Amalgamation Agreement in respect of the Max Termination Fee;

•	the fact that consummation of the Amalgamation is conditioned upon Validus securing an amendment to its existing syndicated credit facility, or that Validus otherwise obtain replacement financing;

•	the fact that Validus may be required to pay IPC a termination fee of $16 million, as described in The Amalgamation Agreement — Termination of the Amalgamation Agreement — Effects of Termination; Remedies in certain circumstances; and

•	the fact that neither Validus nor IPC has the right to terminate the Amalgamation Agreement based on a significant decline in book value of the other between signing and closing of the Amalgamation Agreement.

Validus’ board of directors considered other factors in making its determination and recommendation, including the following:

•	the restrictions on the conduct of Validus’ business imposed by the Amalgamation Agreement prior to the consummation of the Amalgamation, requiring Validus to conduct its business in the ordinary course, subject to specific limitations, which may delay or prevent Validus from undertaking business opportunities that may arise pending completion of the Amalgamation;

•	the possibility that the IPC shareholders and the Validus shareholders may not react favorably to the Amalgamation, and the execution risk and additional costs that would be required to complete the Amalgamation as a result of any legal actions brought by Validus shareholders or legal actions and appraisal actions brought by IPC shareholders;

•	the effect of the announcement of the Amalgamation on Validus’ share price if Validus shareholders do not view the Amalgamation positively or if the Amalgamation is not completed;

•	the potential disruption to Validus’ business that could result from the announcement and pursuit of the Amalgamation, including the diversion of management and employee attention;

•	that Validus may wish to purchase retrocessional protection for the 2009 wind season and the cost and availability of that protection;

•	the possibility that the Amalgamation might not be completed due to the failure to obtain required shareholder approvals, the occurrence of a material adverse effect on either company’s business, or the inability to obtain required credit facility consents;

•	the risk that A.M. Best, S&P or Moody’s might lower the ratings of Validus or any of its reinsurance subsidiaries following the Amalgamation;

•	the fact that certain of Validus’ shareholders who own in the aggregate approximately 38% of the outstanding Validus Shares have agreed to vote their shares in favor of the Share Issuance; and

•	the risks described in this joint proxy statement/prospectus under the section entitled “Risk Factors.”

The foregoing discussion of the information and factors considered by Validus’ board of directors is not intended to be exhaustive, but is believed to include material positive and potentially material adverse factors considered by Validus’ board of directors. In view of the variety of factors considered in connection with its evaluation of the Amalgamation Agreement, the Share Issuance and the other transactions contemplated by the Amalgamation, Validus’ board of directors did not find it practicable to, and did not, quantify or otherwise assign specific weights to the factors considered in reaching its determination and recommendation. In addition, each of the members of Validus’ board of directors may have given differing weights to different factors. Validus’ board of directors believed that the positive factors discussed above outweighed the negative factors discussed above, especially after giving weight to the likelihood of occurrence.

Reasons Why IPC’s Board of Directors Recommends Approval of the Amalgamation and the IPC Bye-law Amendment

In reaching its decision to approve the Amalgamation Agreement and the transactions contemplated thereby and the IPC bye-law amendment, and its determination that each of the Amalgamation and the IPC bye-law amendment is in the best interests of IPC and represents the best available alternative for IPC’s shareholders, IPC’s board of directors consulted with IPC’s management and legal and financial advisors and considered a number of factors. These included, but were not limited to, the factors described below.

Changed circumstances of Validus’ offer.  IPC’s board of directors reached its determination to recommend Validus’ final offer in the light of the changed circumstances following the termination of the Max Amalgamation Agreement including, but not limited to, the following:

•	Validus had previously increased the overall value of its offer, from 1.2037 Validus Shares for each IPC Share in the Initial Validus Offer on March 31, 2009, to 1.1234 Validus shares plus $3.00 in cash for each IPC Share in the Revised Validus Offer made on May 18, 2009, followed by 1.1234 Validus Shares and $3.75 in cash for each IPC Share under the Further Revised Validus Offer made on June 8, 2009;

•	Validus’ final offer doubled the cash component of the consideration, from $3.75 to $7.50 (with no financing condition, as was the case with Validus’ previous offers with a cash component) and reduced the stock component from 1.1234 Validus Shares to 0.9727 Validus Shares, decreasing the risk for IPC’s shareholders related to any decrease in Validus’ share price between signing and closing of the Amalgamation;

•	the Amalgamation Agreement provides greater certainty and more favorable terms and conditions for IPC’s shareholders than did the Initial Validus Offer as a result of changes to the terms and conditions originally proposed by Validus following extensive negotiations between IPC and Validus, including:

•	the elimination of provisions that would have increased the risk that the Amalgamation would not be consummated, including a provision that would have permitted Validus to terminate the Amalgamation Agreement upon the occurrence of certain changes in IPC’s book value, such as charges arising from hurricanes;

•	an agreement by Validus to advance to IPC at the time of entering into the Amalgamation Agreement an amount equal to the $50 million termination fee payable by IPC to Max under the Max Amalgamation Agreement (subject to reimbursement by IPC in certain circumstances, as described under The Amalgamation Agreement — Max Termination Fee and The Amalgamation Agreement — Repayment or Retention of the Reimbursement Amount);

•	the elimination of provisions that otherwise would have permitted Validus (if it chose to do so) to (1) issue an amount of additional equity prior to the consummation of the Amalgamation in a manner that would reasonably be expected to be adverse in a material respect to IPC shareholders or (2) amend its organizational documents in a manner that would reasonably be expected to be adverse in a material respect to IPC shareholders;

•	the agreement by Aquiline Capital Partners LLC, Vestar Capital Partners, and New Mountain Capital, LLC, which collectively owned approximately 38% of Validus’ outstanding voting common shares as of July 27, 2009, to vote in favor of the issuance of Validus shares in connection with the transaction, thereby further increasing certainty of the consummation of the Amalgamation;

•	whereas the objective of IPC’s board of directors previously was to achieve a strategic combination that would provide and protect long-term value by diversifying IPC beyond its monoline property catastrophe business model, following the termination of the Max Amalgamation Agreement the board of directors of IPC placed an increased emphasis on obtaining a transaction with the best available value for IPC’s shareholders, with due regard to certainty, the expeditious consummation of a transaction and other terms and conditions; and

•	the opinion received by IPC’s board of directors from JPMorgan, delivered to IPC’s board of directors orally on July 8, 2009 (and later confirmed in writing), to the effect that, as of such date and based upon and subject to the factors and assumptions stated in that opinion, the amalgamation consideration to be paid to the holders of IPC Shares in the proposed Amalgamation was fair, from a financial point of view, to such holders (other than Validus and its affiliates), as described in — Opinion of J.P. Morgan Securities Inc., Financial Advisor to IPC’s Board.

Alternatives to the Amalgamation.  Following the failure by IPC’s shareholders to approve the Max Amalgamation Agreement, IPC’s board of directors again engaged in an extensive and thorough analysis of alternatives, including maintaining IPC on a stand-alone basis (either as a monoline property catastrophe business or as an organically diversified business), pursuing an amalgamation or acquisition transaction with another party (either for cash, stock or a combination thereof), and effecting a run-off. IPC’s board of directors determined, based on its analysis, that the Amalgamation with Validus (on the final, agreed-upon transaction terms) was the best alternative available to IPC, in consideration of each alternative’s potential to provide value to IPC’s shareholders, with due regard to certainty, the expeditious consummation of a transaction and other terms and conditions.

IPC’s board of directors concluded that maintaining IPC on a stand-alone basis was not the most desirable alternative based on factors including the following:

•	the belief of IPC’s board of directors that continuing on a stand-alone basis until the end of the hurricane season would increase risk and uncertainty for IPC due to the possibility that, as a result of the strategic uncertainty regarding IPC, a significant hurricane could cause IPC to be unable to replenish its capital, potentially impeding IPC’s ability to maintain its business and its credit ratings, which could also have a negative impact on the obtainable value in any future sale process;

•	the belief of IPC’s board of directors that IPC’s limited management resources and lack of a permanent chief executive officer after June 30, 2009 as a result of the Proposed Max Amalgamation not being consummated, made IPC’s stand-alone prospects more challenging, particularly in implementing an organic growth strategy;

•	the fact that a run-off of IPC during the hurricane season carried high risk, because IPC would continue to have significant exposure to catastrophe losses during the first year of run-off, as well as uncertainty regarding the impact on IPC’s share price and the potential reaction of rating agencies, clients and employees, and the resulting uncertain timing of dividend payments due to concerns of regulators;

•	the risk that a future easing of the capital markets could cause new competitors to enter the property catastrophe insurance market; and

•	the fact that the uncertainty arising from Validus’ unsolicited offers over time could have an adverse impact on IPC’s business operations, and Validus had indicated that it did not intend to terminate its offers.

IPC’s board of directors determined that the Amalgamation with Validus (on the final, agreed-upon transaction terms) was more desirable than the transactions proposed by the other parties with which IPC engaged in negotiations following the termination of the Max Amalgamation Agreement, based on factors including the following:

•	the fact that IPC’s board of directors conducted a thorough and intensive process that included negotiations with, due diligence on, and offers from multiple parties, in order to determine whether another transaction could offer better value (with due regard to certainty, the expeditious consummation of a transaction and other important terms and conditions) (see The Amalgamation — Background), and IPC’s board of directors made a determination that Validus’ offer represented the best available value (with due regard to certainty, the expeditious consummation of a transaction and other important terms and conditions);

•	the belief of IPC’s board of directors that the aggregate consideration offered by Validus, including the amount and type of consideration, the future value creation potential, the anticipated timing of signing and closing, the likelihood of consummating the transaction, and the other terms and conditions of its offer, were superior, taken as a whole, to the offers of IPC’s other potential counterparties;

•	the consideration to be paid by Validus for each IPC common share represented a 24.9% premium based on the closing prices of IPC and Validus on March 30, 2009, the last trading day before the announcement of the Initial Validus Offer, and a 6.8% premium based on the closing prices of IPC and Validus on July 8, 2009, the last trading day before the announcement of the Amalgamation Agreement;

•	IPC’s board of directors’ assessment of the potential for future value creation to shareholders of the combined entity;

•	IPC’s board of directors’ assessment, based on their analysis and understanding of the financial performance, financial condition, earnings and future prospects of the combined entity, that the combined entity will have enhanced size and scope, with shareholders’ equity of approximately $3.4 billion (as of March 31, 2009), which is expected to lead to improved financial strength and enable the combined entity to capture highly attractive market opportunities in the global insurance and reinsurance markets;

•	the fact that IPC shareholders will own approximately 38% of the combined entity (based on fully diluted shares as of March 31, 2009), enabling IPC shareholders to participate in the upside of owning shares in a larger, stronger and better capitalized underwriting platform;

•	the belief of IPC’s board of directors that the Validus transaction offered a high level of certainty, in consideration of factors including:

•	IPC’s board of directors’ belief that the conditions to closing the Amalgamation as described in The Amalgamation Agreement — Conditions to the Amalgamation are capable of being satisfied, thus increasing the likelihood the Amalgamation will be consummated;

•	the fact that no external financing is required for the Amalgamation, thus increasing the likelihood that the Amalgamation will be consummated, and the fact that IPC has already secured an amendment to its existing credit facility that permits it to effect the Amalgamation;

•	IPC’s board of directors’ belief, based on advice from outside legal counsel, that no required regulatory approvals were likely to delay or impair the parties’ ability to consummate the Amalgamation;

•	the reduction in uncertainty and risk to IPC resulting from entering into a transaction before the height of the hurricane season, combined with the fact that Validus does not have the right to terminate the Amalgamation in connection with any catastrophe losses suffered by IPC; and

•	the understanding of IPC’s board of directors that the Amalgamation could close sooner than a transaction with any other potential counterparty could have, because Validus had already made significant progress in its filings with the SEC in relation to its proposed acquisition of IPC;

•	the overwhelming approval by Validus’ shareholders of the proposal to approve the issuance of Validus shares in connection with Validus’ unsolicited offer to acquire IPC and the existence of the voting agreements described above with respect to approximately 38% of Validus’ outstanding voting common shares as of July 27, 2009;

•	the risk that a future easing of the capital markets could reduce the interest of potential acquirers that viewed IPC as a source of capital;

•	the fact that the Amalgamation Agreement permits IPC to continue to declare and pay regular quarterly cash dividends at historical levels, whereas the transaction proposed by Party M would not have permitted a dividend;

•	the fact that the Amalgamation Agreement allows IPC’s board of directors to change or withdraw its recommendation of the Amalgamation Agreement in the event that IPC receives a superior proposal from a third party, provided that following such a change Validus may terminate the Amalgamation Agreement and receive a termination fee and reimbursement of the Max Termination Fee from IPC, as described in The Amalgamation Agreement — Termination of the Amalgamation Agreement; and

•	in determining that Validus’ offer represented the best available alternative, notwithstanding that the terms of the Revised Flagstone Offer represented a higher implied value for IPC’s Shares based on share prices immediately prior to the announcement of each offer, IPC’s board of directors also considered factors including the following:

•	the belief of IPC’s board of directors, based on its assessment of various business, operational and financial factors, that an amalgamation with Flagstone would offer less future value creation potential with higher risk for IPC’s shareholders than the Amalgamation with Validus; among the factors assessed by the IPC board of directors in coming to this view was an illustrative analysis of the values of the Validus offer and the Revised Flagstone Offer that was prepared by JPMorgan using a dividend discount model and was based on IPC’s management projections, Validus’ management projections (as adjusted as directed by IPC management), Flagstone’s management projections (as adjusted as directed by IPC management), a combined business plan prepared by Validus management (as adjusted as directed by IPC management), a combined business plan prepared by Flagstone management (as adjusted as directed by IPC management) and certain other assumptions;

•	the fact that the Revised Flagstone Offer delivered on July 8, 2009 did not increase the total amount of consideration payable to IPC shareholders over Flagstone’s previous offer, as measured, for each Flagstone offer, as the market price of Flagstone’s shares on the date of the Revised Flagstone Offer times the number of Flagstone shares to be exchanged for each IPC Share, plus the cash component of the proposed consideration;

•	the belief of IPC’s board of directors, based on the advice of IPC management, that there could be some financing risk associated with the cash component of the Revised Flagstone Offer; specifically, IPC’s board of directors considered that, due to the correlation of IPC’s and Flagstone’s property catastrophe reinsurance businesses, a combination of IPC and Flagstone might not result in the creation of excess capital of an amount sufficient to finance the cash portion of the Revised Flagstone Offer, thereby exposing the combined company to the possibility that it might need to obtain additional capital during the hurricane season, which capital could be costly or difficult to obtain;

•	IPC’s board of directors’ understanding (1) based on publicly available information and the advice of its proxy solicitor, that IPC’s shareholder base includes a large number of arbitrageurs that would be likely to sell the Flagstone common shares or Validus Shares they receive in a business combination transaction shortly after consummation of the transaction, and (2) that, because IPC shareholders would represent a larger percentage of the combined Flagstone/IPC shareholder base than the combined Validus/IPC shareholder base, the selling pressure on Flagstone’s common shares resulting from such sales by arbitrageurs in a Flagstone/IPC combination would have been likely to be greater than the selling pressure on Validus Shares in a Validus/IPC combination, resulting in a greater risk of a relative post-closing decline in the market value of Flagstone common shares as compared to the Validus Shares;

•	the belief of IPC’s board of directors, based on the advice of IPC management, that upon the announcement of any agreement between IPC and Flagstone, there was a significant risk that Flagstone’s share price would decrease, thus decreasing the value of the consideration to be received by IPC’s shareholders in any transaction with Flagstone, by a greater percentage than the price of Validus Shares would decrease upon the announcement of an agreement between IPC and Validus, due to the fact that Flagstone would have to issue a greater number of shares to consummate an amalgamation, relative to the number of Flagstone’s currently outstanding shares, compared to the number of Validus Shares to be issued in the Amalgamation, relative to the number of Validus’ currently outstanding shares.

•	the belief of IPC’s board of directors that the combined IPC/Validus strategic plan constituted a stronger model than the proposed IPC/Flagstone business model, in consideration of the fact that a combined Validus/IPC would have a larger capital base than a combined Flagstone/IPC and IPC’s board of directors believed that a combined Validus/IPC would therefore have less costly access to capital from the equity markets if the need arose in the future;

•	the belief of IPC’s board of directors that the share consideration offered by Validus was superior to that offered by Flagstone; and

•	the potential risk associated with Flagstone’s ability to finance the cash portion of the Revised Flagstone Offer, and the impact that such payment could have on the combined company’s ratings and access to future financing.

Other factors relating to the Amalgamation.  IPC’s board of directors also considered the following factors in making its determination and recommendation, including the following:

•	the possibility that delaying a transaction could allow IPC to obtain greater value, if the hurricane season is mild;

•	the concerns of IPC’s board of directors expressed previously with respect to Validus’ unsolicited offer to acquire IPC and the Max Amalgamation Agreement, including the substantially correlated catastrophe exposure that would result from the Amalgamation with Validus; the volatility of Validus’ share price; the risk of the rating agencies giving the combined entity lower-than-anticipated ratings following the Amalgamation due to the correlated catastrophe exposure or if, for example, a material, unanticipated catastrophe occurs; the risks and costs to IPC if the Amalgamation is not completed, including the potential effect on the market price for IPC common shares, its operating results, and its ability to attract and retain key personnel; and the possibility that the IPC shareholders may not react favorably to the Amalgamation;

•	the concern expressed by ratings agencies, including A.M. Best, that the Amalgamation with Validus may result in a combined entity with a heightened risk profile due to its significant property catastrophe business, exacerbated by the anticipated timing of the closing of the Amalgamation during the hurricane season;

•	the fact that the Amalgamation Agreement does not restrict Validus from soliciting, considering or responding to third-party acquisition proposals and changing or withdrawing its recommendation of the Amalgamation Agreement, provided that following such a change IPC may terminate the Amalgamation Agreement and receive a termination fee, as described in The Amalgamation Agreement — Termination of the Amalgamation Agreement;

•	the risk, particularly in light of IPC’s and Validus’ overlapping risk concentration, that the increased cash component of the consideration offered by Validus could deplete the combined entity’s capital;

•	the fact that IPC may become required in certain circumstances to pay Validus a termination fee of $16 million, and potentially to reimburse Validus for the $50 million advanced in respect of the Max Termination Fee, as described under The Amalgamation Agreement — Termination of the Amalgamation Agreement, whereas if IPC had entered into a transaction with a different counterparty, IPC would not be required to pay or reimburse Validus, Max or any other party for the Max Termination Fee;

•	the fact that certain IPC shareholders may be required to pay taxes on the $7.50 per share cash consideration pursuant to the Amalgamation, as described under Material U.S. Federal Income Tax Consequences;

•	the risk that Validus may fail to satisfy the requirement that Validus obtain consents from its lenders, or enter into replacement financing arrangements, before consummating the Amalgamation; and

•	the fact that Validus has made no commitment to retain IPC’s employees, which may negatively impact IPC’s ability to retain employees prior to the consummation of the Amalgamation.

The foregoing discussion is not intended to be exhaustive, but is believed to include material positive and potentially material adverse factors considered by IPC’s board of directors. In view of the variety of factors considered in connection with its evaluation of the Amalgamation Agreement and the bye-law amendments and the other transactions contemplated by the Amalgamation Agreement, IPC’s board of directors did not find it practicable to, and did not, quantify or otherwise assign specific weights to the factors considered in reaching its determination and recommendation. In addition, each of the members of IPC’s board of directors may have given differing weights to different factors. IPC’s board of directors believed that the positive factors discussed above outweighed the negative factors discussed above, especially after giving weight to the likelihood of their occurrence.

Opinion of Greenhill & Co., LLC, Financial Advisor to Validus’ Board

Validus’ board of directors received an oral opinion, subsequently confirmed in writing, from Greenhill that, based upon and subject to the various limitations and assumptions described in the written opinion, as of July 8, 2009, the consideration to be paid by Validus pursuant to the proposed Amalgamation was fair, from a financial point of view, to Validus.

The full text of the written opinion of Greenhill, dated July 8, 2009, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limits on the opinion and the review undertaken in connection with rendering the opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. Greenhill’s opinion is not a recommendation as to how Validus shareholders should vote with respect to the issuance of Validus Shares pursuant to the proposed Amalgamation or any other matter. The summary of Greenhill’s opinion that is set forth below is qualified in its entirety by reference to the full text of the opinion. Validus shareholders are urged to read the opinion in its entirety.

In connection with rendering its opinion, Greenhill, among other things:

•	reviewed a draft, dated July 8, 2009, of the Agreement and Plan of Amalgamation (the “Draft Amalgamation Agreement”);

•	reviewed certain publicly available financial statements of IPC and Validus;

•	reviewed certain other publicly available business and financial information relating to IPC and Validus that Greenhill deemed relevant;

•	reviewed certain information, including financial forecasts and projections and other financial and operating data concerning Validus and IPC prepared by the management of Validus and IPC;

•	discussed the past and present operations and financial condition and the prospects of Validus with senior executives of Validus;

•	discussed the past and present operations and financial condition and the prospects of IPC with senior executives of IPC;

•	reviewed the historical market prices and trading activity for IPC Shares and Validus Shares and analyzed their implied valuation multiples;

•	compared the value of the amalgamation consideration with that received in certain publicly available transactions that Greenhill deemed relevant;

•	compared the value of the amalgamation consideration with the trading valuations of certain publicly traded companies that Greenhill deemed relevant;

•	compared the value of the amalgamation consideration with the relative contribution of IPC to the pro forma combined company based on a number of metrics that Greenhill deemed relevant;

•	participated in discussions and negotiations among representatives of Validus and its legal advisors and representatives of IPC and its legal and financial advisors; and

•	performed such other analyses and considered such other factors as Greenhill deemed appropriate.

In giving its opinion, Greenhill assumed and relied upon, without independent verification, the accuracy and completeness of the information publicly available, supplied or otherwise made available to it by representatives and management of Validus and IPC for the purposes of its opinion. Greenhill further relied upon the assurances of the representatives and management of Validus and IPC, as applicable, that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial forecasts and projections and other data that were furnished or otherwise provided to it, including the forecasts concerning IPC prepared by IPC management that Validus’ board of directors directed Greenhill to utilize for purposes of its analysis, Greenhill assumed that such financial forecasts and projections and other data were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of Validus and IPC, as applicable, as to those matters, and Greenhill relied upon such financial forecasts and projections and other data in arriving at its opinion. Greenhill expressed no opinion with respect to such financial forecasts and projections and other data or the assumptions upon which they were based. Greenhill did not make any independent valuation or appraisal of the assets or liabilities of IPC or Validus, nor was Greenhill furnished with any such appraisals. Greenhill assumed, with the consent of Validus’ board of directors, that the Amalgamation will be treated as a reorganization for United States federal income tax purposes. Greenhill assumed that the Amalgamation will be consummated in accordance with the terms set forth in the Amalgamation Agreement, which Greenhill further assumed will be identical in all material respects to the Draft Amalgamation Agreement that Greenhill reviewed, and without amendment or waiver of any material terms or conditions set forth in the Amalgamation Agreement. Greenhill further assumed that all material governmental, regulatory and other consents, approvals and waivers necessary for the consummation of the Amalgamation will be obtained without any adverse effect on IPC, Validus, the Amalgamation or the contemplated benefits of the Amalgamation meaningful to Greenhill’s analysis. Greenhill’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, July 8, 2009. It should be understood that subsequent developments may affect Greenhill’s opinion, and Greenhill does not have any obligation to update, revise, or reaffirm its opinion.

Greenhill’s opinion was for the information of Validus’ board of directors and was not intended to be and is not a recommendation as to how Validus shareholders should vote with respect to the issuance of Validus common shares pursuant to the Amalgamation or as to whether the Validus shareholders should take any other action at any meeting of the Validus shareholders convened in connection with the Amalgamation or any other matter. Greenhill’s opinion did not address the underlying business decision of Validus to engage in the Amalgamation or the relative merits of the Amalgamation as compared to any other alternative strategies that might exist for Validus, and as such was not intended to be and did not constitute a recommendation to Validus’ board of directors as to whether they should approve the proposed Amalgamation, the documents in connection therewith or any related matters. Greenhill did not express an opinion as to any aspect of the proposed Amalgamation, other than the fairness, from a financial point of view, to Validus of the consideration to be paid by Validus pursuant to the Amalgamation. In particular, Greenhill did not express any opinion as to the prices at which Validus Shares will trade at any future time. Greenhill further did not express any opinion with respect to the amount or nature of any compensation to any officers, directors or employees of Validus, or any class of such persons relative to the consideration pursuant to the Amalgamation or with respect to the fairness of any such compensation.

Summary of Greenhill’s Financial Analyses

The following is a summary of the material financial analyses provided by Greenhill to Validus’ board of directors in connection with rendering its opinion described above. The summary set forth below does not purport to be a complete description of the analyses performed by Greenhill, nor does the order of analyses as set forth below represent the relative importance or weight given to those analyses by Greenhill. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are not alone a complete description of Greenhill’s financial analyses.

Exchange Ratio Analysis

Greenhill calculated the historical range and average of exchange ratios (the price of an IPC Share divided by the price of a Validus Share). Using the daily closing prices of Validus Shares and IPC Shares, the low, high and average exchange ratios for the three-month, six-month and twelve-month periods ending on July 7, 2009 are set forth in the table below. The percent premium that the consideration pursuant to the Amalgamation represents over the average exchange ratios for each period is set forth in the table below.

	Low		Average		High		Premium(1)

July 7, 2009	—		—		—		5.7%
Previous 3 Months	1.080	x	1.160	x	1.280	x	12.2%
Previous 6 Months	0.930	x	1.136	x	1.280	x	14.1%
Previous 12 Months	0.930	x	1.219	x	1.560	x	7.5%

(1)	Calculated as the premium of $7.50 plus 0.9727 times the average daily closing price of Validus Shares in the period over the average daily closing price of IPC Shares in the period.

Transaction Multiple Analysis

Greenhill calculated the multiple of the assumed offer value per IPC Share to several operating metrics for calendar years 2009 and 2010, including estimated earnings per share based upon mean estimates obtained from Institutional Brokers Estimate System (“IBES”). The calculations were based upon IPC Shares outstanding as of March 31, 2009 on a fully diluted basis. This analysis indicated the following multiples:

Assumed Value	2009E P/E	2010E P/E		Price/Book		Price/Tangible
per IPC Share(1)	IBES Estimate	IBES Estimate		Value(2)		Book Value(1)

$29.73	6.1x	6.2	x	0.91	x	0.91	x

(1)	Calculated as $7.50 plus 0.9727 times the closing price of Validus common shares on July 7, 2009.

(2)	Book value per IPC Share is calculated as of March 31, 2009 and is based upon 55,948,821 IPC Shares outstanding, 526,000 options outstanding and 493,415 unvested restricted stock units, restricted common shares and performance share units.

Dividend Discount Analysis

Greenhill performed a dividend discount analysis of IPC to determine a range of implied present values per IPC Share assuming that IPC continues to operate as a stand-alone company. This range was determined by adding the present value of the estimated future excess capital of IPC available to be dividended in each period and the present value of the estimated terminal value of IPC Shares. To estimate present values, Greenhill discounted the estimated future excess capital of IPC available to be dividended in each period through 2013 and the estimated terminal value of IPC Shares by a range of discount rates that take into account risk, the opportunity cost of capital, expected returns and other appropriate factors.

In connection with this analysis, Greenhill utilized 5-year net income and revenue projections based on IBES estimates for 2009 and 2010, extrapolated by Greenhill to 2013 (the “IBES Case”). In calculating the extrapolations, Greenhill assumed, among other things, a 4.0% return on total assets, with projections based on an assumed total assets to total equity ratio of 1.30x, and a net premiums written to total equity ratio of 0.20x. In addition, with respect to the IBES Case, Greenhill assumed that 493,000 unvested restricted shares of IPC would vest at the end of 2009, and that IPC would continue to pay an aggregate annual dividend equal to $0.88 per IPC Share throughout the 5-year projection period. Greenhill also utilized, at the direction of Validus’ board of directors, 5-year financial projections prepared by IPC management presenting the IPC organic growth case for 2009 through 2013 (the “IPC Case”) and assumed a net premiums written to total equity ratio of 0.20x.

Greenhill then, with respect to each of the IBES Case and the IPC Case, calculated a range of implied present values per IPC Share by applying:

•	a range of terminal multiples of 0.70x to 0.90x to year 2013 estimated book value of IPC Shares; and

•	a range of discount rates of 9.0% to 11.0% to each of the estimated future excess capital of IPC available to be dividended in each period through 2013 and the estimated terminal value of IPC Shares.

This analysis resulted in a range of implied present values per IPC Share from $26.67 to $36.09 in the IBES Case and from $23.35 to $33.27 in the IPC Case.

Comparable Company Analysis

Greenhill reviewed and compared specific financial multiples, ratios and operating statistics of IPC to corresponding financial multiples, ratios and operating statistics for selected publicly traded reinsurance companies and compared the trading value of IPC to the trading values of the selected companies. The companies chosen by Greenhill were:

•	ACE Limited

•	Allied World Assurance Company Holdings Ltd

•	Arch Capital Group Ltd.

•	Aspen Insurance Holdings Limited

•	Axis Capital Holdings Limited

•	Endurance Specialty Holdings Ltd.

•	Everest Re Group, Ltd.

•	Flagstone Reinsurance Holdings Limited

•	Greenlight Capital Re, Ltd.

•	IPC Holdings, Ltd.

•	Max Capital Group Ltd.

•	Montpelier Re Holdings, Ltd.

•	Munich Re Group

•	Odyssey Re Holdings Corp.

•	PartnerRe Ltd.

•	Platinum Underwriters Holdings, Ltd.

•	RenaissanceRe Holdings Ltd.

•	Swiss Reinsurance Company Ltd.

•	TransAtlantic Holdings, Inc.

•	XL Capital Ltd

For each of the companies identified above, Greenhill calculated and compared various financial multiples, ratios and operating statistics based on publicly available financial data and closing share prices as of July 7, 2009.

Although none of the companies are directly comparable to IPC (other than IPC), Greenhill selected these companies because they had publicly traded equity securities and were deemed to be similar to IPC in one or more respects including the nature of their business, size, diversification, financial performance and geographic concentration. This analysis indicated the following mean and median trading multiples for the selected companies:

	Price/		Price/		Price/EPS		Price/EPS
	Book Value		Tangible Book Value		2009E		2010E

Mean	0.89	x	0.98	x	6.6	x	6.3	x
Median	0.87	x	0.95	x	6.1	x	5.9	x

Greenhill then applied a range of selected multiples derived from the selected companies to corresponding financial data of IPC for the corresponding periods. This analysis indicated the following ranges of implied equity value and per share value for IPC:

Statistic	Implied Per Share Value(2)

2009E Net Income(1)	$26.79 - $34.09
2010E Net Income(1)	$26.30 - $33.47
Book Value	$27.85 - $31.13
Tangible Book Value	$27.85 - $31.13

(1)	Estimates are mean IBES.

(2)	Based upon 55,948,821 IPC Shares outstanding, 526,000 options outstanding and 493,000 unvested restricted stock units, restricted common shares and performance share units.

Precedent Transaction Analysis

Global Reinsurance Transactions.  Using publicly available information, Greenhill analyzed selected merger and acquisition transactions with transaction values over $100 million in the global reinsurance industry beginning in February 1999. The following table identifies the global reinsurance transactions reviewed by Greenhill in this analysis:

Announcement Date	Target	Acquiror

July 5, 2009	PARIS RE Holdings Limited	PartnerRe Ltd.
August 4, 2008	CastlePoint Holdings, Ltd.	Tower Group, Inc.
January 7, 2008	Helicon Re Holdings, Ltd.	White Mountains Insurance Group, Ltd.
November 5, 2007	PXRE Reinsurance Company	TAWA plc
December 9, 2003	ABB Insurance Holding Sweden AB (Sirius International Group)	White Mountains Insurance Group, Ltd.
October 24, 2003	ERC Life Reinsurance Corporation	Scottish Re Group Limited
December 19, 1999	LaSalle Re Holdings Limited	Trenwick Group Inc.
August 15, 1999	Terra Nova (Bermuda) Holdings Ltd.	Markel Corporation
June 21, 1999	Chartwell Re Corporation	Trenwick Group Inc.
May 27, 1999	Capital Re Corporation	ACE Limited
February 15, 1999	NAC Re Corp.	XL Capital Ltd.

For the selected global reinsurance transactions, to the extent this information was available, Greenhill calculated the multiples implied by each transaction relative to a number of metrics, including the target company’s book value and tangible book value at the time of such transaction. This analysis indicated the following mean and median multiples for the selected global reinsurance transactions:

	GAAP Multiples
	Book Value		Tangible Book Value

Mean	0.98	x	1.03	x
Median	0.96	x	1.01	x

Greenhill then applied a range of selected multiples derived from the selected global reinsurance transactions to corresponding financial data of IPC for the corresponding date. This analysis indicated the following ranges of implied equity value and per share value for IPC:

Statistic	Implied Per Share Value(1)

Book Value	$29.49 - $39.32
Tangible Book Value	$29.49 - $39.32

(1)	Based upon 55,948,821 IPC Shares outstanding, 526,000 options outstanding and 493,000 unvested restricted stock units, restricted common shares and performance share units.

Premiums Paid Analysis.  Greenhill analyzed the premiums paid in stock-for-stock and part-cash, part-stock acquisition transactions since May 2004 with a transaction value of between $500 million and $5 billion. Greenhill calculated, for each of these transactions, the premium of the transaction consideration over the historical closing prices for each of the one-day, one-week and one-month periods prior to announcement of such transaction. Greenhill then applied the medians and ranges of such premiums, shown in the table below, to corresponding closing prices per IPC Share, using the day immediately prior to the announcement of IPC’s proposed merger with Max as the corresponding announcement date. This analysis indicated a range of implied values per IPC Share shown below:

Implied Per
Timing	Premium Range	Share Value

One Day Prior	14.0% - 25.0%	$28.97 - $31.76
One Week Prior	16.0% - 25.0%	$32.48 - $35.00
One Month Prior	18.0% - 25.0%	$30.28 - $32.08

It should be noted that no transaction utilized in the analyses above is identical to the proposed Amalgamation. A complete analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved in these transactions and other factors that could affect the premiums and multiples in these transactions to which the proposed Amalgamation is being compared.

Book Value Growth Analysis

Using IPC book value as of March 31, 2009, based on IPC’s public filings, and mean Bloomberg estimates of IPC book value through the end of year 2009, Greenhill calculated the implied price to book value multiple that the assumed offer value per IPC Share would represent at the end of each quarter set forth in the table below. This analysis indicated that due to IPC’s projected book value growth, the implied price to book value multiple would decrease over time, as illustrated below:

Assumed	March 31,		June 30,		September 30,		December 31,
Per Share Value(1)	2009		2009		2009		2009

$29.73	0.907	x	0.871	x	0.859	x	0.832	x

(1)	Calculated as $7.50 plus 0.9727 times the closing price of Validus common shares on July 7, 2009.

Pro Forma Combined Company Analysis

Greenhill analyzed certain financial data on a pro forma basis for IPC and Validus as a combined company following the Amalgamation. Greenhill based its analyses on publicly available information and information and projections provided by Validus as described above.

Greenhill compared, among other things, the book value per share, tangible book value per share and projected earnings per share for Validus on a standalone basis and for the pro forma combined company. Greenhill then analyzed the accretive or dilutive effects of the Amalgamation to Validus shareholders for the assumed level of total amalgamation consideration per IPC Share. This analysis indicated the following accretive or dilutive effects:

Assumed Total	Accretion/(Dilution)
Consideration Per			Book Value	Tangible Book Value
IPC Share(1)	2009E EPS	2010E EPS	Per Share	Per Share

$29.73	0.9%	(3.6)%	0.0%	2.7%

(1)	Calculated as $7.50 plus 0.9727 times the closing price of Validus common shares on July 7, 2009.

In addition, Greenhill analyzed the pro forma combined company’s business lines, balance sheet and capital base relative to each of Validus and IPC on a standalone basis. Further, Greenhill conducted a comparison regarding the pro forma combined company’s equity as of March 31, 2009 relative to certain of its peers and each of Validus and IPC on a standalone basis. Greenhill also performed a contribution analysis of the relative contributions of each of Validus and IPC with respect to the pro forma combined company’s balance sheet, gross premiums written and other items.

The summary set forth above does not purport to be a complete description of the analyses performed by Greenhill, but describes, in summary form, the material analyses that Greenhill conducted in connection with rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Greenhill did not attribute any particular weight to any analyses or factors it considered and did not form an opinion as to whether any individual analysis or factor, considered in isolation, supported or failed to support its opinion. Rather, Greenhill considered the totality of the factors and analyses performed in determining its opinion. Accordingly, the summary set forth above and the analyses of Greenhill must be considered as a whole and selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying Greenhill’s analyses and opinion. Greenhill based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. Analyses based on forecasts or projections of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties or their advisors. Accordingly, Greenhill’s analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, Greenhill’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. In addition, no company (other than IPC) or transaction used in Greenhill’s analysis as a comparison is directly comparable to IPC, Validus or the contemplated transaction. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Validus or Greenhill or any other person assumes responsibility if future results are materially different from those forecasts or projections.

Greenhill’s opinion and analyses were provided to Validus’ board of directors in connection with its consideration of the proposed Amalgamation and were among many factors considered by Validus’ board of directors in evaluating the proposed Amalgamation. See The Amalgamation — Reasons Why Validus’ Board of Directors Recommends Approval of the Share Issuance. While Greenhill provided advice to Validus during this process, it did not recommend any specific amount of consideration to Validus or Validus’ board of directors or that any specific amount of consideration would constitute the only appropriate consideration for the proposed Amalgamation. Neither Greenhill’s opinion nor its analyses should be viewed as determinative of the consideration or the views of Validus’ board of directors with respect to the proposed Amalgamation.

Engagement of Greenhill

Validus selected Greenhill as its financial advisor in connection with the proposed Amalgamation based on its qualifications and expertise in providing financial advice to acquirors, target companies and their respective boards of directors in merger and acquisition transactions. Greenhill will receive an aggregate fee of $10.0 million for its services rendered in connection with the Amalgamation, $2.75 million of which has already been paid and $7.25 million of which is contingent on the consummation of the Amalgamation or entry into a definitive agreement that subsequently results in a transaction. In addition, Validus will reimburse Greenhill for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel. Validus has also agreed to indemnify Greenhill and its affiliates for certain liabilities arising out of its engagement, including liabilities under the U.S. federal securities laws.

During the two years preceding the date of its opinion, Greenhill was not previously engaged by, did not perform any services for, and did not receive any compensation from, Validus or any other parties to the Amalgamation Agreement (other than any amounts that were paid to Greenhill under its engagement as financial advisor in connection with the proposed Amalgamation). As of the date of Greenhill’s opinion, four merchant banking funds affiliated with Greenhill owned an aggregate of 2,571,427 Validus Shares, and certain employees of Greenhill and its affiliates had interests in one or more of such funds.

Opinion of J.P. Morgan Securities Inc., Financial Advisor to IPC’s Board

Pursuant to an engagement letter dated February 29, 2008, IPC retained JPMorgan as its financial advisor in connection with IPC’s analysis and consideration of various strategic alternatives. Pursuant to an engagement letter dated January 15, 2009, IPC retained JPMorgan as its financial advisor to, among other things, evaluate whether the amalgamation consideration to be paid to the holders of IPC Shares was fair, from a financial point of view, to such holders (other than Validus and its affiliates).

At the meeting of IPC’s board of directors on July 8, 2009, JPMorgan rendered its oral opinion, subsequently confirmed in writing on the same day, to IPC’s board of directors that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the amalgamation consideration to be paid to the holders of the IPC Shares in the proposed Amalgamation was fair, from a financial point of view, to such holders (other than Validus and its affiliates). No limitations were imposed by IPC’s board of directors upon JPMorgan with respect to the investigations made or procedures followed by it in rendering its opinions. The issuance of JPMorgan’s opinion was approved by a fairness opinion committee of JPMorgan on July 8, 2009.

The full text of the written opinion of JPMorgan dated July 8, 2009, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference. IPC’s shareholders are urged to read the opinion in its entirety. JPMorgan’s written opinion is addressed to IPC’s board of directors, addresses only the fairness, from a financial point of view, to the holders of the IPC Shares (other than Validus and its affiliates) of the amalgamation consideration to be paid to such holders in the Amalgamation and does not constitute a recommendation to any shareholder of IPC as to how such shareholder should vote at the IPC special meeting. The summary of the opinion of JPMorgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, JPMorgan, among other things:

•	reviewed a draft dated July 8, 2009, of the Amalgamation Agreement;

•	reviewed certain publicly available business and financial information concerning IPC and Validus and the industries in which they operate;

•	compared the proposed financial terms of the Amalgamation with the publicly available financial terms of certain transactions involving companies JPMorgan deemed relevant and the consideration paid for such companies

•	compared the financial and operating performance of IPC and Validus with publicly available information concerning certain other companies JPMorgan deemed relevant and reviewed the current and historical market prices of IPC Shares and Validus Shares and certain publicly traded securities of such other companies;

•	reviewed certain financial analyses and forecasts provided by the management of IPC and/or Validus, or prepared as directed by the management of IPC, including (a) certain internal financial analyses and forecasts prepared by the management of IPC, or as directed by the management of IPC, relating to IPC’s business, (b) certain internal financial analyses and forecasts prepared by the management of Validus relating to Validus’ business as adjusted as directed by the management of IPC and (c) certain internal financial analyses and forecasts relating to the combined business of IPC and Validus prepared by the management of Validus and adjusted as directed by the management of IPC; and

•	performed such other financial studies and analyses and considered such other information as JPMorgan deemed appropriate for the purposes of its opinion.

JPMorgan also held discussions with certain members of the management of IPC and Validus with respect to certain aspects of the Amalgamation, and the past and current business operations of IPC and Validus, the financial condition and future prospects and operations of IPC and Validus, the effects of the Amalgamation on the financial condition and future prospects of IPC and Validus, and certain other matters JPMorgan believed necessary or appropriate to its inquiry.

JPMorgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with JPMorgan by IPC or Validus or otherwise reviewed by or for JPMorgan and JPMorgan has not independently verified (nor has it assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. JPMorgan did not conduct any valuation or appraisal of any assets or liabilities, nor did JPMorgan evaluate the solvency of IPC or Validus under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. JPMorgan was not provided with any valuation or appraisal of any assets or liabilities on which it was permitted to or did rely. In relying on financial analyses and forecasts provided to it or prepared as directed by the management of IPC or derived from any of the foregoing, JPMorgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of IPC, Validus and the combined entity. JPMorgan expressed no view as to analyses or forecasts referred to herein or the assumptions on which they were based. JPMorgan also assumed that the Amalgamation and the other transactions contemplated by the Amalgamation Agreement will be tax-free to each of IPC, Validus and their respective subsidiaries for U.S. federal income tax purposes, will have the purchase accounting consequences described in discussions with, and materials furnished to JPMorgan by, representatives of IPC and Validus and will be consummated as described in the Amalgamation Agreement, and that the definitive Amalgamation Agreement would not differ in any material respect from the draft thereof provided to JPMorgan. JPMorgan also assumed that the representations and warranties made by IPC and Validus in the Amalgamation Agreement and the related agreements are and will be true and correct in all ways material to its analysis. JPMorgan is not a legal, regulatory, actuarial or tax expert and relied on the assessments made by advisors to IPC with respect to such issues. Except as would not be material to its analysis, JPMorgan further assumed that all governmental, regulatory or other consents and approvals necessary for the closing of the Amalgamation will be obtained without any adverse effect on IPC or Validus or on the contemplated benefits of the Amalgamation.

JPMorgan’s opinion is based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of, the date of such opinion. Subsequent developments may affect JPMorgan’s opinion, and JPMorgan does not have any obligation to update, revise, or reaffirm such opinion. JPMorgan’s opinion is limited to the fairness, from a financial point of view, to the holders of the IPC Shares (other than Validus and its affiliates) of the amalgamation consideration to be paid to such holders in the proposed Amalgamation, and JPMorgan has expressed no opinion as to the fairness of the Amalgamation to, or any consideration to be paid in connection therewith to, the holders of any other class of securities, creditors or other constituencies of IPC or as to the underlying decision by IPC to engage in the Amalgamation. Furthermore, JPMorgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Amalgamation, or any class of such persons relative to the amalgamation consideration to be paid to the holders of the IPC Shares in the Amalgamation or with respect to the fairness of any such compensation. JPMorgan expressed no opinion as to the price at which IPC’s common shares or Validus’ common shares will trade at any future time.

The terms of the Amalgamation Agreement, including the consideration payable, were determined through negotiations between IPC and Validus and were approved by both boards of directors. The decision to enter into the Amalgamation Agreement was solely that of IPC’s board of directors. The JPMorgan opinion and financial analyses were only one of the many factors considered by IPC in its evaluation of the Amalgamation and should not be viewed as determinative of the views of IPC’s board of directors or IPC’s management with respect to the Amalgamation or the amalgamation consideration.

In accordance with customary investment banking practice, JPMorgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by JPMorgan in connection with providing its opinion and does not purport to be a complete description of the analysis underlying JPMorgan’s opinion. Some of the summaries of financial analyses are presented in tabular format. To fully understand the financial analyses, the tables should be read together with the text of each summary. Considering the data set forth in the table without considering the narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses.

Projections

In performing its analysis of IPC, JPMorgan relied on (1) certain financial analyses and forecasts prepared by the management of IPC, or as directed by the management of IPC, reflecting IPC continuing as a monoline property catastrophe company, which were prepared in connection with the proposed Amalgamation for the period 2009 to 2018 and are referred to in this joint proxy statement/prospectus as the “monoline case,” (2) certain financial analyses and forecasts prepared by the management of IPC, or as directed by the management of IPC, reflecting IPC’s expansion into additional lines of business and geographic locations including a Lloyd’s platform, a crop reinsurance quota share business and certain specialty reinsurance areas, which were prepared in connection with the proposed Amalgamation for the period 2009 to 2018 and are referred to in this joint proxy statement/prospectus as the “organic growth case,” and (3) certain internal analyses and forecasts prepared by the management of IPC, or as directed by the management of IPC, reflecting a run-off of IPC’s business, which were prepared in connection with the proposed Amalgamation for the period 2009 to 2012 and are referred to in this joint proxy statement/prospectus as the “run-off case.”

In performing its analysis of Validus, JPMorgan relied on certain internal financial analyses and forecasts for Validus prepared by the management of Validus and adjusted as directed by the management of IPC, which analyses and forecasts were prepared in connection with the proposed Amalgamation for the period 2009 to 2018 and are referred to in this joint proxy statement/prospectus as the “adjusted Validus standalone case”.

In performing its analysis of the combined entity, JPMorgan relied on certain internal financial analyses and forecasts relating to the combined entity prepared by the management of Validus, and adjusted as directed by the management of IPC, which analyses and forecasts were prepared in connection with the proposed Amalgamation for the period 2009 to 2018 and are referred to in this joint proxy statement/prospectus as the “adjusted Validus combined case”.

The projections relied upon by JPMorgan for IPC, Validus and the combined entity were provided by the management of IPC and/or Validus in connection with the proposed Amalgamation, or prepared as directed by the management of IPC in connection with the proposed Amalgamation. Neither IPC nor Validus publicly discloses internal management projections of the type relied upon by JPMorgan in connection with JPMorgan’s analysis of the Amalgamation, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions, prevailing interest rates and catastrophic events. Accordingly, actual results could vary significantly from those set forth in such projections.

Summary of JPMorgan’s Financial Analyses

Historical Exchange Ratio Analysis.  JPMorgan reviewed the per share daily closing market price of IPC Shares and Validus Shares over the previous year and calculated the implied historical exchange ratios during this period by dividing the daily closing prices per share of IPC Shares by those of Validus Shares. JPMorgan compared the maximum and minimum implied exchange ratio over the period to 1.3009x, the exchange ratio for a theoretical all-stock transaction with implied value equal to the aggregate consideration in the proposed Amalgamation as of July 7, 2009 (the “equivalent all-stock exchange ratio”), which was calculated as the price implied by Validus’ offer as of July 7, 2009 ($29.73) divided by Validus’ share price as of the same date ($22.85). The analysis resulted in an historical high implied exchange ratio of 1.556x and an historical low implied exchange ratio of 0.930x, in each case for the period from Validus’ initial public offering on July 25, 2007 to July 7, 2009.

Public Trading Multiples.  Using publicly available information, JPMorgan compared selected financial data of IPC and Validus with similar data for selected publicly traded companies engaged in businesses which JPMorgan judged to be analogous to IPC and Validus. The companies selected by JPMorgan were as follows:

•	Aspen Insurance Holdings;

•	Flagstone Reinsurance Holdings Limited

•	IPC Holdings, Ltd.;

•	Max Capital Group Ltd.;

•	Montpelier Re Holdings;

•	Platinum Underwriters Holdings Ltd.;

•	RenaissanceRe Holdings Ltd.; and

•	Validus Holdings, Ltd.

These companies were selected, among other reasons, because they are Bermuda-based insurers/reinsurers with significant reinsurance businesses, have similar competitive dynamics and have a capital base within a range encompassing IPC and Validus.

JPMorgan reviewed, among other information, (1) the price per share of the particular company compared to calendar year 2010 earnings per share as estimated by Wall Street analysts to determine a range of multiples of the ratio of the price per share to 2010 estimated earnings per share, and (2) the market value of the particular company’s equity compared to actual book value of equity as of March 31, 2009, to determine a range of multiples of the ratio of the market value of equity to actual book value of equity as of March 31, 2009, for the selected companies.

The analysis indicated that the range of the ratio of the price per share to 2010 estimated earnings per share was from 4.4x to 6.2x. JPMorgan applied the range to IPC and Validus and calculated the following implied equity values per share for each using projected 2010 net income for each of the cases set forth below.

Implied Equity Value per Share — Price to 2010 Earnings per Share
	IPC		Validus
	Monoline	Organic	Adjusted Validus
	Case	Growth Case	Standalone Case

High	$24	$25	$22
Low	17	18	16

JPMorgan then calculated (1) the ratio of the lowest implied equity value per share for IPC to the highest implied equity value per share for Validus, and (2) the ratio of the highest implied equity value per share for IPC to the lowest implied equity value per share for Validus to derive an implied exchange ratio range for a theoretical all-stock transaction as shown below. This range was compared to the equivalent all-stock exchange ratio of 1.3009x. In addition, JPMorgan calculated (1) the ratio of the lowest implied equity value per share for IPC less the approximately $424mm of aggregate cash consideration to be paid to the holders of the IPC Shares in the Amalgamation (the “aggregate cash consideration”) to the highest implied equity value per share for Validus, and (2) the ratio of the highest implied equity value per share for IPC less the aggregate cash consideration to the lowest implied equity value per share for Validus to derive an implied exchange ratio range adjusted for the aggregate cash consideration as shown below. This range was compared to the exchange ratio in the proposed Amalgamation of 0.9727x. Both analyses were repeated for the following combinations of projections for IPC and Validus: (1) the monoline case to the adjusted Validus standalone case and (2) the organic growth case to the adjusted Validus standalone case.

Implied Exchange Ratio Analysis Assuming Theoretical 100% Stock Transaction — Price to 2010 Earnings per Share
	Exchange
	ratio

Monoline Case to Adjusted Validus Standalone Case
Highest IPC equity value per share to lowest Validus equity value per share	1.562	x
Lowest IPC equity value per share to highest Validus equity value per share	0.787
Organic Growth Case to Adjusted Validus Standalone Case
Highest IPC equity value per share to lowest Validus equity value per share	1.635	x
Lowest IPC equity value per share to highest Validus equity value per share	0.824

Implied Exchange Ratio Analysis Adjusted for Aggregate Cash Consideration — Price to 2010 Earnings per Share
	Exchange
	ratio

Monoline Case to Adjusted Validus Standalone Case
Highest IPC adjusted equity value per share to lowest Validus equity value per share	1.082	x
Lowest IPC adjusted equity value per share to highest Validus equity value per share	0.446
Organic Growth Case to Adjusted Validus Standalone Case
Highest IPC adjusted equity value per share to lowest Validus equity value per share	1.156	x
Lowest IPC adjusted equity value per share to highest Validus equity value per share	0.483

Additionally, the analysis indicated that the range of the ratio of the market value of equity to actual book value of equity as of March 31, 2009 was from 0.69x to 0.95x. JPMorgan rounded the 0.69x to 0.70x and then applied a range from 0.70x to 0.95x to IPC and Validus and calculated the following implied equity values per share for each using the actual book value of equity as of March 31, 2009.

Implied Equity Value per Share — Market Value of Equity to Book Value as of March 31, 2009
	IPC	Validus

High	$31	$21
Low	23	16

JPMorgan then calculated (1) the ratio of the lowest implied equity value per share for IPC to the highest implied equity value per share for Validus, and (2) the ratio of the highest implied equity value per share for IPC to the lowest implied equity value per share for Validus to derive an implied exchange ratio range for a theoretical all-stock transaction of 1.073x to 1.977x, as compared to the equivalent all-stock exchange ratio of 1.3009x. In addition, JPMorgan calculated (1) the ratio of the lowest implied equity value per share for IPC less the aggregate cash consideration to the highest implied equity value per share for Validus, and (2) the ratio of the highest implied equity value per share for IPC less the aggregate cash consideration to the lowest implied equity value per share for Validus to derive an implied exchange ratio range adjusted for the aggregate cash consideration of 0.722x to 1.500x. This range was compared to the exchange ratio in the proposed Amalgamation of 0.9727x.

Selected Transaction Analysis.  Using publicly available information, JPMorgan examined selected transactions with respect to the Bermuda reinsurance sector. Specifically, JPMorgan reviewed the following transactions:

•	PartnerRe Ltd.’s acquisition of PARIS RE Holdings Limited for a multiple of 0.97x of PARIS RE Holdings Limited’s last publicly-reported book value, which was used as the high end of the multiple range; and

•	IPC Holdings, Ltd.’s previously proposed combination with Max Capital Group Ltd. at a multiple of 0.72x of Max Capital Group Ltd.’s last publicly-reported book value, which was used as the low end of the multiple range.

JPMorgan applied the 0.72x-0.97x multiple range to IPC’s actual book value of equity as of March 31, 2009 and arrived at an estimated range of equity values for IPC Shares of between $23 and $32 per share.

Implied Equity Value per Share — Market Value of Equity to Book Value as of Mar. 31, 2009
IPC

High	$32
Low	23

Dividend Discount Model Analysis.  JPMorgan conducted a dividend discount model analysis for each of IPC, Validus and the combined entity for the purpose of determining the fully diluted implied equity value per share of each of IPC and Validus on a standalone basis as well as the combined entity. A dividend discount model analysis is a method of evaluating the equity value of a company using estimates of the future dividends to shareholders generated by the company and taking into consideration the time value of money with respect to those future dividends by calculating their “present value.” “Present value” refers to the current value of future dividends to shareholders paid by the company and is obtained by discounting those future dividends back to the present using a discount rate that takes into account macro-economic assumptions, estimates of risk, the opportunity cost of capital, and other appropriate factors.

Based on the net income that IPC, Validus and the combined entity are projected to generate during fiscal years 2009 through 2018 and JPMorgan calculated the maximum possible dividends that can be paid out in each year subject to an operating leverage (net premiums written divided by shareholders’ equity) constraint and statutory constraints, assuming no capital is returned through share repurchases. The dividend stream for the years 2009 through 2018 was then discounted to present values using a range of discount rates from 11.0% to 14.0%, which was chosen by JPMorgan based upon an analysis of the cost of equity of IPC and Validus. JPMorgan also calculated a range of terminal values for IPC, Validus and the combined entity at the end of the 10-year period ending 2018 by applying a perpetual dividend growth rate ranging from 1.5% to 2.5% and discounted the terminal value using a range of discount rates from 11.0% to 14.0. “Terminal value” refers to the capitalized value of all future dividends to shareholders paid by the company for periods beyond the final forecast period.

JPMorgan carried out the foregoing analysis based upon the monoline case and organic growth case for IPC, the adjusted Validus standalone case for Validus and the adjusted Validus combined case for the combined entity.

JPMorgan also conducted a dividend discount model analysis for the run-off case. The run-off case assumes no new premiums are written beginning in 2010, with the majority of capital returned as dividends as reserves are paid out, and the remaining value recovered through the sale of IPC at the end of 2012. JPMorgan calculated the maximum possible dividends that can be paid out during fiscal years 2009 through 2012, and discounted the resulting dividend stream to present values using a range of discount rates from 11.0% to 14.0%. As directed by IPC management, JPMorgan assumed a September 30 discounting date to discount annual dividends for the dividend discount model valuation of the run-off case. JPMorgan also calculated a range of terminal values for the run-off case at the end of the four-year period ending 2012 by applying an exit multiple range of 0.80x to 1.00x to projected December 31, 2012 book value and discounted the terminal value using a range of discount rates from 11.0% to 14.0%.

The analysis yielded the following implied equity value per share of IPC and Validus in the cases set forth below:

Implied Equity Value per Share — Dividend Discount Model
	IPC			Validus
	Monoline	Organic	Run-off	Adjusted Validus
	Case	Growth Case	Case	Standalone Case

High	$36	$41	$30	$36
Mid-point(1)	30	34	29	29
Low	25	29	28	25

(1)	Mid-point calculated using the mid-point of the discount rate range (12.5%) and the mid-point of the perpetuity growth rate range (2.0%).

JPMorgan then calculated (1) the ratio of the lowest implied equity value per share for IPC to the highest implied equity value per share for Validus, and (2) the ratio of the highest implied equity value per share for IPC to the lowest implied equity value per share for Validus to derive an implied exchange ratio range for a theoretical all-stock transaction as shown below, as compared to the equivalent all-stock exchange ratio of 1.3009x. In addition, JPMorgan calculated (1) the ratio of the lowest implied equity value per share for IPC less the aggregate cash consideration to the highest implied equity value per share for Validus, and (2) the ratio of the highest implied equity value per share for IPC less the aggregate cash consideration to the lowest implied equity value per share for Validus to derive an implied exchange ratio range adjusted for the aggregate cash consideration as shown below. This range was compared to the exchange ratio in the proposed Amalgamation of 0.9727x. Both analyses were repeated for the following combinations of projections for IPC and Validus: (1) the monoline case to the adjusted Validus standalone case and (2) the organic growth case to the adjusted Validus standalone case.

Implied Exchange Ratio Analysis Assuming Theoretical 100% Stock Transaction — Dividend Discount Model
	Exchange
	ratio

Monoline Case to Adjusted Validus Standalone Case
Highest IPC equity value per share to lowest Validus equity value per share	1.444	x
Lowest IPC equity value per share to highest Validus equity value per share	0.700
Organic Growth Case to Adjusted Validus Standalone Case
Highest IPC equity value per share to lowest Validus equity value per share	1.670	x
Lowest IPC equity value per share to highest Validus equity value per share	0.792

Implied Exchange Ratio Analysis Adjusted for Aggregate Cash Consideration — Dividend Discount Model
	Exchange
	ratio

Monoline Case to Adjusted Validus Standalone Case
Highest IPC adjusted equity value per share to lowest Validus equity value per share	1.141	x
Lowest IPC adjusted equity value per share to highest Validus equity value per share	0.494
Organic Growth Case to Adjusted Validus Standalone Case
Highest IPC adjusted equity value per share to lowest Validus equity value per share	1.367	x
Lowest IPC adjusted equity value per share to highest Validus equity value per share	0.586

Illustrative Value Creation Analysis.  JPMorgan also performed an illustrative value creation analysis with and without synergies. The equity value of the combined entity assuming no synergies is equal to the sum of the equity value of IPC standalone and Validus standalone based on the mid-point valuation derived from the dividend discount model analysis, less an aggregate of $500mm representing the total of the following amounts: (1) the aggregate cash consideration, (2) the $50mm Max break up fee and (3) an estimated $26.2mm of transaction expenses incurred after March 31, 2009. The implied equity value and equity value per share paid to the holders of the IPC Shares in the transaction is calculated as IPC shareholders’ pro rata share, as implied by the exchange ratio of 0.9727x, of the implied equity value and equity value per share of the combined entity plus the cash consideration of $7.50 per share. This analysis, assuming no synergies, was performed using the following combinations of projections for IPC and Validus to calculate the implied equity value of the combined entity:

•	For comparison to the monoline case for IPC stand-alone: sum of the monoline case and the adjusted Validus standalone case.

•	For comparison to the organic growth case for IPC stand-alone: sum of the organic growth case and the adjusted Validus standalone case.

•	For comparison to the run-off case for IPC stand-alone: sum of the run-off case and the adjusted Validus standalone case.

This analysis yielded the following:

Illustrative Value Creation Analysis — Assuming No Synergies	% Increase

Sum of Adjusted Validus Standalone Case and respective IPC standalone case, compared to
Organic Growth Case	3%
Monoline Case	12
Run-off Case	14

The value creation analysis was then repeated to include synergies. The equity value of the combined entity with synergies reflects the adjusted Validus combined case based on the mid-point valuation derived from the dividend discount model analysis. Implied value creation with respect to IPC was calculated by comparing (1) the implied equity value and equity value per share of IPC standalone for each of (a) the monoline case, (b) the organic growth case and (c) the run-off case to (2) IPC shareholders’ pro rata share, as implied by the exchange ratio of 0.9727x, of the implied equity value and equity value per share of the combined entity plus the cash consideration of $7.50 per share. This analysis yielded the following:

Illustrative Value Creation Analysis — Assuming Synergies	% Increase

Adjusted Validus Combined Case compared to
Organic Growth Case	17%
Monoline Case	34
Run-off Case	38

Certain Considerations.  The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, JPMorgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, JPMorgan considered the totality of the factors and analyses performed in determining its opinion and made its determination as to fairness based on its professional judgment and after considering the results of all its analyses. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by JPMorgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, JPMorgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to IPC or Validus (other than IPC or Validus, as applicable) and none of the selected transactions reviewed was identical to the Amalgamation. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of JPMorgan’s analyses, may be considered similar to those of IPC. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of JPMorgan’s analyses, may be considered similar to the Amalgamation. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to IPC or Validus and the transactions compared to the Amalgamation.

Engagement of JPMorgan

As a part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. JPMorgan was selected to advise IPC with respect to the Amalgamation and deliver an opinion to IPC’s board of directors with respect to the Amalgamation on the basis of such experience and its familiarity with IPC.

For services rendered in connection with the Amalgamation (including the delivery of its opinion), IPC has agreed to pay JPMorgan customary compensation in respect thereof, a substantial portion of which will become payable only if the proposed Amalgamation is consummated. Specifically, IPC agreed to pay JPMorgan an aggregate fee equal to 1.0% of the consideration in the transaction including the amount of IPC’s outstanding indebtedness immediately prior to the closing of the transaction. Based on the closing price of Validus Shares on August 5, 2009, the fee would be approximately $17.4 million. As of the date of this joint proxy statement/prospectus, $3.7 million of the fee has been paid. The remaining portion of the fee is payable upon the closing of a significant business combination transaction, including the Amalgamation with Validus. See The Amalgamation — Sources of Funds, Fees and Expenses. In addition, IPC has agreed to reimburse JPMorgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify JPMorgan against certain liabilities arising out of JPMorgan’s engagement by IPC, including liabilities arising under the federal securities laws. In certain circumstances, if the Amalgamation Agreement is terminated and IPC receives the termination fee as described in The Amalgamation Agreement — Termination of the Amalgamation Agreement, JPMorgan will be entitled to a portion of the termination fee IPC receives.

JPMorgan and its affiliates have had commercial or investment banking relationships with IPC and Validus in the past for which it and such affiliates have received customary compensation. For the two years preceding the date of JPMorgan’s opinion, such services have included an engagement to act as financial advisor to IPC in connection with its analysis and consideration of various potential strategic alternatives. That engagement resulted in JPMorgan’s engagement to act as IPC’s financial advisor in connection with the Amalgamation. In addition, JPMorgan’s commercial banking affiliate is a lender under the outstanding $500,000,000 senior credit facilities of IPC (the “IPC credit facility”), for which it receives customary compensation or other financial benefits. The IPC credit facility was amended in connection with the Amalgamation and such amendment resulted in the payment of customary compensation to JPMorgan’s affiliate and in certain of the terms under the IPC credit facility being amended to be more favorable to the lenders thereunder. JPMorgan’s commercial banking affiliate is lead arranger of Validus’ syndicated credit facility (the “Validus credit facility”), which includes a $200,000,000 three-year unsecured facility and a $500,000,000 five-year secured letter of credit facility, and such affiliate receives customary compensation and other financial benefits in connection with the Validus credit facility. The parties have entered into an amendment to the Validus credit facility in connection with the Amalgamation. Such amendment resulted in the payment of customary compensation to JPMorgan’s affiliate and, if the Amalgamation closes and the amendment becomes effective, will result in certain of the terms under the Validus credit facility being amended to be more favorable to the lenders thereunder. See The Amalgamation — Modification of Validus Credit Facilities — Validus Re Credit Facilities. JPMorgan acted as one of the underwriters for Validus’ initial public offering in July 2007, and it received customary compensation in connection therewith. JPMorgan’s services also include treasury and security services provided to Validus, for which JPMorgan receives customary compensation. For the two year period preceding the date of JPMorgan’s opinion, and disregarding the fees payable in connection with the Amalgamation as described in the preceding paragraph, the aggregate amount of compensation received by JPMorgan and its affiliates in respect of the matters described in this paragraph was approximately $1.4 million in the case of Validus and $0.3 million in the case of IPC.

In the ordinary course of their businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of IPC or Validus or certain of their affiliates for JPMorgan’s and/or such affiliates’s own accounts or for the accounts of their customers and, accordingly, they may at any time hold long or short positions in such securities.

Projected Financial Information

Certain financial projections prepared by, or as directed by, IPC’s management were considered by IPC’s board of directors in connection with its approval of and entry into the Amalgamation Agreement. Certain financial projections prepared by, or as directed by, Validus’ management were delivered to IPC and its advisors, were adjusted by, or as directed by, IPC’s management and as so adjusted were considered by IPC’s board of directors in connection with the Amalgamation. Summaries of the foregoing financial projections (the “financial projections”) are being provided herein solely because they were considered by, or used to prepare projections that were considered by, IPC’s board of directors in connection with the proposed Amalgamation.

The financial projections reflect numerous judgments, estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Validus’ and IPC’s respective businesses, all of which are difficult to predict and many of which are beyond control. The financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such projections, including the various risks set forth in IPC’s and Validus’ periodic reports and in the Risk Factors section of this joint proxy statement/prospectus. See also Forward-Looking Statements. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The projections cannot be considered a reliable predictor of future results and should not be relied upon as such. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year.

The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the proposed Amalgamation. The financial projections also do not take into account the effect of any failure to occur of the proposed Amalgamation and should not be viewed as accurate or continuing in that context. See Risk Factors — The Amalgamation remains subject to conditions and failure to complete the Amalgamation could negatively impact Validus and IPC.

The financial projections were prepared solely for use in connection with evaluating the potential transaction and not with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Validus’ nor IPC’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and deny any association with, the financial projections. The PricewaterhouseCoopers report included in this joint proxy statement/prospectus refers to Validus’ historical financial information. The PricewaterhouseCoopers report does not cover any other information in this joint proxy statement/prospectus and should not be read to do so.

The inclusion of the financial projections herein will not be deemed an admission or representation by Validus or IPC that they are viewed by Validus or IPC as material information of Validus or IPC or the combined entity. These projections are not included in this document in order to induce any holder of IPC Shares or Validus Shares to vote in favor of the proposals submitted to Validus’ and IPC’s respective shareholders as described in this joint proxy statement/prospectus. Neither Validus nor IPC intends to update or otherwise revise these projections to reflect circumstances existing since their preparation, to reflect the occurrence of unanticipated events even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

Projections Prepared by Validus.  Subject to the foregoing qualifications, the gross premiums written, net premiums written, loss ratio, combined ratio, net income and shareholders’ equity reflected below by fiscal year through the year 2013 were prepared by, or as directed by, Validus’ management and were delivered to IPC and its advisors. Each of the foregoing is set forth as projected based on the following cases: Validus’ standalone case and the Validus and IPC combined case.

Certain Projected Financial Information: Validus Standalone Case

Fiscal year ending December 31 ($ in millions):

	2009E	2010E	2011E	2012E	2013E

Gross premiums written	$1,584	$1,799	$1,914	$1,961	$2,009
Net premiums written	$1,415	$1,595	$1,683	$1,728	$1,775
Loss ratio	47.7%	48.9%	49.1%	49.2%	49.1%
Combined ratio	81.0%	81.6%	81.0%	80.5%	80.2%
Net income(1)	$486	$402	$448	$475	$497
Shareholders’ equity(1)	$2,269	$2,623	$3,023	$3,450	$3,899

(1)	Includes impact of assumed continuation of historical dividends.

Certain Projected Financial Information: Validus and IPC Combined Case

Fiscal year ending December 31 ($ in millions):

	2009E	2010E	2011E	2012E	2013E

Gross premiums written	$1,794	$2,463	$2,779	$2,915	$3,030
Net premiums written	$1,622	$2,232	$2,512	$2,637	$2,747
Loss ratio	45.1%	45.9%	45.9%	45.9%	45.8%
Combined ratio	74.8%	74.8%	73.6%	73.4%	72.9%
Net income(1)	$677	$766	$901	$964	$1,026
Shareholders’ equity(1)(2)	$4,077	$4,722	$5,501	$6,344	$7,250

(1)	Includes impact of assumed continuation of historical dividends.

(2)	Prepared on the basis of the Further Improved Validus Offer ($3.75 in cash and 1.1234 Validus Shares per IPC Share); not updated for the final amalgamation consideration of $7.50 in cash and 0.9727 Validus Shares per IPC Share.

Projections Reviewed by IPC’s Board of Directors.  Subject to the foregoing qualifications, the gross premiums written, net premiums written, loss ratio, combined ratio, net income and shareholders’ equity reflected below by fiscal year through the year 2013 and also for the year 2018 were reviewed by IPC’s board of directors. Each of the foregoing is set forth as projected based on the following cases (as each of the following cases is described in — Opinion of J.P. Morgan Securities Inc., Financial Advisor to IPC’s Board): IPC’s monoline case, IPC’s organic growth case, IPC’s run-off case (except that IPC’s run-off case shows projections only until 2012), the adjusted Validus standalone case and the adjusted Validus combined case. The adjusted Validus standalone case and the adjusted Validus combined case set forth below reflect (1) assumptions made to make the corresponding Validus projections comparable with those of IPC, specifically with respect to projected loss ratios for lines of business that are similar for the two companies and yield assumptions on investment portfolios and (2) other adjustments to loss ratio projections determined to be appropriate by IPC’s management.

Certain Projected Financial Information: IPC Monoline Case

Fiscal year ending December 31 ($ in millions):

	2009E	2010E	2011E	2012E	2013E	2018E

Gross premiums written	$395	$413	$413	$433	$455	$517
Net premiums written	$389	$399	$399	$419	$440	$500
Loss ratio	55.0%	55.0%	55.0%	55.0%	55.0%	55.0%
Combined ratio	74.1%	73.3%	73.5%	73.3%	73.1%	73.1%
Net income(1)	$242	$223	$222	$226	$232	$254
Shareholders’ equity(1)	$2,046	$2,103	$2,118	$2,124	$2,131	$2,313

(1)	Includes impact of capital management (share repurchases and assumed continuation of historical dividends)

Certain Projected Financial Information: IPC Organic Growth Case

Fiscal year ending December 31 ($ in millions):

	2009E	2010E	2011E	2012E	2013E	2018E

Gross premiums written	$453	$539	$587	$657	$706	$802
Net premiums written	$446	$514	$556	$618	$662	$752
Loss ratio	55.8%	56.1%	56.4%	56.3%	56.3%	56.3%
Combined ratio	75.1%	76.8%	78.0%	78.5%	78.2%	78.2%
Net income(1)	$245	$233	$246	$262	$281	$311
Shareholders’ equity(1)	$2,050	$2,192	$2,241	$2,323	$2,353	$2,643

(1)	Includes impact of capital management (share repurchases and assumed continuation of historical dividends)

Certain Projected Financial Information: IPC Run-Off Case

Fiscal year ending December 31 ($ in millions):

	2009E	2010E	2011E	2012E	2013E	2018E

Gross premiums written	$395	$0	$0	$0	—	—
Net premiums written	$389	$0	$0	$0	—	—
Loss ratio	55.0%	0.0%	0.0%	0.0%	—	—
Combined ratio	74.1%	0.0%	0.0%	0.0%	—	—
Net income	$196	$27	$2	$(1)	—	—
Shareholders’ equity	$2,037	$756	$241	$100	—	—

Certain Projected Financial Information: Adjusted Validus Standalone Case

Fiscal year ending December 31 ($ in millions):

	2009E	2010E	2011E	2012E	2013E	2018E

Gross premiums written	$1,584	$1,799	$1,914	$1,961	$2,009	$2,234
Net premiums written	$1,415	$1,595	$1,683	$1,728	$1,775	$1,978
Loss ratio	53.6%	55.7%	56.0%	56.0%	56.0%	56.0%
Combined ratio	86.6%	88.3%	87.8%	87.4%	87.1%	86.7%
Net income(1)	$293	$320	$359	$387	$412	$537
Shareholders’ equity(1)	$2,175	$2,428	$2,718	$3,032	$3,368	$5,382

(1)	Includes impact of capital management (assumed constant dividend per share growth rate).

Certain Projected Financial Information: Adjusted Validus Combined Case

Fiscal year ending December 31 ($ in millions):

	2009E	2010E	2011E	2012E	2013E	2018E

Gross premiums written	$2,037	$2,419	$2,684	$2,830	$2,956	$3,310
Net premiums written	$1,862	$2,190	$2,421	$2,555	$2,675	$3,001
Loss ratio	54.1%	55.4%	55.6%	55.5%	55.4%	55.4%
Combined ratio	83.9%	84.9%	84.2%	83.6%	83.0%	82.6%
Net income(1)	$490	$544	$627	$695	$755	$956
Shareholders’ equity(1)(2)	$3,678	$4,066	$4,427	$4,869	$5,296	$8,049

(1)	Includes impact of capital management (share repurchases and assumed constant dividend per share growth rate).

(2)	Prepared on the basis of Validus’ final offer ($7.50 in cash and 0.9727 Validus Shares per IPC Share).

Interests of Validus Directors and Executive Officers in the Amalgamation

The consummation of the Amalgamation will not be deemed to be a change in control impacting grants under any of Validus’ long-term incentive or stock option plans, or a change in control under any employment agreement between Validus and any of its employees. As a result, no options or other equity grants held by such persons will vest as a result of the Amalgamation.

Interests of IPC Directors and Executive Officers in the Amalgamation

Executive Officers and Directors

In considering the recommendations of IPC’s board of directors that IPC shareholders vote “FOR” the proposals regarding the Amalgamation, the IPC shareholders should be aware that executive officers, individually, and all the members of IPC’s board of directors as a group, have interests in the proposed Amalgamation that are different from, and/or in addition to, the interests of IPC shareholders generally. IPC’s board of directors was aware of and considered these differing interests and potential conflicts in recommending that the IPC shareholders vote “FOR” the proposals at the IPC special meeting.

Treatment of Outstanding IPC Equity Awards

Based on the number of outstanding options held by IPC officers as of August 4, 2009, the table below provides the number of IPC options Messrs. Bryce, Weale, Fallon and Cozens would surrender and the pro forma number of Validus options they would receive based on the closing price of Validus stock ($23.61) on August 4, 2009.

		Number of			Exercise Price per
		Securities		Number of	Validus Share
		underlying		Securities	purchasable upon
		Outstanding IPC	Exercise Price of	underlying New	exercise of New
	Date of Grant	Options	IPC Option	Validus Options	Validus Option
Mr. Bryce	January 2, 2002	35,000	$27.85	45,163	$21.58

	January 2,2003	30,000	$31.54	38,711	$24.44

	January 2, 2004	40,000	$38.90	51,614	$30.15

	January 3, 2005	40,000	$43.03	51,614	$33.35

	March 17, 2006	40,000	$28.00	51,614	$21.70

Mr. Weale	January 3, 2000	6,000	$15.38	7,742	$11.92

	January 2, 2001	6,000	$21.00	7,742	$16.27

	January 2, 2002	20,000	$27.85	25,807	$21.58

	January 2, 2003	15,000	$31.54	19,355	$24.44

	January 2, 2004	25,000	$38.90	32,259	$30.15

	January 3, 2005	25,000	$43.03	32,259	$33.35

	March 17, 2006	25,000	$28.00	32,259	$21.70

Mr. Fallon	January 2, 2002	6,250	$27.85	8,065	$21.58

	January 2, 2003	10,000	$31.54	12,904	$24.44

	January 2, 2004	18,750	$38.90	24,194	$30.15

	January 3, 2005	25,000	$43.03	32,259	$33.35

	March 17, 2006	25,000	$28.00	32,259	$21.70

Mr. Cozens	January 2, 2002	5,000	$27.85	6,452	$21.58

	January 2, 2003	7,500	$31.54	9,678	$24.44

	January 2, 2004	25,000	$38.90	32,259	$30.15

	January 3, 2005	25,000	$43.03	32,259	$33.35

	March 17, 2006	25,000	$28.00	32,259	$21.70

For additional information on how IPC’s officers’ IPC options will be converted into Validus options, and more generally, the treatment of IPC’s equity compensation awards, see The Amalgamation Agreement — Treatment of IPC Share Options and Other IPC Equity Awards on page 95.

IPC directors and officers hold unvested IPC share options, restricted shares, restricted share units and performance share units under the IPC 2007 Incentive Plan, the IPC 2005 Stock Option Plan and the IPC 2003 Stock Incentive Plan (“IPC Plans”). Given the percentage change in ownership of IPC shares as a result of the proposed Amalgamation, the Compensation Committee of IPC’s board of directors reviewed whether the Amalgamation would implicate the change in control provisions of the IPC Plans and concluded that the closing of the Amalgamation would be a change in control under the IPC Plans. In accordance with the terms of the IPC 2007 Incentive Plan, in the event an executive’s employment is terminated without “Cause” (as such term is defined in the IPC 2007 Incentive Plan) within 12 months following the closing of the proposed Amalgamation, the executive will fully vest in his unvested equity awards and any applicable transfer restrictions will lapse immediately. All equity awards granted under the IPC 2005 Stock Option Plan and the IPC 2003 Stock Incentive Plan will vest following the closing of the Amalgamation, as both plans provide for full vesting of equity awards in the event IPC undergoes a transaction that is a change in control.

Retirement and Consulting Agreement

Pursuant to the terms of his retirement and consulting agreement, James P. Bryce, IPC’s former Chief Executive Officer and President who retired on June 30, 2009, will provide consulting services to IPC until December 31, 2009 (the “initial consulting period”), unless the period is mutually extended by the parties. During the initial consulting period, Mr. Bryce will receive monthly consulting fees of $75,000, certain benefits (such as medical, life and disability) and reimbursement of expenses, including the cost of travel between Bermuda and his home. Upon his retirement, Mr. Bryce will receive the payments and benefits under his individual retirement and deferred compensation agreements and IPC’s Supplemental Executive Retirement Plan, in each case in accordance with the terms of the applicable agreement or plan. Mr. Bryce will also retain all of his rights to indemnification by virtue of his position as an officer or director of IPC or other affiliated entities and the benefits under any directors’ and officers’ liability insurance policy maintained by IPC.

Employment Agreements

Each of John R. Weale, Peter J. A. Cozens and Stephen F. Fallon has entered into an employment agreement. Given the percentage change in ownership of IPC shares as a result proposed Amalgamation, the Compensation Committee of IPC’s board of directors reviewed whether the proposed Amalgamation would trigger the change in control provisions of the employment agreements and concluded that the Amalgamation does constitute a change in control under those agreements. Assuming a termination without “Cause” (as such term is defined in the employment agreements) and a termination date of October 1, 2009, following the Amalgamation, the estimated cash severance benefits for Messrs. Weale, Cozens and Fallon under the employment agreements would be $1,798,500, $1,476,000 and $1,466,750, respectively. Additionally, assuming a termination date of October 1, 2009, following the Amalgamation, Messrs. Weale, Cozens and Fallon would be paid the retention bonuses pursuant to the terms of their employment agreements in the amounts of $646,250, $432,000 and $429,000, respectively. In accordance with the Amalgamation Agreement, Messrs. Weale, Cozens and Fallon will continue to be employed as officers of IPCRe at the annual salary and other terms set forth in their respective employment agreements.

Indemnification and Insurance

IPC maintains standard directors’ and officers’ liability insurance policies under which, pursuant to their respective retirement and employment agreements, Messrs. Bryce, Weale, Cozens and Fallon have rights to indemnification. In addition, each of IPC’s officers and directors has rights to indemnification by virtue of their positions as officers and/or directors of IPC. Further, the Amalgamation Agreement provides that such insurance and right to indemnification will be maintained following the Amalgamation. The parties executed the Amalgamation Agreement as a deed, and IPC’s current directors may separately sign the Amalgamation Agreement after the date of its execution by IPC, Validus and Validus Ltd. The IPC directors who separately execute the Amalgamation Agreement will be third-party beneficiaries to the Amalgamation Agreement entitled to enforce the terms of the Amalgamation Agreement relating to indemnity and expense reimbursement, the provision of tail insurance policies, and the applicability of such provisions to successor entities directly against IPC, Validus, Validus Ltd. and the combined entity. See The Amalgamation Agreement — Directors’ and Officers’ Insurance and Indemnification.

Voting Agreements

In connection with the Amalgamation Agreement, affiliates of Aquiline Capital Partners LLC, Vestar Capital Partners, and New Mountain Capital, LLC, which collectively owned approximately 38% of Validus Shares as of July 27, 2009, have agreed to vote in favor of the issuance of Validus Shares in connection with the Amalgamation. Each of the voting agreements will terminate upon the earlier of: (i) the mutual consent of IPC and a shareholder; (ii) the holding of a duly called meeting of the shareholders of Validus (or an adjournment or postponement thereof) relating to the approval of the issuance of Validus Shares in connection with the Amalgamation at which a shareholder is present and votes its Validus Shares in favor of such issuance; and (iii) the date of termination of the Amalgamation Agreement in accordance with its terms.

Modification of IPC Credit Facilities

In connection with entering into the Amalgamation Agreement, IPC and IPCRe entered into the Second Amendment and Limited Consent to Credit Agreement (the “Second Amendment”) with the Lenders party thereto (“Lenders”) and Wachovia Bank, National Association, as Administrative Agent, as of July 8, 2009. The Second Amendment relates to the Credit Agreement dated April 13, 2006, as amended, between IPC and IPCRe, the Lenders and Wachovia Bank, National Association (the “Credit Agreement”). The Second Amendment includes the required Lenders’ consent for IPC to enter into the Amalgamation Agreement, and includes certain amendments to the Credit Agreement.

Pursuant to the Second Amendment, the $250,000,000 senior unsecured tranche of the credit facility will be permanently terminated. In addition, the amendments increase the applicable interest rates and fees on the senior secured tranche of the credit facility, require IPC to fully cash collateralize its obligation under the senior secured tranche, and modify certain other terms. As amended, the events of default include, among other things, a change in control of the combined entity. Upon the consummation of the Amalgamation, IPC and IPCRe will no longer be required to comply with the financial covenants contained in the Credit Agreement.

Modification of Validus Credit Facilities

Talbot Credit Facility

On July 23, 2009, Validus, its wholly owned subsidiary Talbot Holdings Ltd. (“Talbot”) and the lenders executed Amendment No. 1 (“Talbot Amendment”) to the Standby Letter of Credit Facility, dated as of November 28, 2007 (the “Talbot Facility”), among Validus, Talbot, the lenders party thereto and Lloyds TSB Bank plc as agent. The Talbot Amendment will become effective upon the consummation of the Amalgamation and satisfaction or waiver of the other conditions contained therein.

The Talbot Amendment will amend the merger and investment covenants in the Talbot Facility to permit the Amalgamation. In addition, it will increase the fees on secured letters of credit from 0.25% per annum to 0.625% per annum and on unsecured letters of credit from a range of 0.40%-1.00% per annum to 3.00% per annum. It will also increase the commitment fee in respect of unused commitments from 0.10% per annum to 0.50% per annum. The initial minimum consolidated net worth level will be reset as 70% of Validus’ consolidated net worth, calculated using the pro forma balance sheet included herein under Unaudited Condensed Consolidated Pro Forma Financial Information. Certain other provisions of the Talbot Facility will be amended as set forth in the Talbot Amendment.

In the Talbot Amendment, Validus and Talbot will represent that, as of the date of consummation of the Amalgamation, certain representations and warranties in the Talbot Facility are true and correct in all material respects, no default or event of default under the Talbot Facility has occurred which is continuing and the financial strength rating assigned to Validus Re and IPCRe by A.M. Best is no lower than “A−”. Among the conditions to the effectiveness of the Talbot Amendment are the representations and warranties in the Talbot Amendment being true in all material respects, no default existing or resulting from the Amalgamation, the Amalgamation occurring no later than January 31, 2010 and payment of customary fees to the lenders.

This is a summary of the Talbot Amendment and does not purport to be complete. Reference is made to the full Talbot Amendment, which was filed as an exhibit to the Current Report on Form 8-K filed by Validus on July 27, 2009.

Validus Re Credit Facilities

On July 24, 2009, Validus, Validus Re and the lenders executed the Second Amendment (the “Validus Amendment”) to each of the Three-Year Unsecured Letter of Credit Facility Agreement, dated as of March 12, 2007 (as amended, the “Three-Year Facility”), and the Five-Year Secured Letter of Credit Facility Agreement, dated as of March 12, 2007 (as amended, the “Five-Year Facility” and together with the Three-Year Facility, the “Validus Facilities”), among Validus, Validus Re, the lenders party thereto, and JPMorgan Chase Bank, National Association, as administrative agent. The Validus Amendment will become effective upon the consummation of the Amalgamation and satisfaction or waiver of the other conditions contained therein. Validus paid customary fees in connection with the Validus Amendment. Consummation of the Amalgamation is conditioned upon Validus securing an amendment to its existing syndicated credit facilities as reasonably determined by the parties to permit the consummation of the Amalgamation pursuant to those facilities, or Validus otherwise obtaining a replacement facility.

The Validus Amendment will amend the merger and investment covenants in the Validus Facilities to permit the Amalgamation. In addition, with respect to the Five-Year Facility, it will increase the letter of credit fee from 0.25% per annum to 0.625% per annum and the commitment fee in respect of unused commitments from 0.08% per annum to 0.125% per annum. With respect to the Three-Year Facility, it will increase the letter of credit fee, commitment fee and interest rate margin pursuant to a grid based on ratings issued by Moody’s Investor Service, Inc. and Standard & Poor’s Ratings Group with respect to Validus. The initial minimum consolidated net worth level will be reset as 70% of Validus’ consolidated net worth, calculated using the pro forma balance sheet included under Unaudited Condensed Consolidated Pro Forma Financial Information. Certain other provisions of the Validus Facilities will be amended as set forth in the Validus Amendment.

In the Validus Amendment, Validus and Validus Re will represent that, as of the date of effectiveness of the Validus Amendment, the representations and warranties in the Validus Facilities (other than the representation regarding an absence of a material adverse effect) are true and correct in all material respects, no default or event of default under the Validus Facilities has occurred and is continuing and the financial strength rating assigned to Validus Re, IPCRe and each other rated regulated insurance company subsidiary that is material to Validus and its subsidiaries, taken as a whole, by A.M. Best is no lower than “A−”.

This is a summary of the Validus Amendment and does not purport to be complete. Reference is made to the full Validus Amendment, which was filed as an exhibit to the Current Report on Form 8-K filed by Validus on July 27, 2009.

Listing of Validus Shares

It is a condition to the closing of the Amalgamation that the Validus Shares issuable to IPC shareholders in the Amalgamation and the Validus Shares to be reserved for issuance upon the exercise of IPC options and the vesting of IPC Shares authorized to be issued under IPC’s outstanding equity compensation plans shall have been authorized for listing on the NYSE, subject to official notice of issuance.

Delisting of IPC Shares

Upon completion of the Amalgamation, IPC Shares, which are currently quoted on NASDAQ under the symbol “IPCR” and the Bermuda Stock Exchange under the symbol “IPCR BH”, will be delisted.

Dividends and Distributions

Each of Validus and IPC regularly pays a quarterly cash dividend, i.e., $0.20 per common share in Validus’ case and $0.22 per common share in IPC’s case. Validus expects to continue to pay its regular quarterly dividends consistent with past practice. Under the terms of the Amalgamation Agreement, before the Amalgamation closes, Validus and IPC are permitted to declare and pay ordinary course quarterly dividends on their common shares with record and payment dates consistent with past practice; provided that any such dividend is at a rate no greater than the rate it paid during the fiscal quarter immediately preceding the date of the Amalgamation Agreement, i.e., $0.20 per common share in Validus’ case and $0.22 per common share in IPC’s case.

Anticipated Accounting Treatment

The Amalgamation will be accounted for under the purchase method of accounting, with Validus treated as the accounting acquirer in accordance with FAS 141(R) under which the total consideration paid in the Amalgamation will be allocated among acquired tangible and intangible assets and assumed liabilities based on the fair values of the tangible and intangible assets acquired and liabilities assumed. In the event there is an excess of the total consideration paid in the Amalgamation over the fair values, the excess will be accounted for as goodwill. Intangible assets with definite lives will be amortized over their estimated useful lives. Goodwill resulting from the Amalgamation will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that management of Validus determines that the value of goodwill has become impaired, an accounting charge will be taken in the fiscal quarter in which such determination is made. In the event there is an excess of the fair values of the acquired assets and liabilities assumed over the total consideration paid in the Amalgamation, the excess will be accounted for as a gain to be recognized through the income statement at the consummation of the Amalgamation in accordance with FAS 141(R). Validus anticipates the Amalgamation will result in an excess of the fair values of the acquired assets and liabilities assumed over the total consideration paid.

Sources of Funds, Fees and Expenses

Validus estimates that the aggregate amalgamation consideration to be paid to IPC shareholders in connection with the Amalgamation will consist of approximately $423.8 million in cash and that number of Validus Shares determined in accordance with the exchange ratio. In addition, IPC shareholders will receive cash in lieu of any fractional Validus Shares to which they may be entitled. Validus expects to have sufficient cash and cash equivalents on hand to complete the Amalgamation, including to pay the cash component of the amalgamation consideration and any cash that may be required to be paid in respect of dissenters’ or appraisal rights and to pay fees, expenses and other related amounts.

It is anticipated that Validus and IPC will incur an aggregate of approximately $65.0 million in expenses in connection with the Amalgamation, including:

•	approximately $61.0 million in financial, legal, accounting and tax advisory fees;

•	approximately $0.1 million in SEC filing fees;

•	approximately $3.5 million in printing, solicitation and mailing expenses associated with this joint proxy statement/prospectus; and

•	approximately $0.4 million in miscellaneous expenses.

Whether or not the Amalgamation closes, all costs and expenses incurred in connection with the Amalgamation Agreement and the transactions contemplated thereby will be paid by the party incurring such expense, except as otherwise specifically provided in the Amalgamation Agreement, and except that expenses incurred in connection with filing, printing and mailing this joint proxy statement/prospectus and the registration statement on Form S-4 on which it forms a part shall be shared equally by Validus and IPC.

Validus engaged Greenhill as financial advisor with respect to its strategic process and the Amalgamation. In connection with Greenhill’s services to Validus, Validus has agreed to pay Greenhill an aggregate fee of $10.0 million, $2.75 million of which has already been paid and $7.25 million of which is contingent upon the consummation of a transaction or entry into a definitive agreement that subsequently results in a transaction. In addition, Validus will reimburse Greenhill for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel. Validus has also agreed to indemnify Greenhill and its affiliates in connection with Greenhill’s service as financial advisor against certain liabilities in connection with their engagement, including liabilities under the U.S. federal securities laws.

Validus has also engaged Dowling & Partners Securities, LLC (“Dowling”) as capital markets advisor with respect to the Amalgamation. In connection with Dowling’s services, Validus agreed to pay Dowling an aggregate fee of $2.0 million. Payment of the fee to Dowling is not conditioned on the successful consummation of the Amalgamation. In addition, Validus will reimburse Dowling for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel. Validus has also agreed to indemnify Dowling and its affiliates in connection with Dowling’s services against certain liabilities in connection with their engagement, including liabilities under the U.S. federal securities laws.

IPC’s board of directors engaged JPMorgan as its financial advisor with respect to its strategic process and the Amalgamation. In connection with JPMorgan’s services as financial advisor to IPC’s board of directors in connection with IPC’s strategic process and the Amalgamation, IPC agreed to pay JPMorgan an aggregate fee equal to 1.0% of the consideration in the transaction including the amount of IPC’s outstanding indebtedness immediately prior to the closing of the transaction. Based on the closing price of Validus Shares on August 5, 2009, the fee would be approximately $17.4 million. As of the date of this joint proxy statement/prospectus, $3.7 million of the fee has been paid. The remaining portion of the fee is payable upon the closing of a significant business combination transaction, including the Amalgamation with Validus.

As of July 8, 2009, four merchant banking funds affiliated with Greenhill owned an aggregate of 2,571,427 Validus Shares, and certain employees of Greenhill and its affiliates had interests in one or more of such funds.

Dissenters’ Rights of Appraisal for IPC Shareholders

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company or corporation, any shareholder of the Bermuda company is entitled to receive fair value for its shares. IPC’s board of directors considers the fair value for each IPC Share to be 0.9727 of one Validus Share and $7.50 in cash (less any applicable withholding taxes and without interest), which provides IPC shareholders with a value per IPC Share of $29.4830 as of the close of the trading day immediately preceding the public announcement of the proposed Amalgamation. Validus shareholders have no such appraisal rights in connection with the Amalgamation because Validus is not amalgamating.

Any IPC shareholder who is not satisfied that it has been offered fair value for its IPC Shares and whose shares are not voted in favor of the Amalgamation Agreement and the Amalgamation may exercise its appraisal rights under the Companies Act 1981 of Bermuda, as amended (the “Companies Act”) to have the fair value of its IPC Shares appraised by the Supreme Court of Bermuda. Persons owning beneficial interests in IPC Shares but who are not shareholders of record should note that only persons who are shareholders of record are entitled to make an application for appraisal. Any IPC shareholder intending to exercise appraisal rights MUST file its application for appraisal of the fair value of its IPC Shares with the Court within ONE MONTH after the date the notice convening the IPC special meeting is deemed to have been received. The notice delivered with this joint proxy statement/prospectus constitutes this notice. There are no statutory rules or published decisions of the Court prescribing the operation of the provisions of the Companies Act governing appraisal rights that are set forth in Section 106 of the Companies Act or the process of appraisal by the Court and there is uncertainty about the precise methodology that would be adopted by the Court in determining the fair value of shares in an appraisal application under the Companies Act.

If an IPC shareholder votes in favor of the Amalgamation Agreement and the Amalgamation at the IPC special meeting, such shareholder has no right to apply to the Court to appraise the fair value of its IPC Shares, and instead, pursuant to the terms of the Amalgamation Agreement, and as discussed in The Amalgamation Agreement — Amalgamation Consideration, each IPC Share held by such shareholder will be converted into the right to receive the amalgamation consideration. Voting against the Amalgamation, or not voting, will not in itself satisfy the requirements for notice and exercise of an IPC shareholder’s right to apply for appraisal of the fair value of its IPC Shares.

In any case where a registered holder of IPC Shares has made an appraisal application (a “dissenting shareholder”) in respect of the IPC Shares held by such dissenting shareholder (“dissenting shares”) and the Amalgamation has been made effective under Bermuda law prior to the Court’s appraisal of the fair value of such dissenting shares then, in the event that the fair value of the dissenting shares is later appraised by the Court, such dissenting shareholder shall be entitled to be paid an amount equal to the value of the dissenting shares appraised by the Court within one month of the Court’s appraisal.

In any case where the value of the dissenting shares held by a dissenting shareholder is appraised by the Court before the Amalgamation has been made effective under Bermuda law, then Validus will be required to pay the dissenting shareholder within one month of the Court’s appraisal an amount equal to the value of the dissenting shares appraised by the Court, unless the Amalgamation is terminated pursuant to the terms of the Amalgamation Agreement.

The payment to an IPC shareholder of the fair value of its IPC Shares as appraised by the Court could be less than, equal to or more than the value of the amalgamation consideration that the IPC shareholder would have received in the Amalgamation if such IPC shareholder had not exercised its appraisal rights in relation to its IPC Shares.

An IPC shareholder who has exercised appraisal rights has no right of appeal from an appraisal made by the Court. The responsibility for costs of any application to the Court under Section 106 of the Companies Act will be in the Court’s discretion.

The relevant portion of Section 106 of the Companies Act is as follows:

(6) Any shareholder who did not vote in favor of the amalgamation and who is not satisfied that he has been offered fair value for his shares may within one month of the giving of the notice referred to in subsection (2) apply to the Court to appraise the fair value of his shares.

(6A) Subject to subsection (6B), within one month of the Court appraising the fair value of any shares under subsection (6) the company shall be entitled either —

(a)	to pay to the dissenting shareholder an amount equal to the value of his shares as appraised by the Court; or

(b) to terminate the amalgamation in accordance with subsection (7).

(6B) Where the Court has appraised any shares under subsection (6) and the amalgamation has proceeded prior to the appraisal then, within one month of the Court appraising the value of the shares, if the amount paid to the dissenting shareholder for his shares is less than that appraised by the Court the amalgamated company shall pay to such shareholder the difference between the amount paid to him and the value appraised by the Court.

(6C) No appeal shall lie from an appraisal by the Court under this section.

(6D) The costs of any application to the Court under this section shall be in the discretion of the Court.

(7) An amalgamation agreement may provide that at any time before the issue of a certificate of amalgamation the agreement may be terminated by the directors of an amalgamating company, notwithstanding approval of the agreement by the shareholders of all or any of the amalgamating companies.

THE AMALGAMATION AGREEMENT

The following section contains summaries of selected material provisions of the Amalgamation Agreement. These summaries are qualified in their entirety by reference to the Amalgamation Agreement which is incorporated by reference in its entirety and attached to this joint proxy statement/prospectus as Annex A. You should read this document in its entirety because it, and not this joint proxy statement/prospectus, is the legal document that governs the Amalgamation.

The Amalgamation Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Validus, IPC or Validus Ltd. or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Amalgamation Agreement were made only for purposes of the Amalgamation Agreement and as of specific dates; were solely for the benefit of the parties to the Amalgamation Agreement; may be subject to limitations agreed upon by Validus, IPC and Validus Ltd., including being qualified by confidential disclosures between Validus and IPC made for the purposes of allocating contractual risk among Validus, IPC and Validus Ltd. instead of establishing these matters as facts (such disclosures include information that has been included in Validus’ and IPC’s public disclosures, as well as additional non-public information); and may be subject to standards of materiality applicable to Validus, IPC and Validus Ltd. that differ from those applicable to investors. Investors are not third party beneficiaries under the Amalgamation Agreement (except for the right to receive the amalgamation consideration from and after the consummation of the Amalgamation) and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Validus, IPC or Validus Ltd. or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Amalgamation Agreement, which subsequent information may or may not be fully reflected in Validus’ or IPC’s public disclosures or this joint proxy statement/prospectus.

Structure of the Amalgamation

Pursuant to the Amalgamation Agreement, IPC will amalgamate with Validus Ltd., a direct, wholly owned subsidiary of Validus, with the combined entity continuing as the surviving company and succeeding to and assuming all of the rights, properties, liabilities and obligations of IPC and Validus Ltd., if all the conditions provided in the Amalgamation Agreement, which are summarized in — Conditions to the Amalgamation, are satisfied or waived. The name of the combined entity will be “Validus Ltd.”

Upon closing of the Amalgamation, Validus Ltd.’s board of directors would consist of the directors serving on the board of directors of Validus Ltd. before the Amalgamation. Upon closing of the Amalgamation, the officers of Validus Ltd. will be the officers serving Validus Ltd. before the Amalgamation.

Also upon the effectiveness of the Amalgamation, Validus’ board of directors would consist of the directors serving on the board of directors of Validus before the Amalgamation.

Closing; Completion of the Amalgamation

The closing is expected to occur on the third business day after the satisfaction or waiver of all closing conditions, which are summarized in — Conditions to the Amalgamation, unless otherwise agreed in writing by the parties.

The Amalgamation will become effective on the date on which the certificate of Amalgamation is issued by the Registrar of Companies in Bermuda or such other time as the certificate of Amalgamation may provide. The application for the certificate of Amalgamation will be filed by IPC and Validus Ltd. with the Registrar of Companies in Bermuda on or prior to the closing date of the Amalgamation.

Amalgamation Consideration

At the effective time of the Amalgamation, the Amalgamation Agreement provides that each IPC Share issued and outstanding immediately prior to the effective time of the Amalgamation (including any shares held by IPC shareholders that do not vote in favor of the Amalgamation, but excluding any dissenting shares as to which appraisal rights have been exercised pursuant to Bermuda law, and excluding any shares held by Validus or its subsidiaries) will be converted into the right to receive, subject to adjustment as described below, for each IPC common share:

•	0.9727 Validus Shares (rounded down to the nearest whole number of Validus Shares in case there are any fractional shares);

•	$7.50 in cash (less any applicable withholding taxes and without interest); and

•	cash consideration in lieu of fractional shares.

This consideration is collectively referred to as the “amalgamation consideration.”

Fractional Shares

Validus will not issue any fractional Validus Shares in connection with the Amalgamation. Instead, any IPC shareholder who would otherwise have been entitled to a fraction of a Validus Share in connection with the Amalgamation will be paid, upon surrender of title to all IPC Shares held by such shareholder, an amount in cash (without interest) determined by multiplying such fraction by the average Validus share price (such average Validus share price is determined by valuing Validus Shares based on the volume weighted average price per Validus Share on the NYSE for the five consecutive trading days immediately preceding the second trading day prior to the date of closing of the Amalgamation).

Exchange of IPC Shares

Exchange Agent

Prior to the effective time of the Amalgamation, Validus will designate an exchange and paying agent (the “Exchange Agent”) reasonably acceptable to IPC, for the purpose of exchanging IPC Shares for the amalgamation consideration. Validus will deposit with the Exchange Agent, prior to, or at, the effective time of the Amalgamation, (1) certificates or, at Validus’ option, shares in book-entry form representing the Validus Shares to be exchanged in the Amalgamation, (2) a cash amount necessary for the Exchange Agent to make payments of the aggregate per share cash consideration, (3) cash in sufficient amount to pay any cash payable in lieu of fractional shares and (4) any dividends or distributions to which IPC shareholders may be entitled.

Exchange Process

As promptly as practicable after the effective time of the Amalgamation, Validus or the combined entity will cause the Exchange Agent to mail to each IPC shareholder a letter of transmittal and, if such holder holds IPC Shares in certificated form, instructions describing the procedures for surrendering IPC Shares in exchange for the amalgamation consideration. After the effective time of the Amalgamation, each holder of IPC Shares who surrenders title to such shares and delivers a duly executed letter of transmittal (if such holder holds IPC Shares in certificated form) together with any other documents reasonably required by the Exchange Agent, will be able to obtain the amalgamation consideration.

Unless otherwise required by law or Validus’ agreement with the Exchange Agent, any portion of the exchange fund held by the Exchange Agent that has not been distributed to IPC shareholders six months following the effective time of the Amalgamation will be delivered to Validus, upon demand, and after such transfer, any IPC shareholder may look only to Validus for payment of the amalgamation consideration and any dividends or distributions with respect to Validus Shares.

Treatment of IPC Share Options and Other IPC Equity Awards

At the effective time of the Amalgamation, all outstanding options to purchase IPC Shares will cease to represent a right to acquire IPC Shares and will automatically be converted into new options to purchase, on substantially similar terms, such number of Validus Shares and at an exercise price per share determined as follows:

•	Number of Shares: the number of Validus Shares will be equal to the product of (1) the number of IPC Shares subject to IPC share options immediately before the effective time of the Amalgamation and (2) the Option Exchange Ratio (as defined below), the product being rounded, if necessary, to the nearest whole share;

•	Exercise Price: the exercise price per Validus Share purchasable upon exercise of a converted option will be equal to (1) the per share exercise price of the IPC share option divided by (2) the Option Exchange Ratio (as defined below), the quotient being rounded, if necessary, to the nearest cent.

“Option Exchange Ratio” means the sum of (1) the exchange ratio plus (2) the quotient of (i) the per share cash consideration divided by (ii) the closing price of a Validus Share on the New York Stock Exchange on the last trading day immediately preceding the effective time of the Amalgamation.

The option adjustments shall (1) in the case of any IPC share option that is intended to be an “incentive stock option” under Section 422 of the Code, be determined in a manner consistent with the requirements of Section 424(a) of the Code and (2) in the case of any IPC share option that is not intended to be an “incentive stock option,” be determined in a manner consistent with the requirements of Section 409A of the Code.

At the effective time of the Amalgamation, any holder of an outstanding right of any kind to acquire or receive IPC Shares or share-based payments measured by the value of IPC Shares (other than options) will have such right automatically converted into the right to acquire or receive (1) a cash payment equal to the product of (i) the number of IPC Shares subject to such right immediately prior to the effective time and (ii) the per share cash consideration and (2) share-based payments measured by the value of (as the case may be) the number of Validus Shares equal to the product (rounded, if necessary, to the nearest whole number) of (i) the number of IPC Shares subject to such right immediately prior to the effective time and (ii) the exchange ratio. Validus Shares received for such IPC Shares will remain subject to the same restrictions that applied before the Amalgamation was effective and will otherwise have the same terms and conditions (taking into account any accelerated vesting thereunder) as were applicable before the effective time of the Amalgamation.

At the effective time of the Amalgamation, each performance share unit granted under any IPC share plan or any other IPC benefit plan shall be deemed to be converted into the right to acquire or receive (1) a cash payment equal to the product of (i) the number of IPC Shares subject to such performance share unit immediately prior to the effective time and (ii) the per share cash consideration and (2) the number of Validus Shares equal to the product (rounded, if necessary, to the nearest whole number) of (i) the number of IPC Shares to which each performance share unit relates immediately prior to the effective time and (ii) the exchange ratio. Subject to certain exceptions, Validus Shares received for such IPC Shares will remain subject to the same restrictions that applied before the Amalgamation was effective and will otherwise have the same terms and conditions (including by taking into account any accelerated vesting thereunder) as were applicable before the effective time of the Amalgamation.

Representations and Warranties of the Parties in the Amalgamation Agreement

The Amalgamation Agreement contains various customary representations and warranties of IPC and Validus (and Validus Ltd. with respect to specified sections) relating to, among other things:

•	organization, good standing and corporate power;

•	capital structure;

•	authorization to enter into, and enforceability of, the Amalgamation Agreement;

•	the absence of conflicts with, or violations of, (1) organizational documents, (2) applicable law or (3) material agreements, indentures or other instruments, in each case as a result of the Amalgamation or entry into the Amalgamation Agreement;

•	the filing, accuracy and completeness of SEC reports, the preparation and presentation of financial statements, and the absence of undisclosed liabilities;

•	compliance with applicable laws and reporting requirements;

•	absence of material pending or threatened legal and arbitration proceedings and investigations;

•	tax matters;

•	absence of certain changes or events in the business or condition of each party;

•	approvals of the respective boards of directors in connection with the Amalgamation;

•	the required vote of shareholders;

•	agreements with regulatory agencies or governmental authorities;

•	insurance matters, including statements and reports filed with applicable insurance regulatory authorities;

•	investments and derivatives;

•	material and intercompany contracts;

•	employee benefits and executive compensation;

•	labor relations and other employment matters;

•	intellectual property;

•	real and leased properties;

•	broker’s fees payable in connection with the Amalgamation;

•	investment advisor status;

•	the opinion of each party’s financial advisor as to fairness from a financial point of view;

•	inapplicability of takeover statutes to the Amalgamation; and

•	with respect to IPC only, absence of any IPC liability in connection with termination of the Max Amalgamation Agreement (other than payment of the Max Termination Fee).

Some of the representations and warranties of Validus, Validus Ltd. and IPC in the Amalgamation Agreement are qualified by knowledge, materiality thresholds, or a “material adverse effect” clause. In addition, all such representations and warranties are qualified by the parties’ disclosures filed with the SEC after January 1, 2008 and prior to July 9, 2009. For purposes of the Amalgamation Agreement, the “material adverse effect” clause and its related definition contemplate any change, state of facts, circumstance, event or effect that is materially adverse to (A) the financial condition, properties, assets, liabilities, obligations (whether accrued, absolute, contingent or otherwise), businesses or results of operations of a party and its subsidiaries, taken as whole, except any such effect to the extent resulting from any of the following is excluded from the definition of material adverse effect:

•	the execution, delivery and announcement of the Amalgamation Agreement and the transactions contemplated thereby;

•	changes in economic, market, business, regulatory or political conditions generally in the United States or in Bermuda or any other jurisdiction in which such party operates or in the Bermudian, U.S. or global financial markets except to the extent such changes have a materially disproportionate effect on a party relative to other similarly situated persons in the property and casualty insurance and reinsurance industry;

•	changes, circumstances or events generally affecting the property and casualty insurance and reinsurance industries in the geographic areas in which such party operates, except to the extent such changes have a materially disproportionate effect on such party relative to other similarly situated persons in the property and casualty insurance and reinsurance industry;

•	changes, circumstances or events resulting in liabilities under property catastrophe reinsurance, including any effects resulting from any earthquake, hurricane, tornado, windstorm, terrorist act, act of war or other natural or man-made disaster;

•	changes in any applicable law, except to the extent such changes have a materially disproportionate effect on a party relative to other similarly situated persons in the property and casualty insurance and reinsurance industry;

•	changes in generally accepted accounting principles or in statutory accounting principles (or local equivalents in the applicable jurisdiction) prescribed by the applicable insurance regulatory authority, including accounting and financial reporting pronouncements by the Bermuda Monetary Authority (the “BMA”), the SEC, the National Association of Insurance Commissioners and the Financial Accounting Standards Board, except to the extent such changes have a materially disproportionate effect on a party relative to other similarly situated persons in the property and casualty insurance and reinsurance industry;

•	any change or announcement of a potential change in its or any of its subsidiaries’ credit or claims-paying rating or A.M. Best rating or the ratings of any of its or its subsidiaries’ businesses or securities, but not excluding the underlying cause of such change or announcement;

•	a change in the trading prices or volume of such party’s capital shares, but not excluding the underlying cause of such a change;

•	the failure to meet any revenue, earnings or other projections, forecasts or predictions for any period ending after the date of the Amalgamation Agreement, but not excluding the underlying cause of such failure;

•	the commencement, occurrence or continuation of any war or armed hostilities except to the extent any such changes have a materially disproportionate effect on a party relative to other similarly situated persons in the property and casualty insurance and reinsurance industry;

•	any action or failure to act required to be taken by a party pursuant to the terms of the Amalgamation Agreement; or

•	any change, state of facts, circumstance, event or effect in connection with (1) the Max Amalgamation Agreement and the transactions contemplated thereby or (2) the amalgamation offer, offer to exchange or scheme of arrangement proposed by Validus in connection with a proposed unsolicited transaction with IPC that, in the case of each of clauses (1) and (2), has been publicly disclosed by IPC in a filing with the SEC made prior to 5:30 p.m., New York City time, at least one business day prior to the date of the Amalgamation Agreement;

and/or (B) the ability of a party to perform its obligations under the Amalgamation Agreement or to consummate the transactions contemplated thereby on a timely basis.

In most instances, the representations and warranties of Validus, Validus Ltd. and IPC in the Amalgamation Agreement that are qualified by “material adverse effect” are qualified only to the extent the failure of such representations or warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a “material adverse effect” on Validus, Validus Ltd. or IPC, as the case may be.

Conduct of Business Pending the Closing of the Amalgamation

The Amalgamation Agreement requires that each of IPC and Validus, subject to certain exceptions, as consented to in writing by the other party or as expressly noted below as solely applicable to IPC and its subsidiaries during the period from the signing of the Amalgamation Agreement to the effective time of the Amalgamation, it and its subsidiaries, among other things, (1) will conduct its respective businesses in the ordinary course consistent with past practice and use commercially reasonable efforts to preserve intact its business organization, maintain permits and licenses and preserve relationships with its employees, customers, policyholders, reinsureds, retrocedents, agents, administrators, lenders, investment advisors and managers, regulators, financing providers and others having business dealings with it and (2) will not:

•	declare or pay any dividend or make other distributions, with limited exceptions including dividends to wholly owned subsidiaries and ordinary course quarterly dividends on its common shares or (in the case of Validus) warrants with record and payment dates consistent with past practice and at a rate no greater than the rate it paid in the fiscal quarter immediately preceding the date of the Amalgamation Agreement and except that IPC may declare and pay a one-time dividend in an aggregate amount not to exceed any reduction in the termination fee under the Max Amalgamation Agreement;

•	split, combine or reclassify, or propose to split, combine or reclassify, any of its share capital, or issue or authorize or propose the issuance or authorization of any other securities in respect of, in lieu of or in substitution for, shares of its share capital;

•	repurchase, redeem or otherwise acquire any shares of its or any of its subsidiaries’ share capital or any securities convertible into or exercisable for any such shares, other than repurchases, redemptions or acquisitions by a wholly owned subsidiary of share capital or such other securities, as the case may be, of another of its wholly owned subsidiaries;

•	issue, deliver or sell any shares of any class of its capital shares, any voting debt, any share appreciation rights or any securities convertible into, or exercisable or exchangeable for, any rights, warrants or options to acquire such shares or voting debt, other than Validus’ or IPC’s issuance of Validus Shares or IPC Shares, as applicable, as required by its existing equity benefit plans, issuances by any of its wholly owned subsidiaries to it or to another of its wholly owned subsidiaries and issuances by Validus of Validus Shares in connection with consummation of the Amalgamation;

•	amend or propose to amend its organizational documents or those of any of its subsidiaries, except as provided in the Amalgamation Agreement;

•	with respect to IPC and its subsidiaries, with limited exceptions, including transactions relating to IPC’s investment assets in accordance with IPC’s investment policy, acquire or agree to acquire any equity interests in or a substantial portion of the assets of any other entity or any material assets, rights or properties, or sell, dispose or otherwise encumber any of its assets, rights or properties;

•	amend, modify or terminate any material contract (as defined in the Amalgamation Agreement), or cancel, modify or waive any debts or claims held by it under, or in connection with, any material contract;

•	enter into any contract or other agreement that would have been a material contract had it been entered into before entering into the Amalgamation Agreement;

•	fail to comply with its investment policy, or amend, modify or otherwise change its investment policy in any material respect, except as may be required by (or, in its reasonable good-faith judgment, advisable under) generally accepted accounting principles or in statutory accounting principles prescribed by applicable law;

•	enter into, purchase, sell, amend or modify any derivative contract other than in the ordinary course of business consistent with past practice and its investment policy;

•	voluntarily forfeit, abandon, modify, waive, terminate or otherwise change any of its material permits;

•	take any action with the knowledge and intent that it would result in any of the conditions to the Amalgamation Agreement not being satisfied;

•	take any action that would materially adversely affect the ability of the parties to obtain any of the regulatory approvals;

•	change its methods of accounting except as required by changes in applicable laws, generally accepted accounting principles or in applicable statutory accounting principles or as disclosed in filings with the SEC made prior to July 9, 2009;

•	make, change or revoke any material tax election, file any amended tax return, settle any tax claim, audit action or investigation or change its method of tax accounting (except, with respect to any amended return or any change in the accounting method, as required by changes in law (or any taxing authority’s interpretation thereof)), in each case, if such action would increase any of its tax liabilities by a material amount;

•	alter or amend in any material respect its investment policy or any existing underwriting, claim handling and related financial protection, or the methods, guidelines or policies or any material assumptions underlying such practices, except as may be required by (or, in its reasonable good-faith judgment, advisable under) generally accepted accounting principles or in applicable statutory accounting principles or by any governmental entity or applicable laws;

•	adopt any plan of complete or partial liquidation or dissolution, restructuring, recapitalization or reorganization;

•	incur, create or assume any indebtedness for borrowed money (or modify any of the material terms of any such outstanding indebtedness), other than (1) in replacement of existing or maturing debt, (2) in connection with amending existing indebtedness agreements in connection with the Amalgamation Agreement, (3) in the ordinary course of the insurance or reinsurance business and (4) draw-downs pursuant to existing credit facilities and letters of credit;

•	grant, extend, waive or modify any material rights in or dispose of any material intellectual property rights, subject to limited exceptions for Validus and its subsidiaries;

•	settle or compromise any legal proceedings (excluding any amounts previously reserved for such matters in its latest audited balance sheet filed with the SEC and any insurance coverage applicable thereto), other than any settlement or compromise that does not exceed $1 million that involves only monetary and/or disclosure-based relief or that arises from ordinary course claims for insurance under insurance or reinsurance contracts issued by a party’s subsidiary;

•	with respect to IPC and its subsidiaries, enter into, adopt, amend or terminate any of its benefit plans, subject to limited exceptions, including taking such actions in the ordinary course of business consistent with past practice;

•	with respect to IPC and its subsidiaries, except as required by its existing benefit plans, increase compensation or fringe benefits of any director, officer, employee, independent contractor or consultant, or pay any benefit not required by any benefit plan, subject to certain limited exceptions;

•	with respect to IPC and its subsidiaries, enter into or renew any contract providing for payment to any director, officer, employee, independent contractor or consultant of compensation or benefits contingent upon the occurrence of the Amalgamation;

•	with respect to Validus and its subsidiaries, enter into, adopt, amend or terminate any of its benefit plans, subject to limited exceptions; or

•	agree to or make any commitment to take or authorize, any of the actions described above.

Notwithstanding the restrictions described above, Validus may engage in certain transactions with a value, in the aggregate, of up to $150 million, including the issuance of shares or voting debt (provided that any such issuance of shares or voting debt would not be reasonably expected to be adverse in any material respect to persons who are shareholders of IPC immediately prior to the effective time of the Amalgamation, and such limitation shall not apply to any such issuances for which another exception is expressly provided in the Amalgamation Agreement), amendments to its memorandum of association or bye-laws, amendments to material contracts, transactions in derivatives, the incurrence of indebtedness, and the disposition of intellectual property rights.

Existing Credit Facilities

Validus may determine in its reasonable discretion to obtain Replacement Financing. In such a case, IPC and Validus will use commercially reasonable efforts to cooperate with each other in connection with the arrangement and consummation of any such Replacement Financing including, in the case of IPC, taking such actions as are reasonably requested by Validus; provided that (1) neither party is required to cooperate if such cooperation would unreasonably interfere with the ongoing operations of itself or its subsidiaries prior to the effective time of the Amalgamation, (2) no party or any of its subsidiaries will be required to incur any liability under such Replacement Financing prior to the effective time of the Amalgamation unless such liability is contingent upon the occurrence of the Amalgamation and not material to IPC and its subsidiaries (after giving effect to the Amalgamation), and (3) IPC and Validus will be solely responsible for their respective costs and expenses incurred in connection with such cooperation. A failure to obtain such Replacement Financing will not affect the obligations of the parties to consummate the Amalgamation.

Access to Information; Confidentiality

The Amalgamation Agreement requires that each of Validus and IPC provide to the officers, employees and representatives of the other party access, during normal business hours prior to the effective time of the Amalgamation, to all of its properties, books, contracts, records and officers and all other information concerning its business, properties and personnel as such other party may reasonably request, subject to certain restrictions. The parties will hold any such information in confidence to the extent required by, and in accordance with, the provisions of the Amalgamation Agreement.

Agreements to Use Commercially Reasonable Efforts

Subject to the terms and conditions of the Amalgamation Agreement, the Amalgamation Agreement requires that each of Validus and IPC use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable under the Amalgamation Agreement and applicable laws to consummate the Amalgamation and the other transactions contemplated by the Amalgamation Agreement as promptly as practicable after the date of the Amalgamation Agreement, including:

•	preparing and filing all documentation to effect all necessary applications, notices, filings and other documents and to obtain all required regulatory approvals and all other consents;

•	obtaining all amendments or waivers under Validus’ credit facilities as required by the Amalgamation Agreement;

•	to the extent permissible under applicable laws, supplying any additional information and documentary material that may be requested pursuant to applicable laws or by applicable authorities and causing the expiration of applicable waiting periods, or cause the receipt of all consents from governmental entities or required under applicable law as soon as practicable;

•	to the extent permissible under applicable laws, cooperating in all respects with the other party in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by any private party;

•	to the extent permissible under applicable laws, keeping the other party apprised of the status of matters relating to completion of the transactions contemplated by the Amalgamation Agreement and promptly informing the other party of (and upon reasonable request providing copies of) any communication in connection with any governmental entity and of any material communication in connection with any proceeding by any private party;

•	to the extent permissible under applicable laws, permitting the other party or its legal counsel to review prior to submission any communication with a governmental entity or in connection with a proceeding with a private party;

•	to the extent permissible under applicable laws, consulting with the other party in advance of, and to the extent possible (including to the extent permitted by a governmental entity or other person) allowing the other party to participate in, any meeting, conference, conference call, discussion or communication with, any such governmental entity or, in connection with any proceeding by any private party, with any other person; and

•	taking all reasonable actions to ensure that no takeover statute or similar regulation is or becomes applicable to the Amalgamation, and if such regulation becomes applicable, ensuring that the Amalgamation is consummated as soon as possible as to minimize the effect of such regulation.

Additionally, IPC will take such actions as are necessary to amend its bye-laws to reflect the IPC bye-law amendment as outlined in the Amalgamation Agreement; provided that such bye-law amendment is approved by IPC’s shareholders.

However, neither IPC nor Validus or their respective subsidiaries may, without the prior written consent of the other party, (1) consent to any action for the purpose of obtaining the regulatory approvals or (2) be required to consent to any restriction for the purpose of obtaining the regulatory approvals, in each case, which would be effective prior to the effective time of the Amalgamation or which would not be immaterial to Validus and its subsidiaries taken together after the Amalgamation.

Restrictions on Change in Recommendation by the Boards of Directors of IPC or Validus

The boards of directors of IPC or Validus may not withdraw or modify, in any manner adverse to the other party, its recommendations in connection with the Amalgamation except if such board has concluded in good faith, after consultation with its outside counsel and financial advisors, that such action is reasonably likely to be required in order for the directors to comply with their fiduciary duties under applicable law, and such party has not materially breached its obligations with respect to changing its recommendation. Before a party can change its recommendation with respect to the Amalgamation, it must provide advance written notice of such change to the other party and give the other party five business days to agree to alter the terms and conditions of the Amalgamation Agreement in a manner that removes the need for the applicable board of directors to change its recommendation in order to prevent a breach of its fiduciary duties. Additionally, IPC must comply with certain other procedures in order for the IPC board of directors to change its recommendation of the Amalgamation in light of any Acquisition Proposal from any third party, as described under — Restrictions on Solicitation of Acquisition Proposals by IPC.

Even if IPC or Validus has had a change in recommendation, each will still be required to submit such matters to the respective shareholders’ meeting unless the Amalgamation Agreement is terminated for another reason.

Restrictions on Solicitation of Acquisition Proposals by IPC

The Amalgamation Agreement precludes IPC and each of its subsidiaries and advisors from, directly or indirectly, initiating, soliciting, encouraging or facilitating (including by providing information) any effort or attempt to make or implement any proposal or offer with respect to an amalgamation, merger, reorganization, consolidation, business combination recapitalization, liquidation, dissolution or similar transaction involving it or any of its subsidiaries or any share exchange, purchase or sale involving 10% or more of its consolidated assets (including, without limitation, shares of its subsidiaries), or purchase or sale of, or tender or exchange offer for, 10% or more of its total voting power or the voting power of any of its subsidiaries (an “Acquisition Proposal”). Additionally, except as described below, IPC and each of its subsidiaries may not, and each shall use its respective commercially reasonable efforts to prevent its advisors from, directly or indirectly: (1) having, participating or otherwise engaging in any discussions or negotiations with, or providing any confidential information or data to, any person relating to an Acquisition Proposal; (2) approving or recommending, or proposing to approve or recommend, any Acquisition Proposal or submitting an Acquisition Proposal to a vote of its shareholders; or (3) approving, recommending or proposing to approve or recommend, or executing or entering into, any letter of intent, agreement in principle, merger agreement, amalgamation agreement, asset purchase or share exchange agreement, option agreement or other similar agreement related to, any Acquisition

Proposal; provided, that IPC and each of its subsidiaries and advisors may, if IPC’s board of directors concludes in good faith that such action is reasonably likely to be required in order for such directors to comply with their fiduciary duties under applicable law and IPC complies with certain notification and confidentiality requirements described below, participate or otherwise engage in discussions with or provide confidential information or data relating to an Acquisition Proposal.

IPC must provide Validus with written notice within 24 hours of the receipt of any Acquisition Proposal or request that could reasonably be related to an Acquisition Proposal from a third party indicating the identity of the third party making such Acquisition Proposal and the material terms and conditions of any such Acquisition Proposal and any related documentation and correspondence. In addition, IPC must keep Validus reasonably informed of the status and terms of any such Acquisition Proposal or request (including any material changes to the terms of the Acquisition Proposal).

If, prior to the required shareholder vote of IPC, the board of directors of IPC concludes that an unsolicited bona fide written Acquisition Proposal in respect of IPC is a superior proposal (as defined below), after giving effect to all adjustments to the Amalgamation Agreement that may be offered by Validus, it may make a change to its recommendation; provided that it must first (1) give Validus written notice indicating that it has received an Acquisition Proposal that could reasonably be likely to constitute a superior proposal and specifying the identity of the person making such Acquisition Proposal as well as the material terms of such Acquisition Proposal and (2) allow Validus five business days, during which period IPC and its advisors shall negotiate in good faith with Validus, to agree to alter the terms and conditions of the Amalgamation Agreement in a manner that removes the need for the applicable board of directors to change its recommendation in order to prevent a breach of its fiduciary duties. The term “superior proposal” means a bona fide unsolicited written Acquisition Proposal, which did not result from a breach by IPC of its obligations under the Amalgamation Agreement regarding Acquisition Proposals (as summarized above), that would result in any person beneficially owning securities representing 50% or more of the voting power of IPC, the voting power of any of its subsidiaries or all or substantially all of IPC’s assets which the board of directors of IPC concludes in good faith (after consultation with its outside legal counsel and financial advisors (taking into account the legal, financial, regulatory, timing and other aspects of the Acquisition Proposal and the person making the Acquisition Proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation)) is in the long-term best interests of IPC, including its shareholders, employees, communities and other stakeholders, taking into account the long-term strategic prospects and other benefits of the transactions contemplated by the Amalgamation Agreement and (1) is more favorable to IPC, its shareholders and other constituencies, (2) is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals and otherwise reasonably capable of being completed on the terms proposed, and (3) could be reasonably likely to require the board of directors of IPC to change its recommendation with respect to the Amalgamation, in order to comply with its fiduciary duties under applicable law.

Validus is not subject to the provisions of the Amalgamation Agreement relating to the solicitation of Acquisition Proposals.

As summarized in — Termination of the Amalgamation Agreement — Effects of Termination; Remedies, under certain circumstances (among others) as described in the Amalgamation Agreement, if within 12 months of the termination of the Amalgamation Agreement, either IPC or Validus enters into or consummates an acquisition transaction (as defined below) with a person (or such person’s affiliate) that made an Acquisition Proposal to IPC or Validus, as the case may be, after the date of the Amalgamation Agreement and prior to the relevant party’s shareholder meeting, then the party entering such acquisition transaction with such person will be liable to the other party for a termination fee of $16 million upon the earlier of the date of execution or consummation of such agreement for the acquisition transaction. In addition, IPC may be required to pay the Reimbursement Amount to Validus (see — Repayment or Retention of the Reimbursement Amount). The term “acquisition transaction” means, with respect to any person, any amalgamation, merger reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it or any of its subsidiaries or any purchase or sale of 35% of more of the consolidated assets (including stock of its subsidiaries) of it and its subsidiaries, taken as a whole, or any purchase or sale of, or tender or exchange offer for, its voting securities that, if consummated, would result in any person (or the shareholders of such person) beneficially owning securities representing 35% or more of its total voting power or the voting power of any of its subsidiaries.

Expenses

Whether or not the Amalgamation is consummated, all costs and expenses incurred in connection with the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement will be paid by the party incurring such expense, except as otherwise expressly described in the Amalgamation Agreement, and except that IPC and Validus will share equally any expenses incurred in connection with the filing, printing and mailing of the joint proxy statement/prospectus.

Directors’ and Officers’ Insurance and Indemnification

Validus (or, at IPC’s option prior to the effective time, IPC) will purchase a tail policy in respect of IPC’s current officers’ and directors’ insurance with regard to any actions occurring prior to the effective time of the Amalgamation for six years from the effective time of the Amalgamation. Subject to certain limitations set forth in the Amalgamation Agreement, such tail policy will cover IPC’s directors and officers to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the Amalgamation Agreement. After the effective time of the amalgamation, Validus has agreed to cause the combined entity to indemnify, defend and hold harmless the current directors and officers of IPC to the fullest extent permitted by law and the former directors and officers of IPC to the extent permitted by the bye-laws of IPC and the combined entity immediately prior to the effective time of the Amalgamation Agreement. The combined entity will also make advances to current and former directors and officers of IPC to the same extent that such persons have the right to advancement of expenses as of July 9, 2009 (the date of the Amalgamation Agreement). Except as required by applicable law, and until such time as the period under which a claim against any indemnified party with respect to any acts or omissions by any such indemnified party occurring at or prior to the effective time of the Amalgamation shall have expired, Validus shall not, and shall not permit any of its subsidiaries to, amend or eliminate the indemnification or advancement provisions of the bye-laws of the combined entity in any manner adverse to the indemnified parties. The parties executed the Amalgamation Agreement as a deed, and IPC’s current directors may separately sign the Amalgamation Agreement after the date of its execution by IPC, Validus and Validus Ltd. The IPC directors who separately execute the Amalgamation Agreement will be third-party beneficiaries to the Amalgamation Agreement entitled to enforce the terms of the Amalgamation Agreement relating to indemnity and expense reimbursement, the provision of tail insurance policies, and the applicability of such provisions to successor entities directly against IPC, Validus, Validus Ltd. and the combined entity.

Employee Benefits

As of the effective time of the Amalgamation, Validus will (or will cause its subsidiaries to) continue to employ each person employed by IPC or Validus and any of their respective subsidiaries as of the effective time of the Amalgamation. Except as outlined below, nothing contained in the Amalgamation Agreement will restrict Validus in the future in the exercise of its independent, good faith business judgment as to the terms and conditions under which such employment will continue, the duration of such employment, the basis on which such employment is terminated or the benefits provided to any employees.

For a period of not less than one year following the closing date of the Amalgamation, Validus will (or will cause its subsidiaries to) make available employee benefits and compensation opportunities substantially comparable in the aggregate to the employee benefits and compensation opportunities in effect for such individuals that have been employed by Validus from IPC or the applicable IPC subsidiary immediately prior to the closing of the Amalgamation.

Validus and its subsidiaries will ensure that any compensation and benefit plan in which employees are eligible to participate after the closing of the Amalgamation will give credit (except for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits) to service by the employees with IPC and any of its subsidiaries, before the closing of the Amalgamation, to the same extent such service was credited prior to the closing of the Amalgamation under a comparable compensation and benefit plan of IPC.

From and after the closing of the Amalgamation, Validus will honor all IPC benefit plans, in each case in accordance with their terms as in effect immediately prior to the closing of the Amalgamation; provided that nothing in the Amalgamation Agreement will limit the right of Validus to amend or terminate any such plan in accordance with its terms.

Prior to the closing date of the Amalgamation, the Amalgamation Agreement permits IPC’s compensation committee to adopt a severance benefit plan providing for severance payments to employees of IPC and IPCRe employed as of the date of the Amalgamation Agreement, other than any employee with the title of executive vice president or higher or any individual that is a party to an employment or consulting agreement. The severance plan may provide for severance protection upon (a) a termination without “cause” (as defined in the severance plan), (b) a significant and substantial reduction in benefits, (c) a significant and substantial reduction in compensation rate, or (d) a forced relocation, in each case within 12 months following a change of control of IPC or IPCRe, in an amount equal to (i) 50% of such employee’s annual base salary, as measured in the year of termination (or three weeks’ base salary, as measured in the year of termination, per year of service, if higher), (ii) 50% of such employee’s annual housing allowance (other than for non-officers), as measured in the year of termination, (iii) a pro-rated annual bonus (other than for non-officers), and (iv) six months’ medical insurance coverage (or cash in lieu thereof).

Validus and IPC have acknowledged and agreed that each IPC employee that holds outstanding performance share units shall (i) fully vest in such units on the date of their termination of employment for any reason, except a termination for cause (as defined in IPC’s 2007 incentive plan), provided that such termination occurs within 12 months of the closing date of the Amalgamation and (ii) be paid within three business days after any such termination, subject to certain timing exceptions. Validus and IPC have also acknowledged and agreed that on the closing date of the Amalgamation a “change in control” will occur under certain IPC benefit plans and share plans.

NYSE Listing and NASDAQ Delisting; Reservation for Issuance

Validus will use its commercially reasonable efforts to cause all the following shares to be approved for listing and quotation on the NYSE, subject to official notice of issuance, no later than the closing date of the Amalgamation (1) all Validus Shares to be issued in the Amalgamation to IPC shareholders and (2) all Validus Shares to be reserved for issuance upon exercise or vesting of the IPC share options or other awards (the “Listed Validus Shares”). Validus will take all action necessary to reserve for issuance, prior to the Amalgamation, any Listed Validus Shares that, by their terms and in accordance with Amalgamation Agreement, will not be issued until after the effective time of the Amalgamation. Validus will also use its commercially reasonable efforts to cause the IPC Shares to no longer be listed or quoted on NASDAQ and to be deregistered under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) as soon as practicable following the effective time of the Amalgamation.

Dividends

IPC and Validus will coordinate the declaration, setting of record dates and payment dates of dividends on IPC Shares and Validus Shares so that holders of IPC Shares do not either receive dividends on both IPC Shares and the Validus Shares received in the Amalgamation in respect of any calendar quarter or fail to receive a dividend in any calendar quarter. This is to ensure that the holders of the Validus Shares and IPC Shares each receive the same number of quarterly dividends after execution of the Amalgamation Agreement and prior to the effective time of the Amalgamation with respect to such shares.

Max Termination Fee

IPC paid to Max $50,000,000 following the execution and delivery of the Amalgamation Agreement in respect of the termination fee payable under the Max Amalgamation Agreement. Pursuant to the

Amalgamation Agreement, Validus paid to IPC $50,000,000 (the “Reimbursement Amount”) in respect of, and in reliance upon, such payment. Subject to certain exceptions, IPC must pay the Reimbursement Amount to Validus upon termination of the Amalgamation Agreement. See — Repayment or Retention of the Reimbursement Amount.

Validus Proposals

Without the consent of the board of directors of IPC, which consent shall not be unreasonably withheld, conditioned or delayed, and subject to any third party making an Acquisition Proposal for IPC, Validus has agreed not to make or announce any alternative proposal during the term of the Amalgamation Agreement to acquire IPC and (i) as soon as reasonably practicable, to withdraw or terminate its tender offer statement on Schedule TO and the related registration statement on Form S-4 and all other documents related thereto filed with the SEC by Validus prior to the date of the Amalgamation Agreement and (ii) to terminate all solicitation efforts with respect to its proxy statements on Schedule 14A relating to the requisition of a special general meeting of IPC and the scheme of arrangement proposed by Validus and all other documents related thereto filed with the SEC by Validus prior to the date hereof.

Max Litigation

Neither IPC nor any of its subsidiaries may commence any proceedings, or settle any claims, against Max in connection with a claim for recovery of the Max Termination Fee without Validus’ prior written consent (which will not be unreasonably withheld or delayed). IPC must also inform Validus at least three business days prior to IPC or its representatives commencing any discussions with Max or Max’s representatives regarding such claims.

Requisitioned Meeting

On July 20, 2009, IPC’s board of directors notified IPC’s shareholders that the special general meeting of IPC’s shareholders that was previously requisitioned by Validus has been scheduled for December 31, 2009. If the effective time of the Amalgamation occurs before such date, the requisitioned special general meeting will not be held. Both IPC and Validus have agreed that neither party will solicit proxies in connection with the requisitioned special general meeting. At this time, the parties do not expect that the requisitioned special general meeting will occur.

Conditions to the Amalgamation

Validus’ and IPC’s respective obligations to complete the Amalgamation are subject to the fulfillment or waiver (by both Validus and IPC) of certain conditions, including:

•	IPC shall have obtained the required affirmative vote of its shareholders to adopt the Amalgamation Agreement and approve the Amalgamation (the “required IPC vote”);

•	Validus shall have obtained the required affirmative vote of its shareholders to approve the issuance of Validus Shares to IPC shareholders as contemplated by the Amalgamation Agreement;

•	the Validus Shares to be issued or reserved for issuance in connection with the Amalgamation shall have been authorized for listing on the NYSE, subject to official notice of issuance;

•	certain regulatory filings, approvals or exemptions shall have been made or obtained, or shall have occurred;

•	Validus’ Registration Statement on Form S-4 regarding the Validus Shares to be issued in the Amalgamation shall have become effective under the Securities Act of 1933, and shall not be the subject of a stop order or any proceedings seeking a stop order; and

•	no injunction or other legal restraints or prohibitions preventing the consummation of the Amalgamation shall be in effect.

Each of IPC’s and Validus’ obligations to complete the Amalgamation is also separately subject to the satisfaction or waiver of a number of conditions including:

•	the truth and correctness of the representations and warranties of each other party in the Amalgamation Agreement, subject to the materiality standards provided in the Amalgamation Agreement, and the performance, subject to the materiality standards provided in the Amalgamation Agreement, by each party of its obligations under the Amalgamation Agreement (and the receipt by each party of a certificate from the other party to such effect);

•	no governmental entity shall have imposed by law, or any other action, any term, condition, obligation or restriction upon Validus, the combined entity or their respective subsidiaries that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on Validus and its subsidiaries (including the combined entity) after the effective time of the Amalgamation;

•	receipt by each of IPC and Validus of a tax opinion with respect to certain U.S. federal income tax consequences of the Amalgamation; and

•	all amendments or waivers under Validus’ credit facilities, as reasonably determined by each of IPC and Validus to be necessary to consummate the Amalgamation and the other transactions contemplated thereby, shall be in full force and effect, or Replacement Financing shall be in full force and effect.

Termination of the Amalgamation Agreement

Termination

The Amalgamation Agreement may be terminated, at any time prior to the effective time of the Amalgamation, by mutual written consent of IPC, Validus and Validus Ltd. and, subject to certain limitations described in the Amalgamation Agreement, by either IPC or Validus, if any of the following occurs:

•	a regulatory approval required by the Amalgamation Agreement to be obtained has been denied or any governmental authority has taken any action permanently restraining or prohibiting the Amalgamation and such denial or action has become final and nonappealable (unless the failure to complete the Amalgamation by that date is due to a breach by the party seeking to terminate the Amalgamation Agreement);

•	the Amalgamation has not been consummated on or prior to January 31, 2010 (unless the failure to complete the Amalgamation by that date is due to a breach by the party seeking to terminate the Amalgamation Agreement);

•	the other party’s board of directors has (1) changed its recommendation to its shareholders, (2) failed to include such recommendation in this joint proxy statement/prospectus or (3) materially breached certain of the non-solicitation obligations applicable to it under the Amalgamation Agreement, as summarized in — Restrictions on Change in Recommendation by the Boards of Directors of IPC or Validus and — Restrictions on Solicitation of Acquisition Proposals by IPC;

•	the other party has breached a covenant, agreement, representation or warranty that would preclude the satisfaction of certain closing conditions and such breach is not remedied in the 45 days following written notice to the breaching party or is not capable of being so remedied; or

•	the IPC shareholders have not approved any of the matters for which their approval is solicited for the required IPC vote or the Validus shareholders have not approved the issuance of Validus Shares to IPC shareholders as contemplated by the Amalgamation Agreement.

Effects of Termination; Remedies

If the Amalgamation Agreement is terminated as described in — Termination, the Amalgamation Agreement will become void, and there will be no liability or obligation of any party or its officers and directors under the Amalgamation Agreement, except as to certain limited provisions relating to confidentiality, the payments of termination fees in connection with a termination (as applicable), repayment of the Reimbursement Amount, other transaction expenses, and the parties’ agreement not to solicit proxies as described under — Requisitioned Meeting, each of which will survive the termination of the Amalgamation Agreement, and except that no party shall be relieved or released from any liabilities or damages arising out of its willful breach of the Amalgamation Agreement.

If either of the parties terminates the Amalgamation Agreement:

•	the non-terminating party will be required to pay the other a termination fee of $16 million if the non-terminating party’s board of directors has changed or failed to include in the proxy statement its recommendation to shareholders to vote in favor of the Amalgamation, or has materially breached certain of the non-solicitation obligations applicable to it under the Amalgamation Agreement, as summarized in — Restrictions on Change in Recommendation by the Boards of Directors of IPC or Validus and — Restrictions on Solicitation of Acquisition Proposals by IPC;

•	if the Amalgamation Agreement is terminated by either party for failure to complete the Amalgamation prior to January 31, 2010 and, within 12 months of the termination date, a party or any of its subsidiaries enters into or consummates an acquisition transaction with a person (or affiliate) that made an Acquisition Proposal that was publicly announced or otherwise communicated to the officers or directors of such party at any time on or after June 12, 2009 and on or prior to January 31, 2010, then such party must pay to the other party a termination fee of $16 million; and

•	the non-terminating party will be required to pay the other a termination fee of $16 million if the Amalgamation Agreement is terminated on the basis of certain specified breaches thereof (as provided therein) and, within 12 months of the termination date, the non-terminating party or any of its subsidiaries enters into or consummates an acquisition transaction with a person (or affiliate) that made an Acquisition Proposal that was publicly announced or otherwise communicated to the officers or directors of the non-terminating party on or after June 12, 2009 and on or prior to the date of such termination.

In addition to the foregoing:

•	Validus will pay the termination fee to IPC if either party has terminated the agreement for failure to obtain the required vote of Validus shareholders and, within 12 months of the termination date, Validus or any of its subsidiaries enters into or consummates an acquisition transaction with a person (or affiliate) that made an Acquisition Proposal that was publicly announced or otherwise communicated to Validus’ officers or directors on or after the date of the Amalgamation Agreement and prior to the date of the Validus special meeting; and

•	IPC will pay the termination fee to Validus if either party has terminated the agreement for failure to obtain the required vote of IPC shareholders and, within 12 months of the termination date, IPC or any of its subsidiaries enters into or consummates an acquisition transaction with a person (or affiliate) that made an Acquisition Proposal that was publicly announced or otherwise communicated to IPC’s officers or directors on or after June 12, 2009 and on or prior to the date of the IPC special meeting.

Repayment or Retention of the Reimbursement Amount

If the Amalgamation Agreement is terminated, IPC shall pay to Validus an amount equal to the Reimbursement Amount promptly, and in any event within three business days following such termination subject to the following exceptions:

•	IPC will not be required to repay to Validus, and may retain the Reimbursement Amount (less any reduction to the termination fee under the Max Amalgamation Agreement (the “Max Fee Reduction”)) determined prior to the termination of the Amalgamation Agreement pursuant to any final and nonappealable order, decree, ruling or other action of a governmental entity (a “Reduction Determination”) if the Amalgamation Agreement is terminated by:

•	either IPC or Validus due to a failure to obtain a required governmental or regulatory approval or consent (see — Termination);

•	IPC because Validus’ board of directors has changed its recommendation to its shareholders to vote in favor of the Share Issuance;

•	IPC on the basis of certain material breaches of the Amalgamation Agreement by Validus (see — Termination); or

•	either IPC or Validus due to a failure to obtain the required vote of Validus shareholders in favor of the Share Issuance.

•	If the Amalgamation Agreement is terminated by either IPC or Validus due to a failure to obtain the required vote of IPC shareholders in favor of the Amalgamation, then IPC may retain the Reimbursement Amount (less the amount of any Max Fee Reduction determined prior to the termination of the Amalgamation Agreement pursuant to a Reduction Determination) upon such termination. However, if IPC thereafter enters into or consummates an acquisition transaction that would give rise to the payment of a termination fee to Validus as a result of IPC or any of its subsidiaries entering into or consummating an acquisition transaction within 12 months of the termination date (see — Effects of Termination; Remedies), IPC will be required to repay the Reimbursement Amount to Validus concurrently with the payment of such termination fee.

•	If the Amalgamation Agreement is terminated by either IPC or Validus if the Amalgamation is not consummated prior to January 31, 2010, then IPC will generally be permitted to retain the Reimbursement Amount (less any Max Fee Reduction determined prior to the termination of the Amalgamation Agreement pursuant to a Reduction Determination). However, if:

•	(1) a bona fide Acquisition Proposal for IPC and/or its subsidiaries that is reasonably capable of being completed on its terms is publicly announced or otherwise communicated to the officers or directors of IPC at any time on or after June 12, 2009, or if such an Acquisition Proposal is announced it is irrevocably withdrawn or terminated prior to October 31, 2009 (an “IPC Competing Proposal”), and (2) no bona fide Acquisition Proposal for Validus and/or its subsidiaries that is reasonably capable of being completed on its terms is publicly announced on or after July 9, 2009 and prior to the date of termination of the Amalgamation Agreement (a “Validus Competing Proposal”), then IPC shall pay to Validus an amount equal to the Reimbursement Amount (less any Max Fee Reduction previously paid to Validus) promptly, and in any event within three business days following such termination; or

•	both an IPC Competing Proposal and a Validus Competing Proposal shall have been made, then IPC shall only be required to repay the Reimbursement Amount if IPC or any of its subsidiaries thereafter enters into or consummates an acquisition transaction that would give rise to the payment of a termination fee to Validus (see — Effects of Termination; Remedies); provided, that if Validus enters into or consummates an acquisition transaction that would give rise to the payment of a termination fee to IPC (1) prior to IPC entering into or consummating an acquisition transaction, IPC shall be permitted to retain the Reimbursement Amount (less any Max Fee Reduction determined prior to the termination of the Amalgamation Agreement pursuant to a Reduction Determination), or (2) subsequent to the repayment of the Reimbursement Amount by IPC to Validus, then Validus shall refund the Reimbursement Amount (less any Max Fee Reduction determined prior to the termination of the Amalgamation Agreement pursuant to a Reduction Determination).

In any case, if any Max Fee Reduction is determined pursuant to a Reduction Determination following the termination of the Amalgamation Agreement, then IPC shall pay to Validus, promptly, and in any event within three business days following such determination, such Max Fee Reduction.

Amendments and Waivers Under the Amalgamation Agreement

Amendments

The Amalgamation Agreement may be amended in writing by the parties by action taken or authorized by their respective boards of directors, at any time before or after the approval of matters presented in connection with the Amalgamation by the IPC shareholders and Validus shareholders. Following such approval, however, no amendment may be made that by law would require further approval of IPC shareholders or Validus shareholders, without obtaining such further approval.

Waiver

To the extent legally permissible, the parties may at any time before the effective time of the Amalgamation do any of the following:

•	extend the time of performance of any of the obligations or other acts of the other party;

•	waive any inaccuracies in the representations and warranties contained in the Amalgamation Agreement or in any document delivered pursuant to the Amalgamation Agreement; or

•	waive compliance with any of the agreements or conditions contained in the Amalgamation Agreement.

Any extension or waiver will be valid only if set forth in writing and signed by the party granting the waiver.

Governing Law

The Amalgamation Agreement is governed in all respects by the laws of Bermuda and the parties have agreed and submitted to the exclusive jurisdiction of the Bermuda Supreme Court (and appropriate appellate courts therefrom) for the purposes of any litigation or other proceeding arising out of or relating to the Amalgamation Agreement or any transaction contemplated by the Amalgamation Agreement.

REGULATORY MATTERS

Subject to the terms and conditions of the Amalgamation Agreement, Validus and IPC have agreed to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under the Amalgamation Agreement and applicable laws, rules and regulations to close the Amalgamation and the other transactions contemplated by the Amalgamation Agreement as promptly as practicable after the date of the Amalgamation Agreement, as discussed in The Amalgamation Agreement — Agreements to Use Commercially Reasonable Efforts.

Notwithstanding the foregoing, none of Validus, IPC or their respective subsidiaries may consent to or take any action without the prior written consent of the other parties for the purpose of obtaining a regulatory approval, nor will either party be required to consent or agree to any restriction or limitation in order to obtain a required regulatory approval if such action would be effective before the effective time or would, after the effective time, not be immaterial to the combined entity.

IPC and Validus have determined that filing of a notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 is not required in connection with the Amalgamation.

Neither Validus nor IPC is aware of any approval of, or notice to, a U.S. insurance regulator required to consummate the Amalgamation because neither Validus nor IPC operates a U.S.-regulated insurance business that would require any such approval or notice filing. Further, neither Validus nor IPC is aware of any approval of, or notice to, any non-U.S. insurance regulatory authority required to consummate the Amalgamation, except in the case of a notification filing to the Irish Financial Services Regulatory Authority, which has already been made by Validus and confirmation of non-objection to such notice filing has already been obtained by Validus.

In addition, under the Bermuda Insurance Act of 1978 and pursuant to the Amalgamation Agreement, Validus will file a notification regarding the Amalgamation with the BMA within 45 days after the Closing Date. Following the Amalgamation, any person who, directly or indirectly, becomes a holder of at least 10 percent, 20 percent, 33 percent or 50 percent of Validus Shares must notify the BMA in writing within 45 days of becoming such a holder or 30 days after the date they have knowledge of having such a holding, whichever is later. The BMA may, by written notice, object to such a person if it appears to the BMA that the person is not fit and proper to be such a holder. Following the effectiveness of the Amalgamation, the BMA may require the holder to reduce its holding of shares and direct, among other things, that voting rights attaching to those shares will not be exercisable. A person that does not comply with such a notice or direction from the BMA will be guilty of an offense.

Other than the notifications described above, neither Validus nor IPC is aware of any material governmental or regulatory notifications or approvals required to be made or obtained, or waiting periods required to expire after the making of a filing. If the parties discover that other notifications or approvals and/or waiting periods are necessary, they will seek to make or obtain or comply with them, although there can be no assurance that they will be made or obtained or complied with or that any required regulatory approvals will be granted on a timely basis or, if granted will not include terms, conditions or restrictions that are adverse to Validus or to IPC or the combined entity or that would cause one or both of them to abandon the Amalgamation, if permitted by the terms of the Amalgamation Agreement.

THE VALIDUS SPECIAL MEETING

This joint proxy statement/prospectus is being provided to the Validus shareholders in connection with the solicitation of proxies by Validus’ board of directors to be voted at the Validus special meeting and any adjournment thereof.

Date, Time and Place

The Validus special meeting will be held at 9:00 A.M., Atlantic Time, on September 4, 2009, at 19 Par-La-Ville Road, Hamilton HM11, Bermuda.

Purposes of the Validus Special Meeting

Based on IPC’s capitalization as of August 5, 2009, and an exchange ratio of 0.9727, Validus estimates that it will issue 54,959,648 Validus Shares in exchange for all outstanding IPC Shares. This number of Validus Shares will be greater than 20% of the total number of Validus Shares outstanding prior to such issuance. The listing requirements of the NYSE require that Validus shareholders approve any issuance of Validus Shares or securities convertible into or exercisable for Validus Shares if (a) the Validus Shares or other securities being issued will have voting power equal to or in excess of 20% of the voting power outstanding before such issuance or (b) the number of Validus Shares to be issued is or will be equal to or in excess of 20% of the number of Validus Shares or other securities before such issuance.

At the Validus special meeting, Validus shareholders will be asked to consider and vote on the following proposals:

•	to approve the Share Issuance;

•	to approve an adjournment proposal in respect of the meeting for the solicitation of additional proxies in favor of the above proposal, if necessary; and

•	to transact such other further business, if any, as may lawfully be brought before the meeting.

The board of directors of Validus has adopted the Amalgamation Agreement, and authorized and approved the Share Issuance and deems it fair, advisable and in the best interests of Validus and its shareholders to consummate the Share Issuance, the Amalgamation and the other transactions contemplated thereby. Validus’ board of directors recommends that Validus shareholders vote “FOR” each of the items above.

If you sign and return a proxy card or voting instruction form without giving specific voting instructions, your shares will be voted “FOR” the Share Issuance Proposal and “FOR” each of the items above and as the persons named as proxies may determine in their discretion with respect to any other matters properly presented for a vote before the Validus special meeting.

Even if you previously voted on the issuance of Validus Shares at the special general meeting of Validus shareholders held on June 26, 2009, because the composition of the consideration being offered by Validus to IPC shareholders was subsequently changed, your vote is necessary at the Validus special meeting in order to approve the Share Issuance.

The Share Issuance will become effective only if such proposal is approved by Validus’ shareholders and the Amalgamation is consummated.

Record Date and Shares Entitled to Vote

Shareholders of record, as shown on the transfer books of Validus at the close of business on July 27, 2009 will be entitled to notice of, and to vote at, the Validus special meeting or any adjournments thereof. As of July 27, 2009, there were 59,253,652 outstanding Validus Shares entitled to receive notice of and to vote at the Validus special meeting, and 19,771,422 non-voting common shares. Each Validus Share entitles the holder of record thereof to one vote at the Validus special meeting; however, if, and for so long as, the Validus Shares of a shareholder, including any votes conferred by controlled shares, would otherwise represent more than

9.09% of the aggregate voting power of all Validus Shares entitled to vote on a matter, the votes conferred by such Validus Shares will be reduced by whatever amount is necessary such that, after giving effect to any such reduction (and any other reductions in voting power required by Validus’ bye-laws), the votes conferred by such Validus Shares represent 9.09% of the aggregate voting power of all Validus Shares entitled to vote on such matter.

How to Vote Your Validus Shares

The manner in which your shares may be voted depends on how your Validus Shares are held.

If you are a shareholder of record, meaning that your Validus Shares are represented by certificates or book entries in your name so that you appear as a shareholder in the transfer books maintained by the share transfer agent, Bank of New York Mellon, a proxy card for voting those Validus Shares included with this joint proxy statement/prospectus may be used. You may direct how your Validus Shares are to be voted by:

•	completing, signing, dating and returning the proxy card in the enclosed envelope; or

•	voting in person at the Validus special meeting by bringing the enclosed proxy card or using the ballot provided at the meeting. You should be prepared to present photo identification for admission upon request or you will not be admitted to the Validus special meeting; or

•	alternatively, you may use the toll-free telephone number indicated on the proxy card to vote by telephone or visit the website indicated in the proxy card to vote on the Internet.

If you own Validus Shares in street name, you should, instead of a proxy card, receive from your bank, broker or other nominee a voting instructions form. You can use such voting instructions form to instruct how your Validus Shares are to be voted. As with a proxy card, you may direct how your Validus Shares are to be voted by completing, signing, dating and returning the voting instructions form in accordance with the instructions received from your bank, broker or other nominee. In addition, many banks and brokerage firms have arranged for Internet or telephonic instructions regarding how shares are to be voted and provide instructions for using those services on the voting instruction form. Please consult with your bank, broker, or other nominee if you have any questions regarding the electronic voting of Validus Shares held in street name. Only shareholders of record may vote their shares in person at the Validus special meeting. Therefore, if you own your shares in street name, you will be entitled to attend the Validus special meeting and vote your Validus Shares only if you have previously either arranged for the Validus Shares of record to be transferred into your name by the record date for the Validus special meeting or secured a valid proxy or power of attorney from the bank, broker or other nominee that holds your shares as of the record date for the Validus special meeting (and who has received a valid proxy or power of attorney from the shareholder of record pursuant to a “legal proxy” with power of subdelegation from the shareholder of record as of the record date).

Validus has requested that brokerage and other custodians, nominees and fiduciaries forward solicitation materials to the beneficial owners of Validus Shares and it will reimburse the brokers and other fiduciaries for their reasonable out-of-pocket expenses for forwarding the materials.

Quorum; Required Vote; Abstentions and Broker Non-Votes

The quorum required at the Validus special meeting is two or more shareholders present in person and representing in person or by proxy in excess of 50% of the total issued Validus Shares throughout the meeting. An affirmative vote of a majority of the votes cast at the Validus special meeting, at which a quorum is present in accordance with Validus’ bye-laws, is required to approve the Share Issuance proposal and any adjournment proposal. In accordance with NYSE rules, banks, brokers and other nominees who hold Validus Shares in street-name for customers may not exercise their voting discretion with respect to the Share Issuance. Accordingly, if you do not provide your bank, broker or other nominee with instructions on how to vote your street name shares, your bank, broker or other nominee will not be permitted to vote them at the Validus special meeting. Abstentions and “broker non-votes” will be counted toward the presence of a quorum at, but will not be considered votes cast on any proposal brought before, the Validus special meeting. Because the vote required to approve the proposals is the affirmative vote of a majority of the votes cast, assuming a quorum is present, a broker non-vote with respect to any proposal to be voted on at the Validus special meeting will not have the effect of a vote for or against the relevant proposal, but will reduce the number of votes cast and therefore increase the relative influence of those shareholders voting.

How to Revoke a Proxy

You may change your vote or revoke your proxy at any time before your proxy is voted at the Validus special meeting. If you are a shareholder of record, you may change your vote or revoke your proxy by: (1) delivering to Validus (Attention: General Counsel) at 19 Par-La-Ville Road, Hamilton, HM11, Bermuda, a written notice of revocation of your proxy; (2) delivering to Validus an authorized proxy bearing a later date (including a proxy by telephone or over the Internet); or (3) attending the Validus special meeting and voting in person as described under — How to Vote Your Validus Shares. Attendance at the Validus special meeting in and of itself, without voting in person at the Validus special meeting, will not cause your previously granted proxy to be revoked. For shares you hold in street name, you should follow the instructions of your bank, broker or other nominee or, if you have previously either arranged for the Validus Shares to be transferred of record into your name by the record date for the Validus special meeting or secured a valid proxy or power of attorney from the bank, broker or other nominee that holds your shares as of the record date for the Validus special meeting (and who has received a valid proxy or power of attorney from the shareholder of record pursuant to a “legal proxy” with a power of subdelegation from the shareholder of record as of the record date) by attending the Validus special meeting and voting in person.

Validus’ Auditors

Representatives of PricewaterhouseCoopers are not expected to be present at the Validus special meeting and accordingly will not make any statement or be available to respond to any questions.

If you have any questions or require any assistance in voting your Validus Shares, please contact:

199 Water Street
26th Floor
New York, New York 10038
Banks and Brokerage Firms, Please Call: (212) 440-9800
or
All Others Call Toll-Free: (888) 274-5146
Email: validus@georgeson.com

THE IPC SPECIAL MEETING

This joint proxy statement/prospectus is being provided to the IPC shareholders in connection with the solicitation of proxies by IPC’s board of directors to be voted at the IPC special meeting and any adjournment thereof.

Date, Time and Place

The IPC special meeting will be held on September 4, 2009, at 10:00 A.M., Atlantic Time, at the registered office of IPC, located at the American International Building, 29 Richmond Road, Pembroke, HM 08, Bermuda.

Purposes of the IPC Special Meeting

At the IPC special meeting, IPC shareholders will be asked to consider and vote on the following proposals:

•	to approve an amendment to IPC’s bye-laws to reduce the shareholder vote required to approve an amalgamation with any other company from the affirmative vote of three-fourths of the votes cast thereon at a general meeting of the shareholders to a simple majority;

•	to adopt the Amalgamation Agreement and approve the Amalgamation;

•	to approve an adjournment proposal in respect of the IPC special meeting for the solicitation of additional proxies in favor of any of the above proposals, if necessary; and

•	to transact such other further business, if any, as may lawfully be brought before the meeting.

IPC’s board of directors has adopted the Amalgamation Agreement and authorized and approved the Amalgamation of IPC with Validus Ltd. upon the terms and subject to the conditions set forth in the Amalgamation Agreement, authorized and approved the IPC bye-law amendment, and deems it fair, advisable and in the best interests of IPC to enter into the Amalgamation Agreement and to consummate the Amalgamation and the other transactions contemplated thereby. IPC’s board of directors recommends that IPC shareholders vote “FOR” each of the items above.

If you sign and return a proxy card or voting instructions form without giving specific voting instructions your shares will be voted “FOR” each of the items above and as the person named in the proxies may determine in his or her discretion with respect to any other matters properly presented for a vote before the IPC special meeting.

How to Revoke a Proxy

Any IPC shareholder giving a proxy may revoke it before its exercise by providing IPC’s Secretary with written notice of revocation, by voting in person at the IPC meeting or by executing a later-dated proxy; provided, however, that the action is taken in sufficient time to permit the necessary examination and tabulation of the subsequent proxy or revocation before the vote is taken.

Record Date and Shares Entitled to Vote

Shareholders of record, as shown on IPC’s register of members or branch register, at the close of business on July 27, 2009, will be entitled to notice of, and to vote at, the IPC special meeting or any adjournments thereof. As of July 27, 2009, there were issued and outstanding 56,091,590 IPC Shares, with each IPC Share entitling the holder of record on such date to one vote on a poll. See — What if I Own in Excess of 10% of the Common Shares? for a description of the restrictions that may apply to voting of common shares.

What if I Own in Excess of 10% of the IPC Shares?

If the number of Controlled Shares (as defined below) of any holder would constitute 10% or more of the combined voting power of the issued and outstanding IPC Shares (such holder, a “10% Shareholder”), such holder will have the voting rights attached to its IPC Shares reduced, in the manner provided in IPC’s bye-laws, so that it may not exercise more than approximately 9.9% of the total voting rights attached to the issued and outstanding IPC Shares. “Controlled Shares” of any person refers to all common shares owned by such person, whether:

•	directly;

•	with respect to persons who are United States persons, by application of the attribution and constructive ownership rules of Section 958(a) and 958(b) of the Code; or

•	beneficially, directly or indirectly, within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations thereunder.

IPC’s bye-laws exclude from the calculation of the 10% voting power limitation described in the preceding paragraph any IPC Shares owned by a bank, broker, dealer or investment advisor that does not have or exercise the power to vote those shares and that has only a passive investment intent as reflected in its ability to file beneficial ownership reports on Schedule 13G under the Exchange Act, thereby permitting certain passive investor intermediaries to increase their share ownership above 10% in specified circumstances without being subject to the voting cutback.

Because the applicability of the voting power reduction provisions to any particular shareholder depends on facts and circumstances that may be known only to the shareholder or related persons, IPC requests that any holder of IPC Shares with reason to believe that it is a 10% Shareholder within the meaning of IPC’s bye-laws please contact IPC promptly so that it may determine whether the voting power of such holder’s IPC Shares should be reduced. By submitting a proxy, a holder of IPC Shares will be deemed to have confirmed that, to its knowledge, it is not, and is not acting on behalf of, a 10% Shareholder.

IPC’s directors are empowered to require any shareholder to provide information as to that shareholder’s beneficial share ownership, the names of persons having beneficial ownership of the shareholder’s shares, relationships with other shareholders or any other facts the directors may deem relevant to a determination of the number of Controlled Shares attributable to any person. The directors may disregard the votes attached to shares of any holder failing to respond to such a request or submitting incomplete or inaccurate information. The directors retain certain discretion to make such final adjustments as to the aggregate number of votes attaching to the IPC Shares of any shareholder that they consider fair and reasonable in all the circumstances to ensure that no person will be a 10% Shareholder at any time.

For more information, please see the risk factor “There are limitations on the ownership, transfers and voting rights of our shares” incorporated herein by reference to the IPC 10-K.

How to Vote Your IPC Shares

A vote by a show of hands will be taken in the first instance on all matters properly brought before the IPC special meeting unless a poll is requested in accordance with the IPC bye-laws. On a vote by show of hands, every IPC shareholder present in person and every person holding a valid proxy will be entitled to one vote, regardless of the number of shares owned or represented by that person. If a poll is requested, subject to the voting restrictions set out in IPC’s bye-laws, each shareholder present who elects to vote in person and each person holding a valid proxy is entitled to one vote for each share owned or represented.

The manner in which your shares may be voted depends on how your IPC Shares are held. If you own shares of record, meaning that your IPC Shares are represented by certificates or book entries in your name so that you appear as a shareholder in the register of members or branch register maintained by the share transfer agent, Computershare Investor Services, an IPC proxy card for voting those shares will be included with this joint proxy statement/prospectus. You may direct how your shares are to be voted by completing, signing and returning the IPC proxy card in the enclosed envelope; alternatively, you may use the toll-free telephone number indicated on the proxy card to vote by telephone or visit the website indicated in the proxy card to vote on the Internet.

If you own shares through a bank or brokerage firm, you may instead receive from your bank or brokerage firm a voting instructions form with this joint proxy statement/prospectus that you may use to instruct how your shares are to be voted. As with a proxy card, you may direct how your shares are to be voted by completing, signing and returning the voting instructions form in the envelope provided. Many banks and brokerage firms have arranged for Internet or telephonic instructions regarding how shares are to be voted and provide instructions for using those services on the voting instruction form.

IPC has requested that brokerage and other custodians, nominees and fiduciaries forward solicitation materials to the beneficial owners of its IPC Shares and it will reimburse the brokers and other fiduciaries for their reasonable out-of-pocket expenses for forwarding the materials.

Quorum; Abstentions and Broker Non-Votes

The quorum required at the IPC special meeting is two or more shareholders present in person and representing in person or proxy more than 50% of the issued and outstanding IPC Shares (without giving effect to the limitation on voting rights of 10% Shareholders) throughout the meeting.

Abstentions and “broker non-votes” will be counted toward the presence of a quorum at, but will not be considered votes cast on any proposal brought before, the IPC special meeting. Therefore, abstentions and “broker non-votes” will have no effect on the outcome of any proposal. Because the vote required to approve the proposals is the affirmative vote of majority of the votes cast, assuming a quorum is present, a broker non-vote with respect to any proposal to be voted on at the Validus special meeting will not have the effect of a vote for or against the relevant proposal but will reduce the number of votes cast and therefore increase the relative influence of those shareholders voting.

Required Vote

The vote required for each of the above items is set forth below under the description of each proposal.

PROPOSALS TO BE SUBMITTED TO VALIDUS SHAREHOLDERS; VOTING
REQUIREMENTS AND RECOMMENDATIONS

Proposal 1: Share Issuance

Validus’ board of directors adopted, subject to Validus shareholder approval at the Validus special meeting, a resolution to approve the issuance of Validus Shares pursuant to the Amalgamation.

Under the terms of the Amalgamation, IPC shareholders (including IPC shareholders that do not vote in favor of the Amalgamation, but excluding holders of any dissenting shares as to which appraisal rights have been exercised pursuant to Bermuda law and excluding any shares beneficially owned by Validus, IPC or any of their respective subsidiaries) will receive (i) 0.9727 Validus Shares and (ii) $7.50 in cash (less any applicable withholding taxes and without interest), for each IPC share they hold. In addition, IPC shareholders will receive cash in lieu of any fractional Validus Share to which they may be entitled.

The Listed Company Manual for companies listed on the NYSE, on which Validus Shares are listed, requires the approval of Validus shareholders in connection with the issuance of common shares or securities convertible into or exercisable for common shares if (a) the common shares or other securities being issued will have voting power equal to or in excess of 20% of the voting power outstanding before such issuance or (b) the number of common shares to be issued in or will be equal to or in excess of 20% of the number of common shares or other securities outstanding before such issuance. The minimum vote that will constitute shareholder approval under the NYSE rules is a majority of the total votes cast on the proposal.

Based on Validus’ and IPC’s capitalizations as of August 5, 2009, and an exchange ratio of 0.9727, Validus estimates that former Validus shareholders will own, in the aggregate, approximately 62% of the Validus Shares on a fully-diluted basis and former IPC shareholders will own, in the aggregate, approximately 38% of the Validus Shares on a fully-diluted basis following closing of the Amalgamation, pursuant to the Amalgamation Agreement.

The affirmative vote of a majority of the votes cast at the Validus special meeting, at which a quorum is present in accordance with Validus’ bye-laws, is required to approve this proposal regarding the Share Issuance. The Amalgamation will not close unless the Validus shareholders approve the Share Issuance Proposal.

Validus’ board of directors recommends a vote “FOR” this proposal 1.

Proposal 2: Adjournment Proposal

Validus shareholders are being asked to consider and vote on a proposal to adjourn or postpone the Validus special meeting, in the discretion of the persons named as proxies, to solicit additional proxies.

The affirmative vote of a majority of the votes cast at the Validus special meeting, at which a quorum is present in accordance with Validus’ bye-laws, is required to approve this proposal regarding an adjournment proposal.

Validus’ board of directors recommends a vote “FOR” this proposal 2.

PROPOSALS TO BE SUBMITTED TO IPC SHAREHOLDERS; VOTING
REQUIREMENTS AND RECOMMENDATIONS

Proposal 1: IPC Bye-Law Amendment

At a meeting held on July 8, 2009, IPC’s board of directors adopted by unanimous vote, subject to the approval of IPC shareholders, a resolution to approve an amendment to IPC’s bye-laws to reduce the shareholder vote required to approve an amalgamation with any other company from the affirmative vote of three-fourths of the votes cast thereon at a general meeting of the shareholders to a simple majority. The affirmative vote of a majority of the votes cast at the IPC special meeting, at which a quorum is present in accordance with IPC’s bye-laws, is required to approve the IPC bye-law amendment, which will become immediately effective if so approved.

If the necessary vote of shareholders is obtained in connection with this proposal, the IPC bye-laws will be amended and the following will be inserted as bye-law 90 under the caption “MEMBER VOTE TO APPROVE AN AMALGAMATION”:

90. Amalgamation

A resolution proposed for consideration at a general meeting to approve the amalgamation of the Company with any other company shall require the affirmative vote of a majority of the votes cast by Members present or represented by proxy and voting at such general meeting and the quorum for such general meeting shall be as set out in Bye-law 39.

If the IPC bye-law amendment is approved, the affirmative vote of a majority of the votes cast at the IPC special meeting will be required to adopt the Amalgamation Agreement and approve the Amalgamation (or any other amalgamation of IPC with any other company or corporation). If the IPC bye-law amendment is not approved, pursuant to the Companies Act, the affirmative vote of three-fourths of the votes cast at the IPC special meeting shall be required to adopt the Amalgamation Agreement and approve the Amalgamation (or any other amalgamation of IPC with any other company or corporation).

IPC’s board of directors unanimously recommends a vote “FOR” this proposal 1.

Proposal 2: Adoption of the Amalgamation Agreement and Approval of the Amalgamation

At a meeting held on July 8, 2009, IPC’s board of directors adopted by unanimous vote, subject to the approval of IPC shareholders, a resolution to approve and adopt the Amalgamation Agreement and approve of the amalgamation of IPC with Validus Ltd., a wholly owned subsidiary of Validus. Pursuant to the Amalgamation Agreement, IPC shareholders (including IPC shareholders that do not vote in favor of the Amalgamation, but excluding holders of any shares as to which appraisal rights have been exercised pursuant to Bermuda law), as consideration for the exchange of each IPC Share in the Amalgamation, will receive 0.9727 Validus Shares and $7.50 in cash, less any applicable withholding tax and without interest, and cash in lieu of fractional shares.

The Amalgamation cannot be completed unless IPC shareholders approve and adopt the Amalgamation Agreement and approve the Amalgamation. The approval by IPC shareholders of this proposal for the adoption of the Amalgamation Agreement and approval of the Amalgamation is a condition to the Amalgamation Agreement. Validus may elect to terminate the Amalgamation Agreement if such approval is not received at the IPC special meeting, as further described under The Amalgamation Agreement — Termination of the Amalgamation Agreement on page 107.

If IPC shareholders approve and adopt the proposed IPC bye-law amendment to reflect a reduction in the vote of holders of IPC Shares required to approve the amalgamation of IPC with any other company from the affirmative vote of three-fourths of the votes cast at a meeting of IPC shareholders at which a quorum is present to a simple majority of the votes cast at a meeting of IPC shareholders at which a quorum is present, as described above, then the affirmative vote of a majority of the votes cast on this proposal at the IPC special meeting will be required to approve and adopt the amalgamation agreement and approve the amalgamation. If the IPC bye-law amendment is not approved and adopted, then the affirmative vote of three-fourths of the votes cast on this proposal at the IPC special meeting will be required to approve and adopt the Amalgamation Agreement and approve the Amalgamation. The Amalgamation will not close unless IPC shareholders approve and adopt the Amalgamation Agreement and approve the Amalgamation.

IPC’s board of directors unanimously recommends a vote “FOR” this proposal 2.

Proposal 3: Adjournment Proposal

IPC shareholders are being asked to consider and vote on a proposal to adjourn or postpone the IPC special meeting, in the discretion of the persons named as proxies, to solicit additional proxies.

The affirmative vote of a majority of the votes cast at the IPC special meeting, at which a quorum is present in accordance with IPC’s bye-laws, is required to approve this proposal regarding an adjournment proposal.

IPC’s board of directors recommends a vote “FOR” this proposal 3.

BENEFICIAL OWNERSHIP OF VALIDUS COMMON SHARES

The following table sets forth information as of July 27, 2009 regarding the beneficial ownership of Validus’ common shares by:

•	each person known by Validus to beneficially own more than 5% of Validus’ outstanding common shares,

•	each of Validus’ directors,

•	each of Validus’ named executive officers, and

•	all of Validus’ directors and executive officers as a group.

The information provided in the table below with respect to each principal shareholder has been obtained from that shareholder.

			Unvested		Fully
			Restricted		Diluted
		Shares	Shares and	Total	Total
		Subject to	Shares Subject	Beneficial	Beneficial
	Common	Exercise of	to Exercise of	Ownership	Ownership
Beneficial Owner(1)(16)(17)	Shares	Warrants	Options	(%)(2)	(%)(2)

Investment funds affiliated with The Goldman Sachs Group, Inc.(3),(4)	14,057,137	1,604,410	—	20.08%	17.44%
Aquiline Capital Partners LLC and the funds it manages(5)	6,886,342	3,193,865	—	12.67%	11.22%
Funds affiliated with or managed by Vestar Capital Partners(6)	8,571,427	972,810	—	12.34%	10.63%
Funds affiliated with or managed by New Mountain Capital, LLC(7)	6,986,241	784,056	—	10.07%	8.65%
Entities affiliated with Bank of America Corp. or managed by Bank of America Corp affiliates(3),(8)	6,134,530	1,067,187	—	9.30%	8.02%
Edward J. Noonan(9)	421,564	29,039	920,779	0.59%	1.53%
George P. Reeth(9)	133,084	7,260	523,767	0.18%	0.74%
C. N. Rupert Atkin(9)	166,324	—	213,120	0.22%	0.42%
Michael E. A. Carpenter(9)	314,625	—	1,128	0.41%	0.35%
Jeff Consolino(9)	59,405	—	384,964	0.08%	0.49%
Matthew J. Grayson(10),(11)	—	3,993	—	0.01%	0.00%
Jeffrey W. Greenberg(10),(12)	6,886,342	3,203,883	—	12.68%	11.23%
John J. Hendrickson(10)	57,142	72,598	4,508	0.17%	0.15%
Sumit Rajpal(3),(4),(10)	—	—	—	20.08%	17.44%
Sander M. Levy(10),(13)	—	—	—	12.34%	10.63%
Jean-Marie Nessi(10)	—	—	—	—	—
Mandakini Puri(10),(14)	—	—	—	9.30%	8.02%
Alok Singh(10),(15)	—	—	—	10.07%	8.65%
Christopher E. Watson(10),(11)	—	6,026	—	0.01%	0.01%
Directors and Executive Officers as a group (19 persons)(16)	337,003	128,934	3,073,596	1.92%	5.05%

(1)	All holdings in this beneficial ownership table have been rounded to the nearest whole share.

(2)	The percentage of beneficial ownership for all holders has been rounded to the nearest 1/10th of a percentage. Total beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes common shares issuable within 60 days of July 27, 2009 upon the exercise of all options and warrants and other rights beneficially owned by the indicated person on that date. Fully diluted total beneficial ownership is based upon all common shares and all common shares subject to exercise of options and warrants outstanding at July 27, 2009. Under Validus’ Bye-laws, if, and for so long as, the common shares of a shareholder, including any votes conferred by “controlled shares,” would otherwise represent more than 9.09% of the aggregate voting power of all common shares entitled to vote on a matter, including an election of directors, the votes conferred by such shares will be reduced by whatever amount is necessary such that, after giving effect to any such reduction (and any other reductions in voting power required by Validus’ Bye-laws), the votes conferred by such shares represent 9.09% of the aggregate voting power of all common shares entitled to vote on such matter.

(3)	All of the common shares beneficially owned by funds affiliated with or managed by The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. (“Goldman Sachs”) are non-voting. Common shares beneficially owned by entities affiliated with Bank of America Corp. (“Bank of America”) (the parent corporation of Merrill Lynch & Co, Inc. (“Merrill Lynch”)) or managed by Bank of America affiliates are non-voting.

(4)	Funds affiliated with or managed by Goldman Sachs (collectively, the “Goldman Sachs Funds”) are GSCP V AIV, L.P. (4,798,022 shares and 638,458.3 warrants), GS Capital Partners V Employees Fund, L.P. (1,550,787 shares and 206,358.9 warrants), GS Capital Partners V Offshore, L.P. (3,279,530 shares and 436,397.5 warrants), GS Capital Partners V GmbH & Co. KG (251,708 shares and 33,495.5 warrants), GSCP V Institutional AIV, Ltd. (2,177,093 shares and 289,698.7 warrants), GS Private Equity Partners 1999, L.P. (1,039,607 shares), GS Private Equity Partners 1999 Offshore, L.P. (166,143 shares), GS Private Equity Partners 1999 — Direct Investments Funds, L.P. (29,720 shares), GS Private Equity Partners 2000, L.P. (439,293 shares), GS Private Equity Partners 2000 Offshore Holdings, L.P. (154,627 shares) and GS Private Equity Partners 2000 — Direct Investment Fund, L.P. (170,607 shares). The Goldman Sachs Group, Inc., and certain affiliates, including Goldman Sachs, which is a broker-dealer, and the Goldman Sachs Funds may be deemed to directly or indirectly beneficially own in the aggregate 14,057,137 of Validus’ common shares and 1,604,410 warrants which are owned directly or indirectly by the Goldman Sachs Funds. Affiliates of The Goldman Sachs Group, Inc. and Goldman Sachs are the general partner, managing general partner or managing limited partner of the Goldman Sachs Funds. Goldman Sachs is the investment manager for certain of the Goldman Sachs Funds. Goldman Sachs is a direct and indirect, wholly owned subsidiary of The Goldman Sachs Group, Inc. The Goldman Sachs Group, Inc., Goldman Sachs and the Goldman Sachs Funds share voting power and investment power with certain of their respective affiliates. Sumit Rajpal, The Goldman Sachs Group, Inc. and Goldman Sachs each disclaim beneficial ownership of the common shares owned directly or indirectly by the Goldman Sachs Funds, except to the extent of their pecuniary interest therein, if any. The address for the Goldman Sachs Funds and their affiliates is 85 Broad Street, 10th Floor, New York, New York 10004.

(5)	Funds managed by Aquiline Capital Partners LLC are Aquiline Financial Services Fund L.P. (4,420,420 shares) and Aquiline Financial Services Fund (Offshore) L.P. (2,465,922 shares). Aquiline Capital Partners LLC owns the warrants shown. Matthew J. Grayson and Christopher E. Watson are senior principals at Aquiline Capital Partners LLC and Jeffrey W. Greenberg is the managing principal of Aquiline Capital Partners LLC.

(6)	Funds affiliated with or managed by Vestar Capital Partners are Vestar AIV Employees Validus Ltd. (90,419 shares and 10,236.3 warrants), Vestar AIV Holdings B L.P. (71,538 shares and 8,130.9 warrants), and Vestar AIV Holdings A L.P. (8,409,470 shares and 954,442.4 warrants). Sander M. Levy is a managing director of Vestar Capital Partners.

(7)	Funds affiliated with or managed by New Mountain Capital, LLC are New Mountain Partners II (Cayman), L.P. (6,391,468 shares and 716,031.5 warrants), Allegheny New Mountain Partners (Cayman), L.P. (484,642 shares and 55,392.1 warrants) and New Mountain Affiliated Investors II (Cayman), L.P. (110,131 shares and 12,632.0 warrants). Alok Singh is a managing director of New Mountain Capital, LLC.

(8)	Entities affiliated with Bank of America or managed by Bank of America affiliates are ML Global Private Equity Fund, L.P. (4,285,714 shares and 364,803.6 warrants), Merrill Lynch Ventures L.P. 2001

(1,428,571 shares and 121,601.2 warrants), GMI Investments, Inc. (580,781.9 warrants) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (420,245 shares).

The general partner of ML Global Private Equity Fund, L.P. is MLGPE LTD., a Cayman Islands exempted company whose sole shareholder is ML Global Private Equity Partners, L.P., a Cayman Islands exempted limited partnership (“ML Partners”). The investment committee of ML Partners, which is composed of Merrill Lynch GP, Inc., a Delaware corporation, as the general partner of ML Partners, and certain investment professionals who are actively performing services for ML Global Private Equity Fund, L.P., retains decision-making power over the disposition and voting of shares of portfolio investments of ML Global Private Equity Fund, L.P. The consent of Merrill Lynch GP, Inc., as ML Partners’ general partner, is required for any such vote. Merrill Lynch GP, Inc. is a wholly owned subsidiary of Merrill Lynch Group, Inc., a Delaware corporation, which in turn is a wholly owned subsidiary of Merrill Lynch, which in turn is a wholly owned subsidiary of Bank of America. MLGPE LTD., as general partner of ML Global Private Equity Fund, L.P.; ML Partners, the special limited partner of ML Global Private Equity Fund, L.P.; Merrill Lynch GP, Inc., by virtue of its right to consent to the voting of shares of portfolio investments of ML Global Private Equity Fund, L.P.; the individuals who are members of the investment committee of ML Partners; and each of Merrill Lynch Group, Inc. and Merrill Lynch, because they control Merrill Lynch GP, Inc., may therefore be deemed to beneficially own the shares that ML Global Private Equity Fund, L.P. holds of record or may be deemed to beneficially own. Each such entity or individual expressly disclaims beneficial ownership of these shares.

The general partner of Merrill Lynch Ventures L.P. 2001 is Merrill Lynch Ventures, L.L.C. (“ML Ventures”), which is a wholly owned subsidiary of Merrill Lynch Group, Inc. Decisions regarding the voting or disposition of shares of portfolio investments of Merrill Lynch Ventures L.P. 2001 are made by the management and investment committee of the board of directors of ML Ventures, which is composed of three individuals. Each of ML Ventures, because it is the general partner of Merrill Lynch Ventures L.P. 2001; Merrill Lynch Group, Inc. and Merrill Lynch, because they control ML Ventures; and the three members of the ML Ventures investment committee, by virtue of their shared decision making power, may be deemed to beneficially own the shares held by Merrill Lynch Ventures L.P. 2001. Such entities and individuals expressly disclaim beneficial ownership of the shares that Merrill Lynch Ventures L.P. 2001 holds of record or may be deemed to beneficially own.

Merrill Lynch Ventures L.P. 2001 disclaims beneficial ownership of the shares that ML Global Private Equity Fund, L.P. holds of record or may be deemed to beneficially own. ML Global Private Equity Fund, L.P. disclaims beneficial ownership of the shares that Merrill Lynch Ventures, L.P. 2001 holds of record or may be deemed to beneficially own. The address for the Merrill Lynch Funds and their affiliates is 4 World Financial Center, 23rd Floor, New York, NY 10080. Mandakini Puri is a senior vice president of Merrill Lynch Global Private Equity.

(9)	Unvested restricted shares held by Validus’ named executive officers and included in common shares accumulate dividends and may be voted. Unvested restricted shares held by Validus’ named executive officers are Mr. Noonan (180,938 shares), Mr. Reeth (153,847 shares), Mr. Atkin (213,120 shares), Mr. Consolino (138,350 shares) and Mr. Carpenter (1,128).

(10)	See the section entitled “Election of Directors” in Validus’ Definitive Proxy Statement filed with the SEC on March 25, 2009 for biographies of the directors, including their relationships with certain beneficial owners of common shares listed in this table.

(11)	Does not include shares and warrants beneficially owned by Aquiline Capital Partners LLC and the funds it manages. Mr. Grayson and Mr. Watson each disclaim existence of a group and beneficial ownership of the shares and warrants owned by Aquiline Capital Partners LLC and the funds it manages.

(12)	Includes shares and warrants beneficially owned by Aquiline Capital Partners LLC and the funds it manages. Mr. Greenberg disclaims existence of a group and disclaims beneficial ownership of the shares, options and warrants owned by entities affiliated with or managed by Aquiline Capital Partners LLC.

(13)	Includes shares and warrants beneficially owned by entities affiliated with or managed by Vestar Capital Partners. Mr. Levy disclaims existence of a group and disclaims beneficial ownership of the shares, options and warrants owned by entities affiliated with or managed by Vestar Capital Partners.

(14)	Includes shares and warrants beneficially owned by entities affiliated with Bank of America or managed by Bank of America affiliates. Ms. Puri disclaims existence of a group and disclaims beneficial ownership of the shares, options and warrants owned by Bank of America or managed by Bank of America affiliates.

(15)	Includes shares, options and warrants beneficially owned by entities affiliated with or managed by New Mountain Capital LLC. Mr. Singh disclaims existence of a group and disclaims beneficial ownership of the shares, options and warrants owned by entities affiliated with or managed by New Mountain Capital Group, LLC.

(16)	Excludes shares as to which beneficial ownership is disclaimed.

(17)	The addresses of each beneficial owner are as follows: Funds affiliated with or managed by Goldman, Sachs & Company, c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004; Aquiline Financial Services Fund L.P., c/o Aquiline Capital Partners LLC, 535 Madison Avenue, New York, NY 10022; Funds affiliated with or managed by Vestar, c/o Vestar Capital Partners, 245 Park Avenue, 41st Floor, New York, NY 10167; Funds affiliated with or managed by New Mountain Capital, LLC, c/o New Mountain Capital, LLC, 787 Seventh Avenue, 49th Floor, New York, NY 10019; Funds affiliated with or managed by Bank of America, c/o Merrill Lynch Global Private Equity, 4 World Financial Center, 23rd Floor, New York, NY 10080. The address of each other beneficial owner listed is c/o Validus Holdings, Ltd., 19 Par-La-Ville Road, Hamilton HM11 Bermuda.

BENEFICIAL OWNERSHIP OF IPC SHARES

The table below sets forth certain information as of July 27, 2009, (unless otherwise specified) with respect to the beneficial ownership of IPC Shares by each person who is known to IPC, based on filings made by such person under Section 13(d) and Section 13(g) of the Exchange Act, to own beneficially more than 5% of the outstanding IPC Shares, each person currently serving as a director of IPC, each nominee for director, the Chief Executive Officer, the Chief Financial Officer, each of the two most highly compensated executive officers of IPC other than the Chief Executive Officer and Chief Financial Officer and all directors and executive officers as a group.

	Amount and Nature
	of Beneficial
Name and Address of Beneficial Owner	Ownership(1)		Percentage(2)

FMR LLC	4,576,534	(3)	8.2%
82 Devonshire Street Boston, Massachusetts 02109
Franklin Resources, Inc.	3,437,100	(4)	6.1%
One Franklin Parkway San Mateo, California 94403-1906
Mark R. Bridges	891	(5)	*
Michael J. Cascio	155	(5)	*
Peter S. Christie	891	(5)	*
Kenneth L. Hammond	891	(5)	*
L. Anthony Joaquin	891	(5)	*
Antony P.D. Lancaster	891	(5)	*
Peter J.A. Cozens	141,010	(6)	*
Stephen F. Fallon	145,182	(7)	*
John R. Weale	161,399	(8)	*
All directors and executive officers as a group	452,201		*

*	Less than 1% of the outstanding IPC Shares.

(1)	In accordance with the rules of the SEC, a person is deemed to have “beneficial ownership” of common shares that such person has the rights to acquire within 60 days. For purposes of calculating percent ownership, each person’s holdings have been calculated assuming full exercise of outstanding options currently exercisable or exercisable within 60 days by such person and by including such person’s restricted stock units and performance share units vesting within 60 days, but not the exercise of options held by any other person. All amounts listed represent sole investment and voting power unless otherwise indicated.

(2)	Based on 56,091,590 IPC Shares issued and outstanding at July 27, 2009.

(3)	According to information in the Schedule 13G/A filed on February 17, 2009, FMR LLC had the following dispositive powers with respect to common shares: (a) sole voting power: none; (b) shared voting power: none; (c) sole dispositive power: 4,965,479; and (d) shared dispositive power: none.

(4)	According to information reported in the Schedule 13G/A filed on February 6, 2009, Franklin Resources, Inc. had the following dispositive powers with respect to common shares: (a) sole voting power: 3,862,492; (b) shared voting power: none; (c) sole dispositive power: 3,926,292; (d) shared dispositive power: none.

(5)	Transfer-restricted IPC Shares awarded as compensation for his services as a Director.

(6)	Includes 81,250 IPC Shares issuable upon the exercise of options and 2,928 transfer-restricted common shares.

(7)	Includes 78,750 IPC Shares issuable upon the exercise of options and 2,556 transfer-restricted common shares.

(8)	Includes 115,750 IPC Shares issuable upon the exercise of options and 2,637 transfer-restricted common shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the anticipated material U.S. federal income tax consequences to U.S. holders (as defined below) of IPC Shares of (i) the Amalgamation and (ii) holding and disposing of Validus Shares received pursuant to the Amalgamation. The statements with respect to matters of U.S. federal income tax law contained in this section are the opinion of Cahill Gordon & Reindel llp, counsel to Validus, and Sullivan & Cromwell LLP, counsel to IPC, as to such tax laws (subject to the analysis, qualifications and assumptions set forth in such statements). The statements as to IPC’s or Validus’ beliefs and conclusions as to the application of such tax laws to the facts of the Amalgamation, to IPC and to Validus represent the views of IPC’s and/or Validus’ management (as the case may be) as to the relevant facts and the application of such laws to the relevant facts and do not represent the legal opinions of either management team or of IPC’s or Validus’ respective counsel.

This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, each as in effect as of the date of this joint proxy statement/prospectus, all of which are subject to change at any time, possibly with retroactive effect. Any such change could alter the tax consequences described herein. Validus and IPC have not requested, and do not expect to request, any ruling from the Internal Revenue Service (the “IRS”) regarding the U.S. federal income tax consequences described herein.

This discussion is not binding on the IRS or any court, and there can be no assurance that the IRS will not take a contrary position or that any contrary position taken by the IRS will not be sustained by a court. This summary assumes that a U.S. holder holds IPC Shares, or Validus Shares received pursuant to the Amalgamation, as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment).

For purposes of this summary, the term “U.S. holder” means a beneficial owner of Validus Shares or IPC Shares that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, that is created or organized under the laws of the United States or any of its political subdivisions;

•	a trust that (1) is subject to the primary supervision of a court within the United States and the authority of one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, to control all substantial decisions or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If an entity treated as a partnership for U.S. federal income tax purposes holds IPC Shares, or Validus Shares received pursuant to the Amalgamation, the U.S. federal income tax treatment of such partnership and each partner will generally depend on the status and the activities of the partnership and the partner. Partnerships that hold IPC Shares, or Validus Shares received pursuant to the Amalgamation, and partners in such partnerships should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences applicable to them with respect to the Amalgamation and the holding and disposing of Validus Shares received pursuant to the Amalgamation.

This summary does not address all of the U.S. federal income tax consequences that may be applicable to a particular U.S. holder of IPC Shares or Validus Shares received pursuant to the Amalgamation. In addition, except where specifically indicated, this summary does not address the U.S. federal income tax consequences that may be relevant to particular U.S. holders in light of their individual circumstances or to U.S. holders that are subject to special rules, including:

•	brokers or dealers in securities or currencies;

•	banks and other financial institutions;

•	individual retirement accounts and other tax-deferred accounts;

•	regulated investment companies, real estate investment trusts, partnerships (or any entity treated as a partnership for U.S. federal income tax purposes) and other pass-through entities;

•	insurance companies;

•	tax-exempt entities;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	U.S. holders whose functional currency is not the U.S. dollar;

•	U.S. holders who hold Validus Shares or IPC Shares as part of a hedge, straddle, conversion transaction or other risk-reduction strategy;

•	U.S. holders who acquired IPC Shares pursuant to the exercise of an employee stock option or right or otherwise as compensation;

•	U.S. holders who are subject to the alternative minimum tax provisions of the Code;

•	U.S. holders who own or have owned, directly, indirectly or constructively, 10% or more of the IPC Shares;

•	U.S. holders who will own, directly, indirectly or constructively, 5% or more, by either vote or value, of the Validus Shares following the Amalgamation; and

•	U.S. holders of IPC Shares who validly exercise their rights under Bermuda law to seek the determination of the fair value of their IPC Shares in the Supreme Court of Bermuda.

This summary does not address the tax consequences of the Amalgamation under state, local or non-U.S. tax laws, or federal tax laws other than those pertaining to income tax.

U.S. holders of IPC Shares should consult their own tax advisors to determine the particular tax consequences to them of the Amalgamation and of holding and disposing of Validus Shares received in the Amalgamation (including the application and effect of any state, local or non-U.S. and other tax laws).

The Amalgamation

Tax Consequences Generally.  The U.S. federal income tax consequences to a U.S. holder with respect to the Amalgamation depend in part on whether the Amalgamation will qualify as a reorganization within the meaning of Section 368(a) of the Code. In order to qualify as a reorganization within the meaning of Section 368(a) of the Code, U.S. holders of IPC Shares must receive a sufficient amount of Validus Shares to satisfy the “continuity of interest” test applicable to reorganizations under Section 368(a) of the Code. Whether the Amalgamation meets that test will depend on the value of the Validus Shares issued to U.S. holders of IPC Shares in the Amalgamation relative to the value of the total consideration received by U.S. holders of IPC Shares, including any cash paid to dissenting shareholders. Based on the value of Validus Shares at the end of the day before the day the Amalgamation Agreement was signed, it is anticipated that the continuity of interest test will be satisfied unless a very significant number of IPC shareholders (estimated to be in excess of 40%) exercise applicable dissenters’ rights under Bermuda law or, depending upon the percentage of dissenting shareholders, the cash paid to dissenting shareholders is otherwise well in excess of the amount of cash that Validus and IPC anticipate will be paid to IPC shareholders that exercise applicable dissenter’s rights, if any. Accordingly, the following discussion assumes that the continuity of interest test will be satisfied. However, because there is no limit on the amount of cash that may be paid to dissenting shareholders, no assurance can be given that the continuity of interest test will be satisfied.

Completion of the Amalgamation is conditioned on, among other things, the receipt by each of Validus and IPC of tax opinions from Cahill Gordon & Reindel llp and Sullivan & Cromwell LLP, respectively, that (1) the Amalgamation will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, (2) each of IPC and Validus will be a party to that reorganization within the meaning of Section 368(b) of the Code and (3) Validus will be treated, in respect of any shareholder who will own after the Amalgamation less than 5% of the issued Validus Shares (as determined under Treasury regulations Section 1.367(a)-3(b)(1)(i)) as a corporation under Section 367(a) of the Code with respect to each transfer of property thereto pursuant to the Amalgamation. These opinions will be based on customary assumptions, including that the Amalgamation will be consummated in accordance with the terms of the Amalgamation Agreement, and on representation letters provided by Validus and IPC, to be delivered at the time of closing, as to certain factual matters, including representations that the continuity of interest test will be met. In rendering their respective opinions, Sullivan & Cromwell LLP and Cahill Gordon & Reindel llp will assume that the representations of IPC and Validus are accurate, correct and complete in all respects at the time of the closing of the Amalgamation, without regard to any qualifications as to knowledge, belief or intent. Neither of these tax opinions will be binding on the IRS. Neither IPC nor Validus intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the Amalgamation. The following discussion assumes that the Amalgamation will be treated in the manner described in the tax opinions.

A U.S. holder of IPC Shares that exchanges its IPC Shares for Validus Shares and cash pursuant to the Amalgamation will generally recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of cash received in the Amalgamation (excluding any cash received in lieu of a fractional Validus Share), and (ii) the excess, if any, of (a) the sum of the cash and fair market value of the Validus Shares received by such U.S. holder (including the fair market value of any fractional Validus Share deemed received), over (b) the U.S. holder’s tax basis in the IPC Shares exchanged therefor. For this purpose, U.S. holders of IPC Shares must calculate gain (or disallowed loss) separately for each identified block of IPC Shares exchanged (that is, IPC Shares acquired at the same cost in a single transaction). Cash received in lieu of a fractional Validus Share is not taken into account in making these computations of gain recognized in the Amalgamation. Rather, cash received in lieu of a fractional Validus Share is treated in the manner described below.

The aggregate tax basis of the Validus Shares received by a U.S. holder of IPC Shares in the Amalgamation (including the basis in any fractional Validus Share deemed received) will be the same as the aggregate tax basis of the U.S. holder’s IPC Shares exchanged in the Amalgamation, decreased by the amount of cash received (excluding any cash received in lieu of a fractional Validus Share) and increased by the amount of gain recognized in the Amalgamation (including gain treated as dividend income as described below but excluding any gain recognized with respect to cash received in lieu of a fractional Validus Share). The holding period of the Validus Shares received by a U.S. holder of IPC Shares pursuant to the Amalgamation will include the holding period of the IPC Shares exchanged in the Amalgamation. If a U.S. holder of IPC Shares acquired different blocks of IPC Shares at different times or at different prices, such U.S. holder’s tax basis and holding period in its Validus Shares may be determined with reference to each block of IPC Shares exchanged.

Treatment of Gain.  Subject to the passive foreign investment company (“PFIC”) rules discussed below or the potential application of Section 1248 of the Code discussed below, any gain recognized in the Amalgamation generally will be treated as capital gain, unless the receipt of cash by a U.S. holder has the effect of the distribution of a dividend for U.S. federal income tax purposes (as discussed below). Any such capital gain will be long-term capital gain if the U.S. holder has held the IPC Shares for more than one year at the time of such exchange. Under current law, long-term capital gain of individuals and other noncorporate shareholders is generally subject to tax at a maximum rate of 15%. If the receipt of cash has the effect of the distribution of a dividend, the amount of gain will be treated as dividend income to the extent of the U.S. holder’s ratable share of IPC’s accumulated earnings and profits as calculated for U.S. federal income tax purposes. Any gain of an individual or other noncorporate U.S. holder which is treated as dividend income will generally be subject to U.S. federal income tax at a maximum rate of 15%, provided certain holding period requirements are met (see — Holding and Disposing of Validus Shares — Distributions). A corporate U.S. holder will not be entitled to a dividends received deduction for any gain which is treated as dividend income that is otherwise generally available upon the receipt of dividends distributed by U.S. corporations.

In general, the determination as to whether gain recognized by a U.S. holder of IPC Shares has the effect of a distribution of a dividend depends upon whether, and to what extent, the Amalgamation reduces the U.S. holder’s deemed percentage share ownership in Validus. For purposes of this determination, a U.S. holder of IPC Shares will be treated as if it first exchanged all of its IPC Shares solely for Validus Shares (instead of the combination of Validus Shares and cash actually received), and then a portion of the Validus Shares so received were immediately redeemed by Validus for the cash (excluding any cash received in lieu of a fractional Validus Share) that the U.S. holder actually received in the Amalgamation. Subject to the PFIC rules discussed below or the potential application of Section 1248 of the Code discussed below, the gain recognized will be treated as capital gain if the deemed redemption is “substantially disproportionate” or “not essentially equivalent to a dividend” with respect to the U.S. holder of IPC Shares.

In general, the deemed redemption will be “substantially disproportionate” with respect to a U.S. holder of IPC Shares if such U.S. holder experiences a more than 20% reduction in its interest in Validus (both by vote and value) as a result of the deemed redemption. In order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the IPC shareholder’s deemed percentage share ownership of Validus Shares. The IRS has indicated that a minority stockholder in a publicly traded corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs will experience a “meaningful reduction” if that stockholder experiences any reduction in its percentage stock ownership in connection with a redemption. In applying the foregoing tests, a U.S. holder will, under the constructive ownership rules, be deemed to own Validus Shares that are owned by certain related persons or entities or with respect to which the U.S. holder owns options, in addition to the Validus Shares actually owned by that U.S. holder. Because the application of these tests may be complex, U.S. holders of IPC Shares should consult their own tax advisors regarding the possibility that all or a portion of any cash received in exchange for IPC Shares will be treated as a dividend.

Cash In Lieu of a Fractional Validus Share.  If a U.S. holder of IPC Shares receives cash in lieu of a fractional Validus Share, such U.S. holder will generally be treated as having received the fractional Validus Share pursuant to the Amalgamation and then as having had that fractional Validus Share redeemed by Validus for cash. As a result, a U.S. holder of IPC Shares will generally recognize gain or loss measured by the difference between the amount of cash received in lieu of the fractional Validus Share and the portion of the basis of the U.S. holder’s Validus Shares allocable to such fractional Validus Share. Subject to the discussion below relating to the potential application of Section 1248 of the Code or the PFIC rules, such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period in the IPC Shares exchanged was greater than one year as of the date of the exchange. Long-term capital gains of individuals and other noncorporate U.S. holders are generally eligible for reduced rates of taxation (as discussed above). The deductibility of capital losses is subject to limitations.

Miscellaneous Reporting Requirements.  If a U.S. holder of IPC Shares receives Validus Shares in the Amalgamation and, immediately before the Amalgamation, owned 5% or more, by vote or value, of the IPC Shares, such U.S. holder will be required to file a statement with its U.S. federal income tax return for the year of the Amalgamation. The statement must set forth the U.S. holder’s basis in, and the fair market value of, its IPC Shares exchanged in the Amalgamation, the date of the Amalgamation, and the name and employer identification number of Validus and IPC. Such U.S. holder will also be required to retain permanent records of these facts. U.S. holders of IPC Shares that own more than 5% of IPC Shares should consult with their own tax advisors regarding any applicable reporting requirements.

Section 1248.  Section 1248 of the Code generally treats a U.S. holder’s gain from the sale or exchange of shares in a non-U.S. corporation as a dividend to the extent of the non-U.S. corporation’s earnings and profits attributable to such shares during the period that the U.S. holder held the shares (with certain adjustments) but only if the U.S. holder was a “United States shareholder” at any time during the five-year period ending on the date of disposition when the non-U.S. corporation was a controlled foreign corporation (“CFC”) (for more details on CFCs, see — Holding and Disposing of Validus Shares — Controlled Foreign Corporation Rules). Furthermore, if a U.S. holder would be subject to Section 1248 with respect to a sale or exchange of its IPC Shares before the Amalgamation but would not be subject to Section 1248 with respect to a sale or exchange of Validus Shares following the Amalgamation, such U.S. holder would be required to include in income as a deemed dividend an amount equal to the excess, if any, of (i) the sum of the cash and fair market value of the Validus Shares received by such U.S. holder (including the fair market value of any fractional Validus Share deemed received), over (ii) the U.S. holder’s tax basis in the IPC Shares exchanged therefor, but only to the extent of IPC’s earnings and profits attributable to such shares during the period that the U.S. holder held such shares (with certain adjustments).

For these purposes, any U.S. person who owns, directly or indirectly through non-U.S. persons, or is considered to own under applicable constructive ownership rules of the Code, 10% or more of the total combined voting power of all IPC Shares will be considered to be a “United States shareholder.” In general, a non-U.S. insurance company is treated as a CFC if “United States shareholders” collectively own (directly, indirectly or constructively) more than 25% of the total combined voting power or total value of its stock, and a non-U.S. corporation that is not an insurance company is treated as a CFC if “United States shareholders” collectively own (directly, indirectly or constructively) more than 50% of the total combined voting power or total value of its stock. The constructive ownership rules applicable for these purposes are complex, and may result in a person, such as a partnership, constructively owning shares directly, indirectly or constructively owned by its members. Furthermore, a “United States shareholder” may in certain circumstances be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the U.S. federal income tax or information return that it would normally file for the taxable year in which the disposition occurs.

Section 953(c)(7) of the Code generally provides that Section 1248 of the Code will also apply to the sale or exchange of shares in a non-U.S. corporation by a shareholder if the non-U.S. corporation would be taxed as an insurance company if it were a domestic corporation and is 25% or more owned by U.S. persons, regardless of whether the shareholder is a “United States shareholder.” Existing Treasury regulations do not address whether Section 1248 of the Code and the requirement to file Form 5471 would apply if the non-U.S. corporation is not a CFC but the non-U.S. corporation has a subsidiary that would be taxed as an insurance company if it were a domestic corporation and that is a CFC by reason of Section 953(c)(7).

Section 1248 of the Code should not apply to gain recognized on the disposition of IPC Shares pursuant to the Amalgamation because (1) assuming this restriction is enforced, IPC’s bye-laws prevent shareholders from owning, directly, indirectly or constructively, 10% or more of the voting power of the IPC Shares, and (2) IPC is not directly engaged in the insurance business and, under proposed Treasury regulations, Sections 953(c)(7) and 1248 of the Code appear to be applicable only in the case of shares of corporations that are directly engaged in the insurance business. Additionally, Section 1248 of the Code should not apply to the disposition of a fractional Validus Share deemed received in the Amalgamation because (i) assuming this restriction is enforced, Validus’ bye-laws prevent shareholders from owning, directly, indirectly or constructively, 10% or more of the voting power of the Validus Shares, and (ii) Validus is not directly engaged in the insurance business. However, there can be no assurance that Section 1248 of the Code and the requirement to file Form 5471 will not apply to (1) gain recognized pursuant to the Amalgamation or (2) the disposition of a fractional Validus Share deemed received in the Amalgamation. For more detail on the application of Section 1248 of the Code, see — Holding and Disposing of Validus Shares — Sale, Exchange, Redemption or Other Taxable Disposition of Validus Shares.

Passive Foreign Investment Company Status of IPC.  A U.S. holder of IPC Shares may be subject to adverse U.S. federal income tax rules in respect of a disposition of IPC Shares, including a non-taxable disposition pursuant to the Amalgamation, if IPC were classified as a PFIC for any taxable year during which such U.S. holder has held IPC Shares and did not have certain elections in effect.

In general, a foreign corporation will be a PFIC if:

•	75% or more of its income constitutes “passive income;” or

•	50% or more of its assets produce, or are held for the production of, passive income.

For the above purposes, “passive income” is defined to include income of the kind which would be foreign personal holding company income under Section 954(c) of the Code, and generally includes interest, dividends, annuities and other investment income. The PFIC statutory provisions, however, contain an express exception for income “derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business.” This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. IPC believes that each of its insurance company subsidiaries is predominantly engaged in an insurance business and does not have financial reserves in excess of the reasonable needs of its insurance business. The PFIC statutory provisions contain a look-through rule stating that, for purposes of determining whether a foreign corporation is a PFIC, such foreign corporation shall be treated as if it received “directly its proportionate share of the income” and as if it “held its proportionate share of the assets” of any other corporation in which it owns at least 25% by value of the stock. While no explicit guidance is provided by the statutory language, under this look-through rule IPC should be deemed to own the assets and to have received the income of all of its insurance subsidiaries directly as insurance assets and insurance income for purposes of determining whether IPC qualifies for the insurance exception. This interpretation of the look-through rule is consistent with the legislative intention generally to exclude bona fide insurance companies from the application of the PFIC provisions; there can, of course, be no assurance as to what positions the IRS or a court might take in the future.

While IPC, based on the analysis above, does not believe that it is or has been treated as a PFIC, if IPC were currently or previously treated as a PFIC but Validus were not treated as a PFIC for its current taxable year, the disposition of IPC Shares in the Amalgamation might constitute a fully taxable transaction to U.S. holders of IPC Shares for U.S. federal income tax purposes. As discussed in greater detail below, Validus does not believe that it will be treated as a PFIC for the current taxable year and does not expect to become a PFIC in the foreseeable future. U.S. holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the Amalgamation if IPC were treated as a PFIC with respect to such U.S. holder.

Backup Withholding and Information Reporting.  Cash payments received by a non-corporate U.S. holder of IPC Shares may, under certain circumstances, be subject to information reporting and backup withholding (currently imposed at a rate of 28%), unless the U.S. holder provides proof of an applicable exemption or furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Determining the actual tax consequences of the Amalgamation to a U.S. holder of IPC Shares may be complex. They will depend on the U.S. holder’s specific situation and on factors that are not within IPC’s control. U.S. holders of IPC Shares should consult with their own tax advisors regarding the tax consequences of the Amalgamation in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or non-U.S. and other tax laws and of changes in those laws.

Holding and Disposing of Validus Shares

Distributions.  Unless Validus is treated as a PFIC (as discussed below) or as a CFC (as discussed below), the gross amount of distributions paid to a U.S. holder with respect to Validus Shares received in the Amalgamation will be included in the gross income of such U.S. holder as dividend income to the extent Validus has either accumulated earnings and profits (measured from the inception of Validus through the date of the distribution, and including any earnings and profits of IPC which may, depending on the circumstances, be inherited by Validus in the Amalgamation) or current earnings and profits (for the entire taxable year in which the distribution is made). Under current law, dividends paid to an individual and other noncorporate U.S. holder with respect to Validus Shares received in the Amalgamation in taxable years beginning before January 1, 2011, that constitute “qualified dividend income” will be taxable at a maximum tax rate of 15% if the U.S. holder held such Validus Shares for more than 60 days during the 121-day period that begins 60 days before the ex-dividend date and meets certain other requirements. Dividends distributed by Validus with respect to Validus Shares generally will be “qualified dividend income” if, in the year such dividends are received, the Validus Shares are readily tradable on an established securities market in the United States. Validus expects that the Validus Shares issued pursuant to the Amalgamation will be listed on the NYSE and, if they are so listed, these Validus Shares should be treated as readily tradable on an established securities market in the United States. Except as discussed below with respect to backup withholding, distributions paid by Validus to U.S. holders with respect to Validus Shares received in the Amalgamation will not be subject to U.S. withholding tax. A corporate U.S. holder will not be entitled to a dividends received deduction that is otherwise generally available upon the receipt of dividends distributed by U.S. corporations.

To the extent the amount of any distribution exceeds the current and accumulated earnings and profits for a taxable year of Validus, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted tax basis of Validus Shares with regard to which the distribution was made, and to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Validus Shares. U.S. holders should consult their own tax advisors regarding the amount of distributions from Validus after the Amalgamation that are treated as dividends for U.S. federal income tax purposes.

Controlled Foreign Corporation Rules.  If a foreign corporation is a CFC (as described above under — The Amalgamation — Section 1248) for an uninterrupted period of 30 days or more during a taxable year, each “United States shareholder” (as defined above under — The Amalgamation — Section 1248) of such corporation who owns shares in the corporation directly, or indirectly through non-U.S. entities, on the last day in such year on which such corporation is a CFC must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income,” even if the subpart F income is not distributed. “Subpart F income” generally includes passive investment income and insurance income. Validus anticipates that substantially all of its (and its subsidiaries’) income is subpart F income.

Under the bye-laws of Validus that limit voting power, no U.S. person who owns Validus Shares directly or indirectly through one or more non-U.S. entities should be treated as owning (directly, indirectly through non-U.S. entities or constructively) 10% or more of the total voting power of all classes of Validus Shares or shares of any of Validus’ non-U.S. subsidiaries. Assuming this restriction is enforced, none of Validus’ shareholders should be treated as a “United States shareholder” for purposes of these rules. There can be no assurance, however, that the CFC rules will not apply to U.S. holders of Validus Shares, including as a result of their indirect ownership of the stock of Validus’ subsidiaries. Accordingly, U.S. persons who might, directly, indirectly or constructively acquire 10% or more of the Validus Shares or the shares of any of its subsidiaries should consult their own tax advisors regarding the possible application of the CFC rules.

Related Person Insurance Income Rules.  Any U.S. person who owns Validus Shares, and hence indirectly owns shares of Validus Reinsurance Ltd., IPCRe or any of Validus’ other insurance company subsidiaries, on the last day of such insurance company’s taxable year may be required to include in its income for U.S. federal income tax purposes its pro rata share of such insurance company’s related person insurance income (“RPII”) for the taxable year if U.S. persons own, directly, indirectly or constructively, 25% or more of the shares of such insurance company for an uninterrupted period of at least 30 days during the taxable year. In general, RPII means premium and related investment income from the direct or indirect insurance or reinsurance of any direct or indirect U.S. shareholder of such insurance subsidiary, or any person related to such shareholder, including Validus. U.S. persons who own shares of an insurance company must include RPII in income only if such company’s RPII equals or exceeds 20% of its gross insurance income in any taxable year and at least 20% of the stock of such insurance company (measured by either voting power or value) is owned, directly or indirectly (under complex attribution rules), by (1) persons (including non-U.S. persons) who are insured, directly or indirectly, under policies of insurance or reinsurance written by such insurance company or (2) persons related to any such person. The amount of income included is determined as if such RPII were distributed proportionately to such U.S. persons on the last day of such taxable year, regardless of whether such income is actually distributed. A U.S. person’s pro rata share of an insurance subsidiary’s RPII for any taxable year, however, will not exceed its proportionate share of that subsidiary’s earnings and profits for the year (as determined for U.S. federal income tax purposes).

Validus does not anticipate that any of its subsidiaries will have RPII that equals or exceeds 20% of such subsidiary’s gross insurance income. Because some of the factors that determine the extent of RPII in any period may be beyond Validus’ control, there can be no assurance that RPII of any of its insurance subsidiaries will not equal or exceed 20% of its gross insurance income in any taxable year. In addition, it may be difficult for Validus to determine whether it is 20% or more owned (by either voting power or value), directly or indirectly (under complex attribution rules), by insured or reinsured persons or persons related to insured or reinsured persons.

If the RPII rules were to apply to any of Validus’ insurance subsidiaries:

•	a U.S. holder’s tax basis in its Validus Shares would be increased by the amount of any RPII that such U.S. holder includes in income;

•	the U.S. holder could exclude from income the amount of any distribution by Validus to the extent of the RPII included in income for the year in which the distribution was paid or for any prior year (which excluded amount would be applied to reduce the U.S. holder’s tax basis in its Validus Shares); and

•	each U.S. holder who is a direct or indirect shareholder of Validus on the last day of Validus’ taxable year would be required to attach Form 5471 to its U.S. federal income tax or information return.

While, in certain circumstances, a U.S. person could exclude from income distributions with respect to RPII that a prior shareholder included in income, that exclusion will generally not be available to U.S. holders whose IPC Shares are exchanged for Validus Shares pursuant to the Amalgamation, or who acquire Validus Shares in the public trading markets and therefore would be unable to identify the previous shareholder and demonstrate that such shareholder previously had included the RPII in income.

The amounts of the RPII inclusions may be subject to adjustment based upon subsequent IRS examination. A tax-exempt organization will be required to attach Form 5471 to its information return in the circumstances described above. Failure to file Form 5471 may result in penalties. In addition, U.S. holders who at any time own 10% or more of the Validus Shares may have an independent obligation to file certain information returns.

There is a lack of definitive guidance interpreting the RPII provisions. Treasury regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made to the proposed regulations. Accordingly, the meaning of the RPII provisions and their application to Validus and its subsidiaries is uncertain. In addition, there can be no assurance that the IRS will not challenge any determinations by Validus or any of its subsidiaries as to the amount, if any, of RPII that should be includible in income or that the amounts of the RPII inclusions will not be subject to adjustment based upon subsequent IRS examination.

Foreign Tax Credit.  Validus and IPC anticipate that at least 50% (determined by voting power or value) of the total outstanding Validus Shares may be owned by U.S. persons. Provided that Validus is so owned, dividends paid by Validus will be treated, for purposes of determining the foreign tax credit limitation, as partly U.S. source and partly non-U.S. source, in proportion to the source of Validus’ earnings and profits for the year in which the dividend is paid. Any amounts required to be included in a U.S. holder’s gross income under the CFC rules or the RPII rules, and any amounts treated as dividends under Section 1248 of the Code, would also be partly non-U.S. source and partly U.S. source. Because the calculation of a taxpayer’s foreign tax credit limitation is complex and is dependent on the particular taxpayer’s circumstances, U.S. holders of Validus Shares should consult their own tax advisors with respect to these matters.

Tax-Exempt Shareholders.  Tax-exempt entities are generally required to treat certain subpart F insurance income, including RPII, that is includable in income by the tax-exempt entity as unrelated business taxable income.

Sale, Exchange, Redemption or Other Taxable Disposition of Validus Shares.  Subject to the discussion below relating to the potential application of Section 1248 of the Code or the PFIC rules, any gain or loss realized by a U.S. holder on the sale or other taxable disposition of Validus Shares received in the Amalgamation will be subject to U.S. federal income tax as capital gain or loss (which will be long-term capital gain or loss if the holding period for such Validus Shares exceeds one year on the date of such sale or disposition) in an amount equal to the difference, if any, between the amount realized upon such sale or exchange and such U.S. holder’s tax basis in its Validus Shares. Preferential tax rates currently apply to long-term capital gains of individuals and other noncorporate U.S. holders. Deductions for capital losses are subject to significant limitations under the Code. Any gain or loss will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes, and any gain will generally constitute “passive income” for these purposes.

Section 1248 of the Code provides that if a U.S. person sells or exchanges stock in a foreign corporation and such person owned, directly, indirectly through certain foreign entities or constructively, 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will generally be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) attributable to such shares during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). A “United States shareholder” may in certain circumstances be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the U.S. federal income tax or information return that it would normally file for the taxable year in which the disposition occurs.

Section 953(c)(7) of the Code generally provides that Section 1248 of the Code will also apply to the sale or exchange of shares in a non-U.S. corporation if the non-U.S. corporation would be taxed as an insurance company if it were a domestic corporation and is 25% or more owned by U.S. persons, regardless of whether the shareholder is a “United States shareholder” or whether RPII constitutes 20% or more of the corporation’s gross insurance income. Existing Treasury regulations do not address whether Section 1248 of the Code and the requirement to file Form 5471 would apply if the non-U.S. corporation is not a CFC but the non-U.S. corporation has a subsidiary that would be taxed as an insurance company if it were a domestic corporation and that is a CFC by reason of Section 953(c)(7) (although, as discussed above, “United States shareholders” of Validus Shares may have an independent obligation to file Form 5471). Section 1248 of the Code should not apply to dispositions of Validus Shares because (i) assuming this restriction is enforced, Validus’ bye-laws prevent shareholders from owning, directly, indirectly or constructively, 10% or more of the voting power of the Validus Shares, and (ii) Validus is not directly engaged in the insurance business and, under proposed Treasury regulations, Sections 953(c)(7) and 1248 of the Code appear to be applicable only in the case of shares of corporations that are directly engaged in the insurance business. There can be no assurance, however, that the IRS will interpret the proposed Treasury regulations in this manner or that the proposed Treasury regulations will not be amended or promulgated in final form so as to provide that Section 1248 of the Code and the requirement to file Form 5471 will apply to dispositions of Validus Shares.

Passive Foreign Investment Companies.  Certain adverse U.S. federal income tax rules generally apply to a U.S. person that owns or disposes of stock in a non-U.S. corporation that is treated as a PFIC. In general, a foreign corporation will be a PFIC if:

•	75% or more of its income constitutes “passive income;” or

•	50% or more of its assets produce, or are held for the production of, passive income.

If Validus were to be characterized as a PFIC, a U.S. holder of Validus Shares would be subject to a penalty tax resulting from sale at a gain of these Shares, or resulting from receipt of an “excess distribution” with respect to these Shares, unless such shareholder elected to be taxed annually on these Shares regardless of whether dividends were distributed or Shares were sold (U.S. holders should consult their own tax advisors with respect to their ability to make any such elections and the tax consequences of making any such elections). In general, a shareholder receives an “excess distribution” if the amount of the distribution is more than 125% of the average distribution with respect to the stock during the three preceding taxable years (or shorter period during which the taxpayer held the stock). In general, the penalty tax is equivalent to an interest charge on taxes that are deemed due during the period the shareholder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares was taxed in equal portions at the highest applicable tax rate throughout the shareholder’s period of ownership. The interest charge is equal to the applicable rate imposed on underpayments of U.S. federal income tax for such period. In addition to the penalty tax, if Validus were determined to be a PFIC, any gain on the disposition of Validus Shares would be treated as ordinary income (and hence would not be entitled to the 15% maximum rate for long-term capital gains recognized by individuals and other noncorporate taxpayers). Furthermore, any dividends paid by Validus would not constitute qualified dividends (and hence would not be entitled to the 15% maximum rate for qualified dividends received by individuals and other noncorporate taxpayers) if Validus is treated as a PFIC in the year in which such dividend is paid or in the prior taxable year.

For the above purposes, “passive income” is defined to include income of the kind which would be foreign personal holding company income under Section 954(c) of the Code, and generally includes interest, dividends, annuities and other investment income. The PFIC statutory provisions, however, contain an express exception for income “derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business.” This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. Validus believes that each of its insurance company subsidiaries is predominantly engaged in an insurance business and does not have financial reserves in excess of the reasonable needs of its insurance business. The PFIC statutory provisions contain a look-through rule stating that, for purposes of determining whether a foreign corporation is a PFIC, such foreign corporation shall be treated as if it received “directly its proportionate share of the income” and as if it “held its proportionate share of the assets” of any other corporation in which it owns at least 25% by value of the stock. No explicit guidance is provided by the statutory language as to whether assets and income of an insurance subsidiary should be treated as assets and income of an insurance business for purposes of determining whether Validus qualifies for the insurance exception. Furthermore, there is no explicit guidance as to what constitutes the active conduct of an insurance business or when a corporation is predominantly engaged in an insurance business. Although certain of Validus’ insurance subsidiaries do not have their own employees or subsidiaries with employees, Validus has been advised by counsel that these insurance subsidiaries nonetheless actively conduct an insurance business and are predominantly engaged in an insurance business.

Based on the above analysis, Validus does not believe that it will be treated as a PFIC for the current taxable year and does not expect to become a PFIC in the foreseeable future. However, the determination of whether Validus is a PFIC is made annually, and is based on the activities, income and assets of Validus and its subsidiaries, all of which are subject to change. Accordingly, no assurance can be given that Validus will not become a PFIC in the future. U.S. holders of Validus Shares should consult their own tax advisors with respect to how the PFIC rules could affect the sale, exchange, redemption or other taxable disposition of Validus Shares received in the Amalgamation or the receipt of any distributions with respect to such Validus Shares.

Backup Withholding and Information Reporting.  In general, information reporting will apply to distributions made with respect to, and proceeds received on the disposition of, Validus Shares that are paid to a U.S. holder within the United States (and, in certain cases, outside of the United States), unless the U.S. holder establishes that it is an exempt recipient, such as a corporation. Backup withholding (currently imposed at a rate of 28%) may apply to such payment if the U.S. holder fails to timely provide a taxpayer identification number or certification of exempt status or fails to report dividend and interest income in full. Backup withholding tax is not an additional tax. A U.S. holder subject to the backup withholding rules will be allowed a credit of the amount withheld against such U.S. holder’s U.S. federal income tax liability and, if backup withholding tax results in an overpayment of U.S. federal income tax, such U.S. holder may be entitled to a refund, provided that the requisite information is correctly furnished to the IRS in a timely manner. U.S. holders should consult their own tax advisors as to the information reporting and backup withholding tax rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES APPLICABLE TO U.S. HOLDERS RELATING TO THE AMALGAMATION AND THE HOLDING AND DISPOSING OF VALIDUS SHARES RECEIVED PURSUANT TO THE AMALGAMATION. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Validus and IPC

As of the date this joint proxy statement/prospectus was first mailed to IPC shareholders, Validus was the registered holder of 100 IPC Shares, or less than 1% of the outstanding IPC Shares, and Validus was entitled to vote as to all of the IPC Shares it owns.

Validus

Validus has established written procedures for the review of transactions between Validus and any company affiliated with funds managed by any of Validus’ sponsors (a “portfolio company”) or any other company in which Validus’ officers or directors have a material interest. Any such transaction must be reviewed and approved by Validus’ management or the management of the operating subsidiary entering into the transaction, and the terms of such transaction should be arm’s-length or on terms that are otherwise fair to Validus. Any such transaction will also require prior approval of the audit committee, except reinsurance assumed transactions with a portfolio company that senior management has determined are ordinary course. Furthermore, the effect, if any, of such a transaction on the independence of any director will be considered.

The employers of or entities associated with certain directors or their affiliates have purchased or may in the future purchase insurance and/or reinsurance from Validus on terms Validus believes were and will be no more favorable to these insureds than those made available to other customers.

Certain members of Validus’ management and staff have provided guarantees to 1384 Capital Ltd, a company formed to indirectly facilitate the provision of Funds at Lloyd’s (“FAL”).

Compensation Committee Interlocks and Insider Participation

Validus’ compensation committee is composed of John J. Hendrickson, Sander M. Levy, Mandakini Puri, Sumit Rajpal and Alok Singh. Each member of Validus’ compensation committee, other than Messrs. Hendrickson and Singh, has a relationship with entities with which Validus has engaged in certain transactions described below. Entities affiliated with Messrs. Hendrickson and Singh acquired common shares at the time of Validus’ formation and are parties to Validus’ shareholder agreement described below.

Shareholders’ Agreement and Related Provisions

Certain of Validus’ shareholders who acquired Validus Shares prior to the date of Validus’ initial public offering (the “existing shareholders”) and Validus have entered into a shareholders’ agreement dated as of December 12, 2005 that governs certain relationships among, and contains certain rights and obligations of, such existing shareholders.

In connection with any future public offerings of common shares by Validus, the shareholders’ agreement grants those existing shareholders certain rights to participate in registered offerings by Validus of its common shares, including “demand” and “piggyback” registration rights. The shareholders’ agreement defines Aquiline Capital Partners, LLC and its related companies (together, “Aquiline”) Goldman Sachs Capital Partners, Vestar Capital Partners, New Mountain Capital, LLC and Merrill Lynch Global Private Equity as “sponsors.” So long as a sponsor continues to beneficially hold at least 1/3 of its original common shares, a sponsor is deemed to be a “qualified sponsor.” The shareholders’ agreement permits qualified sponsors to make up to four demand registrations.

These demand and piggyback registration rights are subject to limitations as to the maximum number of shares that may be registered if the managing underwriter in such an offering advises that the number of common shares offered should be limited due to market conditions or otherwise. Validus is required to pay all expenses incurred in connection with demand and piggyback registrations, excluding, in the case of demand registrations, underwriting discounts and commissions.

Each of Goldman Sachs Capital Partners and Merrill Lynch Global Private Equity is entitled to require pursuant to the shareholders’ agreement that Validus appoint each of Goldman Sachs and Merrill Lynch to act as a lead managing underwriter for certain demand registrations; provided that each of Goldman Sachs and Merrill Lynch individually is recognized at the time as a leading underwriter for such securities and affiliates of Goldman Sachs and Merrill Lynch are qualified sponsors at such time and the terms offered are market terms.

Additionally, the shareholders’ agreement provides that existing shareholders as well as affiliates, directors, officers, employees and agents of existing shareholders are permitted to engage in activities or businesses that are competitive with us. This section of the shareholders’ agreement also specifically releases existing shareholders from any obligation to refer business opportunities to Validus and establishes that no existing shareholder has any fiduciary or other duties to Validus.

Relationships with Validus’ Founder and Sponsoring Investors and Their Related Parties

Validus Re entered into agreements on December 8, 2005 with BlackRock Financial Management, Inc. (“BlackRock”) under which BlackRock provides investment management services of part of its investment portfolio, as well as certain reporting and related services in connection therewith. Accounting and investment management fees earned by BlackRock for the year ended December 31, 2008 were $2,243,000 and for the three months ended March 31, 2009 were $451,000. Merrill Lynch (whose parent company is Bank of America) is a shareholder of BlackRock.

Validus Re entered into an agreement on December 8, 2005 with Goldman Sachs Asset Management and its affiliates (together, “GSAM”) under which GSAM was appointed as an investment manager of part of Validus’ investment portfolio. Investment management fees earned by GSAM for year ended December 31, 2008 were $1,404,000 and for the three months ended March 31, 2009 were $358,000.

Pursuant to reinsurance agreements with PARIS RE Holdings Limited (“Paris Re”), Validus recognized gross premiums written of $6,807,000 during the year ended December 31, 2008 and $6,606,000 during the three months ended March 31, 2009, of which $4,412,000 was included in premiums receivable at December 31, 2008 and $8,379,000 was included in premiums receivable at March 31, 2009. The earned premiums adjustment of $4,457,000 was recorded for the year ended December 31, 2008 and the earned premiums adjustment of $1,706,000 was recorded for the three months ended March 31, 2009. Vestar Capital entities are shareholders of Paris Re.

Pursuant to a reinsurance agreement, Validus has ceded premiums to Group Ark Insurance Holdings Ltd. (“Group Ark”) of $1,348,000 for the year ended December 31, 2008 and $800,000 for the three months ended March 31, 2009. A balance due to Group Ark of $600,000 was included in reinsurance balances payable at March 31, 2009. The contract terms were negotiated on an arm’s-length basis. Aquiline and its affiliates own a majority of the ordinary shares of, and Mr. Watson is a director of, Group Ark.

Certain members of Validus’ management and staff have provided guarantees to 1384 Capital Ltd, a company formed to indirectly facilitate the provision of FAL. Validus paid to such management and staff in respect of such provision of FAL $803,000 for the year ended December 31, 2008 and $13,000 for the three months ended March 31, 2009, all of which was included in accounts payable and accrued expenses at such respective dates. An amount of $66,000 was included in general and administrative expenses in respect of the reimbursement of expenses relating to such FAL provision for the year ended December 31, 2008 and an amount of $15,000 was included in general and administrative expenses in respect of the reimbursement of expenses relating to such FAL provision for the three months ended March 31, 2009.

IPC

IPC’s Policies and Procedures for Review, Approval or Ratification of Related Person Transactions

IPC’s written Code of Conduct requires Directors and all employees to notify IPC of transactions involving IPC and a member of the immediate family of a Director or an employee, or an individual who has a close personal relationship with a Director or an employee of IPC. Conflicts of interest are prohibited under

IPC’s Code of Conduct, unless they have been approved by IPC. All Directors and officers are required to complete an annual questionnaire to certify their compliance with IPC’s Code of Conduct.

When IPC becomes aware of a proposed or existing transaction with a related party, the company secretary, in consultation with management and external counsel, as appropriate, determines whether the transaction would require proxy disclosure as a related-party transaction. If such a determination is made, management and the company secretary, in consultation with external counsel, determine whether, in their view, the transaction should be permitted, whether it should be modified to avoid any potential conflict of interest, should be terminated, or whether some other action should be taken. If deemed necessary, such action is then referred to IPC’s Executive Committee, at its next meeting (or earlier, if appropriate), for review and final determination as it deems appropriate.

COMPARISON OF SHAREHOLDERS’ RIGHTS

The following is a summary of the material differences between the current rights of Validus shareholders and the current rights of IPC shareholders. The rights of the IPC shareholders who become Validus shareholders pursuant to the Amalgamation will be governed by the memorandum of association and the amended and restated bye-laws of Validus, which will remain subject to amendment in accordance with their terms. This summary is not intended to be complete and is qualified by reference to Validus’ memorandum of association and its amended and restated bye-laws, and IPC’s memorandum of association and its amended and restated bye-laws, as well as the laws of Bermuda. Validus’ memorandum of association and amended and restated bye-laws are incorporated by reference (as Exhibit 3.1 to Validus’ Registration Statement on Form S-1 filed on January 16, 2007 and Exhibit 3.2 to Validus’ Registration Statement on Form S-1 (Amendment No. 4) filed on July 5, 2007, respectively). IPC’s memorandum of association and amended and restated bye-laws are incorporated by reference (as Exhibit 3.1 to IPC’s Registration Statement on Form S-1 (Amendment No. 1) filed on February 9, 1996 and Exhibit 3.2 to IPC’s Quarterly Report on Form 10-Q filed on July 30, 2007, respectively).

Share Capital

As of May 11, 2009, Validus had an authorized share capital of $100,000,000 divided into 571,428,571 authorized common shares, par value of $0.175 per share. As of July 15, 2009, Validus’ issued and outstanding share capital consisted of 75,828,922 common shares, par value $0.175 per share. In addition, as of March 31, 2009, Validus has granted warrants and options convertible into 11,476,017 Validus common shares and 3,012,854 unvested restricted shares. Upon the exercise of all of Validus’ outstanding warrants and options and the vesting of all of Validus’ outstanding unvested restricted shares, there would be 90,317,793 issued and outstanding Validus common shares. Validus common shares trade on the NYSE.

As of May 8, 2009, IPC had an authorized share capital of $1,850,000 divided into 150,000,000 authorized common shares, par value of $0.01 per share, and 35,000,000 preferred shares, par value of $0.01 per share. As of July 15, 2009, IPC’s outstanding share capital consisted of 56,089,999 common shares, par value $0.01 per share. IPC common shares trade on the NASDAQ Global Select Market.

Assuming the consummation of the Amalgamation on March 31, 2009, as of such date, Validus would have had (i) an authorized share capital of 571,428,571 authorized common shares, par value $0.175 per share, and (ii) issued and outstanding share capital of 133,984,722 common shares, par value $0.175 per share.

Shareholders’ Equity

Under Bermuda law, the excess of any consideration paid on issue of shares over the aggregate par value of such shares must (except in certain limited circumstances) be credited to a share premium account. Share premium may be distributed in certain limited circumstances, for example to pay up unissued shares which may be distributed to shareholders in proportion to their holdings, but is otherwise subject to limitation, and cannot be paid to shareholders as a dividend.

A Bermuda company may also create a contributed surplus account and may credit to such account any cash and other property paid or transferred to the company as sole beneficial owner (other than in connection with the issuance of shares). Unlike share premium arising upon the issuance of shares, the amount standing to the credit of a company’s contributed surplus account may be distributed to shareholders subject to the solvency of the company. Please see — Dividends and Distributions of Contributed Surplus. As of March 31, 2009, Validus had paid in nominal share capital of $13.3 million, and a share premium account of $1,419.6 million. As of March 31, 2009, IPC had paid in nominal share capital of $0.6 million, and a share premium account of $1,091.5 million.

Organizational Documents

Validus	IPC

The rights of Validus shareholders are currently governed by its memorandum of association and amended and restated bye- laws and by Bermuda law. There is also a shareholder agreement dated December 7, 2005.	The rights of IPC shareholders are currently governed by its memorandum of association and amended and restated bye-laws and by Bermuda law.

Limitation on Voting Rights

Validus	IPC

If the number of Controlled Shares of any shareholder or group of related shareholders would constitute more than 9.09% of the aggregate voting power of all common shares entitled to vote on a matter, the votes conferred by such Controlled Shares will be reduced, such that the vote conferred by such shares represent 9.09% of the aggregate voting power of all common shares entitled to vote on such matter.

A “Controlled Share” of any person refers to all (i) voting and non-voting common shares, (ii) securities convertible into or exchangeable into voting or non- voting common shares, and (iii) options, warrants or other rights to acquire voting or non- voting common shares that a person is deemed to own directly, indirectly or constructively within the meaning of (x) Section 958 of the Code or (y) Section 13(d)(3) of the Exchange Act.	If the number of Controlled Shares of any holder or group or related shareholders would constitute 10% or more of the combined voting power of the issued and outstanding common shares, the voting power of this shareholder or group of related shareholders will be reduced so that the voting power is not more than approximately 9.9% of the total voting rights attached to the issued and outstanding common shares.

A “Controlled Share” of any person refers to all common shares, owned by such person whether (i) directly; (ii) for a U.S. person, by application of the rules of Section 958(a) and 958(b) of the Code; or (iii) beneficially, directly or indirectly, within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations thereunder.

Ownership Limitation

Validus	IPC

Validus is authorized to request information from any holder of shares and has the right to repurchase shares (other than shares that have been sold pursuant to an effective registration statement under the Securities Act) if the board of directors determines that such repurchase is required in order to avoid or ameliorate adverse legal, tax or regulatory consequences or if such holder has undergone a Change of Control. Similar restrictions apply to Validus’ ability to redeem shares.	Under the IPC bye-laws, IPC’s directors are required to decline to register a transfer of shares if they have reason to believe that the result of such transfer would be to increase the total number of Controlled Shares of any person to 10% or more of the shares of IPC without giving effect to the limitation on voting rights described above. Similar restrictions apply to IPC’s ability to issue, redeem or repurchase shares.

“Change of Control” in the Validus bye-laws means the occurrence of one or more of the following events: (i) a majority of the board of directors (or equivalent governing body) of a shareholder shall consist of persons who were not (a) a member of the board of directors (or equivalent governing body) of such shareholder on the December 7, 2005 or (b) nominated for election or elected to the board of directors (or equivalent governing body) of such shareholder, with the affirmative vote of a majority of

IPC directors also may, in their absolute discretion, each decline to register the transfer of any shares if they have reason to believe (1) that the transfer may expose the company, any of its subsidiaries, any shareholder or any person ceding insurance to IPC or any of its subsidiaries to adverse tax or regulatory treatment in any jurisdiction or (2) that registration of the transfer under the Securities Act or under any U.S. state securities laws or under the laws of any other jurisdiction is required and such registration has

Validus	IPC

persons who were members of such board of directors (or equivalent governing body) at the time of such nomination or election or (ii) the acquisition by any person or group of the power, directly or indirectly, to vote or direct the voting of securities having more than 50% of the ordinary voting power for the election of the directors of a shareholder (other than certain permitted transferees, persons, groups or their Affiliates who had such power when such shareholder first became a shareholder or acquisitions approved in advance by a majority of the members of the board of directors (or equivalent governing body) of such shareholder or upon the death or disability of a natural person).	not been duly effected. In addition, IPC’s directors will decline to approve or register a transfer of shares unless all applicable consents, authorizations, permissions or approvals of any governmental body or agency in Bermuda, the United States or any other applicable jurisdiction required to be obtained prior to such transfer will have been obtained.

The IPC bye-laws also provide that its board of directors may suspend the registration of transfers for any reason and for such periods as it may determine, provided that it may not suspend the registration of transfers for more than 45 days in any period of 365 consecutive days.

IPC is authorized to request information from any holder or prospective acquirer of shares as necessary to give effect to the transfer, issuance and repurchase restrictions described above, and may decline to effect any transaction if complete and accurate information is not received as requested.

Pursuant to the IPC bye-laws, if the directors of IPC refuse to register a transfer for any reason, they must notify the proposed transferor and transferee within 30 days of such refusal. Bermuda law, unless the IPC bye-laws otherwise provide, requires a 90 day notice period of such refusal to register a transfer.

Dividends and Distributions of Contributed Surplus

Under Bermuda law, a company may pay dividends on its issued and outstanding shares in accordance with the company’s bye-laws and the rights attaching to the company’s shares. Warrants and options do not normally carry a right to a dividend. Dividends may be declared by a company’s board of directors, out of any funds of the company legally available for the payment of such dividends, subject to any preferred dividend right of any holders of any preference shares from time to time.

Bermuda law does not permit payment of dividends or distributions of contributed surplus by a company if there are reasonable grounds for believing:

(i) the company is, or would, after the payment is made be, unable to pay its liabilities as they become due; or

(ii) that the realizable value of the company’s assets would be less, as a result of the payment, than the aggregate of its liabilities and its issued share capital and share premium.

Validus	IPC

Under the Validus bye-laws, the board of Validus has the power to declare dividends on its common shares and its common share equivalents for which its outstanding warrants are then exercisable and to determine whether such dividends are to be paid in cash or wholly or partly in specie and to fix the value for distribution in specie of any assets. No unpaid dividend shall bear interest against Validus.	Under the IPC bye-laws, the board of IPC has the power to declare dividends on its common shares, and to determine whether such dividends are to be paid in cash or wholly or partly in specie and to fix the value of any assets forming the subject of a dividend in specie. No unpaid dividend shall bear interest against IPC.

Right to Call Special General Meeting

Validus	IPC

Validus’ bye-laws provide that special general meetings of the shareholders may be called only by Validus’ (i) chairman of the board, (ii) any two directors who are directors at the time the bye-laws first become effective on July 24, 2007, or (iii) a majority of the board.	The IPC bye-laws provide that a special general meeting of the shareholders may be called by IPC’s (i) chairman of the board, (ii) any two directors, (iii) any director and the secretary of the company or (iv) the board.

Bermuda law also requires the board to call a special general meeting upon the requisition of shareholders holding not less than one-tenth of the paid-up share capital of Validus as at the date of the deposit.

Bermuda law and IPC bye-laws also require the board to call a special general meeting upon the requisition of the shareholders holding not less than one-tenth of the paid up share capital of IPC as at the date of the deposit.

Notice of Shareholder Proposals and Nomination of Candidates by Shareholders

Under Bermuda law, shareholders may, at their own expense (unless the company otherwise resolves), as set forth below, require a company to give notice of any resolution that shareholders can properly propose at the next annual general meeting and/or to circulate a statement (of not more than 1000 words) in respect of any matter referred to in a proposed resolution or any business to be conducted at that general meeting. The number of shareholders necessary for such a request is either the number of shareholders representing not less than one-twentieth of the total voting rights of all the shareholders having at the date of the request a right to vote at the meeting to which the request relates, or not less than 100 shareholders. Each such written request is referred to in this section as a “Shareholder Notice.”

Validus	IPC

The Validus bye-laws are silent on matters relating to notice of shareholder proposals and nominations of candidates.	The IPC bye-laws are silent on matters relating to notice of shareholder proposals. The IPC bye-laws provide that candidates for election as directors be nominated by the IPC board of directors, except in the case of replacing directors who have been removed by IPC shareholders.

Shareholder Action by Written Consent

Validus	IPC

Under the Validus bye-laws, a resolution may only be passed by written consent to be signed by all of the shareholders who at the date of the resolution would be entitled to attend a shareholder meeting and vote on the resolution.	Under the IPC bye-laws, a resolution may only be passed by written consent to be signed by all of the shareholders who at the date of the resolution would be entitled to attend a shareholder meeting and vote on the resolution.

Classification of Board of Directors

Validus	IPC

Validus’ bye-laws divide the directors into three classes of directors, each class to have as nearly the same number of directors as possible. The initial terms of the class 1, class 2 and class 3 directors expire in one-year, two-years and three-years, respectively, following the adoption of the bye-laws on July 24, 2007. Following their initial terms, all three classes shall be elected to three-year terms.	Under the IPC bye-laws, the board is not classified and the term is for one year.

Alternate Directors

Validus	IPC

Validus’ bye-laws do not provide for alternate directors.	According to the IPC bye-laws, each director may appoint an alternate director by providing written notice to the secretary of the company. An alternate director shall be entitled to receive notice of all meetings of the board and to attend and vote at any such meeting at which the appointing director is not personally present and generally to perform at such meeting all the functions of such director.

Number of Directors

Under Bermuda law, the minimum number of directors on a board of a company is two, although the minimum number of directors may be set higher and the maximum number of directors may also be determined in accordance with the bye-laws of the company. The maximum number of directors may be determined by the Members at a general meeting or in such other manner as provided in the bye-laws.

Validus	IPC

Validus’ bye-laws provide that the board shall consist of not less than nine and not more than 12 directors. The exact number of directors is determined by a resolution adopted by the affirmative vote of at least a two- thirds majority of the board then in office. If no such resolution is in effect, the board will consist of 11 directors. Any increase in the size of the board pursuant to this provision may be filled by the directors appointing additional directors.	IPC’s bye-laws provide that the board shall consist of not less than two nor more than nine, the exact number to be determined by the board. However, in the event any class or series of preferred shares is issued and out-standing, the board may from time to time increase the maximum number of directors to any number larger than nine, if the board determines, in its discretion, that such increase is necessary to comply with the terms of any such class or series of issued and outstanding preferred shares. The board shall have the power to appoint any person as a director or fill in vacancies.

Removal of Directors

Under Bermuda law, subject to a company’s bye-laws, the shareholders of a company may, at a special general meeting called for that purpose, remove any director or the entire board of directors provided that the notice of the meeting is served on the director or directors concerned not less than 14 days before such meeting. Any director given notice of removal will be entitled to be heard at the special general meeting. A vacancy created by the removal of a director at a special general meeting may be filled at that meeting by the election of another director in his or her place or in the absence of any such election by the other directors.

Validus	IPC

Under the Validus bye-laws, the shareholders may, at any annual meeting or special general meeting called for that purpose, remove a director only for Cause by the affirmative vote of at least sixty-six and two-thirds percent of the votes cast, provided that the notice of the meeting is served on the director or directors concerned not less than 14 days before such meeting and at such meeting such director shall be entitled to be heard on the motion for such director’s removal.

“Cause” in the Validus bye-laws means willful misconduct, fraud, gross negligence, embezzlement or	The IPC bye-laws do not deviate from the general Bermuda law position as set out above.

Validus	IPC

a conviction of, or a plea of “guilty” or “no contest” to, a felony or other crime involving moral turpitude.

Vacancies on the Board of Directors

Under Bermuda law, so long as a quorum of directors remains in office, unless the bye-laws of a company otherwise provide, any vacancy occurring in the board of directors may be filled by such directors as remain in office. If no quorum of directors remains, the vacancy will be filled by a general meeting of shareholders.

Validus	IPC

Under the Validus bye-laws, the office of director shall be vacated if the director (1) is removed from office pursuant to the bye-laws or is prohibited from being a director by law, (2) is or becomes bankrupt or makes any arrangement or composition with his creditors generally, (3) is or becomes of unsound mind or an order for his detention is made, or dies, or (4) resigns his office. The board of directors has the power to appoint any person to be a director to fill a vacancy and a director so appointed shall hold office until such director’s office is otherwise vacated and shall serve within the same class of directors as the predecessor.

Under the Validus bye-laws, the board of directors may act notwithstanding any vacancy in its number but, if and so long as its number is reduced below the number fixed by the bye-laws as the quorum necessary for the transaction of business at meetings of the board of directors, the continuing directors or director may act for the purpose of (1) summoning a general meeting or (2) preserving the assets of the company.	Under the IPC bye-laws, the board of directors has the power at any time to appoint any person as a director to fill a vacancy on the board of directors occurring as the result of the death, disability, disqualification or resignation of any director or if such director’s office is otherwise vacated. The office of director shall be vacated if the director (1) is removed from office pursuant to the bye-laws or is prohibited from being a director by law, (2) is or becomes bankrupt, or makes any arrangement or composition with his creditors generally, (3) is or becomes of unsound mind or an order for his detention is made, or dies, or (4) resigns his office. A director so appointed by the board of directors will hold office until the next annual general meeting or until such director’s office is otherwise vacated.

Under the IPC bye-laws, the board of directors may act notwithstanding any vacancy in its number but, if and so long as its number is reduced below the number fixed by the bye-laws, or such greater number as may have been determined by the shareholders, as the quorum necessary for the transaction of business at meetings of the board of directors, the continuing directors or director may act only for the purpose of (1) summoning a general meeting or (2) preserving the assets of the company.

Interested Directors

Bermuda law provides that, if a director or officer has an interest in a material contract or proposed material contract with the company or any of its subsidiaries or has a material interest in any person that is a party to such a contract, the director or officer must disclose the nature of that interest at the first opportunity either at a meeting of directors or in writing to the board of directors.

Validus	IPC

The Validus bye-laws provide that, a director who is directly or indirectly interested in a contract or proposed contract or arrangement with the company or any of its subsidiaries shall declare the nature of such interest to the board, whether or not such declaration is required by law. Unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any	The IPC bye-laws provide that, a director who is directly or indirectly interested in a contract or a proposed contract or arrangement with the company shall declare the nature of such interest as required by the Companies Act. Unless disqualified by the chairman of the relevant board meeting, a director

Validus	IPC

contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum for such meeting.	may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum for such meeting.

Election of Directors

Validus	IPC

According to the Validus bye-laws, at any election of directors, nominees shall be elected by a plurality of the votes cast.	According to the IPC bye-laws, cumulative voting applies to any election of directors. Each shareholder entitled to vote in such election shall have a number of votes equal to the product of (x) the number of votes conferred by such shareholder’s common shares (as adjusted pursuant to the voting power reduction provisions in the bye- laws, if applicable) and (y) the number of persons standing for election as directors at the general meeting. Each shareholder may divide and distribute his votes, as so calculated, among any one or more candidates for the directorships to be filled, or such shareholder may cast his votes for a single candidate. At such election, the candidates receiving the highest number of votes, up to the number of directors to be chosen, shall stand elected, and an absolute majority of the votes cast is not a prerequisite to the election of any candidate to the board.

Voting Rights and Quorum Requirements

Under Bermuda law, the voting rights of shareholders are regulated by the company’s bye-laws and, in certain circumstances, by the Companies Act. At any general meeting of either of Validus or IPC, two or more persons present in person and representing in person or by proxy in excess of 50% of the total issued and outstanding common shares throughout the meeting will form a quorum for the transaction of business. Generally, except as otherwise provided in a Bermuda company’s bye-laws, or the Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple majority of votes cast.

Validus	IPC

Any individual who is a Validus shareholder and who is present at a meeting may vote in person as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders.

The Validus bye-laws also permit attendance at general meetings by proxy.

Subject to the “Limitations on Voting Rights” described above, each holder of voting common shares is entitled to one vote per voting common share held.	Any individual who is an IPC shareholder and who is present at a meeting may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders.

The IPC bye-laws also permit attendance at general meetings by proxy.

Subject to the “Limitations on Voting Rights” described above, each holder of common shares is entitled to one vote per common share held.

Discontinuance or Change of Jurisdiction of Incorporation

Under Bermuda law, a company may change its jurisdiction of incorporation by “discontinuing” from Bermuda to a number of jurisdictions approved by the Bermuda Minister of Finance. A company may make specific provisions for discontinuance in its bye-laws, and may delegate authority to the board of directors to exercise all of the company’s powers to discontinue the company. In the absence of such provision, the decision to discontinue the company to another jurisdiction must be made by the shareholders and requires a resolution passed by a simple majority of the votes cast at a general meeting, provided that at any such meeting any such share shall carry the right to vote in respect of such discontinuance whether or not it otherwise carries the right to vote.

Validus	IPC

The Validus bye-laws permit the Validus board, subject to approval by a majority of shareholders, to exercise all the powers of the company to discontinue the company.	The IPC bye-laws do not currently make specific provision for a different majority vote or a different quorum than that which has been set out in the Companies Act.

Amalgamation

The Companies Act provides that, unless specific provisions have been made otherwise in a company’s bye-laws, the amalgamation of a company with another company must be approved by a vote of three-fourths of the shareholders voting at the meeting, and that the quorum for the meeting shall be two or more persons holding or representing by proxy more than one-third of the issued shares of the company of all classes, whether ordinarily entitled to vote or not.

Validus	IPC

The Validus bye-laws do not currently make specific provision for a different majority vote or a different quorum than that which has been set out in the Companies Act.	The IPC bye-laws do not currently make specific provision for a different majority vote or a different quorum than that which has been set out in the Companies Act.

Duties of Directors and Director Liability

The Companies Act provides that the business of a company is to be managed and conducted by the board of directors. Under Bermuda law, at common law, members of a board of directors owe fiduciary and other duties to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has the following essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to make a personal profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors and officers of a Bermuda company:

•	to act honestly and in good faith with a view to the best interests of the company;

•	to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances; and

•	to disclose material conflicts of interest to the board of the company at the first opportunity.

In addition, the Companies Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company.

The Companies Act provides that in any proceedings for negligence, default, breach of duty or breach of trust against any officer, if it appears to a court that such officer is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he or she has acted honestly and reasonably, and that, having regard to all the circumstances of the case, including those connected with his or her appointment, he or she ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that court may relieve him, either wholly or partly, from any liability on such terms as the court may think fit. This provision has been interpreted to apply only to actions brought by or on behalf of the company against such officers.

The Companies Act also provides that a company may agree in its bye-laws or by contract or some other arrangement to exempt or indemnify its directors from any loss arising or liability attaching to him or her by virtue of any rule of law in respect of any negligence, default, breach of duty or trust in relation to the company or any subsidiary thereof, except for any liability in respect of any fraud or dishonesty, which would otherwise attach to such director. Please see the subheading “Indemnification of Officers, Directors and Employees” in this section.

Indemnification of Officers, Directors and Employees

Bermuda law permits a company to indemnify its directors, officers and auditors with respect to any loss arising or liability attaching to such person by virtue of any rule of law concerning any negligence, default, breach of duty, or breach of trust of which the directors, officers or auditors may be guilty in relation to the company or any of its subsidiaries; provided that the company may not indemnify a director, officer or auditor against any liability arising out of his or her fraud or dishonesty. Bermuda law also permits a company to indemnify its directors, officers and auditors against liability incurred by them in defending any civil or criminal proceedings in which judgment is given in their favor or in which they are acquitted, or when the Court grants relief to them pursuant to section 281 of the Companies Act. Bermuda law permits a company to advance moneys to directors, officers and auditors to defend civil or criminal proceedings against them on condition that these moneys are repaid if the allegation of fraud or dishonesty is proved. The Court may relieve directors and officers from liability for negligence, default, breach of duty or breach of trust if it appears to the Court that such director or officer has acted honestly and reasonably and, in all the circumstances, ought fairly to be excused.

Section 98A of the Companies Act permits companies to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him or her in respect of any negligence, default, breach of duty or breach of trust in relation to the company or any subsidiary thereof, whether or not the company may otherwise indemnify such officer or director.

Validus	IPC

The Validus bye-laws indemnify its directors, officers and (in the discretion of the board) employees and agents and their heirs, executors and administrators who were or are threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (including, without limitation, an action by or in the right of the company), by reason of his acting in such capacity or his acting in any other capacity for, or on behalf of, the company, against any liability or expense actually and reasonably incurred by such person in respect thereof. In addition, the company shall, in the case of directors and officers, and may, in other cases, advance the expenses of defending any such act, suit or proceeding in accordance with and to the full extent now or hereafter permitted by law.

Under the Validus bye-laws, each shareholder agrees to waive any claim or right of action, other than those involving willful negligence, willful default, fraud or dishonesty, against the company or any of its officers or directors on account of any action taken by such	The IPC bye-laws indemnify its directors, officers and secretary and their heirs, executors and administrators in respect of any actions, costs, charge, losses, damages and expenses incurred or sustained by or by reason of any act done, concurred in or omitted (actual or alleged) in or about the execution of their duty, or supposed duty, or in their respective offices or trusts; however this indemnity does not extend to any matter in respect of any willful negligence, willful default, fraud or dishonesty which may attach to any of said persons.

Under the IPC bye-laws, each shareholder agrees to waive any claim or right of action, other than those involving willful negligence, willful default, fraud or dishonesty, against any of the officers or directors of the company on account of any action taken by such director or officer, or the failure of such director or officer to take any action in the performance of his or her duties with or for the company.

IPC has purchased and maintains directors’ and officers’ liability policies for such purposes.

Validus	IPC

director or officer, or the failure of such director or officer to take any action in the performance of his or her duties with or for the company.

Validus has purchased and maintains directors’ and officers’ liability policies for such purposes.

Under the Validus bye-laws, no specific provision is made for the indemnification of directors and officers of the company in relation to the affairs of the company’s subsidiaries, although (as noted above) such indemnification is not prohibited by Bermuda law.

Under the IPC bye-laws, no specific provision is made for the indemnification of directors and officers of the company in relation to the affairs of the company’s subsidiaries, although (as noted above) such indemnification is not prohibited by Bermuda law.

Shareholder’s and Derivative Suits

The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in the company’s name to remedy a wrong done to the company where the act complained of is alleged to be beyond its corporate power or is illegal or would result in the violation of its memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of shareholders than that which actually approved it or where a power vested in the board of directors has been exercised for an improper purpose. The winning party in such an action generally would be able to recover a portion of attorneys’ fees incurred in connection with such action.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Court, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Validus	IPC

The Validus bye-laws provide that shareholders waive any claim or right of action that they might have, whether individually or by or in the right of the company, against any of its directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty which may attach to such director or officer.	The IPC bye-laws provide that shareholders waive all claims or rights of action that they might have, both individually or in the right of the company, against any of its directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except with respect to any willful negligence, willful default, fraud or dishonesty of such director or officer.

Amendment of Memorandum of Association

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the memorandum of association that alters a company’s business objects may require approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof or the holders of not less than 20% of the debentures entitled to object to amendments to the memorandum of association have the right to apply to the Bermuda courts for an annulment of any amendment to the memorandum of association adopted by shareholders at any general meeting. This does not apply to an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Upon such application, the alteration will not have effect until it is confirmed by the Bermuda court. An application for an annulment of an amendment to the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Amendment of Bye-laws

Validus	IPC

Consistent with Bermuda law, the Validus bye-laws may only be amended by a resolution adopted by the board of directors and by resolution of the shareholders.	Consistent with Bermuda law, the IPC bye-laws may only be amended by a resolution adopted by the board of directors and by resolution of the shareholders.

Preemptive Rights

Under Bermuda law, no shareholder has a preemptive right to subscribe for additional issues of a company’s shares unless, and to the extent that, the right is expressly granted to the shareholder under the bye-laws of a company or under any contract between the shareholder and the company.

Validus	IPC

The Validus bye-laws are silent with respect to preemptive rights for shareholders.	The IPC bye-laws are silent with respect to preemptive rights for shareholders.

Business Combination Statutes

A Bermuda company may not enter into certain business transactions with its significant shareholders or affiliates without obtaining prior approval from its board of directors and, in certain instances, its shareholders. Examples of such business transactions include amalgamation, mergers, asset sales and other transactions in which a significant shareholder or affiliate receives or could receive a financial benefit that is greater than that received or to be received by other shareholders.

Approval of Certain Transactions

The Companies Act is silent on whether a company’s shareholders are required to approve a sale, lease or exchange of all or substantially all of a company’s property and assets. Bermuda law does require, however, that shareholders approve certain forms of mergers and reconstructions.

Takeovers:  Bermuda law provides that where an offer is made for shares of a company and within four months of the offer the holders of not less than 90% of the shares which are the subject of the offer accept the offer, the offeror may, by notice, require the non-tendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the Court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the Court should exercise its discretion to enjoin the required transfer, which the Court will be unlikely to do unless there is evidence of fraud, bad faith or collusion between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

Amalgamations:  Pursuant to Bermuda law, the amalgamation of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation agreement, and the quorum for such meeting must be two or more persons holding or representing more than one-third of the issued shares of the company. The required vote of shareholders may be reduced by a company’s bye-laws. For purposes of approval of an amalgamation, all shares, whether or not otherwise entitled to vote, carry the right to vote. A separate vote of a class of shares is required if the rights of such class would be altered by virtue of the amalgamation. Any shareholder who does not vote in favor of the amalgamation and who is not satisfied that he or she has been offered fair value for his or her shares may, within one month of receiving the company’s notice of shareholder meeting to consider the amalgamation, apply to the Court to appraise the fair value of his or her shares. No appeal will lie from an appraisal by the Court. The costs of any application to the Court shall be in the discretion of the Court.

Inspection of Books and Records; Shareholder Lists

Under Bermuda law, members of the general public have the right to inspect a company’s public documents available at the office of the Registrar of Companies in Bermuda, which will include a company’s memorandum of association (including its objects and powers) and any alterations to its memorandum of association, including any increase or reduction of the company’s authorized capital.

Registered shareholders have the additional right to inspect the bye-laws, minutes of general meetings and audited financial statements of a company, which must be presented to the annual general meeting of shareholders. A company’s register of members is also open to inspection by shareholders, and to members of the public, without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than 30 days in a year). A company is required to maintain a share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside Bermuda. A company is required to keep at its registered office a register of its directors and officers which is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Appraisal Rights/Dissenters’ Rights

Under Bermuda law, a dissenting shareholder of an amalgamating company that does not believe it has been offered fair value for its shares may apply to the Court to appraise the fair value of its shares. Where the Court has appraised any such shares and the amalgamation has been consummated prior to the appraisal then, within one month of the Court appraising the value of the shares, if the amount (if any) paid to the dissenting shareholder for his or her shares is less than that appraised by the Court, the amalgamated company shall pay to such shareholder the difference between the amount paid to such shareholder and the value appraised by the Court. Bermuda law provides for dissenters’ rights in an amalgamation between non-affiliated companies and affiliated companies where one company is not a Bermuda company.

Required Purchase and Sale of Shares

An acquiring party is generally able to acquire compulsorily the common shares of minority holders in the following ways:

•	By a procedure under the Companies Act known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders (excluding shares owned by the acquirer) present and voting at a court-ordered meeting held to consider the scheme or arrangement. The scheme of arrangement must then be sanctioned by the Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the Court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement. A dissenting shareholder has no right to an appraisal by the Court or an independent valuer. The Court does not examine or pass judgment upon the fairness of the purchase price and dissenters do not have an entitlement to receive the value of their shares exclusively in cash;

•	If the acquiring party is a company it may compulsorily acquire all the shares of the target company by acquiring, pursuant to a tender offer, 90% in value of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of at least

90% in value of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any nontendering shareholder to transfer its shares on the same terms, including the form of consideration, as the original offer. In those circumstances, nontendering shareholders could be compelled to transfer their shares unless the Court (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise. Nontendering shareholders do not have appraisal rights, and in the event that a dissenting shareholder’s application to the Court is unsuccessful, such shareholder does not have an entitlement to receive the value of its shares exclusively in cash; or

•	Where one or more parties holds not less than 95% of the shares or a class of shares of a company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, acquire the shares of such remaining shareholders or class of shareholders. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Court for an appraisal of the value of their shares. On an appraisal, the Court may inquire into the value of any shares or other securities being offered by the purchaser and, in fixing the price to be paid to the remaining shareholders, the Court may order that the price may be paid in a combination of the shares or other securities and cash offered by the purchase. The remaining shareholders do not have an entitlement to receive the value of the shares exclusively in cash.

FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus may include “forward-looking statements”, both with respect to Validus and IPC and their industry, that reflect Validus’ and IPC’s current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “confident,” “believe,” “project,” “anticipate,” “will,” “may” and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond Validus’ and IPC’s control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. Validus and IPC believe these factors include, but are not limited to, the following: 1) Validus and IPC may be unable to complete the proposed Amalgamation because, among other reasons, conditions to the closing of the proposed Amalgamation may not be satisfied or waived; 2) uncertainty as to the actual premium that will be realized by IPC shareholders in connection with the Amalgamation; 3) uncertainty as to the long-term value of Validus Shares; 4) unpredictability and severity of catastrophic events; 5) rating agency actions; 6) adequacy of Validus’ or IPC’s risk management and loss limitation methods; 7) cyclicality of demand and pricing in the insurance and reinsurance markets; 8) Validus’ limited operating history; 9) Validus’ ability to implement its business strategy during “soft” as well as “hard” markets; 10) adequacy of Validus’ or IPC’s loss reserves; 11) continued availability of capital and financing; 12) retention of key personnel; 13) competition; 14) potential loss of business from one or more major insurance or reinsurance brokers; 15) Validus’ or IPC’s ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 16) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 17) the integration of Talbot or other businesses Validus may acquire or new business ventures Validus may start; 18) the effect on Validus’ or IPC’s investment portfolios of changing financial market conditions including inflation, interest rates, liquidity and other factors; 19) acts of terrorism or outbreak of war; 20) availability of reinsurance and retrocessional coverage; 21) failure to realize the anticipated benefits of the Amalgamation, including as a result of failure or delay in integrating the businesses of Validus and IPC; and 22) the outcome of any legal proceedings to the extent initiated against Validus, IPC and others following the announcement of the proposed Amalgamation, as well as management’s response to any of the aforementioned factors.

These and other relevant factors, including those risk factors in this joint proxy statement/prospectus and any other information included or incorporated by reference in this joint proxy statement/prospectus, and information that may be contained in Validus’ and IPC’s other filings with the SEC, should be carefully considered when reviewing any forward-looking statement.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Validus’ most recent reports on Form 10-K and Form 10-Q and the risk factors included in IPC’s most recent reports on Form 10-K and Form 10-Q and other documents of Validus and IPC on file with the SEC. Any forward-looking statements made in this joint proxy statement/prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Validus will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Validus, IPC or their respective business or operations. Except as required by law, Validus and IPC undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

VALIDITY OF SECURITIES

Appleby has provided an opinion regarding the validity of the Validus Shares to be issued pursuant to the Amalgamation, with respect to matters of Bermuda law.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER THE
UNITED STATES FEDERAL SECURITIES LAWS

Validus and IPC are Bermuda exempted companies, and certain of their respective officers and directors are residents of various jurisdictions outside of the United States. All or a substantial portion of their assets and those of their respective officers and directors are or may be located in jurisdictions outside the U.S. Therefore, it ordinarily could be difficult for investors to effect service of process within the U.S. on Validus, IPC or their respective officers and directors who reside outside of the U.S. or to enforce against them judgments of courts in the U.S., including judgments predicated upon civil liability under the U.S. federal securities laws. Notwithstanding the foregoing, Validus and IPC have irrevocably agreed that they may be served with process with respect to actions based on offers and sales of the common shares made by this joint proxy statement/prospectus in the U.S. by serving CT Corporation System, 111 Eighth Avenue, New York, New York 10011, Validus’ and IPC’s U.S. agent appointed for that purpose.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this joint proxy statement/prospectus and the registration statement by reference to Validus’ Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

IPC’s consolidated financial statements as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

SOLICITATION OF PROXIES

Except as set forth below, Validus will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee for the solicitation of proxies in connection with this solicitation.

Proxies will be solicited by mail, telephone, facsimile, telegraph, the internet, e-mail, newspapers and other publications of general distribution and in person. Directors and officers of Validus listed on Schedule I hereto may assist in the solicitation of proxies without any additional remuneration (except as otherwise set forth in this joint proxy statement/prospectus).

Validus and IPC will each bear their respective costs of soliciting proxies. Solicitation will be made by mail, and may be made by directors, officers and employees, personally or by telephone or e-mail. Proxy cards and materials also will be distributed to beneficial owners of Validus Shares and IPC Shares through brokers, custodians, nominees and other parties, and Validus and IPC, as the case may be, expect to reimburse such parties for their charges and expenses.

Validus has retained Georgeson for solicitation and advisory services in connection with solicitations relating to the Validus special meeting, for which Georgeson may receive a fee of up to $75,000 in connection with the solicitation of proxies for the Validus special meeting. Up to 50 people may be employed by Georgeson in connection with the solicitation of proxies for the Validus special meeting. Validus has also agreed to reimburse Georgeson for out-of-pocket expenses and to indemnify Georgeson against certain liabilities and expenses, including reasonable legal fees and related charges. Georgeson will solicit proxies for the Validus special meeting from individuals, brokers, banks, bank nominees and other institutional holders. The entire expense of soliciting proxies for the Validus special meeting by or on behalf of Validus is being borne by Validus.

IPC has retained Innisfree to assist in the solicitation of IPC proxies at a fee not expected to exceed $25,000, plus reimbursement of out-of-pocket expenses, including phone calls and services relating to reimbursement of banks and brokers.

If you have any questions concerning this joint proxy statement/prospectus or the procedures to be followed to execute and deliver a proxy, please contact Georgeson or Innisfree at the address or phone number specified on the back cover of this joint proxy statement/prospectus.

OTHER MATTERS

Validus and IPC know of no specific matters to be brought before the Validus special meeting or the IPC special meeting that is not referred to in the relevant notice of special meeting. If any such matter comes before either special meeting, including any shareholder proposal properly made, the proxy holders will vote proxies in accordance with their judgment.

SHAREHOLDER PROPOSALS FOR VALIDUS’ 2010 ANNUAL GENERAL MEETING

Shareholder proposals intended for inclusion in the proxy statement for the Validus 2010 annual general meeting should be submitted in accordance with the procedures prescribed by Rule 14a-8 promulgated under the Exchange Act and sent to the General Counsel at Validus Holdings, Ltd., Suite 1790, 48 Par-la-Ville Road, Hamilton, HM 11 Bermuda. Such proposals must be received by November 26, 2009.

In addition, a Validus shareholder may present a proposal at the Validus 2010 annual general meeting other than pursuant to Rule 14a-8 promulgated under the Exchange Act. Any such proposal will not be included in the proxy statement for the Validus 2010 annual general meeting and must be received by the General Counsel at Validus Holdings, Ltd., Suite 1790, 48 Par-la-Ville Road, Hamilton, HM 11, Bermuda by February 10, 2010. If any such proposal is not so received, such proposal will be deemed untimely and, therefore, the persons appointed by Validus’ board of directors as its proxies will have the right to exercise discretionary voting authority with respect to such proposal.

SHAREHOLDER PROPOSALS FOR IPC’S 2010 ANNUAL GENERAL MEETING

IPC will hold a 2010 annual general meeting of shareholders only if the Amalgamation does not close. Shareholder proposals for the 2010 annual general meeting of shareholders, if it is to occur, must be received in writing by the Secretary of IPC and must comply with the requirements of Bermuda corporate law and IPC’s bye-laws in order to be considered for inclusion in IPC’s proxy statement and form of proxy relating to such meeting. Such proposals should be directed to the attention of the Secretary, IPC Holdings, Ltd., American International Building, 29 Richmond Road, Pembroke HM 08, Bermuda. If it is determined that the Amalgamation will not be completed as contemplated by the Amalgamation Agreement, IPC will provide notice of the date fixed for the 2010 annual general meeting of shareholders, as well as the deadline for submitting shareholder proposals for such meeting and for having such shareholders proposals included in IPC’s proxy statement.

If a shareholder proposal is introduced at the 2010 annual general meeting of shareholders (if one is to occur) without any discussion of the proposal in the 2010 proxy statement and the shareholder does not notify IPC, in accordance with Bermuda corporate law, of the intent to raise such proposal at the annual general meeting of shareholders, then proxies received by IPC for the 2010 annual general meeting of shareholders will be voted by the persons named as such proxies in their discretion with respect to such proposal.

WHERE YOU CAN FIND MORE INFORMATION

Validus and IPC file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information filed with the SEC at the SEC’s public reference room:

Public Reference Room
100 F Street NE
Room 1580
Washington, D.C. 20549

For information regarding the operation of the Public Reference Room, you may call the SEC at 1-800-SEC-0330. These filings made with the SEC are also available to the public through the website maintained by the SEC at http://www.sec.gov or from commercial document retrieval services.

Validus has filed a registration statement on Form S-4 to register with the SEC the offering and sale of Validus Shares to be issued pursuant to the Amalgamation. This joint proxy statement/prospectus is a part of that registration statement. We may also file additional amendments to the registration statement. You may obtain copies of the Form S-4 (and any amendments to the Form S-4) by contacting the relevant solicitation agents.

Some of the documents previously filed with the SEC may have been sent to you, but you can also obtain any of them through Validus, IPC, the SEC or the SEC’s website as described above. Documents filed with the SEC are available from Validus or IPC, as applicable, without charge, excluding all exhibits, except that, if Validus or IPC, as applicable, has specifically incorporated by reference an exhibit in this joint proxy statement/prospectus, the exhibit will also be provided without charge.

You may obtain documents filed with the SEC by requesting them in writing or by telephone from the appropriate company at the following addresses:

VALIDUS HOLDINGS, LTD.
19 Par-La-Ville Road
Hamilton HM11
Bermuda
(441) 278-9000
Attention: Jon Levenson

IPC HOLDINGS, LTD.
American International Building
29 Richmond Road
Pembroke HM 08
Bermuda
(441) 298-5100
Attention: Melanie J. Saunders

If you would like to request documents, in order to ensure timely delivery, you must do so at least ten business days before the relevant shareholder meeting. This means you must request this information no later than August 21, 2009. Validus or IPC, as the case may be, will mail properly requested documents to requesting shareholders by first class mail, or another equally prompt means, within one business day after receipt of such request.

You can also get more information by visiting Validus’ website at http://www.validusre.bm, or IPC’s website at http://www.ipcre.bm.

Materials from these websites and other websites mentioned in this joint proxy statement/prospectus are not incorporated by reference in this joint proxy statement/prospectus. If you are viewing this joint proxy statement/prospectus in electronic format, each of the URLs mentioned in this joint proxy statement/prospectus is an active textual reference only.

The SEC allows Validus and IPC to incorporate information into this joint proxy statement/prospectus “by reference,” which means that Validus and IPC can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information contained directly in this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents set forth below that Validus and IPC have previously filed with the SEC. These documents contain important information about Validus and IPC and their financial condition, business and results.

Validus Filings (Commission File No. 001-33606):	Period

Annual Report on Form 10-K	For fiscal year ended December 31, 2008
Quarterly Report on Form 10-Q	For the three months ended March 31, 2009
Current Reports on Form 8-K	Filed on February 9, 2009, March 31, 2009, April 3, 2009, April 9, 2009, April 16, 2009, April 29, 2009, April 30, 2009, May 5, 2009, May 6, 2009, May 11, 2009, May 12, 2009, May 14, 2009, May 18, 2009, May 20, 2009, May 22, 2009, June 1, 2009, June 8, 2009, July 9, 2009, July 23, 2009, July 30, 2009 and August 5, 2009 (other than any portion of any documents not deemed to be filed, although the Form 8-K filed on May 11, 2009 (Film No. 09816281), was furnished and not filed with the SEC, it is specifically incorporated by reference herein, notwithstanding any other provisions to the contrary)
The description of Validus common shares contained in its registration statement on Form S-3, including any amendment or report filed for the purpose of updating the description.	Filed on August 7, 2008
Proxy Statement on Schedule 14A	Filed on March 25, 2009

IPC Filings (Commission File No. 000-27662):	Period

Annual Report on Form 10-K (except for the report of IPC’s independent public accountants contained therein which is not incorporated herein by reference because the consent of IPC’s independent public accountants has not yet been obtained nor has exemptive relief under Rule 437, promulgated under the Securities Act of 1933, as amended, been granted to Validus by the SEC)	For fiscal year ended December 31, 2008 (as amended on Form 10-K/A filed on April 30, 2009)

Quarterly Report on Form 10-Q	For the three months ended March 31, 2009

Current Reports on Form 8-K	Filed on March 2, 2009, March 10, 2009, March 11, 2009, March 31, 2009, April 7, 2009, May 1, 2009, June 5, 2009, June 12, 2009, July 1, 2009, July 9, 2009, July 14, 2009 and July 20, 2009 (other than any portions of any documents not deemed to be filed)

The description of IPC common shares contained in its registration statement on Form S-3, including any amendment or report filed for the purpose of updating the description.	Filed on April 27, 2006

Each of Validus and IPC also hereby incorporates by reference any additional documents that either company may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this joint proxy statement/prospectus to the consummation of the Amalgamation. Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC.

Validus has supplied all of the information contained or incorporated by reference in this joint proxy statement/prospectus relating to Validus, as well as all unaudited pro forma financial information, and IPC has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to IPC. This document constitutes the prospectus of Validus and a joint proxy statement of Validus and IPC.

Shareholders may obtain any of these documents without charge upon written or oral request, if regarding Validus, to Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038, banks and brokerage firms please call (212) 440-9800, all others call toll-free at (888) 274-5146, and, if regarding IPC, to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022, toll free for shareholders: (877) 825-8621, banks and brokers call collect: (212) 750-5834, or from the SEC at the SEC’s website at http://www.sec.gov.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS IN DECIDING HOW TO VOTE YOUR SHARES. VALIDUS AND IPC HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT DIFFERS FROM THAT CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS. THIS JOINT PROXY STATEMENT/PROSPECTUS IS DATED AUGUST 6, 2009. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE MAILING OF THIS JOINT PROXY STATEMENT/PROSPECTUS TO SHAREHOLDERS NOR THE ISSUANCE OF VALIDUS COMMON SHARES SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

Annex A

EXECUTION COPY

AGREEMENT AND PLAN OF AMALGAMATION
Dated as of July 9, 2009
Among
IPC HOLDINGS, LTD.,
VALIDUS HOLDINGS, LTD.
And
VALIDUS LTD.

A-i

A-ii

AGREEMENT AND PLAN OF AMALGAMATION, dated as of July 9, 2009 (this ‘‘Agreement”), among IPC HOLDINGS, LTD., a Bermuda exempted company (“IPC”), VALIDUS HOLDINGS, LTD., a Bermuda exempted company (“Validus”) and VALIDUS LTD., a Bermuda exempted company and a wholly owned subsidiary of Validus (“Amalgamation Sub”).

WHEREAS, the board of directors of IPC has adopted this Agreement and the Amalgamation Agreement (as defined in Section 1.1) and authorized and approved the amalgamation of IPC with Amalgamation Sub upon the terms and subject to the conditions set forth herein (the “Amalgamation”), authorized and approved the IPC Bye-Law Amendment (as defined in Section 3.9(a)) and deems it fair to, advisable to and in the best interests of IPC to enter into this Agreement and to consummate the Amalgamation and the other transactions contemplated hereby;

WHEREAS, the board of directors of Validus has adopted this Agreement, authorized and approved the issuance of Validus Common Shares (as defined in Section 2.1(a)) in the Amalgamation (the “Share Issuance”) and deems it fair, advisable and in the best interests of Validus to enter into this Agreement and to consummate the Share Issuance and the other transactions contemplated hereby;

WHEREAS, the board of directors of Amalgamation Sub has adopted this Agreement, authorized and approved the Amalgamation, and deems it advisable and in the best interests of Amalgamation Sub to enter into this Agreement and to consummate the Amalgamation and the other transactions contemplated hereby;

WHEREAS, in accordance with IPC’s and Validus’ desire to consummate the Amalgamation, Validus is withdrawing its previously announced exchange offer for the common shares of IPC;

WHEREAS, this Agreement is being entered into in accordance with the Bermuda Companies Act of 1981, as amended (the “Companies Act”);

WHEREAS, IPC, Validus, and Amalgamation Sub desire to make certain representations, warranties and agreements in connection with the Amalgamation and also to prescribe various conditions to the Amalgamation;

WHEREAS, it is intended that this Agreement shall constitute a “plan of reorganization,” within the meaning of Section 354 of the Internal Revenue Code of 1986, as amended (the “Code”);

WHEREAS, following the execution and delivery of this Agreement, IPC is paying $50,000,000 to Max Capital Group Ltd. (“Max”) in respect of the Max Termination Fee (as defined in Section 4.1(a)) and Validus is paying $50,000,000 to IPC in respect of, and in reliance upon, such payment by IPC to Max; and

WHEREAS, concurrently with the execution of this Agreement, as an inducement to IPC’s willingness to enter into this Agreement, IPC has entered into a Voting Agreement with each of the Specified Validus Shareholders (as defined in Section 8.13(a)).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

ARTICLE I

THE AMALGAMATION

1.1 The Amalgamation; Effective Time.  Subject to the provisions of this Agreement, and the amalgamation agreement attached as Exhibit A (the “Amalgamation Agreement”), Validus, Amalgamation Sub and IPC will cause (a) the Amalgamation Agreement to be executed and delivered and (b) an application for registration of an amalgamated company (the ‘‘Amalgamation Application”) to be prepared, executed and delivered to the Registrar of Companies in Bermuda (the “Registrar”) as provided under Section 108 of the Companies Act on or prior to the Closing Date and will cause the Amalgamation to become effective pursuant to the Companies Act. The Amalgamation shall become effective upon the issuance of a certificate of amalgamation (the “Certificate of Amalgamation”) by the Registrar or such other time as the Certificate of Amalgamation may provide. The parties agree that they will request the Registrar provide in the Certificate of

Amalgamation that the Effective Time will be the time when the Amalgamation Application is filed with the Registrar or another time mutually agreed by the parties (the “Effective Time”).

1.2 Closing.  The closing of the Amalgamation (the “Closing”) will take place at 10:00 a.m. on the date (the “Closing Date”) that is the third business day after the satisfaction or waiver (if such waiver is permitted and effective under applicable Law (as defined in Section 3.5(a)) of the latest to be satisfied or waived of the conditions set forth in ARTICLE VI (excluding conditions that, by their terms, are to be satisfied on the Closing Date), unless another time or date is agreed to in writing by the parties. The Closing shall be held at the offices of Cahill Gordon & Reindel llp, 80 Pine Street, in New York, NY, unless another place is agreed to in writing by the parties.

1.3 Effects of the Amalgamation.  As of the Effective Time, subject to the terms and conditions of this Agreement and the Amalgamation Agreement, IPC shall be amalgamated with Amalgamation Sub and the amalgamated company (the ‘‘Amalgamated Company”) shall continue after the Amalgamation. The parties acknowledge and agree that for purposes of Bermuda Law (a) the Amalgamation shall be effected so as to constitute an “amalgamation” and (b) the Amalgamated Company shall be deemed to be an “amalgamated company” in accordance with Section 104 of the Companies Act. Under Section 109 of the Companies Act, from and after the Effective Time: (i) the Amalgamation of IPC and Amalgamation Sub and their continuance as one company shall become effective; (ii) the property of each of IPC and Amalgamation Sub shall become the property of Amalgamated Company; (iii) Amalgamated Company shall continue to be liable for the obligations and liabilities of each of IPC and Amalgamation Sub; (iv) any existing cause of action, claim or liability to prosecution shall be unaffected; (v) a civil, criminal or administrative action or proceeding pending by or against IPC or Amalgamation Sub may be continued to be prosecuted by or against Amalgamated Company; and (vi) a conviction against, or ruling, order or judgment in favor of or against, IPC or Amalgamation Sub may be enforced by or against Amalgamated Company.

1.4 Amalgamated Company Bye-laws.  The bye-laws of the Amalgamated Company shall be the bye-laws of the Amalgamation Sub.

1.5 [Reserved].

1.6 Directors and Officers of the Amalgamated Company.

(a) The parties hereto shall take all actions necessary so that the board of directors of Amalgamation Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Amalgamated Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed.

(b) The parties hereto shall take all actions necessary so that the officers of Amalgamation Sub at the Effective Time shall, from and after the Effective Time, be the officers of the Amalgamated Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed.

1.7 Amalgamated Company Name.  IPC and Validus shall take all actions reasonably necessary so that immediately after the Effective Time the name of the Amalgamated Company shall be Validus Ltd.

ARTICLE II

CONVERSION OF IPC SECURITIES; EXCHANGE OF CERTIFICATES

2.1 Effect on Share Capital.  Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Amalgamation and without any action on the part of the holder of any common shares in IPC, each having a par value of $0.01 (each, an “IPC Common Share”), as evidenced by way of entry in the register of shareholders of IPC (the “IPC Share Register”) or by share certificates registered in the name of a shareholder and representing outstanding IPC Common Shares (each, an “IPC Certificate”):

(a) Conversion of IPC Common Shares.  Each IPC Common Share issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares (as defined in Section 2.1(c)) shall be cancelled and converted into the right to receive for each IPC Common Share (i) 0.9727 (the “Exchange

Ratio”) Validus voting common shares, each having a par value of $0.175 (each, a “Validus Common Share”) (the “Per Share Common Consideration”), and (ii) $7.50 in cash without interest (the “Per Share Cash Consideration”) (the Per Share Common Consideration and the Per Share Cash Consideration, together with any cash paid in lieu of fractional shares in accordance with Section 2.2(e), the “Consideration”). Upon such conversion, each IPC Common Share shall be cancelled and each holder of IPC Common Shares registered in the IPC Share Register or holding a valid IPC Certificate immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such IPC Common Shares except the right to receive the Consideration. The Consideration shall be appropriately adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Validus Common Shares or IPC Common Shares), reorganization, recapitalization, reclassification or other like change with respect to Validus Common Shares or IPC Common Shares having a record date on or after the date hereof and prior to the Effective Time.

(b) Cancellation of Validus-Owned Securities.  Notwithstanding anything in this Agreement to the contrary, all IPC Common Shares that are owned by Validus or by any subsidiary of Validus immediately prior to the Effective Time shall, by virtue of the Amalgamation, and without any action on the part of the holder thereof, automatically be cancelled and retired without any conversion thereof and shall cease to exist, and no payment shall be made in respect thereof.

(c) Shares of Dissenting Holders.  Notwithstanding anything in this Agreement to the contrary, any issued and outstanding IPC Common Shares held by a person who did not vote in favor of the Amalgamation and who complies with all the provisions of the Companies Act concerning the right of holders of IPC Common Shares to require appraisal of their IPC Common Shares pursuant to Bermuda Law (any such holder, a “Dissenting Holder,” and such IPC Common Shares, “Dissenting Shares”) shall not be converted into the right to receive the Consideration as described in Section 2.1(a), but shall be cancelled and converted into the right to receive the fair value thereof as appraised by the Supreme Court of Bermuda under Section 106 of the Companies Act. In the event that a Dissenting Holder fails to perfect, effectively withdraws or otherwise waives any right to appraisal, its IPC Common Shares shall be cancelled and converted as of the Effective Time into the right to receive the Consideration for each such Dissenting Share. IPC shall give Validus (i) prompt notice of (A) any written demands for appraisal of Dissenting Shares or withdrawals of such demands received by IPC and (B) to the extent that IPC has actual knowledge, any applications to the Supreme Court of Bermuda for appraisal of the fair value of the Dissenting Shares, and (ii) the opportunity to participate with IPC in all negotiations and proceedings with respect to any demands for appraisal under the Companies Act. Neither IPC nor Validus shall, without the prior written consent of the other party (not to be unreasonably withheld or delayed), voluntarily make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

2.2 Exchange Procedures.

(a) Exchange Agent.  Prior to the Effective Time, Validus shall designate an exchange and paying agent reasonably acceptable to IPC (the ‘‘Exchange Agent”) for the purpose of exchanging IPC Common Shares outstanding immediately prior to the Effective Time. Prior to or at the Effective Time, Validus shall deposit, or shall cause to be deposited with the Exchange Agent in accordance with this ARTICLE II, (i) certificates, or at Validus’ option, shares in book entry form representing the Validus Common Shares to be exchanged in the Amalgamation, (ii) a cash amount in immediately available funds necessary for the Exchange Agent to make payments of the aggregate Per Share Cash Consideration under Section 2.1(a)(ii) (the “Cash Portion”), (iii) cash in an amount sufficient to pay any cash payable in lieu of fractional shares pursuant to Section 2.2(e) and (iv) any dividends or distributions to which the shareholders of IPC may be entitled pursuant to Section 2.2(c). Such Consideration and cash so deposited are hereinafter referred to as the “Exchange Fund.” No interest shall be paid or accrued for the benefit of holders of the IPC Certificates or IPC Common Shares in the IPC Share Register on cash amounts payable pursuant to this Section 2.2. The Exchange Agent shall invest the Cash Portion as directed by Validus, provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A1 or P1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. Any interest and other income resulting from such investments shall be paid over promptly to Validus and any amounts in excess of the amounts payable under Section 2.1(a)(ii) shall be promptly returned to Validus. To the extent that there are any losses with respect to any such investments, or the Cash Portion diminishes for any reason below the level required for the Exchange Agent to make prompt cash payment of the aggregate Per Share Cash Consideration under Section 2.1(a)(ii), Validus shall promptly replace or restore the cash in the Cash Portion so as to ensure that the Cash Portion is at all times maintained at a level sufficient for the Exchange Agent to pay the aggregate Per Share Cash Consideration under Section 2.1(a)(ii).

(b) Exchange Procedures.  As promptly as practicable following the Effective Time, Validus or the Amalgamated Company shall cause the Exchange Agent to mail, to each shareholder of IPC, (i) a letter of transmittal (which shall be in such form and have such other provisions as the parties may reasonably specify) and (ii) where applicable, instructions for use in effecting the surrender of IPC Certificates or IPC Common Shares in the IPC Share Register, to the extent available and in issue, in exchange for the Consideration. After the Effective Time, upon surrender of title to the IPC Common Shares previously held by a shareholder of IPC in accordance with this Section 2.2, together with such letter of transmittal duly executed if such shareholder holds IPC Certificates or IPC Common Shares in the IPC Share Register, and such other documents as the Exchange Agent may reasonably require, a holder of IPC Common Shares shall be entitled to receive in exchange therefor (i) a certificate or book-entry representing that number of whole Validus Common Shares (rounded down) which such shareholder has the right to receive in respect of the IPC Common Shares formerly represented by such IPC Certificates or in the IPC Share Register after taking into account all IPC Common Shares then held by such shareholder, (ii) a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 2.2(i)) equal to (1) the number of IPC Common Shares represented by such IPC Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(f)) or IPC Common Shares in the IPC Share Register multiplied by (2) the Per Share Cash Consideration and (iii) any cash in lieu of fractional shares that such shareholder has the right to receive pursuant to Section 2.2(e), and any IPC Certificate surrendered in respect thereof shall forthwith be marked as cancelled. In the event of a transfer of ownership of IPC Common Shares that is not registered in the transfer records of IPC, a certificate or book-entry representing the proper number of Validus Common Shares may be issued to a transferee if the IPC Certificate representing such IPC Common Shares (if any) is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid.

(c) Distributions with Respect to Unexchanged Shares.  No dividends or other distributions declared or made with respect to Validus Common Shares with a record date on or after the Effective Time shall be paid to any shareholder of IPC holding any unsurrendered IPC Certificate or IPC Common Shares in the IPC Share Register with respect to the Validus Common Shares represented thereby, nor shall the cash payment in lieu of fractional shares be paid to any such shareholder pursuant to Section 2.2(e), until such shareholder shall surrender such IPC Certificate in accordance with the procedures set forth in this ARTICLE II. Following the surrender of any such IPC Certificate or IPC Common Shares in the IPC Share Register in accordance with the procedures set forth in this ARTICLE II, such shareholder shall be entitled to receive, in addition to the consideration set forth in Section 2.1(a), without interest, (i) at the time of such surrender, the amount of any dividends or other distributions with a record date on or after the Effective Time theretofore paid (but withheld pursuant to the immediately preceding sentence) with respect to such whole Validus Common Shares which a shareholder of IPC holding such IPC Certificate is entitled to receive hereunder, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Validus Common Shares which such shareholder is entitled to receive hereunder.

(d) No Further Rights in IPC Common Shares.  All Consideration paid or issued upon the surrender of title to IPC Common Shares in accordance with the terms of this ARTICLE II (including any cash paid pursuant to this ARTICLE II) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shareholders of IPC, in their capacity as shareholders of IPC prior to the Effective Time.

There shall be no further registration of transfers on the share transfer books of the Amalgamated Company of the IPC Common Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, IPC Certificates are presented to Validus or to the Amalgamated Company or to the Exchange Agent for any reason, they shall be marked as cancelled and exchanged in accordance with this ARTICLE II, except as otherwise required by Law.

(e) No Fractional Shares.  Notwithstanding anything in this Agreement to the contrary, no fraction of a Validus Common Share will be issued in connection with the Amalgamation, and in lieu thereof any shareholder of IPC who would otherwise have been entitled to a fraction of a Validus Common Share, shall be paid upon surrender of title to IPC Common Shares for exchange (and after taking into account and aggregating IPC Common Shares represented by all IPC Certificates surrendered by such holder, or as set out in the IPC Share Register, as applicable) cash in an amount (without interest) equal to the product obtained by multiplying (i) the fractional share interest to which such shareholder (after taking into account and aggregating all IPC Common Shares represented by all IPC Certificates surrendered by such shareholder or as set out in the IPC Share Register, as applicable) would otherwise be entitled by (ii) the Average Validus Share Price (as defined in Section 8.13(a)).

(f) Lost, Stolen or Destroyed Certificates.  In the event any IPC Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, the Consideration and any dividends or other distributions as may be required pursuant to this ARTICLE II in respect of the IPC Common Shares represented by such lost, stolen or destroyed certificates; provided that Validus may, in its reasonable discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Validus or the Exchange Agent with respect to the certificates alleged to have been lost, stolen or destroyed.

(g) Termination of Exchange Fund.  Unless a longer period is prescribed by applicable Law or Validus’ agreement with the Exchange Agent, any portion of the Exchange Fund that remains undistributed to the shareholders of IPC for six months after the Effective Time shall be delivered to Validus, upon demand, and any shareholders of IPC who have not theretofore complied with this ARTICLE II shall thereafter look only to Validus for payment of their claim for the Consideration and any dividends or distributions with respect to Validus Common Shares.

(h) No Liability.  To the extent allowed under applicable Law, any Consideration and any dividends or distributions with respect to Validus Common Shares comprising the Consideration that remain undistributed to the shareholders of IPC shall be delivered to and become the property of Validus on the day immediately prior to the day that such property is required to be delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law. None of Validus, Amalgamation Sub, Amalgamated Company or the Exchange Agent shall be liable to any shareholder of IPC for any such property delivered to Validus or to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(i) Withholding.  The Exchange Agent, Validus and the Amalgamated Company shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any shareholder of IPC such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax Law. To the extent that amounts are so withheld by the Exchange Agent, Validus or the Amalgamated Company, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the IPC Common Shares in respect of which such deduction and withholding was made. The parties agree to cooperate with each other for purposes of determining whether any Taxes are required to be withheld with respect to the Amalgamation.

2.3 IPC Equity Awards.

(a) IPC Stock Options.  Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the transactions contemplated by this Agreement and without any action on the part of any holder of any outstanding option to purchase IPC Common Shares under any IPC Share Plan (as defined in

Section 3.2(a)), whether vested or unvested, exercisable or unexercisable (each, an “IPC Share Option”), each IPC Share Option that is outstanding and unexercised immediately prior thereto shall cease to represent a right to acquire IPC Common Shares and shall be converted into an option (a “New Option”) to purchase, on the same terms and conditions as were applicable under the terms of the IPC Share Plan under which the IPC Share Option was granted and the applicable award agreement thereunder (taking into account any accelerated vesting thereunder), such number of Validus Common Shares and at an exercise price per share determined as follows:

(1) Number of Shares.  The number of Validus Common Shares subject to a New Option shall be equal to the product of (A) the number of IPC Common Shares subject to such IPC Share Option immediately prior to the Effective Time and (B) the Option Exchange Ratio (as defined below), the product being rounded, if necessary, to the nearest whole share; and

(2) Exercise Price.  The exercise price per Validus Common Share purchasable upon exercise of a New Option shall be equal to (A) the per share exercise price of the IPC Share Option divided by (B) the Option Exchange Ratio, the quotient being rounded, if necessary, to the nearest cent.

The foregoing adjustments shall (i) in the case of any IPC Share Option that is intended to be an “incentive stock option” under Section 422 of the Code, be determined in a manner consistent with the requirements of Section 424(a) of the Code and (ii) in the case of any IPC Share Option that is not intended to be an “incentive stock option,” be determined in a manner consistent with the requirements of Section 409A of the Code.

As used herein, “Option Exchange Ratio” means the sum of (i) the Exchange Ratio plus (ii) the quotient of (A) the Per Share Cash Consideration divided by (B) the closing price of a Validus Common Share on the New York Stock Exchange on the last trading day immediately preceding the Effective Time.

(b) IPC Other Awards.  Subject to the terms and conditions of this Agreement:

(1) at the Effective Time, by virtue of the transactions contemplated by this Agreement and without any action on the part of any holder of any outstanding right of any kind, contingent or accrued, to acquire or receive IPC Common Shares or share-based payments measured by the value of IPC Common Shares, each outstanding award of any kind consisting of IPC Common Shares or share-based payments measured by the value of IPC Common Shares (including performance share units where the performance period has ended prior to the Effective Time), in each case that may be held, awarded, outstanding, payable or reserved for issuance under any IPC Share Plan and any other IPC Benefit Plan (as defined in Section 8.13(a)), but excluding IPC Share Options and IPC performance share units for which the performance period expires on or after the Effective Time (the “IPC Non-Performance Awards”), shall be deemed to be converted into the right to acquire or receive (x) a cash payment equal to the product of (i) the number of IPC Common Shares subject to such IPC Non-Performance Award immediately prior to the Effective Time and (ii) the Per Share Cash Consideration and (y) share-based payments measured by the value of (as the case may be) the number of Validus Common Shares equal to the product (rounded, if necessary, to the nearest whole number) of (i) the number of IPC Common Shares subject to such IPC Non-Performance Award immediately prior to the Effective Time and (ii) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such right shall otherwise be subject to the same terms and conditions as were applicable to the rights under the relevant IPC Share Plan or other IPC Benefit Plan and the applicable award agreement thereunder (taking into account any accelerated vesting thereunder) immediately prior to the Effective Time; and

(2) at the Effective Time, by virtue of the transactions contemplated by this Agreement and without any action on the part of any holder of any IPC performance share unit, each performance share unit granted under any IPC Share Plan or any other IPC Benefit Plan (each a “Performance Share Unit”) shall be deemed to be converted into the right to acquire or receive (x) a cash payment equal to the product of (i) the number of IPC Common Shares subject to such Performance Share Unit immediately prior to the Effective Time and (ii) the Per Share Cash Consideration and (y) the number of Validus Common Shares equal to the product (rounded, if necessary, to the nearest whole number) of (i) the number of IPC

Common Shares to which each Performance Share Unit relates immediately prior to the Effective Time and (ii) the Exchange Ratio. Except as specifically provided above and as set forth in Section 2.3(b)(2) of the IPC Disclosure Letter, following the Effective Time, each such right shall otherwise be subject to the same terms and conditions as were applicable to the rights under the relevant IPC Share Plan or any other IPC Benefit Plan and the applicable award agreement thereunder (including by taking into account any accelerated vesting thereunder) immediately prior to the Effective Time. Performance Share Units and IPC Non-Performance Awards shall be, collectively, referred to as the “IPC Other Awards.”

(c) Corporate Actions.  Prior to the Effective Time, IPC, or its board of directors or an appropriate committee thereof, shall take all action necessary on its part to give effect to the provisions of Sections 2.3(a) and (b) and shall take such other actions reasonably requested by Validus to give effect to the foregoing (including obtaining the consent of the holder of or amending the terms of any IPC Share Options, IPC Other Awards or any IPC Share Plan). IPC shall take all actions necessary to ensure that, from and after the Effective Time, none of IPC, Validus, the Amalgamated Company or any of their respective subsidiaries will be required to deliver IPC Common Shares or other capital stock of IPC to any person pursuant to or in settlement of IPC Share Options or IPC Other Awards at or after the Effective Time.

(d) Registration.  If registration of any interests in the IPC Share Plans or any other IPC Benefit Plan or the Validus Common Shares issuable thereunder is required under the Securities Act, Validus shall file with the SEC within five business days after the Effective Time a registration statement on Form S-8 (or any successor or other appropriate forms) with respect to such interests of Validus Common Shares, and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or the prospectuses contained therein) for so long as the relevant IPC Share Plans or other IPC Benefit Plans, as applicable, remain in effect and such registration of interests therein or the Validus Common Shares issuable thereunder continues to be required.

(e) Notice to Equity Award Holders.  As soon as practicable after the Effective Time, Validus shall deliver to the holders of IPC Share Options and IPC Other Awards appropriate notices setting forth such holders’ rights pursuant to any IPC Share Plan or IPC Benefit Plan and agreements evidencing such IPC Share Options and IPC Other Awards and stating that the IPC Share Plans or IPC Benefit Plans and such IPC Share Options and IPC Other Awards and agreements have been assumed by Validus and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.3 after giving effect to the Amalgamation and the terms of the IPC Share Plans or IPC Benefit Plans).

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Except as (i) set forth in the correspondingly identified subsection of the disclosure letter delivered by Validus to IPC simultaneously with the execution of this Agreement by Validus (the “Validus Disclosure Letter”) or the disclosure letter delivered by IPC to Validus simultaneously with the execution of this Agreement by IPC (the “IPC Disclosure Letter” and each of the Validus Disclosure Letter and the IPC Disclosure Letter, a “Disclosure Letter”), as the case may be, or (ii) disclosed in the relevant party’s SEC Documents filed with the SEC on or after January 1, 2008, and prior to the date of this Agreement (excluding any disclosures set forth in any risk factor section or forward-looking statements contained therein), IPC hereby represents and warrants to Validus, and Validus (and Amalgamation Sub with respect to Sections 3.1(a), 3.1(c), 3.3 and 3.9(c)) hereby represents and warrants to IPC, to the extent applicable, in each case with respect to itself and its subsidiaries, as follows:

3.1 Organization, Standing and Power.

(a) Each of it and its subsidiaries is a company or other legal entity duly organized and validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of its jurisdiction of incorporation or organization, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except where the failure to be so qualified has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The copies of its memorandum of association and bye-laws incorporated by reference in its Form 10-K for the year ended December 31, 2008, are true, complete and correct copies of such documents, are in full force and effect and have not been amended or otherwise modified, except as they may be or have been amended or otherwise modified pursuant to the IPC Bye-Law Amendment.

(c) Validus and Amalgamation Sub represent to IPC that: (i) true and complete copies of the memorandum of association and bye-laws of Amalgamation Sub, each as in effect as of the date of this Agreement, have previously been made available to IPC, (ii) Amalgamation Sub was formed by Validus solely for the purpose of effecting the Amalgamation and the other transactions contemplated by this Agreement, and (iii) Amalgamation Sub has not conducted any business prior to the date hereof and has no, and immediately prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement.

3.2 Capital Structure.

(a) Its authorized share capital and outstanding common shares as of the date set forth in the corresponding section of its Disclosure Letter, including any shares reserved for issuance upon the exercise or payment of outstanding warrants and outstanding stock options or other equity related awards (such stock option and other equity-based award plans, agreements and programs, collectively, in the case of Validus, the “Validus Share Plans” and, in the case of IPC, the “IPC Share Plans”), is described in the corresponding section of its Disclosure Letter. In the case of Validus, none of its Common Shares are held by it or by its subsidiaries. In the case of IPC, its Common Shares that are held by it and its subsidiaries are described in the corresponding section of its Disclosure Letter. All of its outstanding Common Shares have been duly authorized and validly issued and are fully paid and nonassessable and not subject to preemptive rights. Section 3.2(a) of its Disclosure Letter sets forth a list of all warrants, options, restricted stock, restricted stock units or other equity awards outstanding as of the date hereof.

(b) From January 1, 2009, to the date hereof, it has not issued or permitted to be issued any common shares, share appreciation rights or securities exercisable or exchangeable for or convertible into shares in its or any of its subsidiaries’ share capital.

(c) It or one of its wholly-owned subsidiaries owns all of the issued and outstanding shares in the share capital of its subsidiaries, beneficially and of record, and all such shares are fully paid and nonassessable, are not subject to preemptive rights and are free and clear of any claim, lien or encumbrance.

(d) No bonds, debentures, notes or other indebtedness having the right to vote (or which are convertible into or exercisable for securities having the right to vote) on any matters on which shareholders may vote (“Voting Debt”) of it or any of its subsidiaries are issued or outstanding.

(e) Except for options or other equity-based awards issued or to be issued under the Validus Share Plans (in the case of Validus) or the IPC Share Plans (in the case of IPC), there are no options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character to which it or any of its subsidiaries is a party or by which it or any such subsidiary is bound (i) obligating it or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the share capital or any Voting Debt or other equity rights of it or any of its subsidiaries, (ii) obligating it or any of its subsidiaries to grant, extend or enter into any such option, warrant, call, convertible or exchangeable security, right, commitment or agreement or (iii) that provide the economic equivalent of an equity ownership interest in it or any of its subsidiaries.

(f) None of it or any of its subsidiaries is a party to any member or shareholder agreement, voting trust agreement or registration rights agreement relating to any equity securities of it or any of its subsidiaries or any other agreement relating to disposition, voting or dividends with respect to any equity securities of it or any of its subsidiaries. There are no outstanding contractual obligations of it or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares in the share capital of it or any of its subsidiaries.

(g) Since January 1, 2009, through the date of this Agreement, it has not declared, set aside, made or paid to its shareholders dividends or other distributions on the outstanding shares in its share capital.

(h) It has not waived any voting cut-back, transfer restrictions or similar provisions of its or its subsidiaries’ bye-laws with respect to any of its or their shareholders, except for such waivers set forth in its bye-laws.

3.3 Authority; Non-Contravention.

(a) It has all requisite corporate power and authority to enter into this Agreement and, subject to obtaining the Required Validus Vote (as defined in Section 3.10(a)) (in the case of Validus) or the Required IPC Vote (as defined in Section 3.10(b)) (in the case of IPC), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on its part and no other corporate proceedings on its part are necessary to authorize this Agreement and consummate the transactions contemplated hereby, subject to the Required Validus Vote (in the case of Validus) or the Required IPC Vote (in the case of IPC). This Agreement has been duly executed and delivered by it and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding obligation of it, enforceable against it in accordance with its terms, except to the extent enforcement is limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and by general equitable principles.

(b) Neither the execution and delivery of this Agreement by it nor the consummation by it of the transactions contemplated hereby, nor compliance by it with any of the terms or provisions hereof, will (i) violate any provision of the memorandum of association or bye-laws of it (as they may be or have been modified, in the case of IPC, pursuant to the IPC Bye-Law Amendment) or the memorandum of association, bye-laws or equivalent organizational documents of any of its subsidiaries or (ii) assuming that the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in Section 3.3(c) are duly obtained or made, (A) violate any Law applicable to it or any of its subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the cancellation, suspension, non-renewal or termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon (1) any Permit (as defined in Section 3.5(a)) or (2) any of the respective properties or assets of it or any of its subsidiaries under, any of the terms, conditions or provisions of any loan or credit agreement, note, mortgage, indenture, lease, Validus Benefit Plan (as defined in Section 8.13(a)) (in the case of Validus) or IPC Benefit Plan (as defined in Section 8.13(a)) (in the case of IPC) or other agreement, obligation or instrument to which it or any of its subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (with respect to clause (ii)) for such violations, conflicts or breaches that have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority, body, agency, official or instrumentality, domestic or foreign, or self-regulatory organization or other similar non-governmental regulatory body (each, a “Governmental Entity”), is required to be made or obtained by it or any of its subsidiaries in connection with the execution and delivery of this Agreement by it or the consummation by it of the transactions contemplated hereby, except for (i) the filing of the Amalgamation Application and related attachments with the Registrar, (ii) the written notification to the Bermuda Monetary Authority regarding Validus’ acquisition of the IPC Common Shares, (iii) such other applications, filings, authorizations, orders and approvals as may be required under applicable Laws (including all applicable Insurance Laws) of any jurisdiction and any approvals thereof, which are set forth in Section 3.3(c) of its Disclosure Letter, (iv) the filing with the SEC of such registrations, prospectuses, reports and other materials as may be required in connection with this Agreement and the transactions contemplated hereby, including the Joint Proxy Statement/ Prospectus (as defined in Section 5.1(a)), and the obtaining from the SEC of such orders as may be required in connection therewith,

(v) compliance with any applicable requirements of NASDAQ or the New York Stock Exchange (the “NYSE”), as applicable, (vi) in the case of Validus, such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” Laws of various jurisdictions in connection with the issuance of the Validus Common Shares pursuant to this Agreement, and (vii) for any other such consent, approval, order or authorization of, or registration, declaration or filings, the failure of which to obtain or make would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

3.4 SEC Documents; Regulatory Reports; Undisclosed Liabilities.

(a) It and its subsidiaries have timely filed all required reports, schedules, registration statements and other documents with the SEC since January 1, 2008 (the “SEC Documents”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations of the SEC thereunder applicable to such SEC Documents, and none of its or its subsidiaries’ SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of it and its subsidiaries included in its SEC Documents complied, as of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein) and fairly present in all material respects the consolidated financial position of it and its consolidated subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of such companies as of the dates and for the periods shown. As of the date hereof, there are no outstanding written comments from the SEC with respect to its SEC Documents.

(b) Except for (i) those liabilities that are reflected or reserved for in its consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the SEC prior to the date of this Agreement, (ii) liabilities and obligations incurred pursuant to this Agreement, (iii) liabilities incurred since December 31, 2008, (1) in the ordinary course of business (including claims and any related litigation or arbitration arising in the ordinary course of business under Policies (as defined in Section 3.12(g))) or (2) pursuant to any Reinsurance Agreements (as defined in Section 3.12(e)) issued or assumed, as the case may be, by one of its Insurance Entities (as defined in Section 3.12(a)) for which adequate claims reserves have been established, and (iv) liabilities which have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, it and its subsidiaries do not have, and since December 31, 2008, it and its subsidiaries have not incurred, any liabilities or obligations of any nature whatsoever (whether accrued, absolute, contingent or otherwise and whether or not required to be reflected in its financial statements in accordance with GAAP).

3.5 Compliance with Applicable Laws and Reporting Requirements.  Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect:

(a) It and its subsidiaries hold in full force and effect all permits, certifications, registrations, permissions, consents, franchises, concessions, licenses, variances, exemptions, orders, approvals and authorizations of all Governmental Entities necessary for the ownership and conduct of the business of it and its subsidiaries (including any insurance licenses or permissions from insurance regulatory authorities) in each of the jurisdictions in which it or its subsidiaries currently conduct or operate its business (the ‘‘Permits”), and it and its subsidiaries are in compliance with the terms and requirements of its Permits and any applicable law, statute, ordinance, common law, arbitration award, or any rule, regulation, judgment, order, writ, injunction, decree, agency requirement or published interpretation of any Governmental Entity, including all relevant bye-laws and regulations of the Council and Society of Lloyd’s incorporated under the Lloyd’s Act of 1871 to 1982 of England and Wales (“Lloyd’s”) in each of the jurisdictions in which it or its subsidiaries currently conduct business or operate (collectively “Laws”).

The businesses of it and its subsidiaries have not been, and are not being, conducted in violation of any applicable Laws (including the USA PATRIOT Act of 2001, as amended, the Foreign Corrupt Practices Act, 15 U.S.C. § 78dd 1 et seq., as amended (or any other similar applicable foreign, federal, or state legal requirement), anti-money laundering laws, anti-terrorism laws, all applicable requirements relating to the sale, issuance, marketing, advertising and administration of insurance products (including licensing and appointments) and all Laws regulating the business and products of insurance and all applicable orders and directives of insurance regulatory authorities (the “Insurance Laws”) and all applicable laws or other legal requirements relating to the retention of e-mail and other information). It and its subsidiaries have not received, at any time since January 1, 2007, any written notice or communication from any Governmental Entity regarding any actual, alleged, or potential violation of, or a failure to comply with, any Laws or the terms and requirements of any Permit or any actual or potential revocation, withdrawal, suspension, cancellation, modification, or termination of any Permit. All applications required to have been filed for the renewal of each Permit or other filings required to be made with respect to each Permit held by it or its subsidiaries have been duly filed on a timely basis with the appropriate Governmental Entity.

(b) It has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to it, including its consolidated subsidiaries, is made known to its principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting its principal executive officer and principal financial officer to material information required to be included in its periodic reports under the Exchange Act and ensure that the information required to be disclosed in its SEC Documents is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. It and its subsidiaries maintain a system of internal controls over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The records, systems, controls, data and information of it and its subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of it or its subsidiaries or accountants (including all means of access thereto and therefrom) and are held or maintained in such places as may be required under all applicable Laws (including Insurance Laws). It has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to its auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect its ability to record, process, summarize and report financial information and (ii) any fraud that involves management or other employees who have a significant role in internal controls.

(c) There are no outstanding loans or other extensions of credit made by it or any of its subsidiaries to any of its executive officers (as defined in Rule 3b-7 under the Exchange Act) or directors.

(d) Since January 1, 2007, in the case of IPC, it has complied with the applicable listing and corporate governance rules and regulations of NASDAQ . Since July 24, 2007, in the case of Validus, it has complied with the applicable listing and corporate governance rules and regulations of the NYSE.

(e) Neither it nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract relating to any transaction or relationship between or among it and any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, it or any of its subsidiaries in the SEC Documents.

3.6 Legal and Arbitration Proceedings and Investigations.  Except for litigation or arbitration arising in the ordinary course of business from claims under Policies or Reinsurance Agreements issued or assumed, as the case may be, by one of its Insurance Entities for which adequate claims reserves have been established, there are no claims, suits, actions, proceedings, arbitrations or other proceedings whether judicial, arbitral or administrative, civil or criminal (“Legal Proceedings”) pending or, to its knowledge, threatened, against it or any of its subsidiaries, any present or former officer, director or employee thereof in his or her capacity as such or any person for whom it or its subsidiaries may be liable or any of their respective properties, that, if determined or resolved adversely against it, would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, nor are there any writs, judgments, decrees, injunctions, rules or orders of any Governmental Entity or arbitrator binding upon it or any of its subsidiaries or any of their respective assets or properties that would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. To its knowledge, since January 1, 2007, there have been no formal or informal SEC inquiries, investigations or subpoenas, other Governmental Entity inquiries or investigations or internal investigations or material whistle-blower complaints pending or otherwise threatened involving it or its subsidiaries or any current or former officer or director thereof in his or her capacity as such, other than, in each case, those that if determined or resolved adversely against it would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

3.7 Taxes.

(a) All material Tax Returns (as defined in Section 8.13(a)) required by applicable Law to be filed with any Taxing Authority (as defined in Section 8.13(a)) by, or on behalf of, it or any of its subsidiaries have been filed when due (taking into account extensions of time to file) in accordance with all applicable Laws, and all such Tax Returns are true, correct and complete in all material respects. All such Tax Returns have been examined by the appropriate Taxing Authority or the period for assessment of the Taxes (as defined in Section 8.13(a)) in respect of which such Tax Returns were required to be filed has expired.

(b) There are no liens for any Taxes upon the assets of it or any of its subsidiaries, other than (i) statutory liens for Taxes not yet due and payable or (ii) liens which are being contested in good faith by appropriate proceedings, for which adequate reserves have been established on its financial statements in accordance with GAAP and Applicable SAP.

(c) It and each of its subsidiaries have paid or have withheld and remitted to the appropriate Taxing Authority all material Taxes due and payable, and have established in accordance with GAAP and Applicable SAP an adequate accrual for all material Taxes not yet due and payable.

(d) There is no claim, audit, action, suit, proceeding, examination or investigation now pending or, to its knowledge, threatened against or with respect to it or any of its subsidiaries in respect of any Tax or Tax Asset (as defined in Section 8.13(a)), and any deficiencies asserted or assessments made as a result of any claim, audit, suit, proceeding, examination or investigation have been paid in full.

(e) It and each of its subsidiaries have withheld all material amounts required to have been withheld by them in connection with amounts paid or owed to (or any benefits or property provided to) any employee, independent contractor, creditor, shareholder or any other third party; such withheld amounts were either duly paid to the appropriate Taxing Authority or set aside in accounts for such purpose. It and each of its subsidiaries have reported such withheld amounts to the appropriate Taxing Authority and to each such employee, independent contractor, creditor, shareholder or any other third party, as required under Law.

(f) Neither it nor any of its subsidiaries is a party to a Tax allocation, sharing, indemnity or similar agreement (other than indemnities included in ordinary course employment contracts or leases) that will require any payment by it or any of its subsidiaries of any Tax of another person after the Closing Date.

(g) Neither it nor any of its subsidiaries has entered into a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4, and neither it nor any of its subsidiaries has been a “material advisor” to any such transaction within the meaning of Section 6111 of the Code.

(h) Neither it nor any of its subsidiaries (i) has filed any extension of time within which to file any Tax Returns that have not been filed, (ii) has entered into any agreement or other arrangement waiving or extending the statute of limitations or the period of assessment or collection of any material Taxes, (iii) has granted any power of attorney that is in force with respect to any matters relating to any material Taxes, (iv) has applied for a ruling from a Taxing Authority relating to any material Taxes that has not been granted or has proposed to enter into an agreement with a Taxing Authority that is pending, or (v) has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law) or been issued any private letter rulings, technical advance memoranda or similar agreement or rulings by any Taxing Authority.

(i) None of its subsidiaries is now or has ever been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(j) Neither it nor any of its subsidiaries has agreed to, requested, or is required to include any adjustment under Section 481 of the Code (or any corresponding provision of applicable Law) by reason of a change in accounting method or otherwise.

(k) Neither it nor any of its subsidiaries has elected to be a pass-through entity for U.S. federal income tax purposes.

(l) Neither it nor any of its subsidiaries organized outside the United States has ever been engaged in a trade or business in the United States within the meaning of Section 864(b) of the Code or has ever had a permanent establishment in the United States within the meaning of the tax treaty between the United States and Bermuda.

(m) Neither it nor any of its subsidiaries has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return.

(n) Neither it nor any of its subsidiaries has been a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(o) It and each of its subsidiaries currently satisfies (assuming the relevant taxable year ended on the date this representation is being given), and expects to satisfy with respect to the taxable year in which the Closing Date falls, either or both of the exceptions described in Sections 953(c)(3)(A) and (B) of the Code so that none of its “United States shareholders” (within the meaning of Section 953(c) of the Code) will be required to include in income any of its or its subsidiaries’ “related person insurance income” (within the meaning of Section 953(c)(2) of the Code) by operation of Sections 951(a) and 953(c)(5) of the Code.

(p) Neither it nor any of its subsidiaries has received any notice or inquiry from any Governmental Entity outside of Bermuda to the effect that any of it or its subsidiaries that are domiciled or formed in Bermuda are subject to any Tax other than excise taxes or any Tax assessed by Bermuda.

(q) Other than as disclosed with respect to Section 3.7(l), Section 3.7(p) or this Section 3.7(q), it and each of its subsidiaries has never been subject to net basis taxation in any country, or been tax resident or tax domiciled in any country, other than the country in which it and each of its subsidiaries, respectively, is organized.

(r) Neither it nor any of its subsidiaries organized outside the United Kingdom has or has ever had a permanent establishment in the United Kingdom for United Kingdom Tax purposes.

(s) No material transaction or arrangement involving it or any of its subsidiaries has taken place or is in existence which is such that it has resulted, or is reasonably likely to result, in the income, profits or gains of it or of any subsidiary being adjusted for Tax purposes in any jurisdiction in accordance with applicable transfer pricing or thin capitalization laws.

(t) As of the date of this Agreement, neither it nor any of its subsidiaries has taken or agreed to take any action, or is aware of any agreement, plan or circumstance, that, to its knowledge, would reasonably be expected to prevent the Amalgamation from constituting a “reorganization,” within the meaning of Section 368(a) of the Code.

3.8 Absence of Certain Changes or Events.  Since January 1, 2009, (i) there has not been any event, change, circumstance, state of facts or effect, alone or in combination, that has had or would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, and (ii) neither it nor any of its subsidiaries has taken any action or failed to take any action that would have resulted in a breach in any material respect of Section 4.1 had such section been in effect since January 1, 2009, except, with respect to IPC, for any action taken or failed to be taken in connection with or in furtherance of the Max Agreement that has been publicly disclosed by IPC in a filing with the SEC made prior to 5:30 p.m., New York City time, at least one business day prior to the date of this Agreement.

3.9 Board Approval.

(a) In the case of IPC, the board of directors of IPC, by resolutions duly adopted by unanimous vote at a meeting duly called and held, has (i) determined that the Consideration and the Exchange Ratio constitutes fair value for each IPC Common Share in accordance with the Companies Act and deemed it fair to, advisable to and in the best interests of IPC to enter into this Agreement and to consummate, the Amalgamation and the other transactions contemplated hereby, (ii) adopted this Agreement and the Amalgamation Agreement and authorized and approved the Amalgamation and the other transactions contemplated by this Agreement, (iii) recommended that the shareholders of IPC vote in favor of matters constituting the Required IPC Vote (as defined in Section 3.10(b)) (the “IPC Recommendation”) and (iv) determined that the amendments to IPC’s bye-laws attached as Exhibit B (the “IPC Bye-Law Amendment”) are advisable to and in the best interests of IPC, and directed that such matters be submitted for consideration by IPC shareholders at the IPC Shareholders Meeting (as defined in Section 5.1(c)).

(b) In the case of Validus, the board of directors of Validus, by resolutions duly adopted by unanimous vote at a meeting duly called and held, has (i) deemed it fair to, advisable and in the best interests of Validus to enter into this Agreement and to consummate the Share Issuance and the other transactions contemplated hereby, (ii) adopted this Agreement and authorized and approved the Share Issuance, and (iii) recommended that the shareholders of Validus vote in favor of the matters constituting the Required Validus Vote (as defined in Section 3.10(a)) (the “Validus Recommendation”) and directed that such matters be submitted for consideration by Validus shareholders at the Validus Shareholders Meeting (as defined in Section 5.1(b)).

(c) In the case of Validus, the board of directors of Amalgamation Sub, by unanimous written consent without a meeting, has (i) determined that this Agreement and the Amalgamation are advisable and in the best interests of Amalgamation Sub and its sole shareholder, (ii) adopted this Agreement and authorized and approved the Amalgamation and (iii) recommended that the sole shareholder of Amalgamation Sub approve such matters. The sole shareholder of Amalgamation Sub has approved this Agreement, the Amalgamation and the other transactions contemplated hereby.

3.10 Vote Required.

(a) In the case of Validus, the affirmative vote of a majority of the votes cast at a meeting of the shareholders of Validus at which a quorum is present in accordance with the bye-laws of Validus to approve the Share Issuance (the “Required Validus Vote”) is the only vote of the holders of any class or series of Validus capital stock necessary to consummate the transactions contemplated hereby.

(b) In the case of IPC, the affirmative vote of a majority of the votes cast at a meeting of the shareholders of IPC at which a quorum is present in accordance with the bye-laws of IPC, in each case, to approve the IPC Bye-Law Amendment and, assuming approval of the IPC Bye-Law Amendment, adopt this Agreement and approve the Amalgamation (provided, however, if the IPC Bye-Law Amendment is not approved, the affirmative vote of three-fourths of the votes cast at such meeting shall be required to adopt this Agreement and approve the Amalgamation) (the “Required IPC Vote” and, together with the Required Validus Vote, the “Required Shareholder Votes”) is the only vote of the holders of any class or series of IPC share capital necessary to approve this Agreement and consummate the transactions contemplated hereby (including the Amalgamation).

3.11 Agreements with Regulators.  Except as required by Insurance Laws of general applicability and the insurance licenses maintained by its Insurance Entities or as does not have and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, there are no written agreements, memoranda of understanding, commitment letters or similar undertakings binding on it or any of its subsidiaries or to which it or any of its subsidiaries is a party, on one hand, and any Governmental Entity is a party or addressee, on the other hand, or any orders or directives by, or supervisory letters or cease-and-desist orders from, any Governmental Entity, nor has it nor any of its subsidiaries adopted any board resolution at the request of any Governmental Entity, in each case specifically with respect to it or any of its subsidiaries, which (a) limit the ability of it or any of its Insurance Entities to issue Policies or enter into Reinsurance Agreements; (b) require any divestiture of any investment of any subsidiary; (c) in any manner relate to the ability of any of its subsidiaries to pay dividends; (d) require any investment of its Insurance Entities to be treated as non-admitted assets (or the local equivalent) or (e) otherwise restrict the conduct of business of it or any subsidiary, nor has it been advised by any Governmental Entity that it is contemplating any such undertakings.

3.12 Insurance Matters.

(a) Each of its subsidiaries which by virtue of its operations and activities is required to be licensed as an insurance company, insurance intermediary, Lloyd’s corporate member or Lloyd’s managing agent (collectively, the “Insurance Entities”) is listed in Section 3.12 of its Disclosure Letter, together with the jurisdiction of domicile thereof. None of its Insurance Entities is commercially domiciled in any other jurisdiction or is otherwise treated as domiciled in a jurisdiction other than that of its incorporation. It conducts all of its insurance operations that are required to be conducted through a licensed insurance company or insurance intermediary, through its Insurance Entities, each of which is duly licensed or authorized as an insurance company, and/or, where applicable, a reinsurer, insurance intermediary, Lloyd’s corporate member or Lloyd’s managing agent, in its jurisdiction of incorporation and each other jurisdiction where it is required to be so licensed or authorized and is duly licensed or authorized in each such jurisdiction for each line of business written therein, except where the failure to so conduct its insurance operations or the failure of its Insurance Entities to be so licensed or authorized has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Since January 1, 2007, each of its Insurance Entities has timely filed or submitted all annual and, to the extent applicable Law requires, quarterly and other periodic statements, together with all exhibits, interrogatories, notes, schedules and any actuarial opinions, affirmations or certifications or other supporting documents in connection therewith, required to be filed with or submitted to the appropriate insurance regulatory authorities of the jurisdiction in which it is domiciled or commercially domiciled on forms prescribed or permitted by such authority (as filed through the date hereof and thereafter, collectively, the “Statutory Statements”), except, in each case, as has been cured or resolved to the satisfaction of such insurance regulatory authority without imposition of any material penalty or as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

It has delivered or made available to the other parties, to the extent permitted by applicable Laws, (i) true and complete copies of all annual Statutory Statements filed with Governmental Entities for each of its Insurance Entities for the periods beginning January 1, 2007 through the date hereof and, once duly and timely filed, thereafter, and the quarterly Statutory Statements for each of its Insurance Entities for the quarterly periods ended September 30, 2008, through the date hereof and, once duly and timely filed, thereafter, each in the form (including exhibits, annexes and any amendments thereto) filed with the applicable insurance regulatory authority and (ii) true and complete copies of all examination reports (and has notified the other party of any pending examinations) of any insurance regulatory authorities received by it on or after January 1, 2007 through the date hereof relating to its Insurance Entities. Financial statements included in its Statutory Statements were prepared in conformity with Applicable SAP, consistently applied for the periods covered thereby, were prepared in accordance with the books and records of the applicable Insurance Entity, and present fairly in all material respects the statutory financial position of the relevant Insurance Entity as of the respective dates thereof and the results of operations, cash flows, and changes in capital and surplus (or stockholders’ equity, as applicable) of such Insurance Entity for the respective periods then ended. Its Statutory Statements complied in all material respects with all applicable Laws when filed or submitted and no material violation or deficiency has been asserted in writing by any Governmental Entity with respect to any of its Statutory Statements that have not been cured or otherwise resolved to the satisfaction of such Governmental Entity. The statutory balance sheets and income statements included in its annual Statutory Statements have been audited by its independent auditors, and it has delivered or made available to the other party true and complete copies of all audit opinions related thereto for periods beginning January 1, 2007 through the date hereof. Except as is indicated therein, all assets that are reflected on its subsidiaries’ Statutory Statements comply in all material respects with all applicable Insurance Laws regulating the investments of Insurance Entities and all applicable Insurance Laws with respect to admitted assets and are in amount at least equal to the minimum amount required by applicable Insurance Laws. The financial statements included in its Statutory Statement accurately reflect in all material respects the extent to which, pursuant to applicable Laws and Applicable SAP, the applicable Insurance Entity is entitled to take credit for reinsurance (or any local equivalent concept).

(c) The loss reserves and other actuarial amounts of each of its Insurance Entities contained in its Statutory Statements: (i) were determined in accordance with generally accepted actuarial standards and principles and other reasonable qualitative methods materially consistently applied (except as otherwise noted in such financial statements), (ii) complied in all material respects with applicable Laws and were computed on the basis of methodologies materially consistent with those used in computing the corresponding reserves in the prior fiscal years, except as otherwise noted in the financial statements and notes thereto included in such Statutory Statements, and (iii) include provisions for all actuarial reserves and related items which are required to be established in accordance with applicable Law. To its knowledge, no facts or circumstances exist which would necessitate any material increase in the statutorily required reserves above those reflected in the most recent balance sheet included in the Statutory Statements.

(d) Prior to the date of this Agreement, it has made available to the other party true and complete copies of all actuarial reports used as the basis for establishing the reserves for each of its subsidiary Insurance Entities from and after January 1, 2007, and all material attachments, addenda, supplements and modifications thereto. To its knowledge, any information and data furnished by it or any of its subsidiaries to independent actuaries in connection with the preparation of such actuarial reports were accurate in all material respects. To its knowledge, such actuarial reports were based upon an accurate inventory of Policies and Reinsurance Agreements in force for it and its subsidiaries, as the case may be, at the relevant time of preparation and were prepared in conformity in all material respects with generally accepted actuarial principles and other reasonable qualitative methods in effect at such time (except as may be noted therein) and the projections contained therein were properly prepared in accordance with the assumptions stated therein.

(e) As of the date of this Agreement, all reinsurance or retrocession treaties or agreements, slips, binders, cover notes or other similar arrangements to which it or any of its subsidiaries is a party or under which it or any of its subsidiaries has any existing rights, obligations or liabilities (the “Reinsurance Agreements”) are, and after the consummation of the transactions contemplated hereby will continue to be, valid and binding obligations of it and its subsidiaries (to the extent they are parties thereto or bound thereby) and, to its knowledge, each other party thereto, in accordance with their terms and are in full force and effect, and it and each of its subsidiaries (to the extent they are party thereto or bound thereby) and, to its knowledge, each other party thereto has performed in all material respects all obligations required to be performed by it under each Reinsurance Agreement, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither it nor any of its subsidiaries has received notice, nor does it have knowledge, of any violation or default in respect of any obligation under (or any condition which, with the passage of time or the giving of notice or both, would result in such a violation or default), or any intention to cancel, terminate or change the scope of rights and obligations under, or not to renew, any Reinsurance Agreement, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2007, (i) neither it nor its subsidiaries have received any written notice from any party to a Reinsurance Agreement that any amount of reinsurance ceded by it or such subsidiary to such counterparty will be uncollectible or otherwise defaulted upon, (ii) to its knowledge, no party to a Reinsurance Agreement under which it or its subsidiary is the cedent is insolvent or the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding, (iii) to its knowledge, the financial condition of any party to a Reinsurance Agreement under which it or its subsidiary is the cedent is not impaired to the extent that a default thereunder is reasonably anticipated, (iv) there are no disputes under any Reinsurance Agreement other than disputes in the ordinary course for which adequate loss reserves have been established and (v) its relevant subsidiary is entitled under any applicable Law and Applicable SAP to take full credit in its Statutory Statements for all amounts recoverable by it pursuant to any Reinsurance Agreement under which it is the cedent and all such amounts recoverable have been properly recorded in its books and records of account (if so accounted therefor) and are properly reflected in its Statutory Statements, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f) Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, with respect to any Reinsurance Agreement for which the ceding insurer party thereto is taking credit on its most recent Statutory Statements, to its knowledge, from and after January 1, 2007 (i) there has been no separate written or oral agreement between such ceding insurer and the assuming reinsurer that would under any circumstances reduce, limit, mitigate or otherwise affect any actual or potential loss to the parties under any such Reinsurance Agreement, other than inuring contracts that are explicitly defined in any such Reinsurance Agreement, (ii) for each such Reinsurance Agreement entered into, renewed or amended on or after January 1, 2007, for which risk transfer is not reasonably considered to be self-evident to the extent required by any applicable provisions of SSAP No. 62, documentation concerning the economic intent of the transaction and the risk transfer analysis evidencing the proper accounting treatment is available for review by the relevant Governmental Entities for each of it and its subsidiaries, (iii) its subsidiary that is a party thereto, and to its knowledge, any other party thereto, complies and has complied from and after January 1, 2007 with any applicable requirements set forth in SSAP No. 62, and (iv) such Insurance Entity has and had since January 1, 2007 appropriate controls in place to monitor the use of reinsurance and comply with the provisions of SSAP No. 62.

(g) All policies, policy forms, binders, slips, treaties, certificates, insurance or reinsurance contracts or participation agreements and other agreements of insurance or reinsurance, whether individual or group (including all applications, supplements, endorsements, riders and ancillary agreements in connection therewith) and all amendments, applications, brochures, illustrations and certificates pertaining thereto (the “Policies”), in effect as of the date of this Agreement, that are issued by it or its subsidiaries and any and all marketing materials have been, to the extent required under applicable Law, filed with or submitted to and not objected to by such Governmental Entity within the period provided for objection, and such Policies and marketing materials comply with the Insurance Laws applicable thereto and have been administered in accordance therewith, except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. All premium rates established by it or its subsidiaries that are required to be filed with or submitted to or approved by Governmental Entities have been so filed, submitted or approved, the premiums charged conform thereto and such premiums comply with the Insurance Laws applicable thereto, except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(h) To its knowledge, each insurance agent, general agent, agency, producer, broker, reinsurance intermediary, program manager, managing general agent and managing general underwriter currently selling, issuing or underwriting business for or on behalf of it or its subsidiaries (including it and its subsidiaries’ salaried employees) (each, an “Agent”) was duly licensed for the type of activity and business conducted or written, sold, produced, underwritten or managed. To its knowledge, each program manager, managing general agent, third party administrator or claims adjuster or manager, at the time such person managed or administered business (including the administration, handling or adjusting of claims) for or on behalf of it or its subsidiaries (each, an “Administrator”) was duly licensed for the type of activity conducted. To its knowledge, no Agent or Administrator has materially violated or is currently in violation in any material respect of any term or provision of any Law applicable to the writing, sale, production, underwriting or administration of business for it or its subsidiaries, except for such failures or such violations which have been cured, that have been resolved or settled through agreements with applicable Governmental Entities or that are barred by an applicable statute of limitations. Each Agent was appointed and compensated by it or its subsidiaries in compliance in all material respects with applicable Law and all processes and procedures used in making inquiries with respect of such Agent were undertaken in compliance in all material respects with applicable Law. No Agent has binding authority on behalf of it or its subsidiaries. As of the date of this

Agreement, no Agent accounting individually for 1% or more of the total gross premiums of all of its Insurance Entities for the year ended December 31, 2008, has indicated to it or its subsidiaries in writing or, to its knowledge, orally that such Agent will be unable or unwilling to continue its relationship as an Agent with it or its subsidiary within twelve months after the date hereof.

(i) Each of its Insurance Entities has duly and timely filed all reports or other filings required to be filed with any insurance regulatory authority in the manner prescribed therefor under applicable Laws and Permits and no Governmental Entity has asserted any deficiency or violation with respect thereto, except as has been cured or resolved to the satisfaction of the Government Entity or except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Without limiting the foregoing, each of its and its subsidiaries’ submissions, reports or other filings under applicable insurance holding company statutes or other applicable Insurance Laws with respect to contracts, agreements, arrangements and transactions between or among Insurance Entities and their affiliates, and all contracts, agreements, arrangements and transactions in effect between any subsidiary that is an Insurance Entity and any affiliate are in compliance with the requirements of all applicable insurance holding company statutes or other such Insurance Laws and all required approvals or deemed approvals of insurance regulatory authorities with respect thereto have been received or obtained, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(j) Copies (which are complete and correct in all material respects) of all analyses, reports and other data prepared by or on behalf of any of its Insurance Entities or submitted by or on behalf of any such Insurance Entity to any insurance regulatory authority relating to risk based capital calculations or Insurance Regulatory Information Systems ratios have been provided to the other party prior to the date of this Agreement.

(k) Except for regular periodic assessments in the ordinary course of business, there are no material unpaid claims and assessments against it or its subsidiaries, whether or not due, by any insurance guaranty association (in connection with that association’s fund relating to insolvent insurers), joint underwriting association, residual market facility or assigned risk pool. No such material claim or assessment is pending and neither it nor any subsidiary has received written notice of any such material claim or assessment against it or its subsidiaries by any insurance guaranty association, joint underwriting association, residual market facility or assigned risk pool.

(l) Since July 2, 2007, Validus and/or any of its subsidiaries which participate in Lloyd’s: (i) has not participated on any Lloyd’s syndicate other than syndicate 1183; (ii) has not agreed to sell, transfer or “drop” any of its rights to participate in a Lloyd’s syndicate or offered to acquire rights to participate on a Lloyd’s syndicated; (iii) has complied with the franchise standards (including principles and minimum standards, guidance and advice) issued by Lloyd’s and (iv) all documents relating to the participation of it or any of its subsidiaries’ participation at Lloyd’s are in Lloyd’s standard form and have not been amended in any way, including the standard managing agent’s agreement, in each case, except as had not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(m) Since July 2, 2007: (i) all funds held on behalf of Lloyd’s syndicate 1183 are held in accordance with the terms of the relevant premiums trust deed or other deposit arrangement as required by the bye-laws, regulations, codes of practice and mandatory directions and requirements governing the conduct and management of underwriting business at Lloyd’s from time to time and the provisions of any deed, agreement or undertaking executed, made or given for compliance with Lloyd’s requirements from time to time (“Lloyd’s Regulations”) and (ii) Validus and/or any of its subsidiaries required to do so have complied in all material respects with all relevant regulations, directions, notices and requirements in relation to the maintenance of Funds at Lloyd’s (as defined in the Lloyd’s Membership Byelaw (No. 5 of 2005)) in accordance with Lloyd’s Regulations and any directions imposed on it or any of its subsidiaries by Lloyd’s.

3.13 Investments; Derivatives.

(a) The information provided by it to the other party related to its investment assets, including bonds, notes, debentures, mortgage loans, real estate, collateral loans, derivatives (including swaps, swaptions, caps, floors, foreign exchange, and options or forward agreements) and all other instruments of indebtedness, stocks, partnership or joint venture interests and all other equity interests, certificates issued by or interests in trusts, alternative investments and direct or indirect investments in hedge funds, whether entered into for its own or its subsidiaries or their customers’ accounts (such investment assets, together with all investment assets held between such date and the Closing Date are referred to herein as the ‘‘Investment Assets”) is true and complete in all material respects as of May 31, 2009.

(b) As of the date of this Agreement, to its knowledge, none of the Investment Assets is in default in the payment of principal or interest or dividends.

(c) As of the date of this Agreement, to its knowledge, the Investment Assets comply in all material respects with, and the acquisition thereof complied in all material respects with, any and all investment restrictions under applicable Law and its Investment Policy (as hereinafter defined). Except for Investment Assets sold in the ordinary course of business consistent with past practice or as contemplated by this Agreement, each of it and its subsidiaries, as applicable, has good and marketable title to all of the Investment Assets it purports to own, free and clear of all encumbrances except Permitted Encumbrances (as defined in Section 8.13(a)). It has provided a copy of its and its subsidiaries’ policies with respect to the investment of the Investment Assets (its “Investment Policy”) to the other party prior to the date of this Agreement.

(d) To its knowledge, none of its Investment Assets is subject to any capital calls or similar liabilities, or any restrictions or suspensions on redemptions, lock-ups, “gates,” “side-pockets,” stepped-up fee provisions or other penalties or restrictions relating to withdrawals or redemptions, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(e) Each agreement with each investment manager or investment advisor providing services to it or any of its subsidiaries was entered into, and the performance of each investment manager is evaluated, in a commercially reasonable, arm’s length manner.

(f) Neither it nor any of its subsidiaries holds any derivative instruments, including swaps, swaptions, caps, floors, foreign exchange and option or forward agreements, whether entered into for its account, or for the account of any of its subsidiaries or their customers.

3.14 Material Contracts; Intercompany Contracts.

(a) As of the date of this Agreement, neither it nor any of its subsidiaries is a party to or bound by any contract (other than any Policy or Reinsurance Agreement) (i) that is or will be required to be filed by it as a material contract pursuant to Item 601(b)(10) of Regulation S-K of the SEC that is not already so filed; (ii) that limits or purports to limit in any material respect either the type of business in which it or any of its subsidiaries (or, after giving effect to the Amalgamation, Validus or any of its subsidiaries) may engage or the manner or locations in which any of them may so engage in any business; (iii) that creates a partnership, joint venture, strategic alliance or similar arrangement with respect to any of its or its subsidiaries’ material business or assets; (iv) that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other agreement providing for or guaranteeing indebtedness in excess of $5,000,000; (v) that, individually or together with related contracts, provides for any acquisition, disposition, lease, license or use after the date of this Agreement of assets, services, rights or properties with a value or requiring annual fees in excess of $5,000,000 or that comprise more than 15% of its business on a consolidated basis; (vi) that is a collective bargaining agreement; (vii) that involves or could reasonably be expected to involve aggregate payments by or to it and/or its subsidiaries in excess of $5,000,000 in any twelve month period, except for any contract that may be cancelled without penalty or termination payments by it or its subsidiaries upon notice of 60 days or less; (viii) that includes an indemnification obligation of it or any of its subsidiaries with a maximum potential liability in excess of $5,000,000; (ix) that is an investment advisory or investment management agreement or arrangement to which it or any of its subsidiaries is a party or under which any Investment Asset is invested or managed or any third party has the right or power to make discretionary or investment decisions with respect to any Investment Asset; or (x) that would or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede its ability to consummate the transactions contemplated by this Agreement or Validus’ and its subsidiaries’ ability to own and/or to conduct the businesses after the Closing. Each such contract described in clauses (i)-(x) is referred to herein as a ‘‘Material Contract.”

(b) Each Material Contract is, and after the consummation of the transactions contemplated by this Agreement will continue to be, a valid and binding obligation of it and its subsidiaries (to the extent they are parties thereto or bound thereby) enforceable against it and, to its knowledge, each other party thereto, in accordance with its terms and is in full force and effect, and it and each of its subsidiaries (to the extent they are party thereto or bound thereby) and, to its knowledge, each other party thereto has performed in all material respects all obligations required to be performed by it under each Material Contract, except where such failure to be valid and binding or such non-performance has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. Neither it nor any of its subsidiaries has received written notice, nor does it have knowledge, of any material violation or default in respect of any material obligation under (or any condition which with the passage of time or the giving of notice or both would result in such a violation or default), or any intention to cancel, terminate, change the scope of rights and obligations under or not to renew, any Material Contract.

(c) Section 3.14(c) of Validus’ Disclosure Letter sets forth all contracts, agreements, notes, leases, licenses and other instruments between Validus and any of its affiliates or between two or more subsidiaries of Validus. Section 3.14(c) of IPC’s Disclosure Letter sets forth all contracts, agreements, notes, leases, licenses and other instruments between IPC and any of its affiliates or between two or more subsidiaries of IPC. Each Validus intercompany agreement or IPC intercompany agreement, as the case may be, to which any Insurance Entity is a party has been duly approved by each Governmental Entity whose approval is required therefor, except where the failure to obtain such approval has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

3.15 Employee Benefits and Executive Compensation.

(a) It has disclosed its Compensation and Benefits Plans in Section 3.15(a) of its Disclosure Letter and it has delivered or made available, to the extent requested, to the other party prior to the date of this Agreement correct and complete copies of, (i) each of its material Compensation and Benefit Plans (as defined in Section 8.13(a)), (ii) each applicable trust agreement or other funding arrangement for each such Compensation and Benefit Plan (including insurance contracts), and all amendments thereto, (iii) with respect to any such Compensation and Benefit Plan that is intended to be tax-qualified or tax-preferred under applicable Law, any applicable determination letter issued by the U.S. Internal Revenue Service and any other applicable determination document issued by any equivalent non- U.S. taxing or regulatory authority, in each case, confirming the tax-qualified or tax-preferred status of such Compensation and Benefit Plan, (iv) annual reports or returns, audited or unaudited financial statements, actuarial valuations and reports, and summary annual reports or other reports prepared for any Compensation and Benefit Plan with respect to the two most recently completed plan years, and (v) the most recent summary plan description for any Compensation and Benefit Plan and summary of any material modifications thereto.

(b) Each of its Compensation and Benefit Plans is in compliance with applicable Laws in all material respects and has been administered in all material respects in accordance with its terms. There are no actions, suits, investigations or claims pending, or to its knowledge, threatened or anticipated (other than routine claims for benefits) relating to any Compensation and Benefit Plan.

(c) Neither it nor any of its subsidiaries has any obligations for retiree health and retiree life benefits under any Compensation and Benefit Plan other than with respect to benefit coverage mandated by applicable Law. There has been no amendment to, announcement by it or any of its subsidiaries relating to, or change in employee participation in coverage under, any Compensation and Benefit Plan which would materially increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

(d) None of the execution and delivery of this Agreement, the shareholder approval of the transactions contemplated hereby, the termination of the employment of any of its or its subsidiaries’ employees within a specified time of the Effective Time or the consummation of the transactions contemplated hereby will

(i) result in any payment (including severance, golden parachute, or otherwise), whether or not in conjunction with a termination of employment, becoming due to any director or any employee of it or any of its subsidiaries from it or any of its subsidiaries under any Compensation and Benefit Plan or otherwise, other than by operation of Law, (ii) increase any benefits otherwise payable under any Compensation and Benefit Plan, (iii) result in any acceleration of the time of payment or vesting of any such benefit or funding (through a grantor trust or otherwise) of any such payment or benefit, (iv) limit or restrict the right of it to merge, amend or terminate any Compensation and Benefit Plan or any related trust, (v) cause a trust for any Compensation and Benefit Plan to be required to be funded, or (vi) result in payments under any Compensation and Benefit Plan which would not be deductible under Section 280G of the Code or any equivalent non-U.S. tax Law.

(e) Each of its Compensation and Benefit Plans that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the U.S. Internal Revenue Service and nothing has occurred that could reasonably be expected to cause the loss of such qualification. Neither it nor any of its subsidiaries has engaged in a transaction with respect to any Compensation and Benefit Plan that would subject it or any of its subsidiaries to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Neither it nor any of its subsidiaries (i) has an “obligation to contribute” (as defined in ERISA Section 4212) nor have they ever had an obligation to contribute to a “multiemployer plan” (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)) or (ii) maintains or contributes to, or has, within six years preceding the date of this Agreement, maintained or contributed to, an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code.

3.16 Labor Relations and Other Employment Matters.

(a) None of its or its subsidiaries’ employees are represented by any union with respect to their employment by it or its subsidiaries, and no labor organization or group of employees of it or any of its subsidiaries has made a pending demand for recognition or certification to it or any of its subsidiaries and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to its knowledge, threatened to be brought or filed with any labor relations tribunal or authority. Since January 1, 2007, neither it nor any of its subsidiaries has experienced any material labor disputes, union organization attempts or work stoppages, slowdowns or lockouts due to labor disagreements.

(b) (i) No unfair labor practice charges, grievances or complaints are pending or, to its knowledge, threatened against it or any of its subsidiaries, (ii) no employee of it at the officer level or above has given written notice to it or any of its subsidiaries that any such employee intends to terminate his or her employment with it or any of its subsidiaries, (iii) to its knowledge, no employee or former employee of it or any of its subsidiaries is in any respect in violation of any term of any employment contract, nondisclosure agreement (including any agreement relating of trade secrets or proprietary information) or non-competition agreement with it or any of its subsidiaries, and (iv) it and its subsidiaries have materially complied with all applicable Laws, contracts, policies, plans and programs relating to employment, employment practices, compensation, benefits, hours, terms and conditions of employment and the termination of employment.

(c) Each of its employees has all work permits, immigration permits, visas or other authorizations required by Law for such employee given the duties and nature of such employee’s employment and Section 3.16(c) of its Disclosure Letter sets forth a true and complete list of such work permits, immigration permits, visas or other authorizations currently held by its employees.

3.17 Intellectual Property.

(a) It and each of its subsidiaries has sufficient rights to use all of the Intellectual Property used in its and each of its subsidiaries’ respective businesses as presently conducted and as proposed to be conducted, all of which rights shall survive unchanged the consummation of the transactions contemplated by this Agreement. The Intellectual Property owned by it or its subsidiaries is (i) owned free and clear of any claim, lien or encumbrance (other than Permitted Encumbrances), and (ii) valid and subsisting, and is not subject to any outstanding order, judgment or decree adversely affecting its or its subsidiaries use thereof, or rights thereto.

(b) Section 3.17 of its Disclosure Letter sets forth a true list of (i) all registered trademarks and service marks, all trademark and service mark applications, and all domain names owned by it and/or its subsidiaries, (ii) all registered copyrights and copyright applications owned by it and/or its subsidiaries, and (iii) all patents and patent applications owned by it and/or its subsidiaries.

(c) Any underwriting model it has created or uses in its business that, among other things, assesses policy risk and premium (each an “Underwriting Model”) is based, in all material respects, on information that is confidential and/or proprietary to it (other than third-party vendor model information contained therein). It owns exclusively, free and clear of any claim, lien or encumbrance (other than Permitted Encumbrances), all of the proprietary information (including all Intellectual Property rights) upon which each Underwriting Model is based.

(d) All of the rights in the Intellectual Property created by its or any of its subsidiaries’ employees during the course of their employment, including any software developed to use the Underwriting Model, have been validly and irrevocably assigned to it.

(e) It and each of its subsidiaries has taken all reasonable measures to protect the confidentiality of all Trade Secrets (as hereinafter defined) that are owned, used or held by it or each of its subsidiaries, and to its knowledge, such Trade Secrets have not been used, disclosed to or discovered by any person except pursuant to valid and appropriate non-disclosure agreements which have not been breached.

(f) To its knowledge, neither it nor any of its subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of any third party during the five (5) year period immediately preceding the date of this Agreement. There is no litigation, opposition, cancellation, proceeding, reexamination, objection or claim pending, asserted or, to its knowledge, threatened against it or any of its subsidiaries concerning the ownership, validity, registerability, enforceability, infringement or use of, or licensed right to use, any Intellectual Property. To its knowledge, no valid basis exists for any such litigation, opposition, cancellation, proceeding, objection or claim. To its knowledge, no person is infringing, misappropriating or otherwise violating any of its or its subsidiaries’ rights in any Intellectual Property.

(g) It and its subsidiaries has each complied in all material respects with (i) all applicable Laws, rules and regulations regarding data protection and the privacy and security of personal information, and (ii) their respective privacy policies or commitments to their customers and consumers.

3.18 Properties.  Neither it nor any of its subsidiaries owns any real property. It or one of its subsidiaries has (a) a valid leasehold or sublease interest or other comparable contract right in the real property that it or any of its subsidiaries leases, subleases or otherwise occupies without owning and (b) good, valid and marketable title to, or has a valid leasehold, sublease interest or other comparable contract right in, the other tangible assets and properties necessary to the conduct of the business as currently conducted, except (i) as have been disposed of in the ordinary course of business, in each case free and clear of all encumbrances except for Permitted Encumbrances, or (ii) as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. It and its subsidiaries have complied in all material respects with the terms of all such leases, and to its knowledge, all such leases are in full force and effect.

3.19 Brokers or Finders.  Other than, in the case of IPC, J.P. Morgan Securities Inc. (“JP Morgan”) and, in the case of Validus, Greenhill & Co., LLC (“Greenhill”), no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee that is contingent on the consummation of any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of it or any of its subsidiaries.

3.20 Investment Advisor.  Neither it nor any of its subsidiaries conducts activities of or is required to be registered as an “investment advisor” as such term is defined in Section 2(a)(2) of the Investment Company Act of 1940. Neither it nor any of its subsidiaries is required to be registered as an “investment company” as defined under the Investment Company Act of 1940.

3.21 Opinion of Financial Advisor.

(a) In the case of IPC, the board of directors of IPC has received the opinion of its financial advisor, JP Morgan, dated the date of this Agreement, to the effect that, as of such date, the Consideration to be paid to the holders of IPC Common Shares pursuant to Section 2.1(a) is fair, from a financial point of view, to such holders (other than Validus and its affiliates).

(b) In the case of Validus, the board of directors of Validus has received the opinion of its financial advisor, Greenhill, dated July 8, 2009, to the effect that, as of such date, the Consideration to be paid pursuant to the Amalgamation is fair, from a financial point of view, to Validus.

3.22 Takeover Laws.  To its knowledge as of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition,” “interested shareholder” or other anti-takeover statute or regulation would reasonably be expected to restrict or prohibit this Agreement, the Amalgamation or the other transactions contemplated hereby by reason of it being a party to this Agreement, performing its obligations hereunder and consummating the Amalgamation and the other transactions contemplated hereby.

3.23 Termination of Max Agreement.  In the case of IPC, the Max Agreement was validly terminated by Max on June 12, 2009 in accordance with the terms thereof and, to the knowledge of IPC, IPC has no liability thereunder, other than the payment of the Max Termination Fee to the extent such termination fee may become due and payable under the terms of the Max Agreement.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

4.1 Covenants of Validus and IPC.  During the period from the date of this Agreement and continuing until the Effective Time, Validus and IPC agree as to themselves and their respective subsidiaries that, except as expressly contemplated or permitted by this Agreement, as required by applicable Law, as set forth in Section 4.1 of the Validus Disclosure Letter (in the case of Validus) or Section 4.1 of the IPC Disclosure Letter (in the case of IPC) or to the extent that IPC (in the case of Validus) or Validus (in the case of IPC) shall otherwise consent in writing, that it and its subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course of business consistent with past practice (including, for the avoidance of doubt, adhering to any operating guidelines and policies, whether or not written) and use commercially reasonable efforts to preserve intact their present business organizations, maintain their Permits and preserve their relationships with employees, investment advisers and managers, customers, policyholders, reinsureds, retrocedents, regulators, Agents, Administrators, lenders and financing providers and others having business dealings with them. Without limiting the generality of the foregoing, except as expressly required by applicable Law or as set forth in Section 4.1 of the Validus Disclosure Letter (in the case of Validus) or Section 4.1 of the IPC Disclosure Letter (in the case of IPC), Validus and IPC shall not, and shall not permit any of their respective subsidiaries, except as expressly noted in a subsection or clause that it is solely applicable to IPC and its subsidiaries, to:

(a) (i) declare or pay, or propose to declare or pay, any dividends on or make other distributions in respect of any of its share capital or warrants (whether in cash, shares or property or any combination thereof), except for (A) dividends paid by a direct or indirect wholly-owned subsidiary to it or its subsidiaries and (B) subject to Section 5.14, ordinary course quarterly dividends on its common shares or (in the case of Validus) warrants with record and payment dates consistent with past practice; provided that any such dividend shall be at a rate no greater than the rate paid by it during the fiscal quarter immediately preceding the date of this Agreement; provided, further that IPC may, prior to the Closing, declare and pay a one-time dividend to the holders of IPC Common Shares in an aggregate amount not to exceed any actual reduction occurring prior to the Closing (with any such reduction having been paid over to and received by IPC prior to the Closing) in the $50,000,000 termination fee contemplated by the Max Agreement (the “Max Termination Fee”), (ii) split, combine or reclassify, or propose to split, combine or reclassify, any of its share capital, or issue or authorize or propose the issuance or authorization of any other securities in respect of, in lieu of or in substitution for, shares of its share capital, or (iii) repurchase, redeem or otherwise acquire, propose to repurchase, redeem or otherwise acquire, any shares of its (or any of its subsidiaries’) share capital or any securities convertible into or exercisable for any shares of its (or any of its subsidiaries’) share capital, other than repurchases, redemptions or acquisitions by a wholly-owned subsidiary of share capital or such other securities, as the case may be, of another of its wholly-owned subsidiaries;

(b) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its (or any of its subsidiaries’) share capital of any class, any Voting Debt, any share appreciation rights or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares or Voting Debt, or enter into any agreement with respect to any of the foregoing, other than (i) the issuance of common shares required to be issued upon the exercise or settlement of share options or other equity related awards outstanding on the date hereof under the Validus Share Plans or the IPC Share Plans, as the case may be, or warrants (in the case of Validus), in each case, as in effect on the date hereof, (ii) issuances by a wholly-owned subsidiary of share capital or capital stock, as the case may be, to it or another of its wholly-owned subsidiary and (iii) the issuance of Validus Common Shares in connection with the consummation of this Agreement;

(c) amend or propose to amend its memorandum of association or bye-laws or equivalent organizational documents of any of its subsidiaries (except in accordance with the IPC Bye-Law Amendment) and shall not waive any requirement thereof (except, in the case of Validus and its subsidiaries, any amendment or waiver in connection with a transaction of the type described in Section 4.1(d) that would not reasonably be expected to be adverse in any material respect to persons who are shareholders of IPC immediately prior to the Effective Time);

(d) with respect to IPC and its subsidiaries only, (i) other than in connection with transactions related to its Investment Assets entered into in accordance with its Investment Policy or after obtaining the written consent of the other parties hereto (which consent shall not be unreasonably withheld or delayed), acquire or agree to acquire, by amalgamating, merging or consolidating with, by purchasing a substantial equity interest in or a substantial portion of the assets of, by forming a partnership or joint venture with, or by any other manner, any corporation, partnership, association or other business organization or division thereof, or any material assets, rights or properties or (ii) other than in connection with transactions related to its Investment Assets entered into in accordance with its Investment Policy or that results in the creation or incurrence of a Permitted Encumbrance, sell, lease, assign, transfer, license, encumber, abandon or otherwise dispose of, or agree to sell, lease, assign, transfer, license, encumber, abandon or otherwise dispose of, any of its assets, product lines, businesses, rights or properties (including capital stock of its subsidiaries and indebtedness of others held by it and its subsidiaries);

(e) other than any Validus Benefit Plan, as applicable, other than any IPC Benefit Plan, as applicable (which is subject to paragraph (k) below) or as contemplated by Section 6.2(f) or Section 6.3(f), as the case may be: amend, modify or terminate any Material Contract, or cancel, modify or waive any debts or claims held by it under, or waive any rights in connection with, any Material Contract, or enter into any contract or other agreement of any type, whether written or oral, that would have been a Material Contract had it been entered into prior to this Agreement;

(f) do or permit any of its subsidiaries, investments managers or advisers, or Agents or Administrators to do any of the following: (i) fail to comply with the Investment Policy, or amend, modify or otherwise change the Investment Policy in any material respect, except as may be required by (or, in its reasonable good faith judgment, advisable under) GAAP, Applicable SAP or any Governmental Entity or applicable Laws, (ii) enter into, purchase, sell, amend or modify any derivative other than in the ordinary course of business consistent with past practice and its Investment Policy or (iii) voluntarily forfeit, abandon, modify, waive, terminate or otherwise change any of its material Permits;

(g) take any action with the actual knowledge and intent that it would result in any of the conditions to the Amalgamation set forth in ARTICLE VI not being satisfied or take any action that would materially adversely affect the ability of the parties to obtain any of the Requisite Regulatory Approvals

(as defined in Section 6.1(c)) without imposition of a condition or restriction of the type referred to in Section 6.2(d) or Section 6.3(d), as the case may be);

(h) (i) except as disclosed in any of its SEC Documents filed prior to the date of this Agreement, change its methods of accounting in effect at December 31, 2008, except as required by changes in applicable Laws, GAAP or Applicable SAP as concurred to by its independent auditors, (ii) make, change or revoke any material Tax election, file any amended Tax Return, settle any Tax claim, audit, action, suit, proceeding, examination or investigation or change its method of tax accounting (except, with respect to any amended Tax Return or any change in tax accounting method, as required by changes in applicable Law (or any Taxing Authority’s interpretation thereof)), in each case, if such action would have the effect of increasing any of its Tax liabilities by an amount that is material or (iii) alter or amend in any material respect its Investment Policy or any existing underwriting, claim handling, loss control, investment, actuarial or financial reporting practices, methods, guidelines or policies or any material assumption underlying an actuarial policy or practice (including compliance policies), except as may be required by (or, in its reasonable good faith judgment, advisable under) GAAP, Applicable SAP or any Governmental Entity or applicable Laws;

(i) adopt any plan of complete or partial liquidation or dissolution, restructuring, recapitalization or reorganization;

(j) settle or compromise any Legal Proceedings other than settlements or compromises of Legal Proceedings (i) where the amount paid (less the amount reserved for such matters by it in the latest audited balance sheet included in its SEC Documents and any insurance coverage applicable thereto) in settlement or compromise, in each case, does not exceed $1,000,000 and such settlement or compromise only involves monetary and/or disclosure-based relief or (ii) arising from ordinary course claims for insurance under contracts of insurance or reinsurance issued by one of its subsidiaries;

(k) with respect to IPC and its subsidiaries only, (i) enter into, adopt, amend or terminate any IPC Benefit Plan, as the case may be, or any other employee benefit plan or any agreement, arrangement, plan or policy between it or one of its subsidiaries and one or more of its employees, directors or officers other than as required by this Agreement or in the ordinary course of business consistent with past practice, (ii) except as required by any IPC Benefit Plan, as the case may be, as in effect as of the date hereof, increase in any manner the compensation or fringe benefits of any director, officer, employee, independent contractor or consultant or pay any benefit not required by any IPC Benefit Plan, as the case may be, as in effect as of the date hereof or enter into any contract, agreement, commitment or arrangement to do any of the foregoing, except for normal payments, awards and increases to employees who are not directors or officers in the ordinary course of business consistent with past practice, or (iii) enter into or renew any contract, agreement, commitment or arrangement (other than a renewal occurring in accordance with the terms of a IPC Benefit Plan, as the case may be) providing for the payment to any director, officer, employee, independent contractor or consultant of compensation or benefits contingent, or the terms of which are materially altered, upon the occurrence of any of the transactions contemplated by this Agreement;

(l) incur, create or assume any indebtedness for borrowed money (or modify any of the material terms of any such outstanding indebtedness), including by way of an intercompany loan to it, guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of it or any of its subsidiaries or guarantee any debt securities of others, other than (i) in replacement of existing or maturing debt, (ii) in connection with amending existing indebtedness agreements in connection with the Amalgamation and the other transactions contemplated hereby, (iii) in the ordinary course of the insurance or reinsurance business and (iv) draw-downs pursuant to existing credit facilities and letters of credit;

(m) grant, extend, amend, waive or modify any material rights in or to, nor sell, assign, lease, transfer, license, let lapse, abandon, cancel or otherwise dispose of, any material Intellectual Property rights (except, in the case of Validus and its subsidiaries, in connection with a transaction of the type described in Section 4.1(d));

(n) with respect to Validus and its subsidiaries only, enter into, adopt, amend or terminate any Validus Benefit Plan, as the case may be, or any other employee benefit plan or any agreement, arrangement, plan or policy between it or one of its subsidiaries and one or more of its employees, directors or officers, except, in any case, as will not result in a payment to any employee, director or officer of compensation or benefits in a material amount contingent, or the terms of which are materially altered, upon the occurrence of any of the transactions contemplated by this Agreement; or

(o) agree to, or make any commitment to, take, or authorize, any of the actions prohibited by this Section 4.1.

4.2 Financing.  In the event that Validus determines in its reasonable discretion that it is desirable to obtain new credit facilities and/or amend or obtain waivers under any of the parties’ existing credit facilities (any such new and/or amended or waived credit facilities, ‘‘Replacement Financing”) in connection with the Amalgamation and the other transactions contemplated hereby, then the parties shall, and shall cause each of their respective subsidiaries to, use commercially reasonable efforts to cooperate with each other and to cause their respective directors, officers, employees, agents and representatives to cooperate in connection with the arrangement and consummation of Replacement Financing, including with respect to the giving (effective as of the Effective Time) of any mutually acceptable guarantees required by the lenders in connection therewith and, in the case of IPC, taking such actions as are reasonably requested by Validus; provided that (i) such requested cooperation does not unreasonably interfere with the ongoing operations of a party and its subsidiaries prior to the Effective Time, (ii) no party or any of its subsidiaries shall be required to incur any liability under Replacement Financing prior to the Effective Time unless contingent upon the occurrence of the Closing and not material to Validus and its subsidiaries (after giving effect to the Amalgamation), and (iii) IPC and Validus shall be responsible for their respective costs and expenses incurred in connection with such cooperation. For the avoidance of doubt, no failure of Validus to obtain Replacement Financing shall be deemed in and of itself to be a failure of the conditions set forth in Article VI of this Agreement, including Section 6.2(f) or Section 6.3(f) of this Agreement.

4.3 Bermuda Required Actions.  Prior to the Closing, (a) IPC shall (i) procure that the statutory declaration required by Section 108(3) of the Companies Act is duly sworn by one of its officers; (ii) prepare a duly certified copy of the IPC shareholder resolutions evidencing the Required IPC Vote and deliver such documents to Validus; and (b) Amalgamation Sub shall (and Validus, as the sole shareholder of Amalgamation Sub shall cause Amalgamation Sub to) (i) procure that the statutory declarations required by Section 108(3) of the Companies Act is duly sworn by one of Amalgamation Sub’s officers; (ii) prepare a duly certified copy of the shareholder resolutions evidencing the approval of Validus, as the sole shareholder of the Amalgamation Sub, of the Amalgamation; and (iii) prepare a notice advising the Registrar of the registered office of the Amalgamated Company.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Preparation of Joint Proxy/Prospectus; Shareholders Meetings.

(a) As promptly as reasonably practicable following the date hereof, IPC and Validus shall cooperate in preparing and shall cause to be filed with the SEC a mutually acceptable joint proxy statement/prospectus relating to the matters to be submitted to the shareholders of Validus at the Validus Shareholders Meeting and to the shareholders of IPC at the IPC Shareholders Meeting (such joint proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), and Validus shall prepare, together with IPC, and file with the SEC a registration statement on Form S-4 (of which the Joint Proxy Statement/Prospectus shall form a part) with respect to the issuance of Validus Common Shares in the Amalgamation (such Form S-4, and any amendments or supplements thereto, the “Form S-4”). Each of IPC and Validus shall take all actions reasonably necessary to prepare and file the Joint Proxy Statement/Prospectus and the Form S-4 no later than 30 days following the date of this Agreement. In addition, each of IPC and Validus shall:

(i) use commercially reasonable efforts to respond to comments received from the SEC on the Joint Proxy Statement/Prospectus and to have the Form S-4 declared effective by the SEC, to keep the Form S-4 effective as long as is necessary to consummate the Amalgamation and the other transactions contemplated hereby, and to mail the Joint Proxy Statement/Prospectus to their respective shareholders as promptly as practicable after the Form S-4 is declared effective. IPC and Validus shall, on the same day of receipt thereof (and if not possible, as promptly as practicable after receipt thereof), provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Joint Proxy Statement/Prospectus or the Form S-4 received from the SEC on or after the date of this Agreement;

(ii) cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement/Prospectus and the Form S-4 prior to filing such with the SEC with respect to the filings made on or after the date of this Agreement, and each party will provide the other party with a copy of all such filings made with the SEC. None of the information supplied or to be supplied by Validus or IPC for inclusion or incorporation by reference in the (A) Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (B) the Joint Proxy Statement/Prospectus will, at the date of mailing to shareholders and at the times of the meetings of shareholders to be held in connection with the Amalgamation, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that, in each case of (A) and (B), neither party shall be responsible or liable for any statements made or incorporated by reference therein based on information supplied by the other party for inclusion or incorporation by reference therein;

(iii) cause the Joint Proxy Statement/Prospectus and the Form S-4 to comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC thereunder, except that no representation or warranty shall be made by either such party with respect to statements made or incorporated by reference therein based on information supplied by the other party for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus or the Form S-4. IPC and Validus shall make any necessary filings with respect to the Amalgamation under the Securities Act and the Exchange Act and the rules and regulations thereunder;

(iv) use commercially reasonable efforts to take any action required to be taken under any applicable securities Laws in connection with the Amalgamation and each party shall furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action;

(v) advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Validus Common Shares issuable in connection with the Amalgamation for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4; and

(vi) promptly notify the other party if at any time prior to the Effective Time it discovers any information relating to either of the parties, or their respective affiliates, officers or directors, which should be set forth in an amendment or supplement to either the Joint Proxy Statement/Prospectus or the Form S-4 so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the shareholders of Validus and IPC, to the extent required by Law.

(b) Validus shall take all action necessary to call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable for the purpose of obtaining the Required Validus Vote (the “Validus Shareholders Meeting”), and in any event within 45 days, following the date upon which the Form S-4 becomes effective. Subject to Section 5.4, (i) Validus shall use commercially reasonable efforts to solicit and secure the Required Validus Vote in accordance with applicable legal requirements and (ii) the board of directors of Validus shall include the Validus Recommendation in the Joint Proxy Statement/Prospectus.

(c) IPC shall take all action necessary to call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable for the purpose of obtaining the Required IPC Vote (the “IPC Shareholders Meeting”), and in any event within 45 days, following the date upon which the Form S-4 becomes effective. Subject to Section 5.4, (i) IPC shall use commercially reasonable efforts to solicit and secure the Required IPC Vote in accordance with applicable legal requirements and (ii) the board of directors of IPC shall include the IPC Recommendation in the Joint Proxy Statement/Prospectus.

(d) Validus and IPC shall coordinate and each shall use its commercially reasonable efforts to cause the Validus Shareholders Meeting and the IPC Shareholders Meeting to be held on the same date.

(e) Validus and IPC may determine, after consultation with each other, that Validus shall file a proxy statement for the Validus Shareholders Meeting and Validus and IPC shall file a combined proxy statement/prospectus for the IPC Shareholders Meeting rather than the Joint Proxy Statement/Prospectus, in which case each of the references in this Agreement to the Joint Proxy Statement/Prospectus shall refer to the proxy statement for the Validus Shareholders Meeting and the combined proxy/statement prospectus for the IPC Shareholders Meeting which all necessary changes being made.

5.2 Access to Information; Confidentiality.

(a) Upon reasonable notice, each of Validus and IPC shall (and shall cause each of its subsidiaries to) (i) afford to the officers, employees, accountants, counsel, financial advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, records and officers and (ii) during such period, make available all other information concerning its business, properties and personnel, in each case, as such other party may reasonably request. Notwithstanding anything in this Section 5.2 or Section 5.3 to the contrary, neither party nor any of its subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize any legally recognized privilege applicable to such information or violate or contravene any applicable Laws or binding agreement entered into prior to the date of this Agreement (including any Laws relating to privacy). The parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply, including adopting additional specific procedures to protect the confidentiality of certain sensitive material and to ensure compliance with applicable Law, and, if necessary, restricting review of certain sensitive material to the receiving party’s financial advisors or outside legal counsel. No information or knowledge obtained in any investigation pursuant to this Section 5.2 shall affect or be deemed to modify any representation or warranty made by any party hereunder.

(b) The parties will hold any such information in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement, dated June 14, 2009, between Validus and IPC (the ‘‘Confidentiality Agreement”), which Confidentiality Agreement will remain in full force and effect as provided under Section 8.5 up to and until the Closing. The parties also agree that the Confidentiality Agreement shall terminate immediately upon the Closing.

5.3 Commercially Reasonable Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will cooperate and consult with the other party with respect to, and will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate the Amalgamation and the other transactions contemplated by this Agreement as promptly as practicable after the date hereof, including preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, filings and other documents and to obtain as promptly as practicable all Requisite Regulatory Approvals and all other consents, waivers, licenses, registrations, orders, approvals, permits, rulings, requests, authorizations and clearances necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Amalgamation or any of the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each party will use its commercially reasonable efforts to obtain all amendments or waivers under Validus’ credit facilities listed on Section 6.3(f) of the Validus Disclosure Letter, in each case to the extent necessary to permit the Amalgamation and the other transactions contemplated hereby and as promptly as practicable following the execution of this Agreement; provided that notwithstanding anything to the contrary in this Section 5.3(a) and subject to Section 4.2, Validus may cause the parties to seek and obtain Replacement Financing for one or more of IPC’s or Validus’ credit facilities (the “Existing Facilities”).

(b) In furtherance and not in limitation of Section 5.3(a), to the extent permissible under applicable Laws, each party shall, in connection with the above referenced efforts to obtain all Requisite Regulatory Approvals and any other requisite approvals, clearances and authorizations for the transactions contemplated hereby under applicable Laws or any approval of a Governmental Entity, use its commercially reasonable efforts to (i) supply as promptly as practicable any additional information and documentary material that may be requested pursuant to applicable Laws or by any Governmental Entity and to use commercially reasonable efforts to cause the expiration or termination of the applicable waiting periods and the receipt of all such consents, waivers, licenses, registrations, orders, approvals, permits, rulings, requests, authorizations and clearances under applicable Laws or from such Governmental Entities as soon as practicable, (ii) cooperate in all respects with the other party in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by any private party, (iii) keep the other party apprised of the status of matters relating to completion of the transactions contemplated hereby and promptly inform the other party of (and upon reasonable request provide copies of) any communication received by such party from, or given by such party to, any Governmental Entity and of any material communication received or given in connection with any proceeding by any private party, in each case regarding any other transactions contemplated hereby, (iv) permit the other parties, or the other parties’ legal counsel, to review prior to its submission any communication given by it to any Governmental Entity or, in connection with any proceeding by any private party, with any other person, (v) consult with the other party in advance of any meeting, conference, conference call, discussion or communication with, any such Governmental Entity or, in connection with any proceeding by any private party, with any other person and (vi) to the extent permitted by such Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings, conferences, conference calls, discussions and communications.

(c) Notwithstanding the foregoing or anything in this Agreement to the contrary, none of IPC (and its subsidiaries) or Validus (and its subsidiaries) may, without the prior written consent of the other party, (i) consent to, take or agree or commit to take, any action for the purpose of obtaining the Requisite Regulatory Approvals or (ii) consent to or agree to any restriction or limitation for the purpose of obtaining the Requisite Regulatory Approvals (including with respect to divesting, selling, licensing, transferring, holding separate or otherwise disposing of any business or assets or conducting its (or its subsidiaries’) business in any specified manner), in each case, which would be effective prior to the Effective Time or which would, after the Effective Time, not be immaterial to Validus and its subsidiaries taken together (after giving effect to the Amalgamation).

(d) In connection with and without limiting the foregoing, Validus and IPC shall (i) take all reasonable actions necessary to ensure that no takeover statute or similar statute or regulation is or becomes applicable to the Amalgamation, this Agreement, or any of the other transactions contemplated by this Agreement and (ii) if any takeover statute or similar statute or regulation becomes applicable to the Amalgamation, this Agreement, or any other transaction contemplated by this Agreement, use their respective commercially reasonable efforts to ensure that the Amalgamation and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Amalgamation and the other transactions contemplated by this Agreement.

(e) Subject to receipt of the Required IPC Vote, IPC shall take such actions as are necessary to amend its bye-laws to reflect the IPC Bye-Law Amendment.

5.4 No Change in Recommendation.

(a) The board of directors of Validus shall not withhold, withdraw, qualify or modify (including by amendment or supplement to the Joint Proxy Statement/Prospectus), in any manner adverse to IPC, the Validus Recommendation, or publicly propose to, or publicly announce that its board of directors has resolved to take any such action (any of the foregoing, with respect to the Validus Recommendation, a “Change in Validus Recommendation”). The board of directors of IPC shall not withhold, withdraw, qualify or modify (including by amendment or supplement to the Joint Proxy Statement/Prospectus), in any manner adverse to Validus, the IPC Recommendation, or publicly propose to, or publicly announce that its board of directors has resolved to take any such action (any of the foregoing, with respect to the IPC Recommendation, a “Change in IPC Recommendation”).

(b) Notwithstanding anything in this Agreement to the contrary, at any time prior to obtaining the Required Validus Vote, in the case of Validus, or the Required IPC Vote, in the case of IPC, the board of directors of Validus or IPC, as the case may be, may withhold, withdraw, qualify or modify (or publicly announce that its board of directors has resolved to take any such action) the Validus Recommendation, in the case of Validus, or the IPC Recommendation, in the case of IPC, other than, with respect to IPC only, in connection with an Acquisition Proposal (as defined in Section 5.5(a)) (for the avoidance of doubt, the conditions under which IPC may make a Change of IPC Recommendation as a result of an Acquisition Proposal are as set forth in Section 5.5 (it being acknowledged that Validus is not required to comply with any provision of Section 5.5 in order to make a Change of Validus Recommendation that is related, directly or indirectly, to an Acquisition Proposal in respect of Validus or any of its subsidiaries)), if the board of directors of Validus or IPC, as the case may be, after consultation with its outside legal counsel and financial advisors, concludes in good faith that such action is reasonably likely to be required in order for the relevant directors to comply with such directors’ fiduciary duties under applicable Law; provided that no Change in Validus Recommendation or Change in IPC Recommendation, as the case may be, may be made unless the party seeking to make such Change in Validus Recommendation or Change in IPC Recommendation, as the case may be, (i) has not breached in any material respect its obligations under this Section 5.4, and (ii) has provided a written notice to the other party advising it of its intention to make a Change in Validus Recommendation or a Change in IPC Recommendation, as the case may be, and such other party does not, within five business days following its receipt of such notice, agree to make adjustments in the terms and conditions of this Agreement which obviate the need for the Change in Validus Recommendation or the Change in IPC Recommendation, as the case may be, as determined in good faith by the board of directors of Validus or IPC, as the case may be, after consultation with its outside legal counsel and financial advisors (provided that, during such five business day period, the party seeking to make such Change in Validus Recommendation or Change in IPC Recommendation, as the case may be, shall, and shall cause its outside legal counsel and its financial advisors to, negotiate in good faith with the other party (to the extent the other party desires to negotiate) with respect to any proposed adjustments to the terms and conditions of this Agreement). Notwithstanding the foregoing or the proviso to Section 5.5(a), nothing contained herein or in Section 5.5 shall be deemed to relieve either of Validus or IPC of its obligation(s) under Section 5.1 to submit matters to obtain the Required Validus Vote at the Validus Shareholders Meeting or the Required IPC Vote at the IPC Shareholders Meeting, as the case may be; provided, however, that if the board of directors of Validus (in the case of a Change in Validus Recommendation) or IPC (in the case of a Change in IPC Recommendation) shall have effected a Change in Validus Recommendation or a Change in IPC Recommendation, as the case may be, then in submitting such matters to the applicable shareholders meeting, the applicable board of directors may submit such matters without recommendation, in which event the applicable board of directors shall communicate the basis for its lack of a recommendation to the applicable shareholders in the Joint Proxy Statement/Prospectus or an appropriate amendment or supplement thereto to the extent it determines after consultation with its outside legal counsel, that such action is compelled by applicable Law.

5.5 Acquisition Proposals.

(a) IPC agrees that neither it nor any of its subsidiaries nor any of the officers and directors of it or its subsidiaries shall, and that it shall cause (and use commercially reasonable efforts to instruct) its and its subsidiaries’ employees, agents, representatives and advisors (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, directly or indirectly:

(i) initiate, solicit, encourage or facilitate (including by providing information) any effort or attempt to make or implement any proposal or offer with respect to, or a transaction to effect, an amalgamation, merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it or any of its subsidiaries or any purchase or sale of 10% or more of the consolidated assets (including stock of its subsidiaries) of it and its subsidiaries, taken as a whole, or any purchase or sale of, or tender or exchange offer for, its voting securities that, if consummated, would result in any person (or the shareholders of such person) beneficially owning securities representing 10% or more of its total voting power (or of the surviving entity in such transaction) or the voting power of any of its subsidiaries (any such proposal, offer or transaction (other than a proposal or offer made by Validus) being hereinafter referred to as an “Acquisition Proposal”);

(ii) have, participate or otherwise engage in any discussions or negotiations with or provide any confidential information or data to any person relating to an Acquisition Proposal;

(iii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or submit to the vote of its shareholders any Acquisition Proposal prior to the termination of this Agreement; or

(iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, amalgamation agreement, asset purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal; provided that IPC, its officers and directors, any of its subsidiaries and any of the officers and directors of its subsidiaries may, and IPC and its subsidiaries may cause their respective employees, agents, representatives and advisors (including any investment banker, attorney or accountant retained by it or any of its subsidiaries), to, directly or indirectly, if the board of directors of IPC, after consultation with its outside legal counsel and financial advisors, concludes in good faith that such action is reasonably likely to be required in order for the directors to comply with their fiduciary duties under applicable Law and so long as IPC, its officers and directors, its subsidiaries and its officers and directors and their respective employees, agents, representatives and advisors (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) shall have complied with Section 5.5(c), participate or otherwise engage in discussions or negotiations with or furnish confidential information or data to persons relating to an Acquisition Proposal; provided, further that (A) prior to participating or otherwise engaging in any such discussions or negotiations or furnishing such confidential information or data IPC has entered into a confidentiality agreement with such person on terms not less restrictive in the aggregate to such person than the provisions of the Confidentiality Agreement are to Validus and its subsidiaries and their respective personnel and representatives and (B) all such information or data has previously been provided or made available to Validus or its representatives or is provided or made available to Validus or its representatives prior to or substantially concurrent with the time it is provided to such person.

(b) IPC agrees that, subject to Section 5.5(d), it shall, and shall cause its subsidiaries and its and their respective officers, directors, employees, agents, representatives and advisors to, cease immediately and terminate any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal, and (ii) it shall not, and shall not permit any of its subsidiaries to, release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its subsidiaries is a party with respect to any Acquisition Proposal. IPC agrees that it shall use its commercially reasonable efforts to promptly inform its and its subsidiaries’ respective directors, officers, employees, agents, representatives and advisors of the obligations undertaken in this Section 5.5. IPC also agrees that it will promptly request each third party that has executed a confidentiality agreement prior to the date of this Agreement (other than any third party listed in Section 5.5(b) of the IPC Disclosure Letter) in connection with such third party’s consideration of a transaction involving IPC or any of its subsidiaries (or any portion thereof) to return or destroy all confidential information heretofore furnished to such third party or its representatives by or on behalf of IPC or any of its subsidiaries.

(c) IPC shall promptly notify Validus of any (i) Acquisition Proposal, (ii) request for information that could reasonably be expected to be related to an Acquisition Proposal received by it, any of its subsidiaries or any of their respective directors, officers, employees, agents, representatives or advisors (including any investment bankers, attorneys or accountants), and (iii) request that could reasonably be expected to be related to an Acquisition Proposal for discussions with or negotiations by, it, any of its subsidiaries or any of their respective directors, officers, employees, agents, representatives or advisors (including any investment bankers, attorneys or accountants), indicating, in connection with such notice, the identity of the person making such Acquisition Proposal or request and the material terms and conditions thereof (including a copy thereof and any related available documentation and correspondence), and in any event IPC shall provide written notice to Validus of any Acquisition Proposal, request for information or request for such discussions or negotiations within 24 hours of such event. IPC will (A) inform the person making such Acquisition Proposal, request for information or request for discussions or negotiations of its obligations under this Agreement and (B) keep Validus reasonably informed on a reasonably current basis of the terms of any such Acquisition Proposal or request for information or request for discussions or negotiations (including whether such Acquisition Proposal or request for information or request for discussions or negotiations is withdrawn and any material change to the terms thereof).

(d) Notwithstanding anything in this Agreement to the contrary, if, at any time prior to obtaining the Required IPC Vote, the board of directors of IPC concludes that a bona fide written Acquisition Proposal that did not result from a breach of this Section 5.5 could be reasonably likely to constitute a Superior Proposal (after giving effect to all the adjustments to this Agreement which may be offered by Validus prior to or during the Notice Period), the board of directors of IPC may make a Change in IPC Recommendation; provided that the board of directors of IPC may not make a Change in IPC Recommendation unless (i) IPC has provided a written notice to Validus (a “Notice of Superior Proposal”) advising Validus that it has received an Acquisition Proposal that could be reasonably likely to constitute a Superior Proposal and specifying the identity of the person making such Acquisition Proposal and the material terms thereof (including a copy thereof and any related available documentation and correspondence) and (ii) Validus does not, within five business days following its receipt of the Notice of Superior Proposal (the “Notice Period”), make an offer that, as determined in good faith by the board of directors of IPC after consultation with its outside legal counsel and financial advisors, results in the applicable Acquisition Proposal no longer being a Superior Proposal (provided that, during the Notice Period, IPC shall, and shall cause its outside legal counsel and its financial advisors to, negotiate in good faith with Validus (to the extent Validus desires to negotiate) with respect to such proposal). The parties understand and agree that to comply with this Section 5.5(d) any revisions to the terms of such Superior Proposal which, individually or in the aggregate, would be material when considering such Superior Proposal in its totality, shall require IPC to deliver to Validus a new Notice of Superior Proposal and the commencement of a new Notice Period.

(e) Nothing contained in this Section 5.5 shall prohibit IPC from (i) complying with Rule 14d-9 or 14e-2 promulgated under the Exchange Act to the extent applicable with regard to an Acquisition Proposal (provided that, in the case of an Acquisition Proposal made by way of a tender offer or exchange offer, any failure by IPC or its board of directors to recommend that the shareholders of IPC reject such offer within the time period specified in Rule 14e-2(a) shall be deemed to be a Change in IPC Recommendation), or making any legally required disclosure to its shareholders with regard to an Acquisition Proposal (provided that any disclosure (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) made pursuant to Rule 14d-9 or 14e-2(a) shall be deemed to be a Change in IPC Recommendation unless the board of directors of IPC expressly reaffirms its recommendation to its shareholders in favor of approval of this Agreement and the transactions contemplated hereby) or (ii) informing any person of the existence of the provisions contained in this Section 5.5.

(f) ‘‘Superior Proposal”  means a bona fide unsolicited written Acquisition Proposal from any person (other than Validus or its subsidiaries) that did not result from a breach by IPC of this Section 5.5, which the board of directors of IPC concludes in good faith, after consultation with its outside legal counsel and its financial advisors (taking into account the legal, financial, regulatory, timing and other aspects of the Acquisition Proposal and the person making the Acquisition Proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation)), is in the long-term best interests of IPC including its shareholders, employees, communities and other stakeholders, taking into account the long-term strategic prospects and other benefits of the transactions contemplated by this Agreement, and (i) is more favorable to IPC, its shareholders and other constituencies than the transactions contemplated by this Agreement (after giving effect to all adjustments to this Agreement which may be offered by Validus under Section 5.5(d) in response to such Acquisition Proposal), (ii) is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals and otherwise reasonably capable of being completed on the terms proposed and (iii) that could be reasonably likely to require the board of directors of IPC to make a Change in IPC Recommendation in order to comply with its directors’ fiduciary duties under applicable Law; provided that, for purposes of this definition of “Superior Proposal,” the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.5(a)(i), except that the reference to “10% or more of its voting power or the voting power of any of its subsidiaries” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50% or more of its total voting power or the voting power of any of its subsidiaries” and the reference to “10% or more of the consolidated assets” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “all or substantially all of the consolidated assets.”

(g) The parties acknowledge and agree that Validus shall not be subject to the terms of this Section 5.5.

5.6 Section 16 Matters.  Prior to the Effective Time, each of Validus and IPC shall use its commercially reasonable efforts to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of IPC Common Shares or acquisitions of Validus Common Shares (including, in each case, derivative securities) resulting from the transactions contemplated hereby by each director or officer of IPC who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to IPC.

5.7 Fees and Expenses.  Whether or not the Amalgamation is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, except as otherwise expressly provided herein, and except that expenses incurred in connection with filing, printing and mailing the IPC Proxy, the Prospectus and the Form S-4 shall be shared equally by IPC and Validus.

5.8 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Validus shall cause the Amalgamated Company to, to the fullest extent permitted by applicable Law (and, in the case of former officers and directors, to the extent permitted by the bye-laws of IPC and the Amalgamated Company prior to the Closing), indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director or officer of IPC (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of IPC or any of its respective subsidiaries, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by IPC or any of its respective subsidiaries pursuant to the relevant entity’s memorandum of association, bye-laws and indemnification agreements and resolutions, if any, in existence on the date hereof. Except as required by applicable Law, and until such time as the period under which a claim against any Indemnified Party with respect to any acts or omissions by any such Indemnified Party occurring at or prior to the Effective Time shall have expired, Validus shall not, and shall not permit any of its subsidiaries to, amend or eliminate the indemnification or advancement provisions of the bye-laws of the Amalgamated Company in any manner adverse to the Indemnified Parties.

(b) For a period of six years after the Effective Time, Validus shall purchase as of the Effective Time, a tail policy to the existing directors’ and officers’ liability insurance maintained by IPC with respect to claims arising from facts or events which occurred at or prior to the Effective Time, and which tail policy shall contain substantially the same coverage and amounts as, and contain terms and conditions no less advantageous than the coverage provided by the existing policy of IPC as of the date of this Agreement; provided, however, that in no event shall Validus be required to expend for the entire tail policy, in excess of 350% of the annual premium currently provided by IPC for its existing policy of directors’ and officers’ liability insurance; and provided further that, if the premium of such insurance coverage exceeds such amount, Validus shall be obliged to obtain a policy with the greatest coverage available for a cost not to exceed such amount. At the request of Validus, IPC shall cooperate with Validus to obtain such a tail policy effective as of the Effective Time.

(c) In the event that Validus or the Amalgamated Company or any of its successors or assigns (i) consolidates or amalgamates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or amalgamation or (ii) transfers or conveys all or substantially all of its properties and assets to any person (including by dissolution), then, and in each such case, Validus shall cause proper provision to be made so that the successors and assigns of Validus or the Amalgamated Company assume and honor the obligations set forth in this Section 5.8.

(d) The provisions of Sections 5.8(a) through (c): (i) are intended to be for the benefit of, and shall be enforceable by, each director of IPC as of the date of this Agreement and each other Indemnified Party, his or her heirs and legal representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Each of the directors of IPC as of the date of this Agreement shall, at any time prior to 10 business days prior to the Closing Date, have the right to be bound as a counterparty solely in regard to this Section 5.8 by executing and delivering to each of Validus, Amalgamation Sub and IPC a counterpart signature page hereto.

(e) IPC shall use commercially reasonable efforts to obtain a pro rata refund (on an annualized basis taking into account the remaining period of the policy term) of the $1,156,000 premium paid by IPC on June 30, 2009, in connection with the renewal of its annual directors’ and officers’ liability insurance coverage for the period July 2009 through July 2010.

5.9 Public Announcements.  The parties may issue separate press releases regarding the Amalgamation following the execution of this Agreement; provided that each party shall provide the other party with an opportunity to review such press release in advance of its dissemination. Thereafter, each of Validus and IPC shall, except as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of NASDAQ or the NYSE, as applicable, or by request of any Governmental Entity, consult with the other party before issuing any press release or otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby; provided, however, that this consultation obligation shall not apply to any press release or other public statement relating to any actual or contemplated litigation between the parties to this Agreement.

5.10 Additional Agreements.  In case any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Amalgamated Company with full title to all properties, assets, rights, approvals, permits, authorizations, immunities and franchises of IPC and its subsidiaries, the parties shall use commercially reasonable efforts to cause their respective officers and directors to take all such necessary action.

5.11 Shareholder Litigation.  IPC shall give Validus the reasonable opportunity to participate in the defense of any shareholder litigation against IPC or its directors or officers relating to this Agreement and the transactions contemplated hereby.

5.12 Employee Benefits.

(a) [Reserved].

(b) As of the Closing Date, Validus shall, or shall cause one of its subsidiaries to, continue to employ each person employed by Validus or IPC or any of their respective subsidiaries as of the Closing Date (such employees, collectively, the “Employees”). Except as expressly provided below, nothing contained herein shall restrict Validus in the future in the exercise of its independent, good-faith business judgment as to the terms and conditions under which such employment shall continue, the duration of such employment, the basis on which such employment is terminated or the benefits provided to any Employee.

(c) For a period of not less than one year following the Closing Date, Validus shall (or shall cause its subsidiaries to) make available to the Employees that immediately prior to the Closing were employed by IPC, employee benefits and compensation opportunities (including salary, wages and bonus opportunity) substantially comparable in the aggregate to the employee benefits and compensation opportunities in effect for IPC employees immediately prior to the Closing.

(d) Validus and its subsidiaries shall ensure that any Compensation and Benefit Plan in which the Employees are eligible to participate after the Closing Date shall take into account for purposes of eligibility and vesting thereunder, except for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits, service by the Employees with IPC and any of its subsidiaries prior to the Closing Date, to the same extent such service was credited prior to the Closing Date under a comparable Compensation and Benefit Plan of IPC.

(e) From and after the Closing Date, Validus shall honor all IPC Benefit Plans, in accordance with their terms as in effect immediately prior to the Closing Date; provided that nothing herein shall limit the right of Validus to amend or terminate any such plan in accordance with its terms.

(f) Prior to the Closing Date, IPC may adopt a severance benefit plan in accordance with the terms set forth in Section 5.12(f) of the IPC Disclosure Letter.

(g) Each of Validus and IPC acknowledges and agrees that each Employee who holds currently outstanding Performance Share Units shall (i) fully vest in such units on the date of their termination of employment for any reason, except a termination for “cause” (as defined in the IPC Holdings, Ltd. 2007 Incentive Plan), provided that such termination occurs within 12 months of the Closing Date, and (ii) be paid out within three (3) business days after any such termination (or, if payment at such time would result in the Employee being subject to additional tax under Section 409A of the Code, the payment will be delayed until six (6) months after such termination (or earlier death or disability within the meaning of Section 409A of the Code)).

(h) Each of Validus and IPC acknowledges and agrees that on the Closing Date a “change in control” will occur under the IPC Benefit Plans and IPC Share Plans listed on Section 5.12(h) of the IPC Disclosure Letter.

(i) Notwithstanding the foregoing, nothing herein shall (i) be treated as an amendment of any Compensation and Benefit Plan or (ii) give any third party any right to enforce the provisions of this Section 5.12.

5.13 Listing and Delisting; Reservation for Issuance.  Validus shall use its commercially reasonable efforts to cause all the following shares to be approved for listing and quotation on the NYSE, subject to official notice of issuance, no later than the Closing Date: (i) all Validus Common Shares to be issued in the Amalgamation to IPC shareholders and (ii) all Validus Common Shares to be reserved for issuance upon exercise or vesting of the IPC Share Options or IPC Other Awards (collectively, the “Listed Validus Common Shares”). Validus shall take all action necessary to reserve for issuance, prior to the Closing Date, any Listed Validus Common Shares that, by their terms and in accordance with this Agreement, will not be issued until after the Effective Time. Validus shall use its commercially reasonable efforts to cause the IPC Common Shares to no longer be listed or quoted on NASDAQ and to be deregistered under the Exchange Act as soon as practicable following the Effective Time.

5.14 Dividends.  IPC and Validus shall coordinate the declaration, setting of record dates and payment dates of dividends of IPC Common Shares and Validus Common Shares so that holders of IPC Common Shares do not receive dividends on both IPC Common Shares and the Validus Common Shares received in the Amalgamation in respect of any calendar quarter or fail to receive a dividend on either the IPC Common Shares or the Validus Common Shares received in the Amalgamation in respect of any calendar quarter. For the avoidance of doubt, the purpose of this Section 5.14 is to ensure that the holders of the Validus Common Shares and IPC Common Shares each receive the same number of quarterly dividends after execution of this

Agreement and prior to the Effective Time with respect to such shares, subject to the proviso in Section 4.1(a)(i) relating to the Max Termination Fee.

5.15 Tax Treatment.

(a) The parties intend the Amalgamation to qualify as a reorganization within the meaning of Section 368(a) of the Code and to obtain the opinions described in Sections 6.2(e) and 6.3(e) of this Agreement. Each of IPC, Amalgamation Sub and Validus and each of their respective affiliates shall use commercially reasonable efforts to cause the Amalgamation to so qualify and to obtain such opinions, and unless otherwise required by applicable Law or by any other provision of this Agreement, shall not take any actions, or cause any actions to be taken, which would reasonably be expected to cause the Amalgamation to fail so to qualify or the opinions to fail to be delivered.

(b) Validus shall cause (i) Amalgamation Sub to file with the United States Internal Revenue Service a properly completed Form 8832, so as to elect to be treated as a disregarded entity for U.S. federal tax purposes effective at least one day prior to the Closing Date, and (ii) the Amalgamated Company to file, after the Closing Date, with the United States Internal Revenue Service a properly completed Form 8832, so as to cause it to be treated for U.S. federal tax purposes as a disregarded entity effective as of the Closing Date.

5.16 Max Termination Fee.  Following the execution and delivery of this Agreement, IPC shall pay to Max $50,000,000 in respect of the Max Termination Fee and Validus shall pay to IPC $50,000,000 (the “Reimbursement Amount”) in respect of, and in reliance upon, such payment.

5.17 Validus Proposals.  Without the consent of the board of directors of IPC, which consent shall not be unreasonably withheld, conditioned or delayed, Validus shall not make or announce any proposal during the term of this Agreement to acquire IPC and shall (a) as soon as reasonably practicable, withdraw or terminate its Tender Offer Statement on Schedule TO and the related registration statement on Form S-4 and all other documents related thereto filed with the SEC by Validus prior to the date hereof and (b) shall terminate all solicitation efforts with respect to its proxy statements on Schedule 14A relating to the requisition of a special general meeting of IPC and the scheme of arrangement proposed by Validus and all other documents related thereto filed with the SEC by Validus prior to the date hereof; provided that notwithstanding anything to the contrary in the foregoing, nothing in this Section 5.17 shall prevent, impede or delay Validus, any of its subsidiaries or any of their respective directors, officers, employees, agents, representatives or advisors (including any investment bankers, attorneys or accountants) from (i) continuing, amending or consummating the transactions contemplated by this Agreement (including pursuant to Section 5.5(d)) or (ii) responding to, or commenting on, any Acquisition Proposal, including through an exchange offer or scheme of arrangement.

5.18 Certain Max Litigation.

(a) Neither IPC nor any of its subsidiaries shall, without Validus’ prior written consent (which shall not be unreasonably withheld or delayed), commence any proceedings against Max in relation to such rights (if any) as IPC may have to pursue a claim for recovery of the Max Termination Fee from Max (the “IPC Claims”).

(b) In the event that IPC or any of its subsidiaries or any of their respective officers, directors, employees, agents, representatives or advisors (including any investment banker, attorney or accountant retained by IPC or any of IPC’s subsidiaries) proposes to, or is requested or required to, engage or participate in settlement discussions (or similar discussions or exchanges of information) with Max or Max’s representatives in connection with the IPC Claims, IPC shall promptly inform Validus in writing as soon as reasonably practicable and in any event at least three business days prior to the commencement of any such discussions. Subject to applicable Law, neither IPC nor any of its subsidiaries shall, without Validus’ prior written consent (which shall not be unreasonably withheld or delayed), settle or compromise the IPC Claims.

5.19 Requisitioned Meeting.  The parties agree that on or before July 20, 2009, the IPC board of directors will call the special general meeting of IPC previously requisitioned by Validus, to occur on December 31, 2009, with a record date of July 20, 2009, and IPC will cause notice of such meeting to be mailed to shareholders of IPC on or before July 20, 2009, and IPC will reasonably consult with Validus on the form and content of such notice. The parties further agree that neither party shall directly, or indirectly through others, engage in any solicitation (as such term is defined in Rule 14a-1 under the Exchange Act), or otherwise solicit shareholders of IPC to vote, with respect to such special general meeting.

ARTICLE VI

CONDITIONS PRECEDENT

6.1 Conditions to Each Party’s Obligation to Effect the Amalgamation.  The respective obligation of each party to effect the Amalgamation shall be subject to the satisfaction prior to the Closing of the following conditions, unless waived by both IPC and Validus:

(a) Shareholder Approval.  Validus shall have obtained the Required Validus Vote and IPC shall have obtained the Required IPC Vote.

(b) NYSE Listing.  The Listed Validus Common Shares shall have been authorized for listing on NYSE, subject to official notice of issuance.

(c) Requisite Regulatory Approvals.  The authorizations, consents, orders or approvals of, or declarations or filings with, and the expirations of waiting periods required from, any Governmental Entity set forth in Section 6.1(c) of the Validus Disclosure Letter and Section 6.1(c) of the IPC Disclosure Letter, to the extent required, shall have been filed, have occurred or been obtained (all such permits, approvals, filings and consents and the lapse of all such waiting periods being referred to as the “Requisite Regulatory Approvals”).

(d) Form S-4.  The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(e) No Injunctions or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction preventing the consummation of the Amalgamation shall be in effect. There shall not be any action taken, or any Law enacted, entered, enforced or made applicable to the Amalgamation, by any Governmental Entity of competent jurisdiction that makes the consummation of the Amalgamation illegal or otherwise restrains, enjoins or prohibits the Amalgamation.

6.2 Conditions to Obligation of IPC.  The obligation of IPC to effect the Amalgamation is subject to the satisfaction of the following conditions unless waived by IPC:

(a) Representations and Warranties.  (i) The representations and warranties of Validus set forth in Section 3.8 shall be true and correct in all respects as of the date hereof and the Closing Date as though made on and as of the Closing Date, (ii) the representations and warranties of Validus (and Amalgamation Sub, as applicable) set forth in Sections 3.2, 3.3(a), 3.9(b) (other than in the case of a Change in Validus Recommendation pursuant to Section 5.4(b)), 3.10(a) and 3.22 shall be true and correct in all material respects as of the date hereof and the Closing Date as though made on and as of the Closing Date (except for such representations and warranties made only as of a specified date, which shall be true and correct in all material respects as of such date) and (iii) each of the other representations and warranties of Validus set forth in ARTICLE III of this Agreement shall be true and correct in all respects as of the date hereof and the Closing Date as though made on and as of the Closing Date (except for such representations and warranties made only as of a specified date, which shall be true and correct as of such date), except where the failure of any such representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” or similar qualifier set forth therein) has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Validus.

(b) Performance of Obligations of Validus.  Validus shall have performed or complied in all respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are qualified as to materiality or Material Adverse Effect, and shall have performed or complied in all material respects with all other obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Certification.  IPC shall have received a certificate signed on behalf of Validus by the Chief Executive Officer or the Chief Financial Officer of Validus, certifying that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

(d) Burdensome Regulatory Condition.  There shall not be any action taken, or any Law enacted, entered, enforced or deemed applicable to the Amalgamation or the transactions contemplated by this Agreement by any Governmental Entity of competent jurisdiction (including any Requisite Regulatory Approvals), which imposes any term, condition, obligation or restriction upon Validus, the Amalgamated Company or their respective subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Validus and its subsidiaries (including the Amalgamated Company and its subsidiaries) on a consolidated basis after the Effective Time.

(e) Opinion of Tax Counsel.  IPC shall have received an opinion from Sullivan & Cromwell LLP, special counsel to IPC, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, (i) the Amalgamation will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, (ii) each of IPC and Validus will be a party to that reorganization within the meaning of Section 368(b) of the Code and (iii) Validus will be treated, in respect of any shareholder who will own after the Amalgamation less than five percent of the issued Validus Common Shares (as determined under Treasury Regulations Section 1.367(a)-3(b)(1)(i)), as a corporation under Section 367(a) of the Code with respect to each transfer of property thereto pursuant to the Amalgamation. In rendering its opinion, Sullivan & Cromwell LLP may require and rely upon representations contained in letters from each of IPC and Validus.

(f) Credit Facility Waivers.  All amendments or waivers under Validus’ credit facilities listed on Section 6.3(f) of the Validus Disclosure Letter as reasonably determined by IPC to be necessary to consummate the Amalgamation and the other transactions contemplated hereby, shall be in full force and effect, or Replacement Financing shall be in full force and effect.

6.3 Conditions to Obligation of Validus.  The obligation of Validus to effect the Amalgamation is subject to the satisfaction of the following conditions unless waived by Validus:

(a) Representations and Warranties.  (i) The representations and warranties of IPC set forth in Section 3.8 shall be true and correct in all respects as of the date hereof and the Closing Date as though made on and as of the Closing Date, (ii) the representations and warranties of IPC set forth in Sections 3.2, 3.3(a), 3.9(a) (other than in the case of a Change in IPC Recommendation pursuant to Section 5.4(b) or Section 5.5(d)), 3.10(b) and 3.22 shall be true and correct in all material respects as of the date hereof and the Closing Date as though made on and as of the Closing Date (except for such representations and warranties made only as of a specified date, which shall be true and correct in all material respects as of such date) and (iii) each of the other representations and warranties of IPC set forth in ARTICLE III of this Agreement shall be true and correct in all respects as of the date hereof and the Closing Date as though made on and as of the Closing Date (except for such representations and warranties made only as of a specified date, which shall be true and correct as of such date), except where the failure of any such representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” or similar qualifier set forth therein) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on IPC.

(b) Performance of Obligations of IPC.  IPC shall have performed or complied in all respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are qualified as to materiality or Material Adverse Effect, and shall have performed or complied in all material respects with all other obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Certification.  Validus shall have received a certificate signed on behalf of IPC by the Chief Executive Officer or the Chief Financial Officer of IPC, certifying that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

(d) Burdensome Regulatory Condition.  There shall not be any action taken, or any Law enacted, entered, enforced or deemed applicable to the Amalgamation or the transactions contemplated by this Agreement by any Governmental Entity of competent jurisdiction (including any Requisite Regulatory Approvals), which imposes any term, condition, obligation or restriction upon Validus, the Amalgamated Company or their respective subsidiaries that would, individually or the aggregate, reasonably be expected to have a Material Adverse Effect on Validus and its subsidiaries (including the Amalgamated Company and its subsidiaries) on a consolidated basis after the Effective Time.

(e) Opinion of Tax Counsel.  Validus shall have received an opinion from Cahill Gordon & Reindel LLP, special counsel to Validus, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, (i) the Amalgamation will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, (ii) each of IPC and Validus will be a party to that reorganization within the meaning of Section 368(b) of the Code and (iii) Validus will be treated, in respect of any shareholder who will own after the Amalgamation less than five percent of the issued Validus Common Shares (as determined under Treasury Regulations Section 1.367(a)-3(b)(1)(i)), as a corporation under Section 367(a) of the Code with respect to each transfer of property thereto pursuant to the Amalgamation. In rendering its opinion, Cahill Gordon & Reindel LLP may require and rely upon representations contained in letters from each of IPC and Validus.

(f) Credit Facility Waivers.  All amendments or waivers under Validus’ credit facilities listed on Section 6.3(f) of the Validus Disclosure Letter as reasonably determined by Validus to be necessary to consummate the Amalgamation and the other transactions contemplated hereby, shall be in full force and effect, or Replacement Financing shall be in full force and effect.

ARTICLE VII

TERMINATION AND AMENDMENT

7.1 Termination.  This Agreement may be terminated, at any time prior to the Effective Time, by action taken or authorized by the board of directors of the terminating party or parties, whether before or after any Required Shareholder Vote has been obtained only:

(a) by mutual consent of IPC, Amalgamation Sub and Validus in a written instrument;

(b) by either IPC or Validus, upon written notice to the other party, if a Governmental Entity of competent jurisdiction that must grant a Requisite Regulatory Approval has denied such Requisite Regulatory Approval and such denial has become final and nonappealable; or any Governmental Entity of competent jurisdiction shall have issued an order, judgment, decision, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Amalgamation, and such order, decree, ruling or other action has become final and nonappealable; provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to comply in any material respect with Section 5.3 or any other provision of this Agreement has been the direct cause of, or resulted directly in, such action;

(c) by either IPC or Validus, upon written notice to the other party, if the Amalgamation shall not have been consummated on or prior to January 31, 2010; provided that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose failure to comply in any material respect with any provision of this Agreement has been the direct cause of, or resulted directly in, the failure of the Effective Time to occur on or prior to such date;

(d) by IPC or Validus, upon written notice to the other party, if the board of directors of the non-terminating party shall have (i) effected a Change in Validus Recommendation or Change in IPC

Recommendation, as the case may be (including by amending or supplementing the Joint Proxy Statement/Prospectus to effect a Change in Validus Recommendation or Change in IPC Recommendation, as the case may be), (ii) failed to include the Validus Recommendation or the IPC Recommendation in the Joint Proxy Statement/Prospectus in accordance with Section 5.1(b) or Section 5.1(c), as the case may be, or (iii) materially breached its obligations under Section 5.5(a)(iii) or 5.5(d);

(e) by either IPC or Validus if the terminating party is not in material breach of its obligations under this Agreement, upon written notice to the other party, if there shall have been a breach by the other party of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of such other party, which breach would, individually or in the aggregate, result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 6.2(a), 6.2(b) or 6.2(f) or Section 6.3(a), 6.3(b) or 6.3(f), as the case may be, and which breach has not been cured within 45 days following written notice thereof to the breaching party or, by its nature, cannot be cured within such time period; or

(f) by either IPC or Validus, if the Required Validus Vote or Required IPC Vote shall not have been obtained upon a vote taken thereon at the duly convened Validus Shareholders Meeting or IPC Shareholders Meeting, as the case may be, or any adjournment or postponement thereof at which the applicable vote was taken.

7.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Validus or IPC as provided in Section 7.1, this Agreement shall forthwith become void, and there shall be no liability or obligation on the part of IPC, Amalgamation Sub or Validus or their respective officers or directors under or arising from this Agreement, except with respect to Section 5.2(b) (Confidentiality), Section 5.7 (Fees and Expenses), Section 5.19 (Requisitioned Meeting); this Section 7.2 (Effect of Termination), Section 7.3 (Repayment of the Reimbursement Amount), and ARTICLE VIII (General Provisions), which shall survive such termination, except that no party shall be relieved or released from any liabilities or damages arising out of its willful breach of this Agreement (including in the event that this Agreement is terminated by either party pursuant to Section 7.2(e)). For the avoidance of doubt, Section 5.17 shall not survive termination of this Agreement.

(b) If IPC or Validus, as the case may be, terminates this Agreement pursuant to Section 7.1(d), then the non-terminating party shall, as promptly as reasonably practicable (and in any event within three business days following such termination), pay to the terminating party, by wire transfer of immediately available funds, an amount equal to $16,000,000 (the ‘‘Termination Fee”).

(c) If either party terminates this Agreement pursuant to Section 7.1(c), and (i) at any time on or after June 12, 2009 and on or prior to January 31, 2010, an Acquisition Proposal (which for the purposes of this Section 7.2(c) shall apply to an Acquisition Proposal for either IPC or Validus) shall have been publicly announced or otherwise communicated to the officers of a party or its board of directors, and (ii) within 12 months of the date of such termination of this Agreement, such party or any of its subsidiaries enters into or consummates an Acquisition Transaction with the person (or its affiliate) that made such Acquisition Proposal, then such party shall pay to the other party upon the earlier of the date of such execution or such consummation, by wire transfer of immediately available funds, the Termination Fee.

(d) If either party terminates this Agreement pursuant to Section 7.1(e) and (i) at any time on or after June 12, 2009 and on or prior to the date of such termination an Acquisition Proposal (which for the purposes of this Section 7.2(d) shall apply to an Acquisition Proposal for either IPC or Validus) shall have been publicly announced or otherwise communicated to the officers of the non-terminating party or its board of directors, and (ii) within 12 months of the date of such termination of this Agreement, the non-terminating party or any of its subsidiaries enters into or consummates an Acquisition Transaction with the person (or its affiliate) that made such Acquisition Proposal, then the non-terminating party shall pay to the terminating party upon the earlier of the date of such execution or such consummation, by wire transfer of immediately available funds, the Termination Fee.

(e) If IPC or Validus, as the case may be, terminates this Agreement pursuant to Section 7.1(f) because the Required Validus Vote has not been obtained and (i) at any time on or after the date of this Agreement and on or prior to the date of the Validus Shareholders Meeting, an Acquisition Proposal is publicly announced or otherwise communicated to the officers of Validus or Validus’ board of directors, and (ii) within 12 months of the date of such termination of this Agreement, Validus or any of its subsidiaries enters into or consummates an Acquisition Transaction with the person (or its affiliate) that made such Acquisition Proposal, then Validus shall pay to IPC upon the earlier of the date of such execution or such consummation, by wire transfer of immediately available funds, the Termination Fee.

(f) If IPC or Validus, as the case may be, terminates this Agreement pursuant to Section 7.1(f) because the Required IPC Vote has not been obtained and (i) at any time on or after June 12, 2009 and on or prior to the date of the IPC Shareholders Meeting, an Acquisition Proposal is publicly announced or otherwise communicated to the officers of IPC or IPC’s board of directors, and (ii) within 12 months of the date of such termination of this Agreement, IPC or any of its subsidiaries enters into or consummates an Acquisition Transaction with the person (or its affiliate) that made such Acquisition Proposal, then IPC shall pay to Validus upon the earlier of the date of such execution or such consummation, by wire transfer of immediately available funds, the Termination Fee.

7.3 Repayment of the Reimbursement Amount.

(a) IPC shall be entitled to retain the Reimbursement Amount, less any reduction to the Max Termination Fee (the “Max Fee Reduction”) determined prior to the termination of this Agreement pursuant to any final and nonappealable order, decree, ruling or other action of a Governmental Entity (a ‘‘Reduction Determination”) (the amount of any Max Fee Reduction shall be paid by IPC to Validus as promptly as reasonably practicable (and in any event within three business days following any such termination), by wire transfer of immediately available funds), if this Agreement is terminated:

(i) by IPC or Validus pursuant to Section 7.1(b);

(ii) by IPC pursuant to Section 7.1(d) following a Change in Validus Recommendation;

(iii) by IPC pursuant to Section 7.1(e); or

(iv) by IPC or Validus pursuant to Section 7.1(f) because the Required Validus Vote has not been obtained;

provided that if any Max Fee Reduction is determined by a Reduction Determination following the termination of this Agreement, then IPC shall pay to Validus, as promptly as reasonably practicable, and in any event within three business days following such Reduction Determination, by wire transfer of immediately available funds, an amount equal to such Max Fee Reduction.

(b) IPC shall be entitled to retain the Reimbursement Amount, less any Max Fee Reduction determined prior to the termination of this Agreement pursuant to a Reduction Determination, if this Agreement is terminated by IPC or Validus pursuant to Section 7.1(f) because the Required IPC Vote has not been obtained (the amount of any Max Fee Reduction shall be paid by IPC to Validus as promptly as reasonably practicable, and in any event within three business days following any such termination, by wire transfer of immediately available funds); provided that in the event that following any such termination IPC enters into or consummates an Acquisition Transaction that would give rise to the payment of a Termination Fee to Validus pursuant to Section 7.2(f), then IPC shall pay to Validus the Reimbursement Amount (less any Max Fee Reduction previously paid to Validus) by wire transfer of immediately available funds concurrently with the payment of such Termination Fee; provided, further that if any Max Fee Reduction is determined by a Reduction Determination following a termination of this Agreement pursuant to Section 7.1(f), then IPC shall pay to Validus, as promptly as reasonably practicable, and in any event within three business days following such Reduction Determination, by wire transfer of immediately available funds, an amount equal to such Max Fee Reduction.

(c) IPC shall be entitled to retain the Reimbursement Amount (subject to the qualifications and limitations set forth in clauses (i) and (ii) below), less any Max Fee Reduction determined prior to the termination of this Agreement pursuant to any Reduction Determination, if this Agreement is terminated by IPC or Validus pursuant to Section 7.1(c) (the amount of any Max Fee Reduction shall be paid by IPC to Validus as promptly as reasonably practicable, and in any event within three business days following any such termination, by wire transfer of immediately available funds).

(i) In the event that prior to any such termination pursuant to Section 7.1(c), (A) a bona fide Acquisition Proposal for IPC and/or its subsidiaries that is reasonably capable of being completed on its proposed terms shall have been publicly announced or otherwise communicated to the officers or directors of IPC at any time on or after June 12, 2009, and such Acquisition Proposal has not been irrevocably withdrawn or terminated prior to October 31, 2009 (any such Acquisition Proposal, an “IPC Trigger Proposal”) and (B) no bona fide Acquisition Proposal for Validus and/or its subsidiaries that is reasonably capable of being completed on its proposed terms shall have been publicly announced on or after the date of this Agreement and prior to the date of termination of this Agreement (any such Acquisition Proposal, a “Validus Trigger Proposal”), then following such termination, notwithstanding the general terms of this Section 7.3(c), IPC shall pay to Validus, as promptly as reasonably practicable, and in any event, within three business days following such termination, by wire transfer of immediately available funds, an amount equal to the Reimbursement Amount (less any Max Fee Reduction previously paid to Validus); provided, further that in the event that a Termination Fee becomes payable by IPC to Validus pursuant to Section 7.2(c) and IPC has not previously paid the Reimbursement Amount to Validus pursuant to this Section 7.3(b), then IPC shall pay the Reimbursement Amount (less any Max Fee Reduction previously paid to Validus) to Validus by wire transfer of immediately available funds concurrently with the payment of such Termination Fee; and

(ii) In the event that prior to any such termination pursuant to Section 7.1(c), both an IPC Trigger Proposal and a Validus Trigger Proposal shall have been made, then following such termination, notwithstanding the general terms of this Section 7.3(c), if IPC enters into or consummates an Acquisition Transaction that would give rise to the payment of a Termination Fee pursuant to Section 7.2(c) (and Validus has not, prior to the time of such event, entered into or consummated an Acquisition Transaction that would give rise to the payment of a Termination Fee to IPC pursuant to Section 7.2(c)), then IPC shall pay the Reimbursement Amount (less the amount of any Max Fee Reduction previously paid to Validus) to Validus concurrently with the payment of such Termination Fee; provided that in the event that Validus thereafter enters into or consummates an Acquisition Transaction that would give rise to the payment of a Termination Fee to IPC pursuant to Section 7.2(c), then Validus shall repay to IPC the Reimbursement Amount (less any Max Fee Reduction determined prior to the termination of this Agreement pursuant to any Reduction Determination) by wire transfer of immediately available funds concurrently with the payment of such Termination Fee;

provided that if in any case pursuant to this Section 7.3(c) a Max Fee Reduction is determined following the termination of this Agreement (or, in the case of the proviso to clause (ii) above, the repayment by Validus to IPC of the Reimbursement Amount), then to the extent that the Reimbursement Amount has not previously been paid to Validus (or, in the case of the proviso to clause (ii) above, at the applicable time following the repayment by Validus to IPC of the Reimbursement Amount), IPC shall pay to Validus, as promptly as reasonably practicable, and in any event within three business days following such Reduction Determination, by wire transfer of immediately available funds, an amount equal to the amount of the Max Fee Reduction.

(d) In the event that this Agreement is terminated for any reason other than as specified in Section 7.3(a), Section 7.3(b) or Section 7.3(c), then IPC shall pay to Validus, as promptly as reasonably practicable, and in any event within three business days following such termination, by wire transfer of immediately available funds, an amount equal to the Reimbursement Amount.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Non-Survival of Representations, Warranties and Agreements.  Except for Section 5.8 and any provision of this ARTICLE VIII to the extent it is related to a claim under Section 5.8, none of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time.

8.2 Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by email, telecopy or facsimile, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

(a) If to IPC, to

IPC Holdings, Ltd.
29 Richmond Road
Pembroke HM 08
Bermuda
Attention: John R. Weale
Facsimile: +1 (441) 292-8085

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Attention: Andrew S. Rowen, Esq.
          Melissa Sawyer, Esq.
Facsimile: +1 (212) 558-3588

(b) If to Validus, to

Validus Holdings Ltd.
19 Par-La-Ville Road
Hamilton, HM 11
Bermuda
Attention: C. Jerome Dill
          Joseph E. (Jeff) Consolino
Facsimile: +1 (441) 278-9000

with a copy to (which shall not constitute notice):

Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY 10005
Attention: John Schuster, Esq.
Facsimile: +1 (212) 701-3000

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Attention: Stephen F. Arcano, Esq.
          Todd E. Freed, Esq.
Facsimile: +1 (212) 735-2000

8.3 Interpretation.  When a reference is made in this Agreement to sections or subsections, such reference shall be to a section or subsection of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including the schedules and exhibits hereto, and not to any particular provision of this Agreement. Any pronoun shall include the corresponding masculine, feminine and neuter forms. References to “party” or “parties” in this Agreement mean IPC, Amalgamation Sub and/or Validus, as the case may be. References to “person” in this Agreement mean an individual, a company, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof. References to “subsidiary” in this Agreement means, as to any person, any other person of which more than 50% of the effective voting power or equity or other ownership interests is directly or indirectly owned by such person. References to “affiliate” in this Agreement means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this Agreement, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. As used in this Agreement, “knowledge” means the actual knowledge, without due inquiry, of the officers of Validus set forth in Section 8.3 of the Validus Disclosure Letter or the officers of IPC set forth in Section 8.3 of the IPC Disclosure Letter, as the case may be. References to “US dollar,” “dollars,” “US$” or “$” in this Agreement are to the lawful currency of the United States of America. As used in this Agreement, “business day” means any day other than a Saturday, Sunday or other day on which banking institutions in New York or Bermuda are obligated by Law or executive order to be closed.

8.4 Counterparts.  This Agreement may be executed in separate counterparts, each of which shall be considered one and the same agreement and shall become effective when each of the parties has delivered a signed counterpart to the other parties, it being understood that all parties need not sign the same counterpart. Such counterpart executions may be transmitted to the parties by facsimile or electronic transmission, which shall have the full force and effect of an original signature.

8.5 Entire Agreement; No Third Party Beneficiaries.  This Agreement (including the Amalgamation Agreement, the IPC Bye-Law Amendment, the Validus Disclosure Letter and the IPC Disclosure Letter) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement and shall terminate in accordance with its terms, or if the Closing occurs, as set forth in Section 5.2(b), and (b) is not intended to confer upon any person other than the parties any rights or remedies hereunder, except (i) for the rights of the holders of IPC Common Shares to receive the Consideration pursuant to and subject to this Agreement if the Effective Time occurs, and (ii) as provided in Section 5.8(e).

8.6 Governing Law.  This Agreement shall be governed in all respects, including as to validity, interpretation and effect, by the Laws of Bermuda, without giving effect to its principles or rules of conflict of laws.

8.7 Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the parties from realizing the major portion of the economic benefits of the Amalgamation that they currently anticipate obtaining therefrom, shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

8.8 Assignment.  Neither this Agreement nor any of the rights, interests or obligations of the parties hereunder shall be assigned by any of the parties (whether by operation of Law or otherwise) without the prior written consent of the other parties, which may be granted or withheld in the sole discretion of the other parties. Any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

8.9 Enforcement.  The parties agree that money damages would be both incalculable and an insufficient remedy and that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached. It is accordingly agreed that, subject to the discretion of the Chosen Court (as defined in Section 8.10), the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Chosen Court, this being in addition to any other remedy to which they are entitled at law or in equity.

8.10 Submission to Jurisdiction.  Each party irrevocably and unconditionally consents, agrees and submits to the exclusive jurisdiction of the Bermuda Supreme Court (and appropriate appellate courts therefrom) (the ‘‘Chosen Courts”), for the purposes of any litigation, action, suit or other proceeding arising out of or relating to this Agreement or any transaction contemplated hereby. Each party agrees to commence any litigation, action, suit or proceeding relating hereto only in the Bermuda Supreme Court, or if such litigation, action, suit or other proceeding may not be brought in such court for reasons of subject matter jurisdiction, in the other appellate courts therefrom or other courts of Bermuda. Each party irrevocably and unconditionally waives any objection to the laying of venue of any litigation, action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the Chosen Courts, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each party further irrevocably consents to and grants any such court jurisdiction over the person of such parties and, to the extent legally effective, over the subject matter of any such dispute and agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.2 or in such other manner as may be permitted by Law, shall be valid and sufficient service thereof. The parties agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

8.11 Amendment.  This Agreement is intended to have effect as a deed, and shall be executed and delivered as a deed. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Amalgamation by the shareholders of Validus or of IPC, but, after any such approval, no amendment shall be made which by Law requires further approval by such shareholders without such further approval. This Agreement may not be amended except by a deed signed on behalf of each of the parties by their duly authorized representatives.

8.12 Extension; Waiver.  At any time prior to the Effective Time, the parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of a party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

8.13 Defined Terms.

(a) For purposes of this Agreement, each of the following terms shall have the meaning set forth below.

‘‘Acquisition Transaction” means with respect to any person, any amalgamation, merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it or any of its subsidiaries or any purchase or sale of 35% or more of the consolidated assets (including stock of its subsidiaries) of it and its subsidiaries, taken as a whole, or any purchase or sale of, or tender or exchange offer for, its voting securities that, if consummated, would result in any person (or the shareholders of such person) beneficially owning securities representing 35% or more of its total voting power or the voting power of any of its subsidiaries.

‘‘Average Validus Share Price” means the volume weighted average price per Validus Common Share on the NYSE (as reported by Bloomberg L.P. or, if not reported thereby, by another authoritative source mutually agreed by the parties) for the five consecutive trading days immediately preceding the second trading day prior to the Closing Date. For all purposes of this Agreement, the Average Validus Share Price shall be calculated to the nearest one-hundredth of one cent.

‘‘Compensation and Benefit Plan” means any pension, retirement, profit-sharing, deferred compensation, stock option, restricted stock unit, equity-based compensation, performance units, employee stock ownership, severance pay, vacation, retention or other bonus or incentive plan, any other employee program or agreement, any medical, vision, dental, or other health plan, any life insurance plan, and any other employee benefit plan or fringe benefit plan, whether or not tax-qualified or otherwise tax-preferred, maintained by, sponsored in whole or in part by, or contributed to by IPC or Validus or their subsidiaries, as the case may be, for the benefit of their employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which such employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate and any employment, retention, change in control, severance, termination, consulting or retirement agreement with their current or former employees.

‘‘Intellectual Property” means (i) trademarks, service marks, Internet domain names, logos, trade dress, trade names, corporate names and any and every other form of trade identity or indicia of origin, and the goodwill associated therewith and symbolized thereby; (ii) inventions, discoveries and patents, and the improvements thereto; (iii) published and unpublished works of authorship and the copyrights therein and thereto (including databases and other compilations of information, computer and electronic data processing programs and software, in both source code and object code); (iv) trade secrets, confidential business and technical information and any other confidential information (including ideas, research and development, know-how, formulae, calculations, algorithms, models, designs, processes, business methods, customer lists and supplier lists) (“Trade Secrets”); (v) all rights in data and data bases; (vi) all other intellectual property or similar proprietary rights; and (vii) all applications, registrations and renewals for the foregoing.

‘‘IPC Benefit Plan” means only those Compensation and Benefit Plans maintained by, sponsored in whole or in part by, or contributed to by IPC or its subsidiaries for the benefit of their employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which such employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate or with respect to which IPC or any of its subsidiaries has any liability.

‘‘Material Adverse Effect” means, with respect to any party, any change, state of facts, circumstance, event or effect that is materially adverse to (A) the financial condition, properties, assets, liabilities, obligations

(whether accrued, absolute, contingent or otherwise), businesses or results of operations of such party and its subsidiaries, taken as a whole, excluding any such change, state of facts, circumstance, event or effect to the extent caused by or resulting from:

(i) the execution, delivery and announcement of this Agreement and the transactions contemplated hereby,

(ii) changes in economic, market, business, regulatory or political conditions generally in the United States or in Bermuda or any other jurisdiction in which such party operates or in Bermudian, U.S. or global financial markets,

(iii) changes, circumstances or events generally affecting the property and casualty insurance and reinsurance industry in the geographic areas in which such party operates,

(iv) changes, circumstances or events resulting in liabilities under property catastrophe reinsurance, including any effects resulting from any earthquake, hurricane, tornado, windstorm, terrorist act, act of war or other natural or man-made disaster,

(v) changes in any Law,

(vi) changes in generally accepted accounting principles or in statutory accounting principles (or local equivalents in the applicable jurisdiction) prescribed by the applicable insurance regulatory authority (“GAAP” and ‘‘Applicable SAP”, respectively), including accounting and financial reporting pronouncements by the Bermuda Monetary Authority, the Securities and Exchange Commission (the “SEC”), the National Association of Insurance Commissioners and the Financial Accounting Standards Board,

(vii) any change or announcement of a potential change in its or any of its subsidiaries’ credit or claims paying rating or A.M. Best rating or the ratings of any of its or its subsidiaries’ businesses or securities (provided that this exception shall not prevent or otherwise affect a determination that any changes, state of facts, circumstances, events or effects underlying a change described in this clause (vii) has resulted in, or contributed to, a Material Adverse Effect),

(viii) a change in the trading prices or volume of such party’s capital stock (provided that this exception shall not prevent or otherwise affect a determination that any changes, state of facts, circumstances, events or effects underlying a change described in this clause (viii) has resulted in, or contributed to, a Material Adverse Effect),

(ix) the failure to meet any revenue, earnings or other projections, forecasts or predictions for any period ending after the date of this Agreement (provided that this exception shall not prevent or otherwise affect a determination that any state of facts, circumstances, events or effects underlying a failure described in this clause (ix) has resulted in, or contributed to, a Material Adverse Effect),

(x) the commencement, occurrence or continuation of any war or armed hostilities,

(xi) any action or failure to act required to be taken by a party pursuant to the terms of this Agreement, or

(xii) any change, state of facts, circumstance, event or effect in connection with (A) the Max Agreement and the transactions contemplated thereby or (B) the amalgamation offer, offer to exchange or scheme of arrangement proposed by Validus in connection with a proposed unsolicited transaction with IPC that, in the case of each of clauses (A) and (B), has been publicly disclosed by IPC in a filing with the SEC made prior to 5:30 p.m., New York City time, at least one business day prior to the date of this Agreement, except in the case of the foregoing clauses (ii), (iii), (v), (vi) and (x) to the extent those changes, state of facts, circumstances, events, or effects have a materially disproportionate effect on such party and its subsidiaries taken as a whole relative to other similarly situated persons in the property and casualty insurance and reinsurance industry, and/or (B) the ability of such party to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

‘‘Max Agreement” means the Agreement and Plan of Amalgamation, dated as of March 1, 2009, among IPC, IPC Limited, a Bermuda exempted company, and Max Capital Group Ltd., a Bermuda exempted company, as amended on March 5, 2009, and as modified by the waiver letter among the parties thereto, dated June 4, 2009.

‘‘Permitted Encumbrance” means (i) statutory liens securing payments not yet due, (ii) such imperfections or irregularities of title, claims, liens, charges, security interests or encumbrances as do not affect the use of the properties or assets subject thereto or affected thereby or otherwise impair business operations at such properties, (iii) restrictions on transfer imposed by Law, (iv) assets pledged or transferred to secure reinsurance or retrocession obligations, (v) ordinary-course securities lending and short-sale transactions, (vi) investment securities held in the name of a nominee, custodian or other record owner, (vii) statutory deposits, or (viii) any failure to hold good title, in each case, that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

‘‘Specified Validus Shareholders” means each of Aquiline Capital Partners, LLC, Vestar Capital Partners and New Mountain Capital, LLC.

‘‘Tax” means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, premium, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (i), and (iii) any transferee liability in respect of any items described in clauses (i) or (ii) payable by reason of contract, assumption, transferee liability, operation of Law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under Law) or otherwise.

‘‘Tax Asset” means any loss, net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction, or any other credit or Tax attribute that could be carried forward or carried back to reduce Taxes.

“Tax Return” means any return, report or statement filed or required to be filed with respect to any Tax (including any elections, declarations, schedules or attachments thereto, and any amendment thereof) including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes IPC, Validus or any subsidiaries thereof.

‘‘Taxing Authority” means the Internal Revenue Service or any other Governmental Entity responsible for the administration of any Tax.

‘‘Validus Benefit Plan” means only those Compensation and Benefit Plans maintained by, sponsored in whole or in part by, or contributed to by Validus or its subsidiaries for the benefit of their employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which such employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate or with respect to which Validus or any of its subsidiaries has any liability.

(b) Each of the following terms is defined in the provision listed opposite such term:

Defined Term	Section

Acquisition Proposal	5.5(a)
Acquisition Transaction	8.13(a)
Administrator	3.12(h)
affiliate	8.3
Agent	3.12(h)
Agreement	Introduction
Amalgamated Company	1.3
Amalgamation	Recitals
Amalgamation Agreement	1.1
Amalgamation Application	1.1
Amalgamation Sub	Introduction
Applicable SAP	8.13(a) (See “Material Adverse Effect”)
Average Validus Share Price	8.13(a)
business day	8.3
Cash Portion	2.2(a)
Certificate of Amalgamation	1.1
Change in IPC Recommendation	5.4(a)
Change in Validus Recommendation	5.4(a)
Chosen Courts	8.10
Closing	1.2
Closing Date	1.2
Code	Recitals
Companies Act	Recitals
Compensation and Benefit Plan	8.13(a)
Confidentiality Agreement	5.2(b)
Consideration	2.1(a)
control	8.3
Disclosure Letter	ARTICLE III
Dissenting Holder	2.1(c)
Dissenting Shares	2.1(c)
Effective Time	1.1
Employees	5.12(b)
ERISA	3.15(e)
Exchange Act	3.4(a)
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Exchange Ratio	2.1(a)
Existing Facilities	5.3(a)
Form S-4	5.1(a)
GAAP	8.13(a) (See “Material Adverse Effect”)
Governmental Entity	3.3(c)
Greenhill	3.19

Defined Term	Section

Indemnified Parties	5.8(a)
Insurance Entities	3.12(a)
Insurance Laws	3.5(a)
Intellectual Property	8.13(a)
Investment Assets	3.13(a)
Investment Policy	3.13(c)
IPC	Introduction
IPC Benefit Plan	8.13(a)
IPC Bye-Law Amendment	3.9(a)
IPC Certificate	2.1
IPC Claims	5.18(a)
IPC Common Share	2.1
IPC Disclosure Letter	ARTICLE III
IPC Non-Performance Awards	2.3(b)
IPC Other Awards	2.3(b)
IPC Recommendation	3.9(a)
IPC Share Option	2.3(a)
IPC Share Plans	3.2(a)
IPC Share Register	2.1
IPC Shareholders Meeting	5.1(c)
IPC Trigger Proposal	7.3(b)(i)
Joint Proxy Statement/Prospectus	5.1(a)
JP Morgan	3.19
knowledge	8.3
Laws	3.5(a)
Legal Proceedings	3.6
Listed Validus Common Shares	5.13
Lloyd’s	3.5(a)
Lloyd’s Regulations	3.12(m)
Material Adverse Effect	8.13(a)
Material Contract	3.14(a)
Max	Recitals
Max Agreement	8.13(a)
Max Fee Reduction	7.3(a)
Max Termination Fee	4.1(a)
multiemployer plan	3.15(e)
New Option	2.3(a)
Notice of Superior Proposal	5.5(d)
Notice Period	5.5(d)
NYSE	3.3(c)
Option Exchange Ratio	2.3(a)
party; parties	8.3
Per Share Cash Consideration	2.1(a)
Per Share Common Consideration	2.1(a)

Defined Term	Section

Performance Share Unit	2.3(b)
Permits	3.5(a)
Permitted Encumbrance	8.13(a)
person	8.3
Policies	3.12(g)
Reduction Determination	7.3(a)
Registrar	1.1
Reimbursement Amount	5.16
Reinsurance Agreements	3.12(e)
Replacement Financing	4.2
Representatives	5.2(b)
Required IPC Vote	3.10(b)
Required Shareholder Votes	3.10(b)
Required Validus Vote	3.10(a)
Requisite Regulatory Approvals	6.1(c)
SEC	8.13(a) (See “Material Adverse Effect”)
SEC Documents	3.4(a)
Securities Act	3.4(a)
Share Issuance	Recitals
Specified Validus Shareholders	8.13(a)
Statutory Statements	3.12(b)
subsidiary	8.3
Superior Proposal	5.5(f)
Tax	8.13(a)
Tax Asset	8.13(a)
Tax Return	8.13(a)
Taxing Authority	8.13(a)
Termination Fee	7.2(b)
Trade Secrets	8.13(a) (See “Intellectual Property”)
Underwriting Model	3.17(c)
Validus	Introduction
Validus Benefit Plan	8.13(a)
Validus Common Share	2.1(a)
Validus Disclosure Letter	ARTICLE III
Validus Recommendation	3.9(b)
Validus Share Plans	3.2(a)
Validus Shareholders Meeting	5.1(b)
Validus Trigger Proposal	7.3(b)(i)
Voting Debt	3.2(d)

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IN WITNESS WHEREOF, IPC, Amalgamation Sub and Validus have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first set forth above.

IPC HOLDINGS, LTD.

By:	/s/ John Weale
Name: John Weale
Title: President & Interim CEO

VALIDUS HOLDINGS, LTD.

By:	/s/ Edward J. Noonan
Name: Edward J. Noonan

Title:	Chairman and Chief Executive Officer

VALIDUS LTD.

By:	/s/ Joseph E. (Jeff) Consolino
Name: Joseph E. (Jeff) Consolino

Title:	Chief Financial Officer

SIGNATURES

Solely as to Section 5.8 hereof, this Agreement is hereby countersigned by the following directors of IPC and is directly enforceable by each such countersignatory as provided in Section 5.8(d) hereof:

By:	Name: Kenneth L. Hammond Title: Chairman of the Board of Directors	Date:

By:	Name: Mark R. Bridges Title: Director	Date:

By:	Name: Michael J. Cascio Title: Director	Date:

By:	Name: Peter S. Christie Title: Director	Date:

By:	Name: L. Anthony Joaquin Title: Director	Date:

By:	Name: Antony P.D. Lancaster Title: Director	Date:

Annex B

DATED AS OF [ ● ], 200[ ● ]
VALIDUS HOLDINGS, LTD. [VALIDUS]
VALIDUS LTD. [AMAL 1]
IPC HOLDINGS, LTD. [AMAL 2]
AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT is dated as of [ ● ], 200[ ● ], AMONG:

(1) Validus Holdings, Ltd., a company incorporated under the laws of Bermuda having its registered office at 19 Par-La-Ville Road, Hamilton, Bermuda (hereinafter called “VALIDUS”);

(2) Validus Ltd., a company incorporated under the laws of Bermuda having its registered office at 19 Par-La-Ville Road, Hamilton, Bermuda (hereinafter called “AMAL 1”); and

(3) IPC Holdings, Ltd., a company also incorporated under the laws of Bermuda having its registered office at 29 Richmond Road, Pembroke, Bermuda (hereinafter called “AMAL 2”).

WHEREAS:

(A) AMAL 1 was incorporated under the laws of Bermuda pursuant to the Companies Act, as evidenced by a memorandum of association dated March 18, 2009, and is a company in good standing with the laws of Bermuda;

(B) AMAL 2 was incorporated under the laws of Bermuda pursuant to the Companies Act, as evidenced by a memorandum of association dated May 17, 1993 and is a company in good standing under the laws of Bermuda;

(C) AMAL 1, acting under the authority contained in Section 104 of the Companies Act by the written consent of its sole Member dated [ ● ], 200[ ● ], and AMAL 2, acting under the authority contained in Section 104 of the Companies Act by a special general meeting of its Members held on [ ● ], 200[ ● ], agreed to amalgamate upon the terms and conditions hereinafter set out;

(D) AMAL 1 has an authorised and issued share capital of $100.00 consisting of 100 ordinary shares having a par value of $1.00, all of which are fully paid;

(E) AMAL 2 has an authorised and issued share capital of [ ● ] consisting of [ ● ] IPC Common Shares, all of which are fully paid; and

(F) It is desired by the parties that the said amalgamation shall be effected.

NOW THEREFORE THE PARTIES HAVE AGREED AS FOLLOWS:

1. In this Agreement:

“Agreement and Plan of Amalgamation” means the Agreement and Plan of Amalgamation, dated as of [ ● ] June 2009, among VALIDUS, AMAL 1 and AMAL 2, as amended to the date hereof (and includes all schedules and exhibits thereto);

“Amalgamating Companies” means AMAL 1 and AMAL 2, the parties hereto;

“Amalgamated Company” means the Company continuing from the amalgamation of the Amalgamating Companies;

“Agreement” means this Amalgamation Agreement;

“Amalgamation” shall have the meaning attributed to such term in the Agreement and Plan of Amalgamation;

“the Companies Act” means the Bermuda Companies Act of 1981, as amended;

“Consideration” shall have the meaning attributed to such term in the Agreement and Plan of Amalgamation;

“Dissenting Holder” shall have the meaning attributed to such term in Section 11;

“Dissenting Shares” shall have the meaning attributed to such term in Section 11;

“the Effective Time” shall have the meaning attributed to such term in the Agreement and Plan of Amalgamation;

“the Exchange Agent” shall have the meaning attributed to such term in the Agreement and Plan of Amalgamation;

“Excluded Shares” means IPC Common Shares that are owned by VALIDUS or by any subsidiary of VALIDUS immediately prior to the Effective Time;

“IPC Certificate” shall have the meaning attributed to such term in the Agreement and Plan of Amalgamation;

“IPC Common Share” shall have the meaning attributed to such term in the Agreement and Plan of Amalgamation;

“IPC Share Register” shall have the meaning attributed to such term in the Agreement and Plan of Amalgamation; and

“Validus Common Shares” shall have the meaning attributed to such term in the Agreement and Plan of Amalgamation.

2. Each of the Amalgamating Companies does hereby agree to amalgamate, as of the Effective Time, under the provisions of the Companies Act and to continue as the Amalgamated Company under the terms and conditions hereinafter set out.

3. The name of the Amalgamated Company shall be “Validus Ltd.” (that is, the present name of AMAL 1) and the registered office of the Amalgamated Company shall be 19 Par-La-Ville Road, Hamilton, HM 11, Bermuda.

4. The Amalgamated Company shall be governed by the Memorandum of Association of AMAL 1.

5. The Bye-Laws of the Amalgamated Company shall, to the extent that they are not inconsistent with this Agreement, be the Bye-Laws of AMAL 1, until repealed, amended or altered.

6. The Board of Directors of the Amalgamated Company (the “Board of Directors”) shall initially consist of not more than six (6) directors, and the first directors of the Amalgamated Company shall be the persons whose names and addresses are set out in Schedule 1, attached hereto, who shall hold office until the first annual meeting of the Amalgamated Company or until their successors are elected or appointed.

7. The management and supervision of the business and affairs of the Amalgamated Company shall be under the control of the Board of Directors from time to time subject to the provisions of the Companies Act and the Bye-Laws of the Amalgamated Company.

8. The Amalgamated Company shall have a minimum share capital of US$100.00 and an authorised share capital of US$100.00 divided into 100 shares having a par value of US$1.00 each, having all the rights, conditions, restrictions and limitations set out in the Bye-Laws of the Amalgamated Company.

9. Upon the issue of the Certificate of Amalgamation giving effect to the Amalgamation, each issued and outstanding common share of US$1.00 each in the capital of AMAL 1 held by VALIDUS shall be converted into a common share in the capital of the Amalgamated Company having a par value of US$1.00;

10. Upon the issue of the Certificate of Amalgamation giving effect to the Amalgamation:

a. the holders of the IPC Common Shares (other than Dissenting Holders and holders of Excluded Shares) shall not receive shares in the capital of the Amalgamated Company but shall have the right to receive the Consideration, as set forth in Schedule 2, attached hereto;

b. each Excluded Share shall be cancelled without repayment of the capital paid up thereon and such shares shall not be converted into shares of the Amalgamated Company or the right to receive the Consideration; and

c. subject to Clause 11 below, Dissenting Holders shall be entitled to be paid the fair value of their Dissenting Shares as appraised by the Supreme Court of Bermuda pursuant to Section 106 of the Companies Act.

11. Any issued and outstanding IPC Common Shares held by a person who did not vote in favor of the Amalgamation and who complies with all the provisions of the Companies Act concerning the right of holders of IPC Common Shares to require appraisal of their IPC Common Shares pursuant to Bermuda Law (any such holder, a “Dissenting Holder,” and such IPC Common Shares, “Dissenting Shares”) shall not be converted into the right to receive the Consideration, but shall be cancelled and converted into the right to receive the fair value thereof as appraised by the Supreme Court of Bermuda under Section 106 of the Companies Act. In the event that a Dissenting Holder fails to perfect, effectively withdraws or otherwise waives any right to appraisal, its IPC Common Shares shall be cancelled and converted as of the Effective Time into the right to receive the Consideration for each such Dissenting Share.

12. AMAL 1 and AMAL 2 agree to execute and do all such acts, deeds and things as shall or may be necessary to give effect to their respective undertakings pursuant to this Agreement.

13. This Agreement shall automatically terminate upon the termination of the Agreement and Plan of Amalgamation.

14. Neither this Agreement nor any of the rights, interests or obligations of the parties hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties, which may be granted or withheld in the sole discretion of the other parties. Any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

15. This Agreement may be executed in separate counterparts, each of which shall be considered one and the same agreement and shall become effective when each of the parties has delivered a signed counterpart to the other parties, it being understood that all parties need not sign the same counterpart. Such counterpart executions may be transmitted to the parties by facsimile or electronic transmission, which shall have the full force and effect of an original signature.

16. This Agreement shall be governed in all respects, including as to validity, interpretation and effect, by the laws of Bermuda, without giving effect to its principles or rules of conflict of laws. Each party irrevocably and unconditionally consents, agrees and submits to the exclusive jurisdiction of the Bermuda Supreme Court (and appropriate appellate courts therefrom), for the purposes of any litigation, action, suit or other proceeding arising out of or relating to this Agreement or any transaction contemplated hereby.

* * *

Schedule 1 — Board of Directors of Amalgamated Company

Name	Address

C. Jerome Dill	19 Par-la-Ville Road Hamilton HM 11 Bermuda
Stuart Mercer	19 Par-la-Ville Road Hamilton HM 11 Bermuda
Conan Ward	19 Par-la-Ville Road Hamilton HM 11 Bermuda

Schedule 2

1.	Share Conversion and Cancellation Methodology

1.1 Subject to Clauses 10 and 11 of this Agreement, at the Effective Time, by virtue of the amalgamation of AMAL 1 and AMAL 2 and without any action on the part of VALIDUS, AMAL 1 or AMAL 2 or the holders of any shares or securities thereof, pursuant to and in accordance with the terms and conditions of the Agreement and Plan of Amalgamation:

1.1.1 each IPC Common Share issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) shall be cancelled and converted into the right to receive for each IPC Common Share (i) 0.9727 Validus voting common shares, each having a par value of $0.175 (each, a “Validus Common Share”) (the “Per Share Common Consideration”), and (ii) $7.50 in cash without interest (the “Per Share Cash Consideration”) (the Per Share Common Consideration and the Per Share Cash Consideration, together with any cash paid in lieu of fractional shares in accordance with Section 2.2(e) of the Agreement and Plan of Amalgamation, the “Consideration”). Upon such conversion, each IPC Common Share shall be cancelled and each holder of IPC Common Shares registered in the IPC Share Register or holding a valid IPC Certificate immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such IPC Common Shares except the right to receive the Consideration. The Consideration shall be appropriately adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Validus Common Shares or IPC Common Shares), reorganization, recapitalization, reclassification or other like change with respect to Validus Common Shares or IPC Common Shares having a record date on or after the date hereof and prior to the Effective Time; and

1.1.2 in consideration of the cancellation of all of the IPC Common Shares (other than Excluded Shares and Dissenting Shares), prior to or at the Effective Time, VALIDUS shall deposit, or shall cause to be deposited, with the Exchange Agent the aggregate Consideration for the purpose of the Exchange Agent complying with the exchange procedures set forth in Section 2.2 of the Agreement and Plan of Amalgamation.

* * *

IN WITNESS WHEREOF this Agreement has been duly executed by or on behalf of the parties hereto.

VALIDUS HOLDINGS, LTD.

By:
Name:
Title:

VALIDUS LTD.

By:
Name:
Title:

IPC HOLDINGS, LTD.

By:
Name:
Title:

Annex C

July 8, 2009

Board of Directors
Validus Holdings, Ltd.
19 Par-La-Ville Road
Hamilton, Bermuda HM 11

Members of the Board of Directors:

We understand that Validus Holdings, Ltd. (the “Parent”) proposes to enter into an Agreement and Plan of Amalgamation (the “Amalgamation Agreement”) among the Parent, IPC Holdings, Ltd. (the “Company”) and Validus Ltd., a wholly owned subsidiary of the Parent (the “Amalgamation Subsidiary”), that would provide, among other things, for the amalgamation (the “Amalgamation”) of the Company with the Amalgamation Subsidiary. In the proposed Amalgamation, each issued and outstanding common share, par value $0.01 per share, of the Company (each, a “Company Common Share”), other than Company Common Shares that are owned by the Parent or any of its subsidiaries and any Dissenting Shares (as defined in the Amalgamation Agreement), would be canceled and converted into the right to receive (x) 0.9727 voting common shares, par value $0.175 per share, of the Parent (the “Parent Common Shares”) and (y) $7.50 in cash, without interest ((x) and (y), together with any cash paid in lieu of fractional Parent Common Shares in accordance with the terms of the Amalgamation, the “Consideration”). The terms and conditions of the Amalgamation are more fully set forth in the Amalgamation Agreement.

You have asked for our opinion as to whether, as of the date hereof, the Consideration to be paid by the Parent pursuant to the proposed Amalgamation is fair, from a financial point of view, to the Parent.

For purposes of the opinion set forth herein, we have:

1. reviewed a draft, dated July 8, 2009, of the Amalgamation Agreement (the “Draft Amalgamation Agreement”);

2. reviewed certain publicly available financial statements of the Company and Parent;

3. reviewed certain other publicly available business and financial information relating to the Company and the Parent that we deemed relevant;

4. reviewed certain information, including financial forecasts and other financial and operating data concerning the Parent and the Company, prepared by the management of the Parent and the Company, respectively;

5. discussed the past and present operations and financial condition and the prospects of the Parent with senior executives of the Parent;

6. discussed the past and present operations and financial condition and the prospects of the Company with senior executives of the Company;

7. reviewed the historical market prices and trading activity for the Company Common Shares and the Parent Common Shares and analyzed their implied valuation multiples;

8. compared the value of the Consideration with that received in certain publicly available transactions that we deemed relevant;

9. compared the value of the Consideration with the trading valuations of certain publicly traded companies that we deemed relevant;

10. compared the value of the Consideration with the relative contribution of the Company to the pro forma combined company based on a number of metrics that we deemed relevant;

11. participated in discussions and negotiations among representatives of the Parent and its legal advisors and representatives of the Company and its legal and financial advisors; and

12. performed such other analyses and considered such other factors as we deemed appropriate.

In giving our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information publicly available, supplied or otherwise made available to us by representatives and management of the Parent and the Company for the purposes of this opinion and have further relied upon the assurances of the representatives and management of the Parent and the Company, as applicable, that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial forecasts and projections and other data that have been furnished or otherwise provided to us, including the forecasts concerning the Company prepared by the management of the Company that you directed us to utilize for purposes of our analysis, we have assumed that such financial forecasts and projections and other data were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of the Parent and the Company, as applicable, as to those matters, and we have relied upon such financial forecasts and projections and other data in arriving at our opinion. We express no opinion with respect to such financial forecasts and projections and other data or the assumptions upon which they are based. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Parent, nor have we been furnished with any such appraisals. We have assumed, with your consent, that the Amalgamation will be treated as a reorganization for United States federal income tax purposes. We have assumed that the Amalgamation will be consummated in accordance with the terms set forth in the Amalgamation Agreement, which we have further assumed will be identical in all material respects to the Draft Amalgamation Agreement, and without amendment or waiver of any material terms or conditions set forth in the Amalgamation Agreement. We have further assumed that all material governmental, regulatory and other consents, approvals and waivers necessary for the consummation of the Amalgamation will be obtained without any adverse effect on the Company, the Parent, the Amalgamation or the contemplated benefits of the Amalgamation meaningful to our analysis. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Parent (the “Board”) in connection with the proposed Amalgamation and will receive a fee for services rendered in connection with the proposed Amalgamation, a portion of which has been paid and the remainder of which is contingent on the consummation of the Amalgamation. In addition, the Parent has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this opinion, we have not been engaged by, performed any services for or received any compensation from the Parent or any other parties to the Amalgamation (other than any amounts that were paid to us under the letter agreement pursuant to which we were retained as a financial advisor to the Parent in connection with the Amalgamation and the agreement by which we were retained as dealer manager for the Parent in connection with the exchange offer by Parent for all of the Company Common Shares). As of the date of this opinion, four merchant banking funds affiliated with Greenhill & Co., LLC owned an aggregate of 2,571,427 Parent Common Shares, and certain employees of Greenhill & Co., LLC and its affiliates have interests in one or more of such funds.

It is understood that this letter is for the information of the Board, and is rendered to the Board in connection with its consideration of the proposed Amalgamation and may not be used for any other purpose without our prior written consent, except that this opinion may, if required by law, be included in its entirety in any proxy or other information statement or registration statement to be mailed to the shareholders of the Parent and the Company in connection with the Amalgamation. We are not expressing an opinion as to any aspect of the proposed Amalgamation, other than the fairness, from a financial point of view, to the Parent of the Consideration to be paid by the Parent pursuant to the proposed Amalgamation. In particular, we express no opinion as to the prices at which the Parent Common Shares will trade at any future time. We express no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of the Parent, or any class of such persons relative to the Consideration or with respect to the fairness of any such compensation. This opinion has been approved by our fairness committee. This opinion does not address the underlying business decision of the Parent to engage in the Amalgamation or the relative merits of the Amalgamation as compared to any other alternative business strategies that might exist for the Parent and as such is not intended to be and does not constitute a recommendation to the members of the Board as to whether they should approve the proposed Amalgamation, the documents in connection therewith or any related matters. In addition, this opinion is not intended to be and does not constitute a recommendation as to whether the shareholders of the Parent should approve the issuance of the Parent Common Shares in the Amalgamation or take any other action at any meeting of the shareholders of the Parent convened in connection with the Amalgamation.

Based on and subject to the foregoing, including the limitations and assumptions set forth herein, we are of the opinion that as of the date hereof the Consideration to be paid by the Parent pursuant to the proposed Amalgamation is fair, from a financial point of view, to the Parent.

Very best regards,

GREENHILL & CO., LLC

By:	/s/ Robert F. Greenhill
Robert F. Greenhill
Managing Director

Annex D

July 8, 2009

The Board of Directors
IPC Holdings, Ltd.
American International Building
29 Pembroke Road
Pembroke, HM 08, Bermuda

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common shares, par value $0.01 per share (the “Company Common Shares”), of IPC Holdings, Ltd. (the “Company”) of the consideration to be paid to such holders in the proposed amalgamation (the “Transaction”) of the Company with a wholly-owned subsidiary of Validus Holdings, Ltd. (the “Acquiror”). Pursuant to the Agreement and Plan of Amalgamation (the “Agreement”), among the Company, the Acquiror and its subsidiary, Validus Ltd. (the “Amalgamation Sub”), the Company will be amalgamated (the “Amalgamation”) with the Amalgamation Sub whereupon the amalgamated company will be a wholly owned subsidiary of the Acquiror. Pursuant to the Amalgamation, each outstanding Company Common Share, other than Company Common Shares owned by the Acquiror and its subsidiaries and Dissenting Shares (as defined in the Agreement), will be cancelled and converted into the right to receive for each Company Common Share consideration equal to $7.50 in cash without interest (the “Cash Consideration”) and 0.9727 shares (the “Share Consideration”, and together with the Cash Consideration, the “Consideration”) of the Acquiror’s voting common shares, par value $0.175 per share (the “Acquiror Common Shares”).

In arriving at our opinion, we have (i) reviewed a draft dated July 8, 2009 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Shares and the Acquiror Common Shares and certain publicly traded securities of such other companies; (v) reviewed certain financial analyses and forecasts provided by the management of the Company and/or the Acquiror or prepared as directed by the management of the Company, including (a) certain internal financial analyses and forecasts prepared by the management of the Company, or as directed by the management of the Company, relating to the Company’s business, (b) certain internal financial analyses and forecasts prepared by the management of the Acquiror relating to the Acquiror’s business as adjusted as directed by the management of the Company and (c) certain internal financial analyses and forecasts relating to the combined business of the Company and the Acquiror (the “Combined Business”) prepared by the management of the Acquiror and adjusted as directed by the management of the Company; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or the Acquiror or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have not been provided with any valuation or appraisal of any assets or liabilities on which we were permitted to or did rely. In relying on financial analyses and forecasts provided to us or prepared as directed by management of the Company or derived from any of the foregoing, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company, the Acquiror and the Combined Business. We express no view as to any analyses or forecasts referred to herein or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, will have the purchase accounting consequences described in discussions with, and materials furnished to us by, representatives of the Company and the Acquiror and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory, actuarial or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. Except as would not be material to our analysis, we have further assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Shares (other than Acquiror and its affiliates) in the proposed Transaction and we express no opinion as to the fairness of the Transaction to, or any consideration paid in connection therewith to, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Shares in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Shares or the Acquiror Common Shares will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and the Acquiror, for which we and such of our affiliates have received customary compensation. Such services during such period have included an engagement to act as financial advisor to the Company in connection with its analysis and consideration of various potential strategic alternatives. That engagement resulted in our engagement to act as the Company’s financial advisor in connection with the Transaction. In addition, our commercial banking affiliate is a lender under the outstanding $500,000,000 senior credit facilities of the Company (the “Company Credit Facility”), for which it receives customary compensation or other financial benefits. It is anticipated that the Company Credit Facility will be amended in connection with the Transaction and that such amendment will result in the payment of customary compensation to our affiliate and in certain of the terms under the Company Credit Facility being amended to be more favorable to the lenders thereunder. Our commercial banking affiliate is lead arranger of the Acquiror’s syndicated credit facility (the “Acquiror Credit Facility”), which includes a $200,000,000 three-year unsecured facility and a $500,000,000 five-year secured letter of credit facility, and such affiliate receives customary compensation and other financial benefits in connection with the Acquiror Credit Facility. It is anticipated that the Acquiror Credit Facility will be amended in connection with the Transaction and that such amendment will result in the payment of customary compensation to our affiliate and in certain of the terms under the Acquiror Credit Facility being amended to be more favorable to the lenders thereunder. We acted as one of the underwriters for the Acquiror’s initial public offering in July 2007, and we received customary compensation in connection therewith. Our services also include treasury and security services provided to the Acquiror, for which we receive customary compensation. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror or certain of its affiliates for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Shares in the proposed Transaction is fair, from a financial point of view, to such holders (other than the Acquiror and its affiliates).

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities Inc. This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. MORGAN SECURITIES INC.

Annex E

Proposed IPC Bye-Law Amendment

The following shall be inserted as bye-law 90 under the caption “MEMBER VOTE TO APPROVE AN AMALGAMATION”:

“90. Amalgamation

A resolution proposed for consideration at a general meeting to approve the amalgamation of the Company with any other company shall require the affirmative vote of a majority of the votes cast by Members present or represented by proxy and voting at such general meeting and the quorum for such general meeting shall be as set out in Bye-Law 39.”

E-1